Form 20-F
period 1998-12-31
PARADIGM GEOPHYSICAL LTD
filed 1999-06-30
CIK 931131

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                          -----------------------------

                                    FORM 20-F


   [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
   [X]   ANNUAL REPORT PURSUANT TO SECTION 13  OR  15 (d) OF THE
         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1998
                                       OR
   [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                    For the transition period from        to

                             Commission file number 0-29538

                            PARADIGM GEOPHYSICAL LTD.


             (Exact Name of Registrant as specified in its charter)

                                     ISRAEL
                 (Jurisdiction of incorporation or organization)
    Gav-Yam Center No. 3, 9 Shenkar St., P.O. Box 2061, Herzlia B 46120 ISRAEL

                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
                                      NONE
                                (Title of Class)
  ---------------------------------------------------------------------------
Securities registered or to be registered pursuant to Section 12(g) of the Act.


Title of each class
-------------------
Ordinary Shares, par value NIS 0.5 per share

  ---------------------------------------------------------------------------
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Title of each class
-------------------
Ordinary Shares, par value NIS 0.5 per share

  ---------------------------------------------------------------------------
Indicate the number of outstanding shares of each of the issuer's classes of capital of common stock as of the close of the period covered by the annual report:
                           13,026,336 Ordinary Shares

Indicate by checkmark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d)of the Securities Exchange act of 1934 during the proceeding 12 months (or for such shorter period that the registrant was required to file such reports), and (2)has been subject to such filing requirements for the past 90 days.

                          [X]  Yes            [ ] No

Indicate by checkmark which financial statement item the registrant has elected to follow:

                       [ ] Item 17            [X] Item 18

TABLE OF CONTENTS




ITEM                                                                                           Page

1.    DESCRIPTION OF BUSINESS                                                                     3

2.    DESCRIPTION OF PROPERTY                                                                    16

3.    LEGAL PROCEEDINGS                                                                          16

4.    CONTROL OF REGISTRANT                                                                      17

5.    NATURE OF TRADING MARKET                                                                   19

6.    EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS                         20

7.    TAXATION                                                                                   20

8.    SELECTED CONSOLIDATED FINANCIAL DATA                                                       29

9.    MANAGEMENTS DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
      OPERATIONS                                                                                 32

10.   DIRECTORS AND OFFICERS OF REGISTRANT                                                       42

11.   COMPENSATION OF DIRECTORS AND OFFICERS                                                     44

12.   OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES                             45

13.   INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS                                             48

14.   DESCRIPTION OF SECURITIES TO BE REGISTERED                                                 48

15.   DEFAULTS UPON SENIOR SECURITIES                                                            48

16.   CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES                    48

17.   FINANCIAL STATEMENTS                                                                       48

18.   FINANCIAL STATEMENTS                                                                       48

In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995, Paradigm Geophysical Ltd. ("Paradigm" or the "Company")is providing the following cautionary statement. This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Paradigm and certain of the plans and objectives of Paradigm with respect to these items. In particular, among other statements, certain statements in Item 1: "Description of Business" with regard to management objectives, market trends, market standing and product volumes, and the statements in Item 9: "Management's Discussions and Analysis of Financial Condition and Results of Operations" with regard to trends in results of operations, margins, overall market trends, risk management and exchange rates are forward-looking in nature. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. The Company's actual results could differ materially from the results reflected in those forward-looking statements. The Company disclaims any obligation to update it's forward-looking statements. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the price of oil, levels of business spending, employee costs, future exchange and interest rates, changes in tax rates and future business combinations and acquisitions.


ITEM 1 - DESCRIPTION OF BUSINESS

INTRODUCTION

      Paradigm Geophysical Ltd. is a geoscience knowledge solutions company, which provides computer-aided exploration and production software products and services to the oil and gas industry. Paradigm's enabling technologies through its products and services facilitate the field asset teams of oil and gas companies to explore, model, simulate and manage oil and gas reservoirs with precision and accuracy so as to reduce exploration and production costs, minimize risk in drilling and increase the productivity of proven reserves.

      Paradigm achieves this objective by focusing on two major categories of business activity to the oil and gas industry: (i) providing comprehensive software solution suites for the processing and interpretation of prospective drilling site data for sub-surface modeling, prospective drilling site evaluation, mapping, reservoir characterization and management; and (ii) data processing services to extract the most geoscience knowledge from the seismic and geological well and reservoir production data.

      In 1993, Paradigm introduced time to depth technology. By the end of 1998, Paradigm also provided a full set of unique tools for computer aided exploration, covering seismic data processing and inversion, visualization and model building in both the time and depth domains. Output and interpretation tools today employ solid modeling techniques and computer graphics volume visualization. In early 1999, Paradigm acquired additional products and technologies that enhance the geological aspects of its geoscience-based software (See "PTM and Related Acquisitions "), enabling it to provide the initial products for a planned broad suite of production tools.

      Paradigm markets its products and services globally to a broad range of customers, including all the major, independent and national oil companies as well as oil services companies. The Company has sales and service offices in the United States, Canada, Venezuela, Argentina, the United Kingdom, Russia, China,

Australia, Indonesia and Singapore. The Company, through its global presence and resources, has the flexibility to operate in the framework most appropriate to a particular customer's needs, goals, and budget through software licensing, outsourcing and consulting.

      The Company's principal executive offices are located at Shenkar St. 9, Gav Yam Center No.3, Herzlia 46120, Israel and its telephone number is + 972-9-9709300.


      The Company's Ordinary Shares are listed on the NASDAQ National Market under the symbol PGEO.

INDUSTRY BACKGROUND

      Seismic data consists of measurements of time intervals and reflection strengths of sound waves reflected off the boundaries of different subsurface formations, and is the principal source of information used by geoscientists to map potential oil and natural gas-bearing subsurface strata and reservoirs. The sound waves are generated through the discharge of compressed air, the detonation of small explosive charges or other energy generating techniques. As the sound waves reflect off the boundaries of different subsurface formations, electronic sensors record the varying time intervals and reflection strengths. The seismic data is then digitally cleaned and enhanced by a seismic data processing system. Paradigm's suite of software solutions transforms the processed seismic data, through complex mathematical algorithms, into two and three dimensional computer-graphics images of the earth's subsurface. These images can then be interpreted to create detailed maps of either exploration drilling prospects or known oil and natural gas reservoirs.

      The diagram below depicts the primary steps of the traditional seismic acquisition, processing and interpretation process:


               ACQUISITION                                         PROCESSING                  INTERPRETATION
               -----------                                         ----------                  --------------
Energy source to   -->  Electronic sensors  -->   Computers to filter  -->  Workstations/software  -->  Geological modeling
create sound waves      to record signals         & process data            to image and interpret      drilling decisions


     Seismic data analysis is used by oil and gas companies during almost every phase of exploration, production and reservoir management. This analysis consists of the processing and interpretation of two-dimensional ("2D") and three-dimensional ("3D") seismic and other geophysical data, which is needed to produce computer-generated graphic cross-sections and maps of the subsurface strata. The resulting cross-sections and maps are then analyzed and interpreted by a range of geoscientists, petrophysicists and engineers and are used to: (i) determine whether subsurface conditions are likely to be favorable for finding oil and natural gas reserves; (ii) appraise identified reservoirs to determine the presence of commercially viable oil and natural gas accumulations; (iii) plan the exploitation of the prospective drilling site; (iv) monitor reservoirs under production, and (v) enhance oil and natural gas recovery during production.

      Analysis of seismic data through computer-aided technology, reduces drilling risk, improves drilling success rates and lowers capital costs of field development. The advanced analysis of seismic data through software has been a major contributing factor in reducing oil and gas companies' costs of exploration, finding and field development in recent years. The integration of the sub-surface models derived from seismic and geological data, with well log data and other field production data, provide powerful tools for the simulation and management of reservoirs under production. The objective of these reservoir characterization and management tools is to increase the full-life production volumes from oil and natural gas fields, while contributing to lowering production costs.

      In general, the largest and geologically simplest oil and natural gas reserves have been discovered and developed. As a result, the oil and gas industry has increasingly focused its exploration and development efforts on smaller potential accumulations of oil and natural gas in mature producing basins and in new areas with more complex geology and more difficult logistics. Therefore, oil and gas companies have sought more accurate models of subsurface geological formations to: (i) better identify and interpret potential oil and natural gas reserves; (ii) improve the quality of their exploration and drilling decisions to substantially reduce drilling and field preparation risk; and (iii) lower production costs while increasing recovery rates from fields under production. They achieve this through the use of increasingly sophisticated computer-based software tools.

      Despite the recent lower oil price that has resulted in a serious cut-back in exploration and development expenditures from mid-1998 to-date, the Company believes that, in the medium term, growth in demand for computer-based geoscience knowledge solutions will resume. This is expected to be generated by several factors: including: (i) improved data acquisition techniques (e.g "multi-component seismic") that have greatly increased the amount of seismic data gathered demanding software programs that can process the ever larger volumes of data from these seismic surveys; (ii) the decline in the number of geoscience knowledge staff retained within the oil companies; and (iii) the demand for new reservoir characterization management tools that integrate seismic and non-seismic data. The Company believes that the long-run trend of increased spending on geoscience-related knowledge solutions for exploration and production will continue and that Paradigm is well positioned to benefit from this growth.

     The trend toward "complete solutions" and the need to quickly and accurately produce and analyze seismic and related geoscience data has led to the growth of the software industry devoted to oil and natural gas exploration tools. This demands sophisticated software, which is science and mathematics intensive, and powerful computing resources to process very large volumes of data and to yield accurate science-based models and images of the subsurface. Oil and natural gas companies are now identifying geoscience knowledge solutions companies that can offer computer software product suites that provide integrated and complete solutions to their range of seismic and related data processing, modeling, imaging and interpretation efforts. At the same time, there is increasing concern over the costs of computing resources and the oil and natural gas companies are now seeking solutions providers that contribute to their goal of significantly lowering enterprise-wide information technology ("IT") costs. Due to the fragmented nature of the software industry, Companies in the oil and gas industry have, in the past, engaged the services and purchased the products of numerous software providers to meet their range of exploration needs. Today, the trend is for the leading software developers in this industry to provide complete solutions in their software product suites. The "complete solutions" objective is the core of the Company's product development strategy.

CORE TECHNOLOGIES AND PRODUCTS

      TECHNOLOGIES: The Company has built or acquired a suite of software products to process, analyze and interpret geophysical and related data for the oil and natural gas industry. Most of the software is written in C++ code using software industry standards and conventions. All products are currently available for the UNIX operating system on a wide range of vendors' computing platforms. During 1999, products will be migrated to the NT operating system, and will support UNIX/NT co-existence.

      Each product contains five major operative and functional components:

      (i) GEOSCIENCE ALGORITHMS, capturing the underlying theory of the industry and translating it into operative tools for day-to-day use by the industry's geoscience-knowledge staff. Many of the algorithms are proprietary or the latest state of the art;

      (ii) DATA PROCESSING, storage and retrieval modules, capable of handling data sets of large volume and ensuring the integrity of such very large data sets, while proving the optimal use of computing resources to minimize data processing time and computing resources;

      (iii) COMPUTER-BASED GRAPHICS AND VISUALIZATION MODULES, that translate the data into visual displays, and enable three dimensional model building and visualization of the large data sets characteristic of geoscience-based applications;

      (iv) SOFTWARE ENGINEERING ENVELOPE, encompassing industry standards for screen displays, menu and icon driven applications, forward and backward compatibility to data bases and other common utilities; and

      (v) SOFTWARE PROGRAMMING ENVIRONMENT, using the latest computer aided software engineering ("CASE") tools, this system enables the user to track, coordinate and control a large and diverse development team, including automatic tracing of software versions, enhancement and bugs and programming resources allocations.

      PRODUCTS: The Company has pioneered a number of innovations in the industry:

      (i)   the inversion to depth of traditional time-based seismic data;

      (ii)  volume based interpretation; and

      (iii) the integrated common earth model for all geoscience applications for oil and gas prospect exploration and evaluation.

      On the basis of these innovations, the Company established a set of product suites that provides tools for the analysis and interpretation of geoscience data, covering a range of requirements for oil and gas prospect exploration and evaluation.

      Development of each new product consists primarily of the development of new algorithms that are then embedded in an enabling environment composed of selected library modules for graphics, data management and processing, and software engineering. This software manufacturing environment, using the optimal number of common elements, enables the Company to bring new products and product enhancements to market in a cost and time effective manner, and obtain the full benefit from the Company's past and continuing large investment in product development and intellectual property.

EXPANSION OF PRODUCT OFFERINGS

      The Company's acquisition of all of the outstanding stock of CogniSeis Development Inc. ("CogniSeis") in October 1997, permitted the Company to move from a supplier of specialized depth-imaging products to integrated product suites that provide a complete range of solutions in the time and depth domains for processing, inversion and interpretation of seismic and non-seismic data. The integration of CogniSeis and Paradigm products into coherent product suites was introduced to the market in September 1998, transforming Paradigm into a total solution provider of seismic and related data for oil and natural gas exploration.

      MICROSOFT WINDOWS NT VERSIONS OF PARADIGM'S PRODUCT SUITES. On March 23, 1999, Paradigm announced an initiative to provide its entire integrated suite of products on the Microsoft Windows NT platform. A unified Windows NT/UNIX strategy is a logical solution for IT and business decision-makers because of the reduced operational costs, increased functionality and ease of integration the Windows platform provides. The Company expects that the product migration will be completed by the end of the year, with the majority of its ERGOS(TM) suite of interpretation and modeling solutions available as beta releases on qualified Windows NT platforms by the end of 1999. There can be no assurance that the product migration will be completed by the end of 1999.

      PTM AND RELATED ACQUISITIONS. In March 1999, Paradigm acquired the Petroleum Technology division of Mincom Limited ("PTM") for approximately $9 million. PTM's flagship product, GEOLOG(TM), is a complete suite of well information software tools for log analysis and petrophysics, widely used throughout the oil and natural gas exploration and production industry. GEOLOG(TM) allows Paradigm to enter the growing reservoir management market.

      On June 10, 1999, the Company announced the acquisition of PlaNET, an integrated suite of software for reservoir modeling and oil and gas field network planning, from Dr. Andrew Wadsley. Dr. Wadsley has joined Paradigm to continue development and integration of the software into Paradigm's existing technologies.

      These acquisitions permitted the Company to replace previously acquired or developed software modules in the ERGOS product suite and to initiate reorganization of certain physical and human resources.

PRODUCTS

      Paradigm currently offers two major software suites, ECHOS(TM) (for data analysis and inversion) and ERGOS(TM) (for data interpretation, model building and quality control), and has announced the development of POROS(TM) (for reservoir characterization and production management). Scalable and modular, these open architecture suites include software products dedicated to performing all of the tasks in seismic data analysis and interpretation, and increasingly to incorporate and integrate non-seismic data. Through interactive information sharing between geoscientists working on the prospective drilling site and an asset team, the use of Paradigm's product suites enables the development of more and better geoscience-based information and knowledge from the available data in significantly less time.

      ECHOS is a fully integrated suite for seismic processing and inversion. It enables the asset team to move projects from field tapes to an earth model and a seismic image in depth, all in a unified environment. By sharing common data structures, file systems, applications and standard interfaces, geophysicists generate more meaningful, reliable and direct information. Streamlined workflows, rather than serial manipulations of data, reduce setup and idle time and eliminate redundancies in the process. The suite comprises three powerful tools which provide: (i) seismic data processing (FOCUS(R));(ii) velocity model building and depth imaging (POWER(TM)); and (iii) amplitude versus offset ("AVO") inversion and analysis (PROBE(TM)).

SEISMIC DATA PROCESSING

Generating high-resolution seismic data sections and volumes is a prerequisite for most exploration projects. FOCUS is a 2D and 3D seismic processing system for exploration geophysicists. As seismic exploration objectives become more demanding, FOCUS readily adapts to meet these demands. It accommodates new processing techniques and integrates advanced geophysical applications for field, desktop, or production processing. The popularity of the system is largely due to its broad scope of geophysical applications, system maturity, stability, openness, and versatility of its programming environment.

VELOCITY MODEL BUILDING AND DEPTH IMAGING

POWER is used by many of the world's leading oil and gas exploration firms for obtaining accurate depth imaging results. This cost-effective system integrates velocity analysis, time-to-depth conversion, model building, model verification, and depth migration to resolve the challenging seismic data imaging and positioning problems. The system provides a full range of accurate 2D and 3D depth and time imaging tools for any size project of any geological complexity.

AVO INVERSION AND ANALYSIS

Oil and gas field exploration and development requires the accurate prediction of rock composition and rock properties including their capacity to hold hydrocarbon fluids. The PROBE system provides the geoscientist with a set of powerful tools and fully interactive work flows for detecting the presence of hydrocarbon fluids using AVO technology. By incorporating information from velocity models, PROBE results (obtained from the inversion of seismic amplitude data) have been demonstrated to be more reliable than conventional methods in detecting the presence of hydrocarbons. PROBE effectively integrates all of the tasks (inversion, analysis, and modeling) involved in AVO studies into one unified environment to greatly enhance the productivity of geoscientists.


ERGOS(TM) is a comprehensive and integrated software suite dedicated to seismic data interpretation, model building, and mapping. It offers unparalleled power and productivity to concurrently analyze the structure and stratigraphic properties of large amounts of seismic data. The suite incorporates both volume-based visualization and solid-based modeling technologies in order to better understand the subsurface. A shared earth model assures data integrity and accuracy, allowing concurrent application of solutions for maximum productivity. The suite consists of six products which provide for: (i) seismic data interpretation (SEISX(TM));(ii) depth conversion and map-based geostatistics (EARTHMODEL/ EXPLORER(TM));(iii) mapping and solid model building (SOLIDGEO(TM));(iv) volume-based visualization and interpretation (VOXELGEO*);
(v) structural modeling, restoration and balancing (GEOSEC(TM)); and (vi) well logging and geological interpretation (GEOLOG(TM)) .

SEISMIC DATA INTERPRETATION

Paradigm offers SEISX, a cost-effective, field-proven interpretation product which integrates multiple 2D and 3D seismic data surveys with well log data in a high performance

--------
* Voxel(R) is the registered trademark of Vital Images, Inc., and is licensed exclusively to Paradigm for use in sub-surface visualization products.

interpretation and mapping environment. SEISX is an industry standard seismic data interpretation solution. It offers an intuitive, easy to use, and customizable interpretation solution for stratigraphic and structural exploration projects. Through efficient loading and display, SEISX merges data from massive regional projects, involving thousands of wells, hundreds of 2D lines and multiple 3D surveys, into one integrated project. The system is fully compatible with Unix and Windows NT operating systems.

MAPPING AND TIME-TO-DEPTH CONVERSION

Time-to-depth conversion is a necessary yet difficult process in earth model building and seismic data imaging. The EARTHMODEL/EXPLORER enables the interpreter to perform and verify these conversions in time frames required for making drilling assessments. The system effectively integrates all seismic and well data required for the conversion while offering a variety of time to depth conversion strategies suitable for different regional requirements. Comprehensive and easy to use, this productive system yields reliable time to depth conversions.

MAPPING AND SOLID MODEL BUILDING

Geoscientists need interactive tools for building, editing, visualizing, and verifying geologic models of the subsurface. SOLIDGEO provides geoscientists with advanced technologies to accurately model and map subsurface features composed of closed formation solids. SOLIDGEO is engineered to handle multi-valued surfaces, fault geometry, and closed-body definitions, requirements for modeling in today's exploration environments. Field-tested on the most complex models, SOLIDGEO accelerates the process of building and refining models of the earth's subsurface. Additionally, it provides the means to visualize and share earth models within Paradigm's ECHOS and ERGOS product suites.

VOLUME-BASED VISUALIZATION

To reveal both structural complexity and stratigraphic detail in a true three-dimensional setting, geoscience professionals need to visualize and interpret seismic data directly in the 3D volume rather than as a series of contiguous cross sections. By combing Voxel-based technology with unique rendering capabilities, VOXELGEO gives the seismic interpreter and reservoir engineer a direct path to the interior of the earth's subsurface. Volume visualization enables interpreters to analyze the subsurface faster and more thoroughly. This early analysis of large amounts of seismic data provides insights into potential drilling locations within a time frame that is unachievable by conventional interpretation methods.

STRUCTURAL MODELING, RESTORATION AND BALANCING

Structural interpretations generated from seismic data of poor or questionable data quality must be constrained and validated with alternative procedures. GEOSEC enables interpreters and structural geologists to interactively construct, restore, and validate geologic cross sections and 3D structural models. Using algorithms that model the behavior of rock deformation, GEOSEC users are able to validate seismic interpretations, predict faults, model strain, and evaluate potential hydrocarbon migration pathways.

GEOLOGICAL INTERPRETATION AND WELL LOGS

GEOLOG(TM), is a complete suite of well information software tools for log analysis and petrophysics permitting geological interpretation of the prospective drilling site independently, and in conjunction with seismic information provided from other products in the ERGOS suite.

GEOPHYSICAL SERVICES

      Paradigm offers its own geophysical specialists and computer resources in partnership with the customer's exploration team. Paradigm also provides complete solutions for seismic data processing, velocity model building, depth imaging and amplitude versus offset analysis. With the acquisition of PTM in March 1999, Paradigm now provides services for the management, analysis and interpretation of well-log data.

      Paradigm has three regional service centers in Houston, London and Perth, and seven local centers in Aberdeen, Beijing, Brisbane, Buenos Aires, Calgary, Caracas, and Moscow. Additional local centers in Latin America, Europe, the former Soviet Union and the Far East are under consideration for 1999 and 2000. Each center is equipped with powerful hardware, and skilled and experienced geoscientists with knowledge of the local geological and production environments that they serve.

      The Company's computing capacity world wide has increased from 72 Central Processing Units ("CPU's") at the end of 1997, to 148 CPU's at the end of 1998, and 262 CPU's at the end of May 1999. This reflects the Company's response to increasing demand by oil companies for outsourced geophysical analysis services.

MAINTENANCE AND SUPPORT

      The Company employs geoscientists and computer scientists to provide installation and training, telephone hot-line and e-mail technical support through the Company's headquarters, and local offices. A typical software license agreement provides the customer's first year of maintenance and support in conjunction with the initial purchase of the software license. The Company provides its customers with optional post-contract maintenance and support agreements which are renewable annually. Most of the Company's customers have entered into post-contract maintenance and support agreements, which entitle them to receive all product updates as well as e-mail and telephone technical support.

TURNKEY DATA PROCESSING CENTER FOR SEISMIC DATA
PROCESSING AND INTERPRETATION

      On March 30, 1999, Paradigm announced the award of a tender valued at approximately $10 million by a major Asia Pacific state-owned oil and gas company. Under the terms of the contract, Paradigm will provide a turnkey data processing center (hardware and software) for seismic data processing and interpretation, as well as post-installation services, including staff training, work flows and technology transfer consultancy, maintenance and support.

SALES AND MARKETING

      The Company's strategy is to market its products and services to the international oil and gas industry as a unique, comprehensive and cost-effective integrated solution for processing, modeling, imaging and interpreting seismic and non-seismic geoscience data and to leverage these solutions across potential markets by capitalizing on the Company's technological leadership. The Company sells its products and geophysical services worldwide to end-users through its 12 local sales and support offices and through sales agents.

      In implementing its sales and marketing strategy, the Company seeks to maintain a local presence in its markets by acquiring significant in-house knowledge of local geology and markets. The Company's local offices are staffed with highly-trained, senior technical and marketing personnel. Sales agents in certain markets, particularly the Middle East, Far East and South America, assist the Company in initiating business contacts and provide the means for operating in countries where a full-time staff presence and infrastructure is not yet justified.

      In February 1999, the Company completed its acquisition of certain assets and assumed certain liabilities of Geotech Joint Stock Company ("Geotech"), a Russian based seismic software development company, for a minimum payment of $500,000 to Geotech and to shareholders of Geotech. The agreement with Geotech provides for additional payments of up to $1,300,000 in the event certain sales targets are achieved. This acquisition enables Paradigm to significantly expand its sales and marketing efforts in the countries of the former Soviet Union.

      The Company conducts worldwide educational workshops and seminars for senior geoscientists as part of its sales and marketing strategy in order to demonstrate the application of its products. Regional trade shows offer the Company an additional opportunity to implement its sales and marketing strategy through showcasing its technology at customized demonstration booths and presenting technical papers to show attendees. The Company participates in all major industry events worldwide.

      Major trade journal advertisements and direct mail campaigns offer the Company opportunities to aggressively market its product and service solutions.


CUSTOMERS

      The Company licenses its products and provides geophysical services to all the major international oil and gas companies, leading state-owned oil and gas companies, independent oil and gas producers and oilfield service companies. The

Company is not dependant on any single customer, and no customer represented more than 5% of the Company's revenue during 1998.

RESEARCH AND DEVELOPMENT

      The oil and natural gas exploration and production software industry is characterized by rapid technological change and aggressive competition in product innovation and enhancement. The development of new and improved seismic processing and interpretation products and technologies, the enhancement of existing ones, the integration of non-seismic data, and the recent emphasis on upgrading production software, are integral to Paradigm's operations.

      The Company, therefore, commits substantial resources to research and development. Research and development expenditure in 1998 totaled $8,061,000 or 17.8% of revenues, compared with $5,095,000 in 1997 or 20.5% of revenues and $1,840,000 in 1996 or 15.9% of revenues.

      The core of the Company's 95 research and development staff is situated in Israel, with additional product development and research staff in the USA, Australia and Russia. Many of the Company's research and development personnel hold advanced degrees in the fields of geoscience, mathematics, and computer science.

      The Company believes in, and encourages collaboration with, customers in the development of product applications. The Company's research and development efforts are enhanced by feedback received from its geophysical services operations, which provides important information regarding the application of the latest releases of Company software products.

      The Company typically releases one new product version and several updates on an annual basis. Distribution of these new versions and updates is also available through electronic transmission to customers.

      Part of the Company's research and development activities have been funded by grants from the Office of the Chief Scientist of the Government of Israel ("OCS"). Elements of the Company's products developed by Paradigm (i.e. those products not acquired) are covered to some extent under the royalty agreements with the OCS. As of July 1996, the Company chose not to apply for further research grants from the OCS. There are continuing royalty obligations to the OCS. (See note 11(a) of the Financial Statements) The Company has expensed royalties in the amounts of $351,000, $402,000 and $400,000 for the years ended December 31, 1996, 1997 and 1998, respectively. These royalty payments are expected to continue through 2000. However, the Company may elect, in a negotiated agreement with the OCS, to terminate these grant agreements with a lump sum payment based on the outstanding balance of amounts granted to the Company.

INTELLECTUAL PROPERTY

      The Company's business results depend substantially upon its proprietary technology. The Company relies on a combination of trademark laws to establish and protect its proprietary rights in its technology. To date, the Company has not applied for patent protection for its software products, but has already obtained and has applied for patents for specific geoscience algorithms. In addition, the Company enters into confidentiality and license agreements with its employees and customers, which limit access to, and distribution of its technology. The Company also relies, in part, on certain technology which it licenses from third parties, including software which is integrated with Company-developed software and used in its products and geophysical services.

INDUSTRY OUTLOOK

     In the past twelve months, oil prices have fallen to their lowest levels since 1986. In addition, this decrease has been maintained for much longer than the last price collapse in 1986, and the average price in 1998 was the lowest annual average since 1973. Such a development goes against what could have been described as conventional wisdom in the industry, throughout at least the last decade, that oil prices would remain at least stable and that at some point would increase. This conventional view had important consequences for expectations about the relative levels of return likely to be achievable in the different phases of the industry and important consequences, therefore, for the strategies of oil companies.

     The events of the past twelve months have severely shaken the conventional view and are already having significant impacts on investments in the oil industry as well as the organizational structure of the industry.

     The primary response of oil companies to the dramatically lower level of oil prices has been to slash exploration and development expenditures. The oil price drop in the mid-1980's encouraged the utilization of technical innovation as a way of trying to remain competitive.

     In the oil services sector, companies can expect to be effected by the drive to cut costs and by the reduced exploration and development budgets. Cost cutting has in the past been a spur to outsourcing. The reduction in overhead cost can make outsourcing attractive both as a way of actually cutting costs but also as way of demonstrating a commitment to cutting costs.

     The pressure to cut costs is likely to promote use of improved technologies and will provide rewards to the most efficient, both in oil and gas production and oil field services.

COMPETITION

SOFTWARE PROVIDERS

     The development, sale and support of software designed to facilitate the exploration and development of oil and natural gas reserves is a highly competitive business. Competitive factors include product quality, first-to-market product capabilities, product performance, ease of use, price, customer support and reputation for dependability, and relative financial strength. The Company believes that its major competitors worldwide are:
GeoQuest, a division of Schlumberger Ltd.; Landmark Graphics Corporation, a subsidiary of Haliburton Company; Compagnie Generale de Geophysique; and Western Geophysical, a division of Western Atlas, Inc., which is a subsidiary of Baker Hughes Inc. Since these competitors are divisions or subsidiaries of large multinational industrial enterprises, the Company believes they have far greater financial and other resources than the Company and more extensive and longstanding business relationships with the larger oil and natural gas companies world-wide. Accordingly, these competitors may be able to devote more financial resources to the development of technology and utilize their relationships to gain advantage in the future. The Company also faces competition from a large number of much smaller competitors that provide products that serve niche portions of the Company's markets.

SERVICE PROVIDERS

      The Company believes there are numerous competitors in the geophysical services business. Although reliable comparative figures are not available, the Company believes its principal competitors in the geophysical services business have more extensive and diversified operations and also have financial, operating and other resources substantially in excess of those available to the Company. These competitors include, among others, Geco-Prakla, a division of Schlumberger Ltd., Compagnie Generale de Geophysique, PGS Tensor, a division of Petroleum Geo-Services; and Western Geophysical, a division of Western Atlas Inc. a subsidiary of Baker Hughes Inc.

     If the Company is unable to compete effectively against current and future competitors, the Company's business, financial condition and results of operations will be materially adversely affected.

EMPLOYEES

     As of May 1, 1999, Paradigm employed a total of 354 persons, an increase of 115 persons over a one year period. The PTM and related acquisitions account for 40 persons of this increase. As of May 1, 1999, Paradigm employees included 4 in executive management, 95 in research and development, 75 in marketing and sales, 79 in maintenance and support, 36 in seismic data processing and interpretation services, and 65 in administration. The Company employed 85 persons in Israel, with the remaining 269 located in its other offices.

      With respect to the Company's operations, competition for appropriately qualified and experienced geoscience and software personnel is intense and there are a limited number of professionals with the level of knowledge and experience required by the Company.

      The Company invests significant resources in recruiting, training and retaining quality personnel. The Company's future success substantially depends upon its continuing ability to attract and retain highly qualified managerial, technical, sales and marketing personnel.

      The Company has to comply with various labor and immigration laws throughout the world, including laws and regulations in the United States, Europe, Israel, Latin America, the Far East and Australia.

      The Company's operating subsidiaries are not a party to any collective bargaining agreements. However, certain provisions of the collective bargaining agreements between the Histradrut (General Federation of Labor) and the Coordination Bureau of Economic Organizations (including the Industrialists Associations) are applicable to the Company's Israeli employees by order of the Israeli Ministry of Labor and Welfare. These provisions principally concern cost of living increases, recreation pay and other conditions of employment. The Company generally provides its employees with benefits and working conditions above the required minimums. None of the Company's employees is currently represented by a labor union. The Company has not, to date, experienced any work stoppages.

      Israeli labor laws and regulations are applicable to all of the Company's employees in Israel. The laws principally concern matters such as paid annual vacation, paid sick days, the length of the workday, pay for overtime, insurance for work-related accidents, severance pay and other conditions of employment. Israeli law generally requires severance pay, which may be funded by Manager's Insurance upon the retirement or death of an employee or termination of employment with cause (as defined by law). The payments therefore are approximately 8.3% of wages. This policy provides a combination of savings plans, insurance and severance pay, if legally entitled, upon termination of employment. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the United States Social Security Administration. Since January 1, 1995, such amounts also include payments for national health insurance. The payments to the National Insurance Institute are approximately 14.5% of wages (up to a specified maximum amount), of which the employee contributes approximately 66.0% and the employer contributes approximately 34.0%.

      Although not legally required, the Company regularly contributes to a "Managers' Insurance" fund on behalf of its employees located in Israel. This fund provides these employees with a lump sum payment upon retirement or severance pay, if legally entitled, upon termination of employment. Each employee who agrees to participate in the Managers' Insurance plan contributes an amount equal to 5.0% of such employee's salary and the employer contributes an average of approximately 13.3% of such salary.

OPERATIONS IN ISRAEL

      The Company is incorporated under the laws of, and its principal offices are located in, the State of Israel. The Company is directly influenced by the political, economic and military conditions affecting Israel such as hostilities with neighboring countries and risks of cessation of trade.

      The Company may benefit from certain Israeli government programs and tax benefits, particularly as a result of the "Approved Enterprise" status of the Company's Israeli operations and receipt of research and development grants from the OCS. To be eligible for these programs and tax benefits, the Company must continue to meet certain conditions. If the Company fails to meet such conditions in the future, it could be required to refund all tax benefits previously received. There can be no assurance that such programs and tax benefits will be continued at their current levels, or otherwise. The termination or reduction of such programs and tax benefits could have a material adverse effect on the Company's business, operating results and financial condition.

YEAR 2000 COMPLIANCE

     Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, prior to January 1, 2000, computer systems and/or software used by many companies may need to be upgraded to comply with such "Year 2000" requirements. Significant uncertainty exists in the software industry concerning the potential consequences of the Year 2000 phenomenon.

      The Company's software products are not date dependant . All but one of these products have been modified to comply with the Year 2000 requirements. This Company expects that this product will be Year 2000 compliant by the end of the third quarter of 1999.

     Certain products and services provided to the Company's customers by other software vendors may not be Year 2000 compliant, thereby disrupting the ability of the Company's customers to use the Company's software. Due to the Company's dependence on a limited number of significant customers, any material adverse impact on such customers due to Year 2000 issues could also have a material adverse effect on the results of operations, business and financial condition of the Company.


ITEM 2 - DESCRIPTION OF PROPERTY

      The Company does not own any real property.

     Paradigm's corporate headquarters, support center and research and development activities have recently relocated to a 26,900 square foot leased facility in Herzlia, Israel, at an annual rent per square foot of $16, subject to adjustment. The lease expires in June 2009.

      Following the relocation of the corporate headquarters, the Company is finalizing arrangements for the early termination of the lease of its vacated headquarters in Herzlia.

        The Company currently has leased nine local sales and service centers in Houston, Texas; Slough, England; Aberdeen, Scotland; Calgary, Canada; Beijing, China; Perth and Brisbane in Australia; Caracas, Venezuela; and in Buenos Aries, Argentina. The leased premises in use by the Company aggregate approximately 110,000 square feet and are generally suitable and adequate for the requirements of the Company. The Company is currently negotiating a lease in Moscow commencing in late 1999.

      As a result of the CogniSeis and PTM acquisitions, the Company has vacant premises in Crawley, England, Houston Texas and Calgary Canada. The Company has retained real estate agents to sublet these vacated facilities.


ITEM 3 - LEGAL PROCEEDINGS

      In October 1995, Mr. Eitan Zucker ("Zucker") filed a claim in the District Court of Tel Aviv against the Company and Eldad Weiss ("Weiss"), the CEO and President of the Company. Zucker, a former Company employee, claims that in 1987, prior to the formation of the Company, Zucker, Weiss and other individuals entered into an oral founders' agreement pursuant to which Weiss was entrusted as an agent and trustee to pursue the rights of Zucker in the Company and to cause the Company to allocate shares to him upon its formation. Zucker further claims that when his employment by the Company was terminated in December 1993, he discovered that the shares had not been allocated to him. Zucker claims, as a result of the foregoing, that he is entitled to receive 6.875% of the shares of the Company outstanding as of October 1995, and seeks from the Court an order either (i) directing the Company to issue to him 170,077 Ordinary Shares against payment of NIS 2,266,227, or (ii) directing the defendants to pay him NIS 2,205,013 calculated as of May 30, 1999. Based on the opinion of its counsel, Eliahu E. Zuck law offices, the Company and Weiss believe that they have meritorious defenses and have denied all of the material allegations of the claim and asserted various defenses, including that the claim does not state a cause of action against the Company. Zucker has made certain settlement proposals at the instigation of the Court, all, of which, have been rejected by the Company and Weiss. The next trial date has been set for June 30, 1999.

      The Company is the plaintiff/appellee in the matter of Geophysical Micro

Computer Applications (International) Ltd. v. Paradigm Geophysical Ltd., Cause No. 05-98-02016-CV in the Fifth Circuit Court of Appeals, Dallas, Texas. Geophysical Micro Computer Applications (International) Ltd. ("GMA") is appealing a final judgment entered by the trial court in the matter of Paradigm Geophysical Ltd. v. Geophysical Micro Computer Applications (International) Ltd., Cause No. 97-11010, in the 134th Judicial District Court of Dallas County, Texas. On December 11, 1997, the Company filed suit for a declaratory judgment to determine whether it has any obligation to GMA under a letter of intent (the "Letter of Intent"). Under the terms of the Letter of Intent, the Company and GMA contemplated a transaction in which GMA would purchase certain computer software programs and related products ("SeisX") from the Company, provided that the Company acquired the SeisX assets from a third party. On May 5, 1998, GMA filed a counterclaim for breach of contract claiming that the Letter of Intent required the Company to sell SeisX to GMA. GMA sought compensatory, injunctive, and declaratory relief. On September 11, 1998, the trial court granted summary judgment in favor of the Company and declared that the Company has no obligation to sell the SeisX assets or related products to GMA and that GMA takes nothing on its counterclaim. On December 7, 1998, GMA filed the above-referenced appeal which has not yet been considered by the court.

      Paradigm Geophysical Ltd. and Paradigm Geophysical Corp. are the defendants/appellees (collectively, the "Defendants") in the matter of Michael Burstein v. Paradigm Geophysical Ltd. and Paradigm Geophysical Corp., Cause No. 05-99-0613-CV, which is currently pending in the Fifth Circuit Court of Appeals, Dallas, Texas. Mr. Burstein, the former Chief Financial Officer of Paradigm Geophysical Ltd., is appealing an order dismissing his claims entered by the trial court in Michael Burstein v. Paradigm Geophysical Ltd., et al., Cause No. DV98-04398-A in favor of Defendants. In his suit, Mr. Burstein alleged claims for breach of his employment contract and wrongful termination. The wrongful termination claim asserted that Mr. Burstein was fired in retaliation for his refusal to commit an alleged illegal act. Mr. Burstein demanded between $600,000 and $1,000,000 in actual damages, as well as punitive damages, attorneys fees and court costs. The Defendants denied any liability and responded to the lawsuit by filing a Motion to Dismiss, which the Court granted. Mr. Burstein appealed but it has not yet been considered or ruled upon by the Court.

      The Company is not a party to any other material legal proceedings.


ITEM 4 - CONTROL OF REGISTRANT

      As of May 31, 1999, 13,026,336 Ordinary Shares of the Company were issued and outstanding.

      The following table sets forth, as of May 31, 1999, certain information with respect to the beneficial owners of the Company's Ordinary Shares, as well as options and warrants exercisable within 60 days of May 31, 1999, by:

      a) Each person known by the Company to beneficially own more than 10% of the outstanding Ordinary Shares; and

      b)    All officers and directors of the Company as a group:

                                                    ORDINARY SHARES, OPTIONS AND
NAME AND ADDRESS OF                                  WARRANTS BENEFICIALLY OWNED
BENEFICIAL OWNERS                                       NUMBER        PERCENT
Mashov Gruss Investments Ltd.                         1,497,766        11.5%
5 Haplada St., Or Yehuda 60219
Israel

Bachow Investment Partners III L.P.                   1,399,000        10.7%
3 Bala Plaza East, 5th floor
Bla Cynwyd, PA 19004 U.S.A.

All officers and directors as a group(1)                594,966         4.1%
(12 persons)

(1) Comprised of 258,782 Ordinary Shares and options to purchase 336,184 Ordinary Shares of the Company which were exercisable within 60 days of May 31, 1999.

      To the Company's knowledge, there is no arrangement, the operation of which may at a subsequent date, result in a change in control of the Company.

      The Company's Articles of Association provide that the Company may not engage in any business combination with an interested shareholder (in general, the Articles of Association define an interested shareholder as any entity or person beneficially owning 15% or more of the outstanding voting shares of the Company and any entity or person affiliated with, controlling or controlled by such entity or person) for a period of three years following the date that such shareholder became an interested shareholder, unless:

      (a) prior to such date, the Board of Directors approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder; or

      (b) upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 75% of the voting shares of the Company outstanding at the time the transaction commenced.

      A business combination includes:

      (a) any merger or consolidation involving the Company and the interested shareholder;

      (b) any sale, transfer, pledge or other disposition of 10% or more of the assets of the Company in a transaction involving the interested shareholder;

      (c) subject to certain exceptions, any transaction that results in the issuance or transfer by the Company of any shares of the Company to the interested shareholder;

      (d) subject to certain minor exceptions, any transaction involving the Company (or any direct or indirect majority owned subsidiary of the Company) which has the effect of increasing the proportionate shareholding or convertible securities of the Company (or any such subsidiary) which is owned by the interested shareholder; or

      (e) the receipt by the interested shareholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the Company.

SPECIAL PREFERRED SHARES

      The Company has 2,000,000 Special Preferred Shares authorized ("Special Preferred Shares"). The Board of Directors has the authority to issue the Special Preferred Shares in one or more series and to fix the rights, preferences, privileges and restrictions of such Shares, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including price), liquidation preferences and the number of Shares constituting any series, without further vote or action by the shareholders. The issuance of Special Preferred Shares may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the shareholders. For example, the Board of Directors could issue Special Preferred Shares with voting and conversion rights that may adversely affect the voting power of the holders of Ordinary Shares, including the loss of voting control to others. The Company has not issued, and currently has no plans to issue, any Special Preferred Shares.

      Although Israeli law does not prohibit the issuance of preferred shares with rights which were not approved by the shareholders at the time such preferred shares were authorized, this matter has not been determined by Israeli courts, and there is substantial doubt as to the validity of such an issuance. Consequently, to the extent that the rights, preferences and privileges attached to the Special Preferred Shares, if and when issued, derogate from the rights of the Ordinary Shares of the Company, there can be no assurance that, if such issuance was challenged in legal proceedings, the legality of such issuance would be upheld by an Israeli court.

ITEM 5 - NATURE OF TRADING MARKET

      The Company's Ordinary Shares are quoted on the NASDAQ National Market under the symbol "PGEO."

      The following table shows the high and low sale prices of the Ordinary Shares of the Company in the indicated quarters. Trading in the Company's Ordinary Shares commenced on June 15, 1998.

1998                     HIGH                    LOW
6/15/98-6/30/98         $7.375                  $7.00
Third Quarter           $7.125                  $4.50
Fourth Quarter          $5.875                  $4.188

1999

First Quarter           $5.125                  $4.25

     As of June 1, 1999 there were 27 shareholders of record, of whom 15 have addresses registered in the United States, holding 67% of the outstanding Ordinary Shares of the Company.


ITEM 6 - EXCHANGE CONTROL REGULATIONS

      Since May 1998, the system of currency control legislation which existed in Israel has been abolished (except for certain restrictions on Pension Funds, Insurance Companies and certain other institutional investors). Consequently, there are currently no Israeli currency control restrictions on the repatriation of dividends and proceeds from any sale of securities; however, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time.


ITEM 7 - TAXATION

U.S. TAX CONSIDERATIONS

      The following summary describes certain of the material U.S. federal income tax consequences to U.S. Holders (as defined below) arising from the purchase, ownership and disposition of Ordinary Shares. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), final, temporary and proposed U.S. Treasury Regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect.

      This discussion does not consider all aspects of U.S. federal income taxation that may be relevant to particular U.S. Holders by reason of their particular circumstances, including potential application of the alternative minimum tax, or any aspect of state, local or non-U.S. tax laws. In addition, this summary is directed only to U.S. Holders that hold Ordinary Shares as capital assets and does not address the considerations that may be applicable to particular classes of U.S. Holders who may subject to special rules, including, without limitation, financial institutions, broker-dealers, tax-exempt organizations, U.S. Holders who own (directly, indirectly or through attribution) 10% or more of the Company's outstanding Ordinary Shares, U.S. Holders who acquired their Ordinary Shares pursuant to the exercise of options or similar derivative securities or otherwise as compensation, U.S. Holders who hold their Ordinary Shares as part of a "straddle," "hedge" or "conversion transaction," or persons who own Ordinary Shares through a partnership or other pass-through entity.

      This discussion is addressed only to "U.S. Holders." A US. Holder is a holder of Ordinary Shares that is a U.S. citizen, an individual resident in the United States for U.S. federal income tax purposes, a domestic corporation, an estate the income of which is included in its gross income for U.S. federal income tax purposes without regard to its source, or a trust if either: (i) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all the substantial decisions of the trust or (ii) the trust was in existence on August 20, 1996 and, in general, would have been treated as a U.S. Holder under rules applicable prior to such time, provided the trust elects to continue such treatment thereafter.

      U.S. HOLDERS OF ORDINARY SHARES ARE ADVISED TO CONSULT WITH THEIR OWN TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAL TAX CONSEQUENCES, AS WELL AS THE TAX CONSEQUENCES IN OTHER JURISDICTIONS, OF THE PURCHASE, OWNERSHIP AND SALE OF ORDINARY SHARES APPLICABLE IN THEIR PARTICULAR TAX SITUATIONS

Sale or Exchange of Ordinary Shares

      A U.S. Holder's sale or exchange of Ordinary Shares generally will result in the recognition of capital gain or loss by such U.S. Holder in an amount equal to the difference between the amount realized and the U.S. Holder's tax basis in the Ordinary Shares sold. Such capital gain or loss will be long-term capital gain or loss if the Ordinary Shares sold have been held for more than one year at the time of the sale or exchange. If the U.S. Holder's holding period on the date of the sale or exchange was one year or less, such gain or loss will be short-term capital gain (generally subject to the same effective federal income tax rates as ordinary income) or loss. See "Item 7:
Taxation-Israel -- Capital Gains Tax" for a discussion of taxation by Israel of capital gains realized on the sale or exchange of Ordinary Shares. In general, any capital gain or loss recognized by a U.S. Holder upon the sale or exchange of Ordinary Shares will be treated as U.S. source income for U.S. foreign tax credit purposes. Any capital loss realized upon the sale, exchange or other disposition of Ordinary Shares generally is deductible only against capital gains and not against ordinary income, except that in the case of noncorporate taxpayers, a capital loss is deductible only to the extent of capital gains plus ordinary income of up to $3,000.

      A U.S. Holder's tax basis in his, her or its Ordinary Shares generally will be the purchase price paid therefor by such U.S. Holder. The holding period of each Ordinary Share owned by a U.S. Holder will commence on the day following the date of the U.S. Holder's purchase of such Ordinary Share and will include the day on which the Ordinary Share is sold by such U.S. Holder.

Treatment of Dividend Distributions

      For U.S. federal income tax purposes, the gross amount of any distribution made with respect to, or in some cases a partial purchase or redemption of, Ordinary Shares (including the amount of any U.S. taxes withheld therefrom) will be included in a U.S. Holder's income as ordinary dividend income to the extent that the dividends are paid out of current or accumulated earnings and profits of the Company, as determined based on U.S. tax principles. Such dividends will not be eligible for the dividends received deduction allowed to U.S. corporations under Section 243 of the Code. Dividend distributions in excess of the Company's current and accumulated earnings and profits will be treated first as a non-taxable return of the U.S. Holder's tax basis in his, her or its Ordinary Shares to the extent thereof and then as a gain from the sale of Ordinary Shares. Dividends paid in NIS will be included in income in a U.S. dollar amount based on the exchange rate at the time of their receipt. Any gain or loss resulting from currency fluctuations during the period from the date a dividend is paid to the date such payment is converted into U.S. dollars generally will be treated as ordinary income or loss.

      Dividends paid to a U.S. Holder with respect to Ordinary Shares will be treated as foreign source dividend income for U.S. foreign tax credit limitation purposes. Subject to certain conditions and limitations, any U.S. withholding tax imposed on such dividends generally will be eligible for credit against such U.S.

Holder's U.S. federal income tax liability or, at the U.S. Holder's election, may be claimed as a deduction against income in determining such tax liability. However, a U.S. Holder will be denied a foreign tax credit with respect to U.S. withholding tax deducted from dividends if such holder has not held Ordinary Shares for a specified minimum period during which it is not protected from risk of loss or to the extent such U.S. Holder is under an obligation to make certain related payments with respect to positions in substantially similar or related property. The limitations on claiming a foreign tax credit include computation rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. Dividends with respect to the Ordinary Shares generally will be classified as "passive income," or, in the case of certain holders, "financial services income" for purposes of computing the foreign tax credit limitation. Foreign income taxes exceeding the credit limitation for the year of payment or accrual generally may be carried back for two taxable years and forward for five taxable years in order to reduce U.S. federal income taxes, subject to the credit limitation applicable in each of such years. Other restrictions on the foreign tax credit include a prohibition on the use of the credit to reduce liability for the U.S. individual and corporation alternative minimum taxes by more than 90%. The calculation of allowable foreign tax credits and, in the case of a U.S. Holder that elects to deduct foreign taxes, the availability of deductions for foreign taxes paid involve the application of rules that depend on a U.S. Holder's particular circumstances. Accordingly, U.S. Holders should consult their own tax advisors regarding their eligibility for foreign tax credits or deductions.

Passive Foreign Investment Company Status

      Generally, the Company will treated as a passive foreign investment company ("PFIC") for U.S. federal income tax purposes for any tax year if, in such tax year, either (i) 75% or more of its gross income is passive in nature, or (ii) on average for the taxable year, 50% or more of its assets (by value) produce or are held for the production of passive income. The Company does not believe that it will satisfy either of the foregoing tests for PFIC status for 1999 because the nature of its income and its assets are not expected to be sufficiently passive within the meaning of the PFIC rules. However, since the determination whether the Company is a PFIC will be made annually based on facts and circumstances that, to some extent, may be beyond the Company's control, there can be no assurance that the Company will not become a PFIC for 1999 or at some time in the future.

      If the Company were treated as a PFIC for U.S. federal income tax purposes for any year during a U.S. Holder's holding period and such U.S. Holder does not make either a QEF Election or a "mark to market" election (each as described below), any gain recognized by such U.S. Holder upon the sale of Ordinary Shares (or the receipt of certain distributions) would be treated as ordinary income, such income would be allocated over such U.S. Holder's holding period with respect to such Ordinary Shares and an interest charge would be imposed on the amount of deferred tax on such income allocated to prior taxable years. Although the Company generally will be treated as a PFIC as to any U.S. Holder if it is a PFIC for any year during such U.S. Holder's holding period, if the Company ceases to satisfy the requirements for PFIC classification, such U.S. Holder may avoid such classification for years after such cessation if he, she or it elects to recognize gain based on the unrealized appreciation in the Ordinary Shares through the close of the tax year in which the Company ceased to be a PFIC. Additionally, if the Company were to become a PFIC, U.S. Holders who acquire Ordinary Shares from decedents would be denied the normally available step-up in income tax basis for such Ordinary Shares to fair market value at the date of death and instead would have a tax basis equal to the decedent's.

      For any tax year in which the Company is determined to be a PFIC, a U.S. Holder could elect to treat his, her or its Ordinary Shares as an interest in a qualified electing fund (a "QEF Election"), in which case, the U.S. Holder would be required to include in income currently his, her or its proportionate share of the Company's earnings and profits in years in which the Company is a PFIC regardless of whether distributions of such earnings and profits are actually distributed to such U.S. Holder, but any gain subsequently recognized upon the sale by such U.S. Holder of his, her or its Ordinary Shares generally would be taxed as capital gain and the denial of the basis step-up at death described above would not apply. As an alternative to a QEF Election, a U.S. Holder generally could elect to mark the Ordinary Shares to market annually, recognizing ordinary income or loss (subject to certain limitations) equal to the difference between the fair market value of its Ordinary Shares and the adjusted basis of such stock. Losses would be allowed only to the extent of net mark to market gain accrued under the election. If a mark to market election with respect to Ordinary Shares is in effect on the date of a holder's death, the normally available step-up basis to fair market value will not be available. Rather, the tax basis of such shares in the hands of a U.S. Holder who acquired them from the decedent will be the lesser of the decedent's basis or the fair market value of the shares. U.S. Holders should consult their own tax advisors regarding the eligibility, manner and advisability of making a QEF Election or a mark to market election if the Company is treated as a PFIC.

Information Reporting and Backup Withholding

      Any dividends paid on the Ordinary Shares to U.S. Holders may be subject to U.S. information reporting requirements and the 31% U.S. backup withholding tax. In addition, the proceeds of a U.S. Holder's sale of Ordinary Shares may be subject to information reporting and the 31% U.S. backup withholding tax. Backup withholding will not apply if the holder (i) is a corporation or other exempt recipient or (ii) the holder provides a U.S. taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with any applicable backup withholding requirements. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax, provided the required information is furnished to the U.S. Internal Revenue Service.

ISRAELI TAXATION AND INVESTMENT PROGRAMS

      The following discussion summarizes the material current tax laws of the State of Israel as they relate to the Company, its shareholders and ownership and disposition of its Ordinary Shares. This summary does not discuss all aspects of Israeli tax law that may be relevant to a particular shareholder's personal investment circumstances or to certain types of investors subject to special treatment under Israeli law (for example, traders in securities or persons that own, directly or indirectly, 10% or more of the Company's outstanding voting shares). The following also includes a discussion of certain Israeli government programs benefiting various Israeli businesses such as the Company. To the extent that the discussion is based on new legislation still subject to judicial or administrative interpretation, there can be no assurance that the views expressed herein will accord with any such interpretation in the future. In addition, this discussion does not cover all possible tax consequences or situations. Investors should consult with their own tax advisors regarding their personal tax situation.

GENERAL CORPORATE TAX STRUCTURE

      Israeli companies are generally subject to "Company Tax" at the rate of 36.0% of taxable income, such rate having become effective January 1, 1996. However, the effective tax rate payable by a company which derives income from an Approved Enterprise (as further discussed below), may be considerably less. Subject to relevant tax treaties, dividends or interest received by an Israeli corporation from foreign subsidiaries are generally subject to tax regardless of its status as an Approved Enterprise.

TAXATION UNDER INFLATIONARY CONDITIONS

      The Income Tax Law (Adjustment for Inflation), 1985 (the "Adjustment for Inflation Law") attempts to overcome some of the problems experienced in a traditional tax system by an economy experiencing rapid inflation, which was the case in Israel at the time the Adjustment for Inflation Law was enacted. Generally, the Adjustment for Inflation Law was designed to neutralize, for Israeli tax purposes, the erosion of capital investments in businesses and to prevent unintended tax benefits resulting from the deduction of inflationary financing expenses. The Adjustment for Inflation Law applies a supplementary set of inflationary adjustments to a normal taxable profit computed according to regular historical cost principles.

      The Adjustment for Inflation Law introduced a special adjustment for the preservation of equity for tax purposes based on changes in the Israeli CPI, whereby corporate assets are classified broadly into fixed (inflation resistant) assets and non-fixed assets. Where the shareholders' equity, as defined in the Adjustment for Inflation Law, exceeds the depreciated cost of fixed assets, a corporate tax deduction which takes into account the effect of inflationary change on such excess is allowed (up to a ceiling of 70% of taxable income in any single tax year, with the unused portion permitted to be carried forward on an inflation-linked basis with no ceiling). If the depreciated cost of fixed assets exceeds shareholders' equity, then such excess, multiplied by the annual rate of inflation is added to taxable income.

      In addition, subject to certain limitations, depreciation on fixed assets and loss carry forwards are adjusted for inflation based on changes in the Israeli CPI. The net effect of the Adjustment for Inflation Law on the Company might be that the Company's taxable income, as determined for Israeli corporate tax purposes, would be different from the Company's U.S. dollar income, as reflected in its financial statements, due to the difference between the annual changes in the CPI and in the NIS exchange rate with respect to the U.S. dollar, causing changes in the actual tax rate.

CAPITAL GAINS AND INCOME TAXES APPLICABLE TO NON-ISRAELI RESIDENT SHAREHOLDERS

      Under existing regulations, any capital gain realized by an individual shareholder with respect to the Ordinary Shares acquired on or after the listing of such shares for trading will be exempt from Israeli capital gains tax if the Ordinary Shares are listed on an approved foreign securities market (which includes NASDAQ in the United States), provided that the company continues to qualify as an Industrial Company under Israeli law and that the individual does not hold such shares for business purposes.

      If the Company does not maintain its status as an Industrial Company, then subject to any applicable tax treaty, the Israeli capital gains tax rates would be up to 50% for non-Israeli resident individuals, and 36% for companies, who are shareholders of the Company.

      Upon a distribution of dividends other than bonus shares (stock dividends), income tax is generally withheld at source at the rate of 25% (or the lower rate payable with respect to Approved Enterprises), unless a double taxation treaty is in effect between Israel and the shareholder's country of residence that provides for a lower tax rate in Israel on dividends.

      A tax treaty between the United States and Israel (the "Treaty"), provides for a maximum tax of 25% on dividends paid to a resident of the United States (as defined in the Treaty). Dividends distributed by an Israeli company and derived from the income of an Approved Enterprise are subject to a 15% dividend withholding tax. The Treaty further provides that a 12.5% Israeli dividend withholding tax applies to dividends paid to a United States corporation owning 10% or more of an Israeli company's voting shares throughout the current year to the date the dividend is paid and the preceding taxable year (as applicable). The 12.5% rate applies only on dividends from a company that does not have any prospects with Approved Enterprise status in the applicable period.

      If for any reason shareholders do not receive the above exemption for a sale of shares in an Industrial Company, the Treaty provides U.S. resident investors with an exemption from Israeli capital gains tax in certain circumstances (there may still be U.S. taxes) upon a disposition of shares in the Company if they held under 10% of the Company's voting stock through out the 12 months prior to the share disposition. If Israeli capital gains tax is payable, it can be credited against a shareholder's U.S. federal tax under the circumstances specified in the Treaty.

      A non-resident of Israel who has had dividend income derived or accrued in Israel from which the applicable tax was withheld at source is currently exempt from the duty to file an annual Israeli tax return with respect to such income, provided such income was not derived from a business carried on in Israel by such non-resident and that such non-resident does not derive other non-passive income from sources in Israel.


LAW FOR THE ENCOURAGEMENT OF INDUSTRY (TAXES), 1969

      The Company currently qualifies as an "Industrial Company" within the meaning of the Law of the Encouragement of Industry (Taxes), 1969 (the "Industry Encouragement Law") According to the Industry Encouragement Law, an "Industrial Company" is a company resident in Israel, at least 90% of the income of which in any tax year, determined in Israeli currency (exclusive of income from defense loans, capital gains, interest and dividends) is derived from an "Industrial Enterprise" that it owns. An "Industrial Enterprise" is defined by that law as an enterprise whose major activity in a given tax year is industrial production activity.

      Included among the tax benefits for an Industrial Company are deductions of 12.5% per annum of the purchase price of a patent or of know-how, an election under certain conditions to file a consolidated return and accelerated depreciation rates on equipment and buildings.

      Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. No assurance can be given that the Company will continue to qualify as an "Industrial Company" or that the benefits described above will be available in the future.

LAW FOR THE ENCOURAGEMENT OF CAPITAL INVESTMENTS, 1959

      The Law for the Encouragement of Capital Investments, 1959, as amended (the "Investment Law"), provides that a capital investment in production facilities (or other eligible facilities) may, upon application to the Israel Investment Center, be designated as an Approved Enterprise. Each certificate of approval for an Approved Enterprise relates to a specified capital investment program delineated both by its financial scope, including its capital sources, and its physical characteristics, i.e. the equipment to be purchased and utilized pursuant to the program. The tax benefits derived from any such certificate of approval relate only to taxable profits attributable to the specific Approved Enterprise.

      Taxable income derived from an Approved Enterprise is subject to a reduced corporate tax rate of 25% (the "Corporate Tax"). Such income is eligible for further reductions in tax rates depending on the percentage of the foreign investment in the company's share capital (conferring rights to profits, voting and appointment of directors) and of its combined share and loan capital which is owned by non-Israeli residents. The tax rate is 20% if the foreign investment is 49% or more but less than 74%; 15% if the foreign investment is 74% or more but less than 90%; and 10% if the foreign investment is 90% or more. The lowest level of foreign investment during the year is used to determine the relevant tax rate for that year. These tax benefits are granted for a limited period not exceeding 7 or 10 years from the first year in which the Approved Enterprise has taxable income. The period of benefits may in no event, however, exceed the lesser of twelve years from the year in which production commenced or fourteen years from the year of receipt of Approved Enterprise status.

     A company that has an Approved Enterprise status which was approved after April 1, 1986 may elect to forego any entitlement to the grants otherwise available under the Investment Law and, in lieu of the foregoing, participate in an alternative benefits program (the "Alternative Benefits Program"), under which the undistributed income from the Approved Enterprise is fully tax exempt for a defined period of time. The period of tax exemption ranges between 2 and 10 years, depending upon the location within Israel of the Approved Enterprise and the type of Approved Enterprise. On the expiration of the exemption period, the Approved Enterprise would be eligible for beneficial tax rates under the Investment Law for the remainder, if any, of the otherwise applicable benefits period. The Company elected to participate in the Alternative Benefits Program will continue to be available or that the Company will qualify for the benefits under the current program.

      A company that has elected to participate in the Alternative Benefits Program and that subsequently pays a dividend out of the income derived from the Approved Enterprise during the tax exemption period will be subject to Corporate Tax (in the year in which the dividend is distributed) with respect to the amount distributed (plus withholding tax thereon) at the rate that would have been applicable in the year in which the distributed income was generated had the company not been exempt from tax in such year. The dividend recipient is taxed at the reduced rate of 15% applicable to dividends from Approved Enterprise if the dividend is distributed within twelve years after the tax exemption period. The withholding tax rate will be 25% after such period. In case of a company with over 25% foreign shareholding (as defined by law), the twelve-year limitation on reduced withholding tax on dividends does not apply. This tax should be withheld by a company at source, regardless of whether the dividend is converted into foreign currency.

      The Company has been granted "Approved Enterprise" status under the Investment Law with respect to three projects. Pursuant to the provisions of the Investment Law, the Company chose the Alternative Benefits Program which, as discussed above, provides for the waiver of grants in return for tax-exemption. Accordingly, income derived from each Approved Enterprise is tax-exempt for a period of two to four years, commencing with the year it first earns taxable income, and is then subject to Corporate Tax at the rate of 25%, for additional periods of six to eight years.

      The Investment Law also provides that a company with an Approved Enterprise is entitled to accelerated depreciation on its property and equipment included in an approved investment program.

      Future applications to the Investment Center will be reviewed separately, and decisions as to whether or not to approve such applications will be based, among other things, on the then prevailing criteria set forth in the Investment Law, on the specific objectives of the applicant company set forth in such applications and on certain financial criteria of the applicant company. Accordingly, there can be no assurance that any such applications will be approved. In addition, the benefits available to an Approved Enterprise are conditional upon the fulfillment of certain conditions stipulated in the Investment Law and its regulations and the criteria set forth in the specific certificate of approval, as described above. In the event that these conditions are violated, in whole or in part, the Company would be required to refund the amount of tax benefits, plus the CPI linkage adjustment and interest.

TAX BENEFITS FOR RESEARCH AND DEVELOPMENT

      Under certain conditions, Israeli tax law allows a tax deduction in the year incurred for expenditures (including depreciation on capital expenditures but excluding depreciable capital expenditures) in connection with scientific research and development projects, if the expenditures are approved by the relevant Israeli Government Ministry (determined by the field of research) and the research and development is for the promotion of the enterprise. Expenditures not so approved are deductible over a three-year period. However, expenditures made out of the proceeds of government grants are not deductible, i.e. the Company will be able to deduct the unfunded portion of the research and development expenditures but not the gross amount.

LAW FOR THE ENCOURAGEMENT OF INDUSTRIAL RESEARCH AND DEVELOPMENT, 1984

      Under the Law for the Encouragement of Industrial Research and Development, 1984, (the "Research Law") and the Instructions of the Director General of the Ministry of Industry and Trade, research and development programs, plans for the intermediate stage between research and development, and manufacturing and sales approved by a governmental committee of the Office of the Chief Scientist (OCS) (the "Research Committee") are eligible for grants of up to 50% of the project's expenditure, if they meet certain criteria. These grants are issued in return for the payment of royalties from the sale of products developed in accordance with the program as follows: 3% of revenues during the first three years, 4% of revenues during the following three years, and 5% of revenues in the seventh year and thereafter, with the total royalties not to exceed 100% of the dollar value of the OCS grant (or in some cases up to 300%). Following the full payment of such royalties, there is no further liability for payment.

      The Israeli government further requires that products developed with government grants are to be manufactured in Israel. However, in the event that any portion of the manufacturing is not conducted in Israel, if approval is received from the OCS, the company would be required to pay royalties that are adjusted in proportion to manufacturing outside of Israel as follows: when the manufacturing is performed outside of Israel by the company or an affiliate company, the royalties are to be paid as described above with the addition of 1%, and when the manufacturing outside of Israel is not performed by the company or an affiliate the royalties paid shall be equal to the ratio of the amount of grant received from the OCS divided by the amount of grant received from the OCS and the investment(s) made by the company in the project. The payback also will be adjusted to 120%, 150% or 300% of the grant if the portion of manufacturing that is performed outside of Israel is up to 50%, between 50% and 90%, or more than 90%, respectively. The technology developed pursuant to the terms of these grants may not be transferred to third parties without the prior approval of the Research Committee. Such approval is not required for the export of any products resulting from such research or development. Approval of the transfer of technology may be granted only if the recipient abides by all the provisions of the Research Law and the regulations promulgated thereunder, including the restrictions on the transfer of know-how and the obligation to pay royalties in an amount that may be increased.

      In order to meet certain conditions in connection with the grants and programs of the OCS, the Company has made certain representations to the Israeli government about the Company's future plans for its Israeli operations. From time to time, the extent of the Company's Israeli operations has differed and may in the future differ, from the Company's representations. If, after receiving grants under certain programs, the Company fails to meet certain conditions to those benefits, including, with respect to grants received from the OCS, the maintenance of a material preserve in Israel, or if there is any material deviation from the representations made by the Company to the Israeli government, the Company could be required to refund to the State of Israel tax or other benefits previously received (including interest and CPI linkage difference) and would likely be denied receipt of such grants or benefits, and participation of such programs, thereafter.

      The Company participates in programs sponsored by the OCS for the support of research and development activities (See notes to the Financial Statements).

      Each application to the OCS is reviewed separately, and grants are based on a program approved by the Research Committee. Expenditures supported under other incentive programs of the State of Israel are not eligible for OCS grants. As a result, there can be no assurance that applications to the OCS will be approved or, if approved, what the amounts of the grants will be.

FUND FOR THE ENCOURAGEMENT OF MARKETING ACTIVITIES

      The Company has received grants relating to its overseas marketing expenses from the Marketing Fund. These grants are awarded for specific expenses incurred by the Company for overseas marketing and are based upon the expenses reported by the Company to the Marketing Fund. All marketing grants recorded from the Marketing Fund until 1997 are linked to the dollar and are repayable as royalties at the rate of 3% of the amount of increases in export sales realized by the Company from the Marketing Fund. Grants recorded beginning January 1, 1998 bear royalties of 4% plus interest at LIBOR rates. The Company will face royalty obligations on grants from the

Marketing Fund only to the extent that it actually achieves increases in export sales. The proceeds of these grants are presented in the Company's Consolidated Financial Statements as offsets to marketing expenses. Through December 31, 1998, the Company had received grants from the Marketing Fund in the amount of approximately$430,000. At March 31, 1999, the aggregate contingent liability was approximately $418,000.


ITEM 8 - SELECTED FINANCIAL DATA

     The following table summarizes certain selected consolidated financial data for the five fiscal years 1998, 1997, 1996, 1995 and 1994, and should be read in conjunction with the Company's Consolidated Financial Statements and accompanying notes for the years ended December 31, 1998, 1997,1996, and with Management's Discussion and Analysis of Financial Condition and Results of Operations included as part of this document.

      The selected financial data are derived from the Consolidated Financial Statements of the Company for the years stated. These Consolidated Financial Statements have been prepared in accordance with United States generally accepted accounting principles ("US GAAP") and have been audited by Kost, Forer and Gabbay, a member of Ernst & Young International.

      The CogniSeis acquisition occurred in October 1997. The business of CogniSeis has been included in the results of Paradigm from the date of acquisition. Prior to the CogniSeis acquisition, Paradigm's and CogniSeis' businesses operated separately. The selected financial data does not include information for CogniSeis prior to the date of acquisition. Audited financial statements for CogniSeis for 1995 and 1996, and unaudited financial statements for the first nine months of 1997, were included in the Company's Registration Statement on Form F-1 (File No. 333-7926). Therefore, the Company's historical financial data do not provide a basis to assess trends for the future financial position and results of operations of the Company or what the financial position and results of operations of Paradigm and CogniSeis would have been had their combined businesses been operated on an integrated basis during all of the periods presented.

CONSOLIDATED INCOME STATEMENT DATA
(IN THOUSANDS EXCEPT PER SHARE DATA)

                                         1994         1995        1996         1997         1998
                                         ----         ----        ----         ----         ----
REVENUES:
SOFTWARE LICENSES                       $4,250       $6,192      $ 5,981      $15,243      $27,491
MAINTENANCE & SUPPORT                      503        1,144        1,737        4,736       10,583
GEOPHYSICAL SERVICES                       657        2,056        3,884        4,886        7,288
                                        ----------------------------------------------------------
TOTAL REVENUES                          $5,410       $9,392      $11,602      $24,865      $45,362
                                        ----------------------------------------------------------
Year -to- year % change                               73.6%        23.5%       114.3%        82.4%

COST OF REVENUES:

SOFTWARE LICENSES                          264          980        2,438        4,139        5,479
MAINTENANCE & SUPPORT                      519        1,054        1,302        2,492        5,783
GEOPHYSICAL SERVICES                       218        1,607        1,910        2,533        4,108
                                        ==========================================================
TOTAL COST OF REVENUE                    1,001        3,641        5,650        9,164       15,370

GROSS PROFIT                             4,409        5,751        5,952       15,701       29,992
                                        ----------------------------------------------------------
GROSS MARGIN                               81%          61%          51%          63%          66%

OPERATING EXPENSES :
RESEARCH AND DEVELOPMENT, NET              534          967        1,840        5,095        8,061
SELLING & MARKETING, NET                 1,930        3,164        5,466        6,102        9,642
GENERAL AND ADMINISTRATIVE               1,125        2,952        4,072        4,227        6,720
OTHER EXPENSES                               0       10,676            0
                                        ----------------------------------------------------------
TOTAL OPERATING EXPENSES                 3,589        7,083       11,378       26,100       24,423
                                        ----------------------------------------------------------

OPERATING INCOME (LOSS)                    820       (1,332)      (5,426)     (10,399)       5,569

FINANCIAL INCOME(EXPENSES),net            (157)        (213)          57         (446)        (661)
                                        ----------------------------------------------------------
PRETAX INCOME(LOSS)                        663       (1,545)      (5,369)     (10,845)       4,908
                                        ----------------------------------------------------------

INCOME TAX EXPENSE                           0            0            0            0         (356)
                                        ==========================================================
NET INCOME(LOSS)                        $  663      $(1,545)     $(5,369)    $(10,845)      $4,552
                                        ==========================================================

NET INCOME (LOSS) PER ORDINARY SHARE

BASIC EARNINGS PER SHARE                 $0.29       $(0.68)      $(2.33)      $(4.66)       $0.66
NUMBER OF SHARES USED IN COMPUTING       2,270        2,270        2,300        2,328        6,850

BASIC EARNINGS(LOSS) PER SHARE
DILUTED EARNINGS PER SHARE               $0.26       $(0.68)      $(2.33)      $(4.66)       $0.49
NUMBER OF SHARES USED IN COMPUTING       2,534        2,270        2,300        2,328        9,306

DILUTED EARNINGS(LOSS) PER SHARE

SELECTED CONSOLIDATED BALANCE SHEET DATA (AT
YEAR END - IN THOUSANDS EXCEPT PER SHARE DATA)

                                     1994       1995       1996       1997       1998
                                     ----       ----       ----       ----       ----
CASH AND CASH EQUIVALENTS          $   742    $   592    $ 7,113    $ 8,229    $ 3,463
WORKING CAPITAL(DEFICIENCY)          1,043        963      7,958       (692)     8,195
TOTAL ASSETS                         7,886     12,989     19,383     47,883     46,135
SHORT TERM DEBT(INCLUDING CURRENT
  MATURITIES OF LONG TERM DEBT)        806      2,372      1,193      1,288      2,228
NOTE PAYABLE                             0          0          0      9,500          0
BRIDGE LOAN PAYABLE                      0          0          0     12,000          0
LONG TERM DEBTS(EXCLUDING
  CURRENT MATURITIES)                  331        399        367        483         39
LONG TERM PROVISIONS                   136        496        751      1,031      1,151
SHAREHOLDERS' EQUITY                 4,308      6,617     12,885      2,640     26,697

CASH FLOW DATA(IN $'000)

CASH PROVIDED BY (USED IN)
  OPERATING ACTIVITIES             $   171    $(1,782)   $(1,658)   $ 1,633    $(1,773)
CASH PROVIDED BY (USED IN)
  INVESTING ACTIVITIES              (2,017)    (3,320)    (2,436)   (11,594)    (4,516)
CASH PROVIDED BY FINANCING
  ACTIVITIES                         2,444      4,952     10,734     11,077      1,674

ITEM 9 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion is based on the Consolidated Financial Statements included in this report and should be read in conjunction with those Statements and other financial information contained herein.

      The Company's accounting policies are discussed in detail in the Consolidated Financial Statements contained in this report.

Impact of recently issued accounting standards: In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities". The Statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative's fair value be recognized currently in earnings, unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. SFAS 133 is effective for fiscal years beginning after June 15, 1999, and must be applied to instruments issued, acquired, or substantively modified after December 31, 1997. The Company does not expect the adoption of the accounting pronouncement to have a material effect on its financial position or results of operations.

GENERAL

      The Company's acquisition of CogniSeis in October 1997, had a positive impact on year end 1998 results. The 1997 results of operations described in this Management's Discussion and Analysis of Financial Condition and Results of Operations include the twelve months of operations of Paradigm consolidated with only three months of post-acquisition operations (October through December) of CogniSeis. The contribution of CogniSeis products and operations, as well as successful integration of the Company's activities, cannot be adequately portrayed in a typical year-by-year discussion. As a consequence, the financial results described in this Management's Discussion and Analysis of Financial Condition and Results of Operations for these periods are not directly comparable. Where appropriate, comparisons have been provided to consolidated pro forma results for 1997, representing the combined results of operations as if the Cogniseis acquisition had been completed on January 1, 1997.

OVERVIEW

     Paradigm Geophysical Ltd. is a geoscience knowledge solutions company, which provides computer-aided exploration and production software products and services to the oil and gas industry. Paradigm's enabling technologies through its products and services facilitate the field asset teams of oil and gas companies to explore, model, simulate and manage oil and gas reservoirs with precision and accuracy , so as to reduce exploration and production costs, minimize risk in drilling and increase the productivity of exploitation of proven reserves. Paradigm achieves this objective by focusing on two major categories of business activity in the oil and gas industry by providing: (i) comprehensive software solution suites for the processing and interpretation of prospect data for sub-surface modeling, prospect evaluation, mapping, reservoir characterization and management; and (ii) data processing services to extract the most geoscience knowledge from the seismic and geological, well and reservoir production data. Paradigm software systems are in use in major oil companies throughout the world and leading state owned oil and gas companies, as well as independent producers and oilfield service providers.

      Oil and gas prices, global and regional economic growth rates and the resulting demand for products created from hydrocarbons affect the spending decisions of the Company's customers. Despite current economic uncertainties, over the long term the Company believes steadily rising population and greater industrialization efforts will continue to propel global growth, particularly in developing nations. These factors will also cause increasing demand for oil and natural gas to supply growing needs for refined products, petrochemicals, fertilizers, and power.

      Although the prevailing industry climate is one of uncertainty, the Company believes that long term industry fundamentals are sound. Despite the recent slowdown, worldwide demand for oil and natural gas should recover and grow. Over time, the accelerating depletion of existing reservoirs under production, and the need for technologies that make exploration and production economically feasible in the presence of low oil and gas prices will provide growth opportunities. The Company believes that its customers will continue to seek opportunities to lower the overall cost of exploring, developing and enhancing the recovery of hydrocarbons through increased utilization of integrated solutions, application of new technology and partnering and alliance arrangements. The Company believes that it has opportunities to expand its revenues and profit through greater participation in larger projects that utilize its software and services capabilities. However, for the immediate future there is still an atmosphere of uncertainty within the oil and gas industry.


RESULTS OF OPERATIONS - 1998 COMPARED TO 1997 AND 1996

REVENUES.

      The Company's revenues are derived mainly from the sale of software licenses (product sales) and related maintenance and support contracts and from providing geophysical services. In choosing to market both products and geophysical services, Paradigm's management has chosen to diversify revenue sources to try to minimize risk in seasonal and regional downturns. Maintenance and support revenues also provide a predictable revenue stream.

      Total revenues for the year ended December 31, 1998, increased to $45,362,000 from $24,865,000 in 1997 and $11,602,000 in 1996. On a pro forma basis total revenues for 1997 were $42,440,000.

      Revenues in all geographic areas increased. In North and South America revenues for the year ended December 31, 1998, increased to $21,721,000 from $17,627,000 in 1997 and $5,922,000 in 1996. In Europe, Africa and the Middle East revenues for the year ended December 31, 1998, increased to $12,962,000 from $3,642,000 in 1997 and $2,449,000 in 1996. In the Far East, revenues for the year ended December 31, 1998, increased to $10,679,000 from $3,596,000 in 1997 and $3,231,000 in 1996.

      In the first quarter of 1999, the Company experienced a downturn in demand for it's software products and services as a result of a slowdown in exploration and capital expenditure by oil and gas companies. As previously stated, the prevailing industry climate is one of uncertainty; however, the Company believes that if the current recovery in oil prices continues and oil production discipline is maintained amongst the OPEC producers, oil and gas companies should resume some level of capital expenditures. There can be no assurance that in the event of an increase in capital expenditure by oil and gas companies, demand for the Company's products will return to its former levels.

      This downturn was offset in part by income recognized on the recently awarded $10 million tender to provide a turnkey data processing center for seismic data processing and interpretation to a major Asia Pacific state-owned oil and gas company.

SOFTWARE LICENSES (PRODUCT SALES).

      Product sales represent mainly software license. Revenues for the year ended December 31, 1998, increased to $27,491,000 from $15,243,000 in 1997 and
$5,981,000 in 1996. On a pro forma basis, product sales for 1997 were $26,360,000, of which $6,950,000 represented hardware sales. The high proportion of hardware sales is a consequence of the CogniSeis policy of actively encouraging hardware sales. In 1998, Paradigm made only occasional sales of hardware as part of small system turnkey solutions. On a pro forma basis, software license sales in 1998, net of hardware, increased by 30% over 1997.

      During 1998, management focused on the integration of the Paradigm and CogniSeis point-products in to two product suites -Echos(TM) and Ergos(TM) (for processing and inversion, and for interpretation, respectively). The sales proportion of the two product suites changed significantly during 1998, reflecting management's decision to emphasize the expansion of our installed base for interpretation products. The proportion of Ergos sales in the overall software sales mix increased from 30% of total software revenues in the first quarter of 1998, to 55% in the fourth quarter, averaging 50% for the year. Within the Echos product suite, traditional time-processing software (Focus) represented the majority of sales in the first quarter of 1998, whereas by the fourth quarter, depth processing (Paradigm's flagship GeoDepth product suite), and the Company's AVO product (Power) dominated the processing product sales. Within the Echos product suite sales growth has been led by Paradigm's flagship volume interpretation product Voxelgeo.

MAINTENANCE AND SUPPORT.

      Maintenance and support revenues for the year ended December 31, 1998 increased to $10,583,000 from $4,736,000 in 1997 and $1,737,000 in 1996. On a pro forma basis maintenance and support revenues for 1997 were $11,200,000.

      While maintenance and support revenues grew by 123% over 1997, 1998 revenues declined by 6% on a pro forma basis. The Company experienced a reduction in the renewals in 1998 of one of CogniSeis' mature products, Disco(R). With the increasing proportion of current product sales in the installed base, it is not expected that future revenues from maintenance and support will be similarly vulnerable to non-renewals from mature products.

GEOPHYSICAL SERVICES.

      Geophysical services revenues for the year ended December 31, 1998 increased to $7,288,000 from $4,886,000 in 1997 and $3,884,000 in 1996.

      Geophysical services revenues from Houston, London and Perth account for 80% of service revenues. CogniSeis did not provide such services and, therefore, year-to-year comparisons of reported performance are meaningful, and reflect 49% growth. In 1998, there was an increase in the number of larger sized contracts, and an emphasis on total processing solutions (i.e. time, depth, and advanced attributes). The Company's computing capacity worldwide has increased from 72 CPU's at the end of 1997, to 148 CPU's at the end of 1998, and 262 CPU's at the end of May 1999. In 1999, service operations were added in Argentina and Russia. These additions reflect the Company's response to increasing demand by oil companies for outsourced geophysical analysis services.

GROSS PROFIT.

      The Company's cost of revenues is comprised of software production and distribution costs, amortization of acquired developed technology and capitalized research and development costs, personnel costs associated with providing maintenance and support and geophysical services, hardware costs for turnkey solutions and the depreciation and maintenance of production and service equipment.

      Total gross profit for 1998 increased to $29,992,000 from $15,701,000 in 1997, and $5,952,000 in 1996. Gross margins increased to 66% in 1998 from 63% in 1997 and 51% in 1996.

      SOFTWARE (PRODUCTS). Gross margins on software sales increased to 80% in 1998, from 73% in 1997 and 60% in 1996. This increase in gross margins is attributable to two main factors: (a) a decrease in hardware costs associated with turnkey solutions; and (b) a decrease in capitalized research and development costs, resulting in a lower amortization charge.

      The previously mentioned $10 million tender award to provide a turnkey data processing center for seismic data processing and interpretation will, in 1999, increase the proportion of cost of revenues to total revenues and, consequently decrease gross margins due to the relatively high cost of hardware associated with the tender.

      MAINTENANCE AND SUPPORT. Gross margins on maintenance and support decreased to 45% in 1998, from 47% in 1997 and increased from 25% in 1996. On a pro forma basis, the gross margins on maintenance and support revenues for 1997 were 57%. There is a significant increase in the level of customer support provided by Paradigm to its installed base and in the level of maintenance and support costs. This increase follows management's strategic decision to increase the level of product development and support services to its installed base.

      GEOPHYSICAL SERVICES: Gross margins on geophysical services decreased to 44% in 1998, from 48% in 1997 and 51% in 1996. This was due mainly to Paradigm's decision to increase service capacity worldwide in anticipation of increased demand for outsourced services in 1999. This resulted in under-utilized computing capacity in the second half of 1998.

RESEARCH AND DEVELOPMENT, net.

Research and development expenses consist primarily of salaries and other related expenses, the cost of facilities and the depreciation of capital equipment, less grants received from the OCS. Since July 1996, the Company did not apply for further grants from the OCS (See Note 14a. of the Consolidated Financial Statements).

      Research and development expenses increased from $1,840,000 in 1996 to $5,095,000 in 1997, an increase of 177% and to $8,061,000 in 1998, an increase of 58%. In 1998, research and development expenditures, represented 17.8% of revenues, compared with 20.5% in 1997 and 15.9% in 1996. The decrease in research and development expenditures as a percentage of revenues in 1998, was achieved by streamlining duplicate facilities and cancelling development projects which were not in the core product program, resulting from the Cogniseis acquisition. In 1998, the Company introduced significant technical advances and delivered integrated Paradigm and CogniSeis products.

      The Company expects to maintain its current level of research and development expenditure in 1999.

SELLING AND MARKETING

      Selling and marketing expenses consist primarily of salaries, commissions on sales, advertising, trade shows, cost of facilities and other related expenses. Selling and marketing expenses increased from $5,466,000 in 1996, to $6,102,000 in 1997, an increase of 12%, and to $9,642,000 in 1998, an increase of 58%. In 1998, selling and marketing expenditures represented 21.3% of revenues, compared with 24.5% in 1997 and 47% in 1996.

      The acquisition of CogniSeis, the Company's initial public offering and the positioning of Paradigm as a complete solutions provider, required investment in products and corporate marketing. Despite this, as a consequence of the integration of Paradigm's and CogniSeis's selling and marketing activities, the Company was able to achieve consolidation and streamlining of its selling and marketing activities in 1998.

GENERAL AND ADMINISTRATIVE

      General and administrative expenses consist mainly of salaries and other related expenses, outside professional fees and the cost of facilities.

      General and administrative expenses increased from $4,072,000 in 1996, to $4,227,000 in 1997, an increase of 4% , and to $6,720,000 in 1998, an increase of 59%. However on a pro forma comparison basis, general and administrative expenses for 1997-pro forma were $10,400,000, 55% greater than in 1998. This change reflects the Company's efforts, post-acquistion, to achieve significant savings and efficiencies through consolidation of offices and streamlining of operations.

      In 1998, general and administrative expenditures represented 14.8% of revenues, compared with 17% in 1997 and 35% in 1996.

OPERATING INCOME (LOSS).

      The Company recorded operating income of $5,569,000 for the year ended December 31, 1998, compared with an operating loss of $10,399,000 in 1997, and an operating loss of $5,426,000 in 1996.

      In 1997, the Company recorded expenses resulting from the CogniSeis acquisition totaling $10,676,000. Excluding these acquisition-related expenses, operating income for the Company in 1997 was $277,000.

FINANCIAL INCOME (EXPENSES), NET.

      In 1998, net financial expenses were $661,000 compared with $446,000 in 1997, and net financial income of $56,000 in 1996.

      In the fourth quarter of 1997 and the first half of 1998, the Company incurred finance expenses for the bridge financing facility for the acquisition of CogniSeis. The bridge loan was repaid from the proceeds of the Company's initial public offering early in the third quarter of 1998. In the fourth quarter of 1998, the Company began drawing down on it's bank financing facilities (See "Liquidity, Capital Resources and Financing").

LIQUIDITY, CAPITAL RESOURCES AND FINANCING

      The Company has financed its operations and capital requirements through equity funding, bridge funding, bank borrowings and, in past years, with grants from the OCS and the Government of Israel Marketing Fund. As of July 1996, the Company decided not to apply for further grants from the OCS and the Company has not applied for grants from the Marketing Fund since the end of 1995.

      The Company ended 1998 with cash and equivalents of $3,463,000 compared with $8,229,000 in 1997, and $7,113,000 in 1996. At the end of May 1999, cash and equivalents were $9,400,000.

      In October 1998, the Company signed agreements with two Israeli banks for bank credit facilities to borrow short-term and long-term funds totaling $13 million. The interest rate on these borrowings is the London Inter Bank Offer Rate ("LIBOR") plus 1.0% to 1.5%. As security for the credit facilities the Company has registered a floating charge on all its assets in favor of the banks.

CASH FROM OR USED IN OPERATING ACTIVITIES

      Cash used in operating activities totaled $1,773,000 in 1998. This compares with cash from operating activities of $1,633,000 in 1997 and cash used in operating activities of $1,658,000 in 1996. The main factors causing cash balances to decline in 1998 were a significant decrease in other payables and accrued expenses, and an increase in trade receivables, related to the significant growth in revenues over 1997.

      With the current downturn in the industry, there may be a cash outflow from operations in 1999, primarily resulting from extended receivables and an increase in work in progress balances.

CASH USED IN INVESTING ACTIVITIES

      Cash used in investing activities in 1998 , all for fixed assets, totaled $4,516,000. Cash used in investing activities in 1997 totaled $11,594,000 and $2,436,000 in 1996.

      In 1998, the Company invested in fixed assets, primarily computer hardware, to expand the Company's geophysical services business in the United States, and in office facility improvements. In 1997, the Company's main investing activity was the acquisition of CogniSeis.

      In March 1999, Paradigm acquired PTM for approximately $9 million.

      In June 1999, Paradigm acquired PlaNET, an integrated suite of software for reservoir modeling and oil and gas field network planning for approximately $1.1 million.

      The Company intends to continue to seek opportunities to expand its product line and geophysical services business. Accordingly, future investing activities may include acquisitions of businesses, technologies, product lines or assets.

CASH FROM FINANCING ACTIVITIES

      Cash from financing activities totaled $1,674,000 in 1998, compared with $11,077,000 in 1997 and $10,734,000 in 1996.

      In August 1996, the Company's private placement raised $11,883,000.

      In October 1997, the Company entered into agreements for $12,000,000 of Bridge Loans in connection with the CogniSeis acquisition. The bridge loans bore interest at a rate of 10.0% per annum and were repaid in June 1998.

      The Company's initial public offering in June 1998 raised $21,160,000. Of this amount, $12,000,000 was used to repay the bridge loans incurred in connection with the CogniSeis acquisition, including payments to certain principals of Mashov Gruss Investments Ltd. and Bachow & Associates Inc., principal shareholders of the Company, and $8,457,000 was used to complete the payment for the acquisition of CogniSeis.

      As of May 31, 1999, the Company had utilized $7,000,000 of the $13,000,000 bank financing facility. In April and May 1999, the Company raised $13,400,000 from the sale and issuance of Ordinary Shares in three private placements and from the exercise of warrants.

      Surplus funds are deposited in short term interest bearing bank deposits.

CAPITAL COMMITMENTS

      As of June 1, 1999, the Company had no material capital expenditure commitments. However, the planned capital expenditure budget for 1999, for ongoing equipment replacement and intrinsic growth needs, is estimated at about $5 million, of which $2 million had been expended as of May 31, 1999. Where appropriate, the Company has availed, and will in the future consider availing itself of equipment leasing facilities for the acquisition of fixed assets.

FUTURE FINANCING REQUIREMENTS

      The Company expects to expand its research and development activities and geophysical services and may acquire other businesses, product lines or assets. These acquisitions may require additional debt or equity financing.

      The Company believes that its cash resources and unutilized credit facilities are adequate for the funding of ongoing operations in 1999.

IMPACT OF INFLATION AND CURRENCY FLUCTUATIONS

      Because most of the Company's revenues are expected to be generated in US dollars, and a significant portion of the Company's expenses are expected to be incurred in new Israeli shekels ("shekels"), the Company is exposed to risk to the extent that the rate of inflation in Israel exceeds the rate of devaluation of the shekel in relation to the US dollar or if the timing of such devaluation lags behind inflation in Israel. If US dollar or other foreign currency sales increase as a percentage of total revenues and the rate of inflation in Israel exceeds the devaluation of the shekel against the US dollar or such other foreign currencies, then the Company's financial results may be adversely affected.

      Likewise, the Company's operations could be adversely affected if it is unable to hedge against currency fluctuation in the future. Until recently the Company did not engage in hedging transactions (See Item 9A Quantitative and Qualitative Disclosure about Market Risk). In the future, the Company may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in exchange rates; however, no assurance can be given that such measures will adequately protect the Company from material adverse effects arising from exchange rate fluctuation or the impact of inflation in Israel.


YEAR 2000 ISSUE

      The Year 2000 (Y2K) issue is the risk that systems, products and equipment utilizing date-sensitive software or computer chips with two-digit date fields will fail to properly recognize the Year 2000. Such failures by the Company's software and hardware or that of government entities, service providers, suppliers and customers could result in interruptions of the Company's business which could have a material adverse impact on the Company. In response to the Y2K issue, the Company has implemented an enterprise-wide Year 2000 Program designed to identify, assess and address significant Y2K issues in the Company's key business operations, including products and services, suppliers, customers, business applications, information technology systems, facilities and infrastructure.

      The Y2K Program is a comprehensive, integrated, multi-phase process covering information technology systems and hardware as well as equipment and products with embedded computer chip technology.
The primary phases of the program are:

      a)    inventorying existing equipment and systems;

      b) assessing equipment and systems to identify those which are not Y2K ready and to prioritize critical items;

      c) remediating, repairing or replacing non-Y2K ready equipment and systems;

      d)    testing to verify Y2K readiness has been achieved; and

      e)    deploying and certifying equipment and systems.

      In the first quarter of 1999, the Company completed its inventory and assessment of all mission critical items

      The Company estimates that it will complete the majority of its remediation phase by the end of the third quarter of 1999. In the first quarter of 1999, the Company issued a Year 2000 compliance statement relating to its products.

      Overall, the Company estimates that it has completed approximately 70% of its Year 2000 Program and anticipates having its SeisX version 3.4 product and mission-critical systems and equipment Y2K ready at the end of the third quarter of 1999. The balance of 1999 will be focused on deployment, certification, testing and implementation of new and modified programs as required.

      The Y2K issue is a pervasive problem for most companies due to the interdependence of computer systems. Therefore, the Company is continually assessing the risks surrounding this issue and their potential impact on the Company. This includes the initial phases of business continuity planning, audits by customers and meetings with its material customers and suppliers.

      Meetings and presentations with key suppliers to date have not identified any key suppliers who expect significant Y2K interruption of services or supplies to the Company. Failure to address Y2K issues could result in business disruption that could materially affect the Company's operations. In an effort to minimize business interruptions, the Company is currently in the process of developing contingency plans in the event circumstances prevent the Company from meeting any of the remaining portion of its current program schedule.

      Because of the manner in which, the Company has historically managed its software development and engineering, costs associated with the Year 2000 Program are insignificant and are being treated as period costs and expensed as incurred.

      Independent of, but concurrent with, the Company's Y2K review, the Company has been installing an enterprise-wide business information system which has replaced the Company's key finance, administrative and marketing software systems. This system is Y2K compliant and will be fully operational by the end of 1999.


ITEM 9 A - QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

     Market risks relating to the Company's operations may result from changes in interest rates, foreign currency exchange rates and weak economic conditions in foreign markets. In general, the Company does not invest in foreign currency or engage in foreign currency hedging, interest-risk hedging or other risk-related tradable financial instruments, and the Company has not held derivative financial instruments. Since the beginning of 1999, the Company has entered into short-term hedging where significant transaction-specific foreign currency exposure was anticipated.


FOREIGN CURRENCY EXPOSURE AND RISK:

      Most of the Company's sales and expenses are in US dollars. A strengthening of the US dollar could make the Company's products less competitive in foreign markets. A minority of the sales are denominated in Canadian dollars, U.K sterling, Australian dollars and Russian rubles. To-date, these foreign currency exposures have been fully offset by expenses incurred in local currencies.

     The Company does have foreign currency exposure with respect to the local currencies in each of its office locations as local expenses are incurred in local currency. The Company has judged this exposure not to be material because most of the Company's revenues are in US dollars. Only a future weakening of the US dollar against UK sterling, the Canadian or the Australian dollars would change this risk profile. The Company, because 15% of its expenses are in New Israeli Shekels, does have an ongoing exposure to the risk of exchange rate changes between the shekel and the US dollar. See Management's Discussion and Analysis of Financial Condition and Results of Operations--Impact of Inflation and Currency Fluctuations.

      Under these circumstances, there has been no material foreign currency exposure and the over-all effect of foreign currency exchange rate fluctuations on the Company in 1998 was not material.

INTEREST RATE RISK:

      The Company's interest expenses are sensitive to changes in the London InterBank offered rate (LIBOR), since all of its short and medium term borrowings bear a LIBOR-based interest rate. Excess liquidity is invested in short term investments which bear minimal interest rate risk.

      As of December 31,1998,the Company had only $1.8 million in short term bank credit. As of May 31, 1999, the short- and medium-term debt balance was $7 million, with a consequent increase in interest risk exposure. The Company has concluded that this risk is not material and has not availed itself of financial instruments to hedge this risk. Under these circumstances no quantitative tabular disclosures are required.

ITEM 10 - DIRECTORS AND OFFICERS OF REGISTRANT

      Pursuant to the Articles of Association of the Company, Directors are elected at each annual general meeting of shareholders of the Company (an "Annual Meeting"), by a vote of the holders of a majority of the voting power represented at such Annual Meeting. The Articles of Association provide that the Chief Executive Officer of the Company must be a Director. Each Director holds office until the first Annual Meeting following the Annual Meeting at which such Director was elected. The number of Directors may not exceed eight. Currently there are eight directors. Executive Officers are appointed by and serve at the discretion of the Board of Directors.

      As at May 31, 1999, the Company's executive officers and directors were as follows:

NAME:                  AGE:      POSITION:
-----                  ----      ---------
Eldad Weiss             43       Chief Executive Officer, President and Director
Yehezkel Marueli        45       Chief Operating Officer
Brian W. Berman         53       Chief Financial Officer
Dr. Ozdagan Yilmaz      49       Chief Technology Officer
Jacob Dunietz (2)       43       Chairman of the Board
Erel Margalit (1)       36       Director
Ofer Nemirovsky(2)      40       Director
Jay Seid (1)            38       Director
Elie Barr (1)           52       Director
Amos Nur                61       Director
Michael Geiger          61       Director
Jonathan Keller         47       Corporate Secretary and Treasurer

(1) Member of the Audit Committee

(2) Member of the Compensation Committee


ELDAD WEISS has served as President, Chief Executive Officer and a director of the Company since the commencement of its operations in 1988. From July 1992 to July 1993, Mr. Weiss served as the Vice President of Grant-Tensor Geophysical Corporation, a Houston based geophysical services Company, where he was Senior Vice President in charge of the computer aided exploration division. From June 1985 until February 1988, Mr. Weiss was employed in the research and development department of Scitex Corporation Ltd. ("Scitex"). Mr. Weiss holds a Bachelors and a Masters Degree in Electrical Engineering from Tel Aviv University.

YEHEZKEL MARUELI has served as the Company's Chief Operating Officer since April 1997. From November 1995 until December 1996, Mr. Marueli served as the Vice President of Business Operations at Scitex Europe S.A., and from January 1991 until November 1995, he served as Scitex's Vice President of Corporate Logistics. Mr. Marueli holds a Bachelor of Arts in Economics, with honors, from Tel Aviv University.

BRIAN W. BERMAN has served as the Chief Financial Officer of the Company since April 1998. From February 1993 until April 1998, Mr. Berman served in various capacities at the World Bank, including a position as the head of a strategy and advisory group on agribusiness investments. Prior to that time, Mr. Berman served as a consultant for Israeli high technology start-up companies, including the Company. Mr. Berman holds a B.Sc. in Chemistry and Physics, a B.Sc. (Honors) in Chemistry and a M.Sc. in Chemistry from the University of Natal in South Africa. In addition, Mr. Berman holds an M.B.A. from the Columbia University Graduate School of Business in New York.

DR. OZDAGAN YILMAZ has served as the Chief Technology Officer of the Company since October 1, 1997. From February 1993 until December 1996, he served as the Director of Product Development and Inversion Services at Schlumberger Geco-Prakla. From October 1991 to January 1993, Dr. Yilmaz served as Director of Inversion Services and Corporate Market Coordinator at Landmark Graphics Corporation. Dr. Yilmaz holds a Bachelor of Science in geology with a geophysics minor, with first honors, from the University of Missouri-Rolla, along with a Masters of Science and a Ph.D. in geophysics from Stanford University.

JACOB DUNIETZ has served as Chairman of the Board of Directors of the Company since 1993. Mr. Dunietz is Chief Executive Officer, Managing Director and a member of the Board of Directors of Mashov Computers Ltd., a publicly-traded holding Company, which is quoted on the Tel Aviv Stock Exchange ("Mashov"), and a member of the Boards of Directors of all of Mashov's subsidiaries. Mr. Dunietz also services as Chief Executive Officer of Magic Software Enterprises Ltd., an Israeli software Company (and a subsidiary of Mashov) whose securities are publicly-traded on the Nasdaq National Market. In addition, Mr. Dunietz is a member of the Board of Directors of Dunietz Brothers Ltd., a construction and real estate Company, whose securities are publicly traded on the Tel Aviv Stock Exchange, and also serves as a member of the Board of Directors of all of its subsidiaries. Mr. Dunietz holds a B.S. (with Honors) in Computer Science from The Technion - Israel Institute of Technology.

EREL MARGALIT has served as a Director since May 1995. Mr. Margalit is the General Partner of each of two venture capital funds, Jerusalem Pacific Ventures
(1994) L.P. and Jerusalem Venture Partners (1997) L.P., targeted at early stage communications and software companies, Mr. Margalit also serves on the Boards of Directors of several privately-held companies. From 1990 to 1993, Mr. Margalit was Director of Business Development for the City of Jerusalem. Mr. Margalit has a B.A. in Philosophy and an M.B.A. from the Hebrew University of Jerusalem. In addition, Mr. Margalit is a Ph.D candidate at Columbia University of New York.

OFER NEMIROVSKY has served as a Director since July 1996. Mr. Nemirovsky has been a Managing Director of HarbourVest Partners, LLC since January 1997. HarbourVest Partners, LLC was formed by the management team of Hancock Venture Partners, Inc. ("HVP"), where Mr. Nemirovsky had served in various capacities since 1986. Prior to joining HVP, Mr. Nemirovsky held various computer sales and marketing positions at Hewlett-Packard Company. He holds a B.S. in electrical engineering and a B.S. in Finance from the University of Pennsylvania and an M.B.A. from Harvard Business School. He is currently a director of OneWave, Inc., as well as several privately-held companies.

JAY SEID has served as a Director since April 1999. Mr. Seid is a Managing Director of Bachow & Associates Inc. Prior to joining Bachow & Associates Inc. in December

1992, Mr. Seid was President of Judicate, Inc., a publicly traded nationwide provider of alternative dispute resolution (mediation and arbitration) services. Previously, he was an attorney specializing in mergers and acquisitions at Wolf, Block, Schorr and Solis-Cohen in Philadelphia. Mr. Seid holds a B.A., Summa Cum Laude, from Rutgers University and a J.D., with honors, from New York University School of Law.

ELIE BARR has served as a Director since June 1996. Mr. Barr has been a Managing Partner of Mofet Israel Technology Fund since 1996. Prior to that, Mr. Barr was a consultant to high-tech companies and certain governmental entities. From 1992 to 1995, Mr. Barr was an Executive Vice President of Teledata Communications Ltd., a telecommunications Company, whose securities are publicly traded on the Nasdaq National Market. Mr. Barr has a B.A. in Economics and Political Sciences from Tel Aviv University and a B.A. in Philosophy from Bar-Ilan University.

AMOS NUR has served as a Director since October 1998. Professor Nur is Professor of Earth Sciences at Stanford University. Professor Nur joined the faculty of Stanford University in 1970, and has served as a Professor of Geophysics at Stanford since 1979, and Chairman of the University's Department of Geophysics between 1985 and 1991, and again since 1997. He was appointed to the Wayne Loel chair of Earth Sciences in 1988. In addition, he was a distinguished lecturer in 1997 of the Society of Exploration Geophysicists and is currently a distinguished lecturer for the American Association of Petroleum Geologists. Professor Nur holds a Bachelor of Science Degree in geology from the Hebrew University, Jerusalem and a Ph.D. in geophysics from M.I.T.

MICHAEL GEIGER has served as a Director since May 1999. Mr. Geiger has been a senior international consultant to the Shamrock International Group since 1987. Mr. Geiger serves on the supervisory board of Netia Holdings and is a director of Tel Ad Jerusalem studios and Formula Ventures Ltd. Mr. Geiger served as a consultant to Occidental Petroleum Corporation for their energy and chemical industry activities in Israel. Mr. Geiger holds a Bachelor of Science Degree in Economics from Tel-Aviv University, of which he is a Governor, and a M.A. in Economics from the University of California in Los Angeles.

JONATHAN KELLER has served as Secretary since January 1994. From January 1994 until August 1997, Mr. Keller served as the Company's Financial Controller. Prior to January 1994, Mr. Keller was a self employed Certified Public Accountant and in this capacity provided financial services to the Company. Mr. Keller is a qualified Israeli Certified Public Accountant and is a Fellow of the Institute of Chartered Accountants in England and Wales. Mr. Keller holds an accounting degree from London Guildhall University.

     Pursuant to the agreement between the Company and Shamrock Holdings Inc. ("Shamrock"), the Company undertook that as long as Shamrock holds more than three and a half percent (3.5%) of the issued and outstanding shares of the Company, the Company will recommend to the shareholders of the Company prior to any general meeting of shareholders of the Company, at which directors may be proposed to be elected, to elect a representative of Shamrock to the Board of Directors of the Company and will take all lawful actions to solicit such election.

     Pursuant to the agreement between the Company and Jerusalem Venture Partners ("JVP"), the Company undertook to make its best efforts to ensure that as long as JVP holds more than three and a half percent (3.5%) of the issued and outstanding shares of the Company, at least one of two members of the Board of Directors of the Company who will be individuals who have expertise in the field of operation of the Company, and who are not employees of the Company, and who have no material economic connection to any shareholder of the Company, will be nominated for election by agreement between the Company and JVP. As long as JVP holds more than three and a half percent (3.5%) of the issued and outstanding shares of the Company, the Company will recommend to the annual general meeting of shareholders of the Company to elect Mr. Erel Margalit to the Board of Directors of the Company.


ITEM 11 - COMPENSATION OF OFFICERS AND DIRECTORS

     The aggregate remuneration paid by the Company to all persons as a group (12 persons) who served in the capacity of director or officer in the year ended December 31, 1998, was approximately $493,000, which includes amounts paid to provide pension, retirement or similar benefits, but does not include expenses for automobiles made available to all of its officers, expenses reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel. In 1998, the Company set aside approximately $63,000 for the pension and severance fund benefits of its executive officers and directors.

      The Company has entered into an employment agreement with Mr. Eldad

Weiss which expires in March 2000. Pursuant to his employment agreement, Mr. Weiss receives an annual base salary and may, at the discretion of the Board of Directors, receive a bonus based on achieving targets set by the Board of Directors. Furthermore, Mr. Weiss has received options to purchase Ordinary Shares of the Company. Mr. Weiss's employment agreement also contains confidentiality and non-competition provisions.

      The Company's United Kingdom subsidiary, Paradigm Geophysical (U.K.) Limited, has entered into an employment agreement with Dr. Ozdagan Yilmaz which is terminable at will by the subsidiary, and terminable by Dr. Yilmaz upon three months, prior written notice. Upon the termination of the employment of Dr. Yilmaz for any reason other than "Justifiable Cause", as such term is defined in the employment agreement, Dr. Yilmaz will be entitled to payment of his monthly gross salary for a period of six months following termination. Pursuant to his employment agreement, Dr. Yilmaz receives an annual base salary and certain fringe benefits. Furthermore, Dr. Yilmaz has received options to purchase Ordinary Shares of the Company. Dr. Yilmaz's employment agreement also contains confidentiality and non-competition provisions.

      The Company has entered into an employment agreement with Mr. Brian Berman which is terminable upon 180 days prior written notice. Pursuant to his employment agreement, Mr. Berman receives an annual base salary and may, at the discretion of the Board of Directors, receive a bonus based on achieving targets set by the Board of Directors. Furthermore, Mr. Berman has received options to purchase Ordinary Shares of the Company. Mr. Berman's employment agreement provides for a one-time reimbursement of certain relocation costs and requires compliance with confidentiality and non-competition provisions.

      The Company has entered into an employment agreement with Mr. Hezi Marueli, which is terminable upon 180 days prior written notice. Pursuant to his employment agreement, Mr. Marueli receives an annual base salary and may, at the discretion of the Board of Directors, receive a bonus based on achieving targets set by the Board of Directors. Furthermore, Mr. Marueli has received options to purchase Ordinary Shares of the Company. Mr. Marueli's employment agreement requires compliance with confidentiality and non-competition provisions.


ITEM 12 - OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

STOCK OPTION PLANS

THE 1994 STOCK OPTION PLANS

      In 1994, the Company approved a stock option plan for key employees (the "Key Employee Plan"), the May 1994 Stock Option Plan (the "May 1994 Plan") and the 1994 General Stock Option Plan (the "1994 General Plan") (the Key Employee Plan, the May 1994 Plan and the 1994 General Plan are collectively referred to as "the 1994 Plans").

      Under the Key Employee Plan, the Company granted options to six key employees of the Company to purchase a total of 63,336 Ordinary Shares, exercisable at $.59 per Ordinary Share, with the purchase price of the Ordinary Shares payable in full against issuance of the Ordinary Shares. The options issued pursuant to the Key Employee Plan are vested and became exercisable immediately upon the grant of such options.

     Under the May 1994 Plan and the 1994 General Plan, the Company has granted options to purchase a total of 226,184 and 60,176 Ordinary Shares, respectively. Both the May 1994 Plan and the 1994 General Plan are administered by either the Board of Directors or the Compensation Committee. The option exercise price under the May 1994 Plan for 114,678 Ordinary Shares is $2.50 per Ordinary Share, and for 111,506 Ordinary Shares is $4.00 per Ordinary Share. The option exercise price under the 1994 General Plan is $7.00 per Ordinary Share. Furthermore, under each of such Plans, the option exercise price is payable in cash, by check or by any other form of payment that is satisfactory to the Board of Directors or the Compensation Committee and the Company may provide loans to employees to assist them in purchasing shares upon exercise of the options. Under the May 1994 Plan 226,184 options are vested and are exercisable immediately. Options granted under the 1994 General Plan are vested, two thirds are exercisable immediately and one-third twenty-five months after the date of the Company's initial public offering. Options granted under the May 1994 Plan and 1994 General Plan, if unexercised, expire ten years from the date of grant.

      Options granted under the 1994 Plans are not transferable by the option holder, other than by will or pursuant to the laws of descent and distribution. Under the 1994 Plans, the options expire immediately upon the termination of the option holder's employment, unless the Board of Directors or the Compensation Committee authorizes an extension of the exercise term beyond the employees termination date. In the event of a termination of employment without cause, any unexpired vested options may be exercised up to 90 days following the date of termination of employment, but only with respect to the number of shares purchasable at the time of the option holder's termination of employment. In the event of the termination of employment as a result of death or disability of the option holder, any unexpired vested options may be exercisable up to six months from the date of such termination but only with respect to the number of shares purchasable at the time of such termination. In the event of the option holder's retirement, any outstanding options shall, at the discretion of the Board of Directors or the Compensation Committee, accelerate and become immediately exercisable as of the later of the date of retirement or one year following the date of the grant.

      As of March 31, 1999, the Company had granted options under the 1994 Plans to certain directors and officers of the Company to purchase an aggregate of 139,439 Ordinary Shares at exercise prices ranging from $.59 to $7.00 per share; in each case, the option exercise price was equal to the fair market value of the Ordinary Shares on the date of grant, as determined by the Company's Board of Directors.

THE 1997 STOCK OPTION PLANS

      Under the 1997 Stock Option Plan for Qualifying Israel Employees, the 1997 Executive Stock Option Plan and the 1997 Stock Option Plan for U.S. Employees (collectively, the "1997 Plans"), the Company has reserved for issuance an aggregate of 1,950,000 Ordinary Shares. The 1997 Plans are administered by the Board of Directors or the Compensation Committee and will terminate on January 4, 2005. The option exercise price per Ordinary Share will be determined by the Board of Directors or the Compensation Committee and will be set forth in an option agreement between the Company and each optionee, with the option price not being less that 100% of the fair market value of each option share at the date of the option grant, unless otherwise determined by the Board or the Compensation Committee. Fair market value is defined in the 1997 Plans as the mean between the highest and lowest quoted selling prices of the Company's publicly traded shares listed on a stock exchange on such date. If no sales occur on the desired date, then fair market value will be determined by taking a weighted average of the mean between the highest and lowest quoted selling prices for a reasonable period both before and after the desired date. The option exercise price will be payable in cash, by check or by any other form of payment that is satisfactory to the Board of Directors or the Compensation Committee. In addition, the Company may provide loans to employees to assist them in purchasing shares upon exercise of the options The 1997 Plans vest as to 25% of the options granted after a period of employment with the Company or its subsidiaries of 12 consecutive months from the date of the grant. The remaining 75% vest in 12 equal quarterly installments commencing from the end of the first 12 month vesting period. These options expire eight years from the date of grant.

      Options granted under the 1997 Plans are not transferable by the option holder, other than by will or pursuant to the laws of descent and distribution. Additionally, the options expire immediately upon the termination of the option holder's employment, unless the Board of Directors or the Compensation Committee authorizes an extension of the exercise term beyond the employee termination date. In the event of termination of employment without cause, any unexpired vested options may be exercised up to 90 days following the date of termination of employment, but only with respect to the number of shares purchasable at the time of the option holder's termination of employment. In the event of the termination of employment as a result of death or disability of the option holder, any unexpired vested options may be exercised up to six months following the date of such termination, but only with respect to the number of shares purchasable at the time of such termination. In the event of the option holder's retirement, any outstanding options shall, at the discretion of the Board of Directors or the Compensation Committee, accelerate and become immediately exercisable as of the later of the date of retirement or one year following the date of the grant. The shares underlying any options which expire or are cancelled prior to exercise are subject to future options grants under the 1997 Plans.

      As of March 31, 1999, the Company had granted options under the 1997 Plans to certain directors and officers of the Company to purchase an aggregate of 378,934 Ordinary Shares at exercise prices ranging from $5.00 to $7.00 per share; in each case, the option exercise price was equal to or above the fair market value of the Ordinary Shares on the date of grant, as determined by the Company's Board of Directors.

1994 WARRANTS

      In July 1994, the Company issued to certain investors and their affiliates warrants (the "1994 Warrants") to purchase an aggregate of 539,244 Ordinary Shares of the Company at an aggregate exercise price equal to the lesser of (i) 80% of the share price of the Company's most recent private placement or (ii) 80% of the initial public offering price of the Company's Ordinary Shares.

      The 1994 Warrants were fully exercised by the warrant holders, including warrants held by Eldad Weiss, the Company's Chief Executive Officer, President and a Director, during the period ending May 31, 1999.

1997  WARRANTS

      In September 1997, the Company issued warrants to purchase an aggregate of 720,000 Ordinary Shares at an exercise price of $6.00 per Ordinary share (the "1997 Warrants"). The 1997 Warrants contain anti-dilution protections and expire on September 30, 2004.

      Resulting from the completion of a share issuance in April and May 1999 of 2,017,544 Ordinary Shares at $5.70 per share to new and existing investors, under the terms of the 1997 warrant agreements, the holders of the 1997 Warrant will be entitled to a further 5,619 warrants. The exercise price on all of the warrants will be $5.95 per Ordinary Share.

1999 WARRANTS

      As compensation for services provided to the Company in connection with the Company's private placement of Ordinary Shares in May 1999, Schroder & Co., Inc. was issued warrants to purchase 250,000 Ordinary Shares exercisable during a three year period at an exercise price of $5.70 per Ordinary Share. These warrants have incidental registration rights with respect to the underlying shares.

ITEM 13 - INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

     Certain principals of Mashov Gruss Investments Ltd. and Bachow & Associates Inc. (including Jay Seid, a director of the Company and a Managing Director of Bachow & Associates Inc.), principal shareholders of the Company, as part of the group of lenders with whom the Company entered into bridge loans in connection with the acquisition of CogniSeis at an interest rate of 10% per annum, were repaid $1,180,000 and $87,000, respectively, of such bridge loans plus accrued interest thereon.


ITEM 14 - DESCRIPTION OF SECURITIES TO BE REGISTERED

None

ITEM 15 - DEFAULTS UPON SENIOR SECURITIES

None

ITEM 16 - CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR
REGISTERED SECURITIES AND USE OF PROCEEDS

None

ITEM 17 - FINANCIAL STATEMENTS

Not Applicable

ITEM 18 - FINANCIAL STATEMENTS

     See - Item 19.

ITEM 19 - FINANCIAL STATEMENTS AND EXHIBITS

     (a) Index to Financial Statements:

     1.  Report of Independent Auditors................................... F-2

     2.  Consolidated Balance Sheets...................................... F-3

     3.  Consolidated Statements of Operations............................ F-5

     4.  Statements of Changes in Shareholders' Equity.................... F-6

     5.  Consolidated Statements of Cash Flows............................ F-7

     6.  Notes to the Financial Statements................................ F-9

     All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

     (b)  Exhibits:


EXHIBIT
NO.                                  EXHIBIT

3.1      Memorandum of Association of Registrant.++**

3.2      Amended and Restated Articles of Association of Registrant.**

3.3 Proposed Amendment to the Amended and Restated Articles of Association of the Registrant*******


5.1      Opinion of Eliahu E. Zuck.

10. Form of Warrant Agreement dated as of October 10, 1997 between the Company and the Bridge Loan lenders.**

10.2 Form of Warrant Certificate by the Company in favor of the Bridge Loan lenders.**

10.3 Stock Purchase Agreement, dated as of September 5, 1997,** as amended September 24, 1997 among Paradigm Geophysical Ltd., Paradigm Geophysical Corp. and GeoScience Corporation.***

10.4     Key Employee Plan.**

10.5     May 1994 Stock Option Plan.**

10.6     1994 General Stock Option Plan.**

10.7     1997 Executive Stock Option Plan.**

10.8     1997 Stock Option Plan for Qualifying Israel Employees.**

10.9     1997 Stock Option Plan for U.S. Employees.**

10.10 Form of 1994 Warrant issued in connection with a private placement of the Company's securities.**

10.11 Lease Agreement between Ofer Brothers Properties (1957) Ltd. and the Registrant dated October 1, 1990,*** and as amended October 2, 1994,*** July 3, 1995,*** March 6, 1996*****, March 26, 1997**** and July
         1997,****++

10.12 Amended and Restated Asset Purchase Agreement by and among Geotech Joint Stock Company and Dr. Nikolai L. Baransky, Dr. Evgenii A. Kozlov, Mr. Dimitry V. Sulitsky, Mr. Christopher D. Kim, Paradigm Geophysical (U.K.) Ltd., Paradigm Geophysical Europe Ltd., Paradigm Geophysical Services Ltd. and Paradigm Geophysical Ltd.

10.13 Business Sale Agreement, dated March 31, 1999, by and among Mincom Limited, Mincom Inc., Mincom International Pty Limited, Mincom Pty Ltd., Mincom Services Pty Ltd., Mincom Inc. and Paradigm Geophysical Ltd.

10.14 Share Purchase Agreement, dated March 12, 1999, by and among Paradigm Geophysical Ltd., Jerusalem Venture Partners L.P. and Jerusalem Venture Partners (Israel) L.P.

10.15 Registration Rights Agreement, dated March 12, 1999, by and among Paradigm Geophysical Ltd., Jerusalem Venture Partners L.P. and Jerusalem Venture Partners (Israel) L.P.

10.16 Share Purchase Agreement, dated April 14, 1999, by and between Paradigm Geophysical Ltd. and Shamrock Holdings, Inc.

10.17 Registration Rights Agreement by and among Paradigm Geophysical Ltd., Shamrock Holdings, Inc., Eastgate Fund L.P., Eastgate International Limited, Mr. Harris Kaplan and Berman Eastgate Growth Fund.

10.18 Share Purchase Agreement, dated April 14, 1999, between Paradigm Geophysical Ltd. and Eastgate Fund L.P., Eastgate International Limited, Mr. Harris Kaplan and Berman Eastgate Growth Fund.
11.1     Statement regarding computation of per share earnings (loss).***

21.1     Subsidiaries of the Registrant.**


23.1     Consent of Eliahu E. Zuck (contained in his opinion constituting
         Exhibit 5.1).
23.2     Consent of Kost Forer and Gabbay.

----------
** Incorporated herein by reference to the Company's Registration Statement on Form F-1 (File No. 333-7926), filed with the Commission on November 10, 1997.

*** Incorporated herein by reference to Amendment No. 1 to the Company's Registration Statement on Form F-1 (File No. 333-7926), filed with the Commission on November 21, 1997.

**** Incorporated herein by reference to Amendment No. 2 to the Company's Registration Statement on Form F-1 (File No. 333-7926), filed with the Commission on April 7, 1998.

***** Incorporated herein by reference to Amendment No. 3 to the Company's Registration Statement on Form F-1 (File No. 333-7926), filed with the Commission on May 13, 1998.

****** Incorporated herein by reference to Amendment No. 4 to the Company's Registration Statement on Form F-1 (File No. 333-7926), filed with the Commission on June 2, 1998.

******* Incorporated herein by reference to Amendment No. 6 to the Company's Registration Statement on Form F-1 (File No. 333-7926), filed with the Commission on June 5, 1998.

++       English translations from Hebrew original.

     (c) Financial Statement Schedule.

         Not Applicable.

                                   SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                             PARADIGM GEOPHYSICAL LTD.



                                             By: /s/ Brian Berman
                                                --------------------------
                                                  Brian Berman
                                                  Chief Financial Officer

Date: June 30, 1999

                   PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES


                        CONSOLIDATED FINANCIAL STATEMENTS


                             AS OF DECEMBER 31, 1998


                                 IN U.S. DOLLARS




                                      INDEX



                                                                        Page
                                                                        ----
Report of Independent Auditors                                           F-2

Consolidated Balance Sheets                                           F-3 - F-4

Consolidated Statements of Operations                                    F-5

Statements of Changes in Shareholders' Equity                            F-6

Consolidated Statements of Cash Flows                                 F-7 - F-8

Notes to Financial Statements                                         F-9 - F-27




                                 - - - - - - - -

           ERNST & YOUNG   [LOGO]
       KOST FORER & GABBAY






                         REPORT OF INDEPENDENT AUDITORS

                             To the Shareholders of

                            PARADIGM GEOPHYSICAL LTD.


           We have audited the accompanying consolidated balance sheets of Paradigm Geophysical Ltd. ("the Company") and subsidiaries as of December 31, 1997 and 1998 and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Paradigm Geophysical (U.K.) Ltd. and Paradigm Geophysical (Singapore) Pte (Ltd.), wholly-owned subsidiaries, whose statements reflect total assets of $ 4,061 thousand and $ 7,443 thousand as of December 31, 1997 and 1998, respectively, and total revenues of $ 2,449 thousand, $ 3,642 thousand and $ 17,746 thousand, for the years ended December 31, 1996, 1997 and 1998, respectively. Those statements were audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to the amounts included for those other subsidiaries is based solely on the reports of the other auditors.

           We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

           In our opinion, based on our audits and on the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries as of December 31, 1997 and 1998, and the related consolidated results of operations and cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles in the United States.




Tel-Aviv, Israel                                     KOST FORER & GABBAY
January 25, 1999                          Certified Public Accountants (Israel)
(Except for Note 11d(3) for which                  A Member of Ernst & Young
the date is February 15, 1999)                           International

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
-------------------------------------------------------------------------------
U.S. dollars in thousands


                                                                                                               December 31,
                                                                                                       1997                    1998
                                                                                                       ----                    ----
      ASSETS
CURRENT ASSETS:
Cash and cash equivalents                                                                          $  8,229                $  3,463
Trade receivables (net of allowance for doubtful accounts -
    $ 568 in 1997 and $ 1,222 in 1998 - including unbilled $ 784
    in 1997 and $ 5,677 in 1998)                                                                     16,592                  19,958
Other receivables and prepaid expenses (Note 3)                                                       5,409                   2,470
                                                                                                   --------                --------

Total current assets                                                                                 30,230                  25,891
                                                                                                   --------                --------

LONG-TERM TRADE RECEIVABLES                                                                             446                     275
                                                                                                   --------                --------

SEVERANCE PAY FUNDS                                                                                     500                     605
                                                                                                   --------                --------

FIXED ASSETS (Note 4):
Cost                                                                                                  9,537                  14,997
Less - accumulated depreciation                                                                      (3,471)                 (5,738)
                                                                                                   --------                --------

                                                                                                      6,066                   9,259
                                                                                                   --------                --------
OTHER ASSETS:
Computer software development costs (net of accumulated
    amortization - $ 538 in 1997 and $ 1,041 in 1998)                                                 1,182                     679
Acquired developed technology (net of accumulated
    amortization of $ 350 in 1997 and $ 1,878 in 1998)
    (Note 1b)                                                                                         6,662                   7,322
Other assets, net (Note 5)                                                                            2,797                   2,104
                                                                                                   --------                --------

                                                                                                     10,641                  10,105
                                                                                                   --------                --------

                                                                                                   $ 47,883                $ 46,135
                                                                                                   ========                ========




The accompanying notes are an integral part of the financial statements.

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
-------------------------------------------------------------------------------
U.S. dollars in thousands

                                                                                                                December 31,
                                                                                                                ------------
                                                                                                           1997                1998
                                                                                                          ----                ----
      LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term bank credit (Note 7)                                                                        $    711            $  1,778
Current maturities of long-term bank loans (Note 7)                                                         577                 450
Trade payables                                                                                            1,967               3,024
Other payables and accrued expenses (Note 6)                                                             12,564               8,770
Deferred revenues                                                                                         5,603               3,674
Note payable                                                                                              9,500                  --
                                                                                                       --------            --------

Total current liabilities                                                                                30,922              17,696
                                                                                                       --------            --------

LONG-TERM BANK LOANS (Note 7)                                                                               483                  39
                                                                                                       --------            --------

BRIDGE LOAN PAYABLE                                                                                      12,000                  --
                                                                                                       --------            --------

ACCRUED SEVERANCE PAY (Note 8)                                                                            1,031               1,151
                                                                                                       --------            --------

DEFERRED TAX LIABILITY (Note 1b)                                                                            807                 552
                                                                                                       --------            --------

SHAREHOLDERS' EQUITY (Note 9):
Preferred shares:
    Authorized - 4,735,806 shares of NIS 0.5 par value at December 31, 1997 and
      0 shares at December 31,
      1998;
    Issued and outstanding - 4,735,806 shares at
      December 31, 1997 and 0 shares at December 31, 1998                                                   765                  --
Ordinary shares:
    Authorized - 20,000,000 shares of NIS 0.5 par value at
      December 31, 1998;
    Issued and outstanding - 2,328,682 shares at
      December 31, 1997 and 10,514,484 shares at
      December 31, 1998                                                                                     521               1,758
Additional paid-in capital                                                                               19,707              39,236
Accumulated other comprehensive income (loss)                                                              (246)               (742)
Accumulated deficit                                                                                     (18,107)            (13,555)
                                                                                                       --------            --------

Total shareholders' equity                                                                                2,640              26,697
                                                                                                       --------            --------

                                                                                                       $ 47,883            $ 46,135
                                                                                                       ========            ========


The accompanying notes are an integral part of the financial statements.

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
-------------------------------------------------------------------------------
U.S. dollars in thousands except per share amounts


                                                                                               Year ended December 31,
                                                                                               -----------------------
                                                                                     1996                 1997                 1998
                                                                                     ----                 ----                 ----
Revenues: (Note 13)
  Software licenses                                                              $  5,981             $ 15,243             $ 27,491
  Maintenance and support                                                           1,737                4,736               10,583
  Seismic data processing and interpretation services                               3,884                4,886                7,288
                                                                                 --------             --------             --------

                                                                                   11,602               24,865               45,362
                                                                                 --------             --------             --------
Cost of revenues:
  Software licenses                                                                 2,438                4,139                5,479
  Maintenance and support                                                           1,302                2,492                5,783
  Seismic data processing and interpretation services                               1,910                2,533                4,108
                                                                                 --------             --------             --------

                                                                                    5,650                9,164               15,370
                                                                                 --------             --------             --------

Gross profit                                                                        5,952               15,701               29,992
                                                                                 --------             --------             --------

Operating expenses:
  Research and development, net (Note 14a)                                          1,840                5,095                8,061
  Selling and marketing, net                                                        5,466                6,102                9,642
  General and administrative                                                        4,072                4,227                6,720
  Other expenses (Note 14b)                                                            --               10,676                   --
                                                                                 --------             --------             --------

Total operating expenses                                                           11,378               26,100               24,423
                                                                                 --------             --------             --------

Operating income (loss)                                                            (5,426)             (10,399)               5,569
Financial income (expenses), net                                                       57                 (446)                (661)
                                                                                 --------             --------             --------

Income (loss) before income taxes                                                  (5,369)             (10,845)               4,908
Income taxes                                                                           --                   --                  356
                                                                                 --------             --------             --------

Net income (loss)                                                                $ (5,369)            $(10,845)            $  4,552
                                                                                 ========             ========             ========

Basic income (loss) per share (Note 15)                                          $  (2.33)            $  (4.66)            $   0.66
                                                                                 ========             ========             ========

Number of shares used in computing
  basic income (loss) per share                                                     2,300                2,328                6,850
                                                                                 ========             ========             ========

Diluted income (loss) per share (Note 15)                                        $  (2.33)            $  (4.66)            $   0.49
                                                                                 ========             ========             ========

Number of shares used in computing
  diluted income (loss) per share                                                   2,300                2,328                9,306
                                                                                 ========             ========             ========



The accompanying notes are an integral part of the financial statements.

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. dollars in thousands



                                                                     Preferred shares                   Ordinary shares
                                                                 Shares           Amount            Shares            Amount
                                                                 ------           ------            ------            ------
Balance as of January 1, 1996                                  2,338,202        $      388         2,269,346       $      512

Comprehensive income (loss):
Loss for the year                                                     --                --                --               --

Other comprehensive income (loss)
Foreign currency translation
                                                                      --                --                --               --

Other comprehensive income (loss)

Comprehensive income (loss)

Issuance of Class C and C-1
preferred shares                                               2,397,600               377                --               --
Exercise of warrants                                                  --                --            59,336                9
                                                              ----------        ----------        ----------       ----------

Balance as of December 31, 1996                                4,735,802               765         2,328,682              521

Comprehensive income (loss):
Loss for the year                                                     --                --                --               --

Comprehensive income (loss)

Debt issuance costs from
warrants issued                                                       --                --                --               --
                                                              ----------        ----------        ----------       ----------

Balance as of December 31, 1997                                4,735,802               765         2,328,682              521

Comprehensive income (loss):
  Net income for the year                                             --                --                --               --
Other comprehensive income (loss)
  Foreign currency translation
   adjustment                                                         --                --                --               --

Other comprehensive income (loss)

Comprehensive income (loss)

Issuance of ordinary shares                                           --                --         3,350,000              458
Exercise of over-allotment                                            --                --           100,000               14
Conversion of preferred shares
  into ordinary shares                                        (4,735,802)             (765)        4,735,802              765
                                                              ----------        ----------        ----------       ----------

Balance as of December 31, 1998                                       --        $       --        10,514,484       $    1,758
                                                              ==========        ==========        ==========       ==========

This is an eight column table split into two pages and should be read as a single unit.

                                                                                 Accumulated
                                                               Additional           other                              Total
                                                                  paid-in         comprehensive      Accumulated    shareholders'
                                                                 capital         income (loss)        deficit          equity
                                                                 -------         -------------        -------          ------
Balance as of January 1, 1996                                  $    7,610        $       --        $   (1,893)       $    6,617
Comprehensive income (loss):
Loss for the year                                                      --                --            (5,369)           (5,369)
                                                                                                                     ----------
Other comprehensive income (loss)
Foreign currency translation
                                                                       --              (246)               --              (246)
                                                                                                                     ----------
Other comprehensive income (loss)                                                                                          (246)
                                                                                                                     ----------
Comprehensive income (loss)                                                                                              (5,615)
                                                                                                                     ----------
Issuance of Class C and C-1
preferred shares                                                   11,358                --                --            11,735
Exercise of warrants                                                  139                --                --               148
                                                               ----------        ----------        ----------        ----------

Balance as of December 31, 1996                                    19,107              (246)           (7,262)           12,885

Comprehensive income (loss):
Loss for the year                                                      --                --           (10,845)          (10,845)
                                                                                                                     ----------
Comprehensive income (loss)                                                                                             (10,845)
                                                                                                                     ----------
Debt issuance costs from
warrants issued                                                       600                --                --               600
                                                               ----------        ----------        ----------        ----------

Balance as of December 31, 1997                                    19,707              (246)          (18,107)            2,640

Comprehensive income (loss):
  Net income for the year                                              --                --             4,552             4,552
Other comprehensive income (loss)
  Foreign currency translation
   adjustment                                                          --              (496)               --              (496)
                                                                                                                     ----------
Other comprehensive income (loss)                                                                                          (496)
                                                                                                                     ----------
Comprehensive income (loss)                                                                                               4,056
                                                                                                                     ----------
Issuance of ordinary shares                                        18,892                --                --            19,350
Exercise of over-allotment                                            637                --                --               651
Conversion of preferred shares
  into ordinary shares                                                 --                --                --                --
                                                               ----------        ----------        ----------        ----------

Balance as of December 31, 1998                                $   39,236        $     (742)       $  (13,555)       $   26,697
                                                               ==========        ==========        ==========        ==========



The accompanying notes are an integral part of the financial statements.

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
-------------------------------------------------------------------------------
U.S. dollars in thousands


                                                                                             Year ended December 31,
                                                                                             -----------------------
                                                                                       1996            1997            1998
                                                                                       ----            ----            ----
Cash flows from operating activities:
Net income (loss) for the period                                                   $ (5,369)       $(10,845)         $4,552

Adjustments to reconcile net income (loss) to net cash provided by (used in)
   operating activities:
   Depreciation and amortization                                                      2,083           3,197           4,778
   Loss on disposal of property                                                         108             139              --
   Write-off of intangible assets                                                       879             207              --
   In process research and development write-off upon
      acquisition of CogniSeis                                                           --           6,577              --
   Increase in other assets                                                            (106)           (183)             --
   Increase in trade receivables                                                       (717)         (5,486)         (5,035)
   Decrease (increase) in other receivables and
      prepaid expenses                                                                  415          (2,742)          1,432
   Increase in deferred tax assets and liabilities, net                                  --            (363)           (202)
   Increase (decrease) in trade payables                                               (236)          1,052           1,057
   Increase (decrease) in deferred revenues                                             823           1,612          (1,929)
   Increase (decrease) in other payables and accrued
      expenses                                                                          331           8,322          (6,441)
   Increase in accrued severance pay, net                                               131             146              15
                                                                                   --------        --------        --------

Net cash provided by (used in) operating activities                                  (1,658)          1,633          (1,773)
                                                                                   --------        --------        --------

Cash flows from investing activities:
Capitalization of computer software costs                                            (1,247)           (649)             --
Cash received on disposal of fixed assets                                                --             171              --
Purchase of fixed assets                                                             (1,189)         (2,575)         (4,516)
Investment in CogniSeis, net of cash acquired (1)                                        --          (8,541)             --
                                                                                   --------        --------        --------

Net cash used in investing activities                                                (2,436)        (11,594)         (4,516)
                                                                                   --------        --------        --------

Cash flows from financing activities:
Amortization of debt issuance costs from warrants issued                                 25             125             475
Issuance of share capital                                                            11,883              --          21,160
Deferred offering expenses                                                               --            (759)             --
Proceeds from long-term loans                                                           631           1,089              --
Proceeds from bridge loans                                                               --          12,000              --
Repayment of bridge loan                                                                 --              --         (12,000)
Repayment of note payable                                                                --              --          (8,457)
Repayment of long-term loans                                                           (461)           (883)           (571)
Short-term bank credit, net                                                          (1,381)           (495)          1,067
Loans of affiliates                                                                      37              --              --
                                                                                   --------        --------        --------

Net cash provided by financing activities                                            10,734          11,077           1,674
                                                                                   --------        --------        --------

Effect of exchange rate changes
   on cash and cash equivalents                                                        (119)             --            (151)
                                                                                   --------        --------        --------

Increase (decrease) in cash and cash equivalents                                      6,521           1,116          (4,766)
Cash and cash equivalents at the beginning of the year                                  592           7,113           8,229
                                                                                   --------        --------        --------

Cash and cash equivalents at the end of the year                                   $  7,113        $  8,229         $3,463
                                                                                   ========        ========        ========


The accompanying notes are an integral part of the financial statements.

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
-------------------------------------------------------------------------------
U.S. dollars in thousands


                                                                                         Year ended December 31,
                                                                               -----------------------------------------------
                                                                                  1996              1997             1998
                                                                               ------------     -------------    -------------
(1)  On October 14 1997, the Company acquired all of the outstanding shares of CogniSeis, Development Inc.
         The net fair value of assets acquired was as follows (see Note 1b):
             Working capital, excluding cash and cash equivalents                               $    (455)
             Fixed assets                                                                           1,943
             Excess of cost over net fair value upon acquisition                                   16,553
                                                                                                -------------
                                                                                                   18,041
             Less - amounts financed by a note payable                                             (9,500)
                                                                                                -------------
                                                                                                 $  8,541
                                                                                                =============
Supplemental disclosure of cash flow information:
Cash paid during the
  period for:
    Interest                                                                    $    278        $     491        $        -
                                                                               ============     =============    =============
Non-cash transactions:
 Purchase of fixed assets                                                       $   327         $  1,007         $    863
                                                                               ============     =============    =============
  Note payable in the acquisition of CogniSeis(see Note 1b)                    $       -         $  9,500        $        -
                                                                               ============     =============    =============
  Offering expenses                                                            $       -        $     400          $ 1,159
                                                                               ============     =============    =============
Reduction of note payable to CogniSeis as a result of
  reevaluation of certain assets purchased                                     $       -        $          -      $  1,043
                                                                               ============     =============    =============
Additional acquired technology associated with the CogniSeis  acquisition      $        -       $          -      $  2,343
                                                                               ============     =============    =============


The accompanying notes are an integral part of the financial statements.

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 1:-      BUSINESS AND ORGANIZATION

              a.     General:

                     Paradigm Geophysical Ltd. ("Paradigm" or the "Company") was incorporated under the laws of Israel. The Company is engaged in the development and licensing of computer software and the provision of seismic data processing and interpretation services which facilitate the exploration and development of oil and gas reserves. The Company's customers include all of the major international oil and gas companies as well as leading state-owned oil companies, independent producers and oil field service providers.

                     Paradigm operates worldwide through wholly-owned subsidiaries in the U.S.A., Canada, U.K., Australia and in Singapore and through representative offices in Russia and in China. These subsidiaries and representative offices coordinate the activities of the Company's direct sales force and its network of representative agents in the Far East, Near East, Pacific Rim and South America.

                     In 1998, the Company completed an initial public offering ("IPO") of 3,450,000 ordinary shares and listed these shares on the NASDAQ.

              b. Acquisition of CogniSeis:

                     On October 14, 1997 (the "Closing Date"), Paradigm acquired (the "Acquisition") all of the outstanding shares of CogniSeis Development, Inc. ("CogniSeis"), a multinational company whose product line complements products offered by Paradigm for total of acquisition costs of $ 18,913.

                     The acquisition has been accounted for using the purchase method of accounting, and accordingly, the purchase price has been allocated to the assets acquired and liabilities assumed based upon their fair values. In 1998, the purchase price was retroactively reallocated and the development technology was increased by approximately $900 to correct an overstatement of certain accounts receivable balances included at the date of the acquisition. The excess of the purchase price over the fair value of the tangible assets has been allocated to identifiable intangible assets of acquired development software, in-process research and development and assembled work force, as follows:

                     Net tangible assets of CogniSeis             $    2,360
                     Developed technology                              9,355
                     In-process research and development               6,577
                     Assembled work force                              1,428
                     Deferred tax liability                             (807)
                                                                   ---------

                                                                   $  18,913
                                                                   =========


                     The acquired assembled work force and developed software are being amortized over the expected period to be benefited, which is estimated at five years, and the in-process research and development was charged to the statement of operations at the date of acquisition.

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. dollars in thousands

                     The financial statements of CogniSeis were consolidated with the accounts of the Company, commencing on October 1, 1997.

                     Pro-forma information:

                     The following are pro-forma unaudited results of operations for the year ended December 31, 1997 representing the combined results of operations as if CogniSeis acquisition had been completed on January 1, 1997 as follows:

                                                                           1996          1997
                                                                         -------      -----------

                     Revenues                                            $34,461      $   42,440
                                                                         =======      ===========
                     Loss before income taxes                            $14,117      $  (10,748)
                                                                         =======      ===========
                     Net loss                                            $14,117      $  (10,748)
                                                                         =======      ===========
                     Basic and diluted loss per share                    $ (6.14)     $     (4.62
                                                                         =======      ===========
                     Number of shares used in computing basic and
                       diluted loss per share                              2,300            2,328
                                                                         =======      ===========


                     These pro-forma unaudited results of operations do not include a non-recurring charge write-off of in-process research and development in the amount of $ 6,577, related to CogniSeis acquisition.

              c. Geotech acquisition:

                     In June 1998, the Company entered into a contract, which was completed and signed in February 1999, with Geotech Joint Stock Company ("Geotech") and its shareholders to acquire certain assets and assume certain liabilities of Geotech for a minimum payment of $ 500 thousand. Geotech is a Russian-based seismic software development company which markets CAEX in the countries of the former Soviet Union.

              d. Restructuring costs:

                     During the fourth quarter of 1997, following the acquisition of CogniSeis, the Company incurred costs of $4,099 through the implementation of its worldwide restructuring plan (see Note 14b).

                     Those costs included substantial severance pay costs incurred in the process of reducing its combined workforce. In addition, while consolidating workforces, duplicate offices were vacated resulting in a substantial lease write-off, as well as the write-off of all obsolete fixed assets.

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. dollars in thousands

The following is a breakdown of the restructuring costs incurred:

                     Employee termination expense                  $    1,394
                     Lease write-off                                    1,765
                     Fixed asset write-off                                733
                     Other                                                207
                                                                   ----------
                                                                    $   4,099
                                                                   ==========


                     As of December 31, 1998, the Company had paid all the termination costs, and the remaining liability of the leases will be paid over their respective periods.


NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES

              The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States.

              a.     Financial statements in U.S. dollars:

                     A majority of the Company's sales are made in United States dollars. In addition, a substantial portion of the Company's costs are incurred in dollars. Since the dollar is the primary currency in the economic environment in which the Company operates, the dollar is its functional currency, and, accordingly, monetary accounts maintained in currencies other than the dollar are remeasured using the foreign exchange rate at the balance sheet date. Operational accounts and non-monetary balance sheet accounts are measured and recorded at the rate in effect at the date of the transaction. The effects of foreign currency remeasurement are reported in current operations.

                     The functional currency of all subsidiaries has been determined to be the local currency. Assets and liabilities are translated at year-end exchange rate and statement of operations items are translated at the average rates prevailing during the year. These translation adjustments are recorded as a separate component of "Other comprehensive income".

              b.     Consolidation:

                     The financial statements of the Company are consolidated with the accounts of its subsidiaries. Significant intercompany balances and transactions have been eliminated (see also Note 1b).

              c. Use of estimates:

                     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                   PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. dollars in thousands

              d. Fixed assets:

                     Fixed assets are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets at the following annual rates:

                                                                                          %
                                                                             ---------------------------

                     Computers and related equipment                                   20 - 33
                     Furniture and equipment                                           6 - 15
                     Motor vehicles                                                      15
                     Leasehold improvements                                  over the term of the lease


              e. Cash and cash equivalents:

                     The Company considers all highly liquid investments with a maturity of three months or less, when purchased, to be cash equivalents. The carrying amounts of cash and cash equivalents approximate their fair values.

              f. Income taxes:

                     Income taxes are provided for in accordance with Statement No. 109 of the FASB, "Accounting for Income Taxes", which requires recognition of deferred income taxes under the asset and liability method. Under this method, deferred income tax assets and liabilities are determined based on temporary differences between the financial reporting and tax bases of assets and liabilities, and are measured using enacted tax rates and laws.

              g. Software development costs:

                     Research and development costs incurred in the process of software development before the establishment of technological feasibility, are charged to the statement of operations as incurred. Based on the Company's product development process, technological feasibility is established upon the completion of a detailed program design. Costs of the development of a product's master incurred subsequent to the establishment of technological feasibility are capitalized.

                     Amortization of capitalized costs is at the greater of the amount computed using the:

                     1. Ratio that current gross revenues from sales of the software bear to the total of current and anticipated future gross revenues from sales of that software.

                     2. Straight-line method over the remaining estimated useful life of the product (not to exceed three years).

                     Amortization expense for capitalized software development costs for 1996, 1997 and 1998 was $ 932, $ 724 and $ 503, respectively. The Company wrote down capitalized software development costs for certain products in the amount of $ 718 and $ 207 to net realizable value during 1996 and 1997, respectively.

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. dollars in thousands

              h. Revenue recognition:

                     The Company generates revenues from licensing the rights to use its software products directly to end-users. The Company also generates revenues from sales of professional services, including projects, training and maintenance.

                     Revenues from software license agreements are recognized upon delivery of the software if: (i) collection is probable; (ii) all license payments are due within one year; (iii) the license fee is otherwise fixed and determinable; (iv) vendor-specific evidence exists to allocate the total fee to the elements of the arrangement; and (v) execution of a signed contract exists. If an acceptance period is included in an arrangement, revenues are recognized at the earlier of customer acceptance or expiration of the acceptance period.

                     Revenues from fixed-price contracts are recognized using the percentage of completion method.

                     Revenues from training services are recognized as the services are performed.

                     Maintenance revenue is recognized ratably over the term of the maintenance period. If maintenance is included in a software license arrangement, the amounts related to maintenance are segregated from the software license fees and recognized ratably over the maintenance period, based on their fair value as established by independent sale of maintenance to customers.

              i. Advertising expenses:

                     Advertising expenses are charged to the statement of operations as incurred. Advertising expenses for the years ended December 31, 1996, 1997 were immaterial, and for the year ended December 31, 1998 were $ 442.

              j. Concentrations of credit risk:

                     Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade receivables and cash and cash equivalents. The Company's cash and cash equivalents are invested in deposits with major Israeli and U.S. banks. Management believes that the financial institutions that hold the Company's investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

                     The Company's accounts receivable are derived from sales to customers located primarily in the United States, Europe and the Far East. The allowance for doubtful accounts is calculated on both specific customers and on an aging basis in respect of those debts where, in management's opinion, collection is doubtful

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. dollars in thousands

              k. Basic and diluted income (loss) per share:

                     Basic income (loss) per share is computed based on the weighted average number of ordinary shares outstanding during each year. Diluted income (loss) per share is computed based on the weighted average number of ordinary shares outstanding during each year, plus dilutive potential ordinary shares considered outstanding during the year, in accordance with FASB Statement No. 128, "Earnings Per Share".

              l. Accounting for shares issued to employees:

                     The Company has elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25") in accounting for its employee stock options plans. Under APB 25, when the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

              m. Comprehensive income:

                     As of January 1, 1998, the Company adopted Statement No. 130, "Reporting Comprehensive Income". Statement No. 130 establishes new rules for the reporting and display of comprehensive income and its components. However, the adoption of this Statement had no impact on the Company's net income or shareholders' equity. Statement No. 130 requires foreign currency translation adjustment which, prior to adoption, were reported separately in shareholders' equity, to be included in other comprehensive income. Prior year financial statements have been reclassified to conform to the requirements of Statement No. 130.

              n. Long-lived assets:

                     On January 1, 1996, the FASB issued Statement No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("FAS 121") which became effective as of that date. This Statement requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flow estimated to be generated by those assets is less than the asset's carrying amount. The effect of this adoption was immaterial for all years presented.

              o. Segment reporting:

                     The Company adopted SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information", in 1997. SFAS No. 131 supercedes SFAS No. 14, replacing the "industry segment approach" with the "management approach", whereby companies report financial and descriptive information about their operating segments. Operating segments are revenue-producing components of the enterprise for which separate financial information is produced internally and are subject to evaluation by the chief operating decision-maker in deciding how to allocate resources to segments (see Note 13).

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. dollars in thousands

              p.     Impact of recently issued accounting standards:

                     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities". The Statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative's fair value be recognized currently in earnings, unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. SFAS 133 is effective for fiscal years beginning after June 15, 1999, and must be applied to instruments issued, acquired, or substantively modified after December 31, 1997. The Company does not expect the adoption of the accounting pronouncement to have a material effect on its financial position or results of operations.

              q.     Reclassification:

                     Certain prior year amounts have been reclassified to conform to the current year's presentation.


NOTE 3:-      OTHER RECEIVABLES AND PREPAID EXPENSES

                                                                                          December 31,
                                                                                  ---------------------------
                                                                                       1997           1998
                                                                                  -----------     -----------
              Government authorities                                               $      417       $     264
              Prepaid expenses                                                          1,149             714
              Deferred offering expenses                                                1,159               -
              Deposits                                                                    785             553
              Due from GeoScience                                                         795               -
              Other                                                                     1,104             939
                                                                                  -----------     -----------
                                                                                    $   5,409       $   2,470
                                                                                  ===========     ===========

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 4:-      FIXED ASSETS

                                                                                       December 31,
                                                                                  -----------------------
                                                                                     1997          1998
                                                                                  --------        -------
              Cost:
                Computers and related equipment                                   $  7,778        $12,265
                Furniture and equipment                                              1,161          1,369
                Motor vehicles                                                         194            194
                Leasehold improvements                                                 404          1,169
                                                                                  --------        -------

                                                                                     9,537         14,997
                                                                                  --------        -------

              Accumulated depreciation:
                Computers and related equipment                                      3,100          4,910
                Furniture and equipment                                                122            434
                Motor vehicles                                                          91            112
                Leasehold improvements                                                 158            282
                                                                                  --------        -------

                                                                                     3,471          5,738
                                                                                  --------        -------

              Depreciated cost                                                    $  6,066        $ 9,259
                                                                                  ========        =======



Depreciation expense amounted to $ 753, $ 2,012 and $ 2,298 for the years ended December 31, 1996, 1997 and 1998, respectively.


NOTE 5: -     OTHER ASSETS, NET

                                                                                          December 31,
                                                                                  ----------------------------
                                                                                    1997              1998
                                                                                  --------        ------------
              Assembled work force (net of accumulated
                  amortization of $ 70 in 1997 and $ 346 in 1998)                 $  1,358         $    1,042
              Goodwill (net of accumulated amortization of
                  $ 178 in 1997 and $ 218 in 1998)                                     198                433
              Deferred debt issuance costs (net of accumulated
                  amortization of $ 125 in 1997 and $ 600 in 1998)                     475                  -
              Deferred tax asset (Note 10c)                                            363                310
              Other                                                                    403                319
                                                                                  --------        ------------
                                                                                  $  2,797        $      2,104
                                                                                  ========        ============

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 6:-      OTHER PAYABLES AND ACCRUED EXPENSES

                                                                                         December 31,
                                                                                  --------------------------
                                                                                      1997            1998
                                                                                  ---------        ---------
              Accrued expenses                                                    $   2,161        $     933
              Prepaid income                                                            956                -
              Employee and related payroll accruals                                   2,141            1,784
              Royalties                                                               1,605            2,519
              Restructuring costs (see Note 1d) -
                 employee termination expense                                         1,259                -
              Restructuring costs (see Note 1d) -
                 Lease write-off                                                      1,765            1,294
              Income and other taxes                                                    720            1,353
              Other payables                                                          1,957              887
                                                                                  ---------        ---------

                                                                                  $  12,564        $   8,770
                                                                                  =========        =========



NOTE 7:-      FINANCING ARRANGEMENTS

              Short-term loans consist of bank loans, primarily revolving credit lines which bear interest rates ranging from 7%-12%. The weighted average interest rate on the short term debt for the three years ending December 31, 1998, 1997 and 1996 was approximately 9%.

              Long-term loans represent other bank loans which are linked to the U.S. dollar and bear interest rates ranging from 7%-12%.

              Aggregate maturities of long-term loans:

                                                                                        December 31,
                                                                                  ------------------------
                                                                                    1997             1998
                                                                                  --------        --------

              First year (current maturities)                                     $    577        $    450
                                                                                  --------        --------

              Second year                                                              420              39
              Third year                                                                62               -
              Fourth year                                                                1               -
                                                                                  --------        --------

                                                                                       483              39
                                                                                  --------        --------

                                                                                  $  1,060        $    489
                                                                                  ========        ========




              The fair market value of the Company's short-term loans and long-term loans approximated the carrying value as of December 31, 1997 and 1998. Fair values were estimated using discounted cash flow analyses, based on the Company's incremental borrowing rates for similar types of borrowing arrangements.

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 8:-      ACCRUED SEVERANCE PAY

              The Company's liability for severance pay, pursuant to Israeli law, is fully provided by an accrual. Part of the liability is funded through insurance policies.

              Severance pay expenses amounted to $ 230, $ 1,530 and $ 2,019 for the years ended December 31, 1996, 1997 and 1998, respectively. In 1997, these expenses include severance pay relating to the restructuring.


NOTE 9:-      SHARE CAPITAL

              a.     Preferred shares:

                     In connection with the Company's IPO (see Note 1a.), all of the Company's preferred shares outstanding as of the date of the IPO, were converted into ordinary shares, on a one-to-one basis.

              b. Stock options:

                     Under the Company's 1994 and 1997 Stock Option Plans ("the Plans"), options may be granted to employees, officers, directors and consultants of the Company or any subsidiary.

                     Pursuant to the Plans, a total of 2,300,000 ordinary shares of the Company are reserved for issuance.

                     Each option granted under the Plans may expire no later than eight years from the date of the grant. Options granted under the Plans are generally exercisable in installments during the option term. Any options which are canceled or not exercised before expiration become available for future grants.

                     The following is a summary of the options granted among the various Plans.

                                                                       Year ended December 31,
                                                                       -----------------------
                                             1996                              1997                            1998
                                  ---------------------------       ---------------------------       --------------------------
                                                     Weighted                          Weighted                         Weighted
                                                      average                          average                           average
                                                      exercise                         exercise                         exercise
                                   Number              price        Number               price        Number              price
                                   ------              -----        ------               -----        ------              -----
Outstanding at the
  beginning of year                263,148          $     3.19       265,474          $     3.35     1,043,104          $     4.88
Granted                             28,312          $     4.06       785,426          $     5.55       629,000          $     7.00
Canceled                           (25,986)         $     2.50        (7,796)         $     2.50       (79,488)         $     6.31
                                   -------          ----------     ---------          ----------     ---------          ----------
Outstanding at the
  end of year                      265,474          $     3.35     1,043,104          $     5.01     1,592,616          $     5.65
                                   =======          ==========     =========          ==========     =========          ==========

                   PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. dollars in thousands

                     The number of options exercisable as of December 31, 1996, 1997 and 1998 were 143,505, 371,781 and 664,430, respectively.

                     In June 1998, the Company re-priced certain options at an exercise price of $ 7, the fair market value at the date of the re-pricing, following of which the exercise price of the options outstanding as of December 31, 1998 was between $ 0.59 and $ 7.

                     All options granted were at an exercise price equal to the fair market value of the Company's ordinary shares on the date of grant. The weighted expected life of the options as of December 31, 1998 was eight years.

                     Under FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") pro-forma information regarding net income is required (for grants issued after December
                     1994) and has been determined as if the Company had accounted for its employee stock option under the fair value method of that Statement.

                     The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1996, 1997 and 1998: risk-free interest rates of 6%, dividend yields of 0%, volatility factors of the expected market price of the Company's ordinary shares of 0.5-0.561 and expected life of the options of 5 to 8 years.

                     The weighted average fair value of the options at their dates of grant in 1996, 1997 and 1998 was $ 1.37, $ 3.48 and $ 3.99, respectively.

                     Because changes in the subjective input assumptions can materially effect the fair value estimate, it is management's opinion that the existing option pricing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

                     Pro-forma information under FAS 123:


                                                                                         Year ended December 31,
                                                                              ---------------------------------------------
                                                                                 1996              1997              1998
                                                                              ----------         --------        ----------

                     Net income (loss) as reported                            $  (5,369)         $ (10,845)      $   4,552
                     Pro-forma net income (loss) for SFAS 123                 $  (5,387)         $ (11,423)      $   3,488
                     Pro-forma basic income (loss) per share
                       for SFAS 123                                           $  (2.34)          $    (4.9)      $    0.51
                     Shares used in computing pro-forma basic
                       income (loss) per share for SFAS 123                       2,300              2,328           6,850
                     Pro-forma diluted net income (loss)
                       per share for SFAS 123                                 $  (2.34)          $    (4.9)      $    0.37
                     Shares used in computing pro-forma diluted
                       income (loss) per share for SFAS 123                       2,300              2,328           9,306

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. dollars in thousands

                     Because SFAS 123 is applicable only to stock options granted subsequent to December 31, 1994, its pro-forma effect will not be fully realized until the year 2002.

              c.     Warrants:

                     In 1994, the Company issued 539,244 warrants to purchase ordinary shares of the Company to various shareholders, in connection with their loan guarantees to the Company. These warrants are exercisable over five years, terminating on July 21, 1999, at an exercise price of the lower of either:
                     (i) 80% of the price of the last private placement or (ii) 80% of the IPO price of the Company's shares. As of December 31, 1998, 59,336 warrants were exercised and 479,908 warrants to purchase ordinary shares of the Company were outstanding.

                     In October 1997, the Company issued 720,000 warrants in connection with the bridge loans at an exercise price of $6.00 per ordinary share. These warrants are exercisable over seven years. The fair value of these warrants in the amount of $ 600 was amortized as additional interest expense in 1997 and 1998, amounting to $ 125 and $ 475, respectively.


NOTE 10:-      INCOME TAXES

               a.    Domestic:

                     1. Tax benefits under the Law for the Encouragement of
                        Capital Investments, 1959 ("the law"):

                            The Company's production facilities and its two expansion programs have been granted the status of "Approved Enterprise", under the law. According to the provisions of this law, the Company has chosen to enjoy "alternative benefits" - waiver of grants in return for tax exemption - and, accordingly, the Company's income is tax-exempt for a period of two to four years commencing with the year it first earns taxable income. In the remaining six to eight years of benefits, the Company will be liable to corporate tax at the rate of 25%.

                            In the event of distribution of cash dividends from income which is tax exempt due to the above, the Company would have to pay tax at the rate of 25% on an amount equal to the amount distributed. The Company currently has no plans to distribute dividends and intends to retain future earnings to finance the development of its business. The tax exempt income attributable to the "Approved Enterprise" can be distributed to shareholders without subjecting the Company to taxes only upon the complete liquidation of the Company.

                            The period of tax benefits, detailed above, is subject to limits of 12 years from the commencement of production, or 14 years from the approval date, whichever is earlier.

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. dollars in thousands

                            The law also grants entitlement to claim accelerated depreciation on buildings, machinery and equipment used by the "Approved Enterprise", during the first five tax years.

                            Should the Company derive income from sources other than the "Approved Enterprise" during the relevant period of benefits, such income will be taxable at regular corporate tax rates of 36%.

                     2. Tax benefits under the Law for the Encouragement of
                        Industry (Taxation), 1969:

                            The Company currently qualifies as an "industrial company", under the above law and, as such, is entitled to certain tax benefits, mainly the right to claim for tax purposes expenses incurred in public issuances of securities.

                     3. Carryforward tax losses:

                           The net operating loss carryforward amounted to approximately $ 3.9 million as of December 31, 1998, and can be carried forward indefinitely.

               b.    Foreign:

                     Carryforward tax losses:

                     The Company had an available tax loss carryforward in the amount of approximately $ 1,400 in the UK subsidiary, and $ 230 in the Singapore subsidiary. These losses can be carried forward indefinitely.

               c. Deferred tax assets:

                     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.


                                                                                       December 31,
                                                                     ----------------------------------------
                                                                         1996           1997           1998
                                                                     ----------      ---------      ---------
                     Various accrued liabilities
                       (including a provision for
                       restructuring charges in 1997)                $      21       $  1,110       $    466
                     Net operating loss carryforward                     2,181          3,278          1,991
                                                                     ----------      ---------      ---------

                                                                         2,202          4,388          2,457
                     Valuation allowance                                (2,202)        (4,025)        (2,147)
                                                                     ----------      ---------      ---------

                     Net deferred tax asset                          $       -       $    363       $    310
                                                                     ==========      =========      =========

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. dollars in thousands

                     The Company has provided valuation allowances against the deferred tax assets in respect of its tax loss carryforwards and other temporary differences, due to a history of losses and current uncertainty concerning its ability to realize these deferred tax assets in the future.

              d. Income tax reconciliation:

                     A reconciliation of the theoretical tax expense, assuming all income is taxed at the statutory rate applicable to income of the Company, and the actual tax expense are as follows:

                                                                               Year ended December 31,
                                                                        ------------------------------------
                                                                           1996          1997        1998
                                                                        -----------   ----------   ---------
                     Theoretical tax (benefit) computed
                        at the statutory rate of 36%                    $  (1,933)    $ (3,904)     $ 1,767
                     Increase (decrease) in income
                        taxes resulting from:
                        Tax adjustment in respect of
                          inflation in Israel                                 (39)          64         (309)
                        Non-deductible expenses                                66           87           61
                        Utilization of tax loss carryforwards
                          previously not recognized                             -         (438)           -
                        Write-off of in-process research
                          and development                                       -        2,368            -
                        Losses for which benefits
                          are not recognized                                1,906        1,823          189
                        Prior year's accrued restructuring costs
                          paid in 1998
                                                                                -            -         (623)
                        Amortization of prior year's write-off
                          of in-process research and development
                                                                                -            -         (474)
                        Amortization of deferred tax liabilities
                          recorded upon acquisition of CogniSeis                -            -         (255)
                                                                        -----------   ----------   ---------

                     Income tax expense                                 $       -     $      -      $   356
                                                                        ===========   ==========   =========

              e. Income taxes consist of the following:

                     Current                                            $       -     $    363      $   558
                     Deferred                                                   -         (363)        (202)
                                                                        -----------   ----------   ---------

                                                                        $       -     $       -     $    356
                                                                        ===========   ==========   =========
              f.     Income (loss) before income taxes consists
                     of the following:

                     Domestic                                            $  (2,383)   $  (2,756)    $  2,412
                     Foreign                                                (2,986)      (8,089)       2,496
                                                                        -----------   ----------    --------

                                                                         $  (5,369)   $ (10,845)    $  4,908
                                                                        ===========   ==========    ========

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 11:-      CONTINGENT LIABILITIES AND COMMITMENTS

               a. Under the Company's research and development agreements with the Office of the Chief Scientist and pursuant to applicable laws, the Company is required to pay royalties at the rate of 3% of sales of products developed with funds provided by the Office of the Chief Scientist, up to an amount equal to 100%-150% of the Office of the Chief Scientist's research and development grants (dollar-linked) related to such projects.

                     The Company has expensed royalties in the amounts of $ 351, $ 402 and $ 400 for the years ended December 31, 1996, 1997 and 1998, respectively, relating to the repayment of such grants.

                     As of December 31, 1998, the Company had a contingent liability to pay royalties in the amount of approximately $
                     1.5 million.

               b. The Israeli Government, through the Fund for the Encouragement of Marketing Activities, awarded the Company grants for participation in foreign marketing expenses. The Company is committed to pay royalties at the rate of 3% of the increase in foreign sales. Total royalties are not to exceed the amounts of grants received by the Company (dollar-linked). The Company did not receive grants for the years ended December 31, 1996, 1997 and 1998.

                     The Company has expensed royalties in the amounts of $ 130, $ 181 and $ 49 for the years ended December 31, 1996, 1997 and 1998, respectively, relating to the repayment of such grants.

                     As of December 31, 1998, the Company had a contingent liability to pay royalties in the amount of approximately $ 418.

               c. The Company and its subsidiaries have entered into rental agreements in regard to space for their operations. The rental fees are linked in part to the dollar and in part to the Israeli Consumer Price Index.

                     Future minimum commitments under non-cancelable rental agreements as of December 31, 1998 are as follows:

                     Year ending December 31,
                     -----------------------------------------

                     1999                                          $  1,889
                     2000                                             1,502
                     2001                                             1,429
                     2002                                             1,122
                     2003                                             1,122
                     2004 and thereafter                              5,382
                                                                   --------
                                                                   $ 12,446
                                                                   ========

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. dollars in thousands

                     Rent expense for the years ended December 31, 1996, 1997 and 1998 amounted to $ 835, $ 1,052 and $ 1,753, respectively.

              d.     Legal:

                     1. In October 1995, Mr. Eitan Zucker ("Zucker") filed a claim in the District Court of Tel-Aviv against the Company and Eldad Weiss ("Weiss"), the President and CEO of the Company. Zucker, a former Company employee, claims that in 1987, prior to the formation of the Company, Zucker, Weiss and other individuals entered into an oral founders' agreement, pursuant to which Zucker was entitled to an allocation of shares. Such shares allegedly were to be held for him by Weiss, who was entrusted as an agent and trustee to pursue the rights of Zucker in the Company, and to cause the Company to allocate shares to him upon its formation. Zucker further claims that when his employment by the Company was terminated in December 1993, he discovered that the shares had not been allocated to him. Zucker claims that as a result of the foregoing, he is entitled to receive 6.875% of the shares of the Company outstanding as of October 1995, and, therefore, seeks an order from the Court directing the Company to issue to him 170,077 ordinary shares against the payment of NIS 2,266,227.

                            Zucker has indicated that he is willing to accept a financial compromise which Weiss and the Company reject.

                            At this time, the Company is unable to determine with any certainty the ultimate outcome of the litigation and its effect on the Company's business, operating results and financial condition. However, the Company believes it has meritorious defenses and intends to vigorously defend against such allegations.

                     2. On December 11, 1997, the Company filed suit for a declaratory judgment to determine whether it has any obligation to GMA (an American corporation) under a letter of intent (the "Letter of Intent").

                           Under the terms of the Letter of Intent, the Company and GMA contemplated a transaction in which GMA would purchase certain computer software programs and related products ("SeisX") from the Company, provided that the Company acquired the SeisX assets from a third party. On May 5, 1998, GMA filed a counterclaim for breach of contract claiming that the Letter of Intent required the Company to sell SeisX to GMA. GMA sought compensatory, injunctive, and declaratory relief. On September 11, 1998, the Trial Court granted summary judgment in favor of the Company and declared that the Company has no obligation to sell the SeisX assets or related products to GMA and that GMA takes nothing on its counterclaim. On December 7, 1998, GMA filed an appeal which has not yet been considered by the Court. The Company is unable to express an opinion with respect to the likelihood of an unfavorable outcome of this matter or to estimate the amount or range of potential loss should the outcome be unfavorable.

                     3. The former Chief Financial Officer of Paradigm Geophysical Ltd. alleged claims for breach of his employment contract and wrongful termination. The defendants have denied any liability and responded to the lawsuit by filing a "Motion to Dismiss".

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. dollars in thousands

                           On February 15, 1999, the Court dismissed entirely without prejudice the plaintiff's lawsuit regarding the former chief financial officer of the Company. However, the plaintiff has 30 days in which he can appeal the Court's decision.


NOTE 12:-     CHARGES (ASSETS PLEDGED)

              Long-term bank loans:

              All long-term bank loans are related to the financing of equipment which is pledged to the related finance institutions.


NOTE 13:-     GEOGRAPHIC OPERATION INFORMATION

              Summary information about geographic areas:

              The following presents total revenues for the year ended December 31, 1996, 1997 and 1998 and long-lived assets as of December 31, 1997 and 1998.

                                                           1996                      1997                            1998
                                                           ----                      ----                            ----
                                                               Long-                        Long-                          Long-
                                                    Total      lived         Total          lived           Total          lived
                                                  revenues*)   assets     revenues*)        assets       revenues*)       assets
                                                  ----------   ------     ----------        ------       ----------       ------
              North and South America              $  5,922    $1,267      $ 17,627      $ 12,337         $ 21,721        $ 13,896
              Europe, Africa, Middle East             2,449     4,391         3,642         4,996           12,962           5,673
              Far East                                3,231       387         3,596           320           10,679             675
                                                   --------    ------      --------      --------         --------        --------
                                                   $ 11,602    $6,045      $ 24,865      $ 17,653         $ 45,362        $ 20,244
                                                   ========    ======      ========      ========         ========        ========



              *) Net revenues are attributed to countries based on invoicing of customers.


NOTE 14:-     SELECTED STATEMENTS OF OPERATIONS DATA

              a.     Research and development, net:

                                                                                     Year ended December 31,
                                                                                     -----------------------
                                                                            1996               1997              1998
                                                                            ----               ----              ----
                     Total research and development costs                  $  3,337          $  5,744            $ 8,061
                     Less - capitalization of computer
                       software costs                                        (1,247)             (649)                 -
                     Less - royalty bearing grants                             (250)                -                  -
                                                                           --------          --------            -------
                                                                           $  1,840          $  5,095            $ 8,061
                                                                           ========          ========            =======

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. dollars in thousands

              b. Other expenses:


                                                                                     Year ended December 31,
                                                                                     -----------------------
                                                                            1996               1997              1998
                                                                            ----               ----              ----
                     In-process research and development
                       write off (Note 1b)                               $        -          $  6,577        $         -
                     Restructuring costs (Note 1d)                                -             4,099                  -
                                                                         ----------          --------        -----------
                                                                         $        -          $ 10,676        $         -
                                                                         ==========          ========        ===========




NOTE 15: -    INCOME (LOSS) PER SHARE DATA

              The following table sets forth the reconciliation of basic and diluted income (loss) per share.

                                                                                               Year ended December 31,
                                                                                               -----------------------
                                                                                        1996                1997                1998
                                                                                    --------            --------            --------
Numerator:
Net income (loss) to shareholders of
   ordinary shares                                                                  $ (5,369)           $(10,845)           $  4,552
Effect of conversion of preferred shares                                                  --                  --                  --
                                                                                    --------            --------            --------
Numerator for diluted income (loss)
   per share - income (loss) available to
   shareholders of ordinary shares                                                  $ (5,369)           $(10,845)           $  4,552
                                                                                    ========            ========            ========

Denominator:

Weighted average number of ordinary
   shares (denominator for basic income
   (loss) per share)                                                                   2,300               2,328               6,850
                                                                                    --------            --------            --------
Effect of securities:
   Employee stock options                                                                 --                  --                 145
   Warrants issued to third parties                                                       --                  --                 196
   Convertible preferred shares
    for the period outstanding prior to conversion into
    ordinary shares                                                                       --                  --               2,115
                                                                                    --------            --------            --------

Dilutive potential ordinary shares                                                        --                  --               2,456
                                                                                    --------            --------            --------
Denominator for diluted income (loss) per share - adjusted
   weighted average number of shares, assumed conversions and
   exercise of options and/or warrants                                                 2,300               2,328               9,306
                                                                                    ========            ========            ========

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 16:-     SUBSEQUENT EVENTS (UNAUDITED)

              Short and long-term loans:

              In February 1999, the Company concluded credit arrangements with two banks under the terms of which the Company and its subsidiaries will have available short- and long-term credit totaling $ 13 million.

              All of the Company's assets are pledged in favor of the two banks by fixed and floating charges.




                                 - - - - - - - -

                                  EXHIBIT INDEX

EXHIBIT
NO.                                  EXHIBIT

3.1      Memorandum of Association of Registrant.++**

3.2      Amended and Restated Articles of Association of Registrant.**

3.3 Proposed Amendment to the Amended and Restated Articles of Association of the Registrant*******

5.1      Opinion of Eliahu E. Zuck.

10. Form of Warrant Agreement dated as of October 10, 1997 between the Company and the Bridge Loan lenders.**

10.2 Form of Warrant Certificate by the Company in favor of the Bridge Loan lenders.**

10.3 Stock Purchase Agreement, dated as of September 5, 1997,** as amended September 24, 1997 among Paradigm Geophysical Ltd., Paradigm Geophysical Corp. and GeoScience Corporation.***

10.4     Key Employee Plan.**

10.5     May 1994 Stock Option Plan.**

10.6     1994 General Stock Option Plan.** 10.7 1997 Executive Stock Option
         Plan.**

10.8     1997 Stock Option Plan for Qualifying Israel Employees.**

10.9     1997 Stock Option Plan for U.S. Employees.**

10.10 Form of 1994 Warrant issued in connection with a private placement of the Company's securities.**

10.11 Lease Agreement between Ofer Brothers Properties (1957) Ltd. and the Registrant dated October 1, 1990,*** and as amended October 2, 1994,*** July 3, 1995,*** March 6, 1996*****, March 26, 1997**** and July
         1997,****++

10.12 Amended and Restated Asset Purchase Agreement by and among Geotech Joint Stock Company and Dr. Nikolai L. Baransky, Dr. Evgenii A. Kozlov, Mr. Dimitry V. Sulitsky, Mr. Christopher D. Kim, Paradigm Geophysical (U.K.) Ltd., Paradigm Geophysical Europe Ltd., Paradigm Geophysical Services Ltd. and Paradigm Geophysical Ltd.

10.13 Business Sale Agreement, dated March 31, 1999, by and among Mincom Limited, Mincom Inc., Mincom International Pty Limited, Mincom Pty Ltd., Mincom Services Pty Ltd., Mincom Inc. and Paradigm Geophysical Ltd.

10.14 Share Purchase Agreement, dated March 12, 1999, by and among Paradigm Geophysical Ltd., Jerusalem Venture Partners L.P. and Jerusalem Venture Partners (Israel) L.P.

10.15 Registration Rights Agreement, dated March 12, 1999, by and among Paradigm Geophysical Ltd., Jerusalem Venture Partners L.P. and Jerusalem Venture Partners (Israel) L.P.

10.16 Share Purchase Agreement, dated April 14, 1999, by and between Paradigm Geophysical Ltd. and Shamrock Holdings, Inc.

10.17 Registration Rights Agreement by and among Paradigm Geophysical Ltd., Shamrock Holdings, Inc., Eastgate Fund L.P., Eastgate International Limited, Mr. Harris Kaplan and Berman Eastgate Growth Fund.

10.18 Share Purchase Agreement, dated April 14, 1999, between Paradigm Geophysical Ltd. and Eastgate Fund L.P., Eastgate International Limited, Mr. Harris Kaplan and Berman Eastgate Growth Fund.

11.1     Statement regarding computation of per share earnings (loss).***

21.1     Subsidiaries of the Registrant.**

23.1     Consent of Eliahu E. Zuck (contained in his opinion constituting
         Exhibit 5.1).

23.2     Consent of Kost Forer and Gabbay.
----------
** Incorporated herein by reference to the Company's Registration Statement on Form F-1 (File No. 333-7926), filed with the Commission on November 10, 1997.

*** Incorporated herein by reference to Amendment No. 1 to the Company's Registration Statement on Form F-1 (File No. 333-7926), filed with the Commission on November 21, 1997.

**** Incorporated herein by reference to Amendment No. 2 to the Company's Registration Statement on Form F-1 (File No. 333-7926), filed with the Commission on April 7, 1998.

***** Incorporated herein by reference to Amendment No. 3 to the Company's Registration Statement on Form F-1 (File No. 333-7926), filed with the Commission on May 13, 1998.

****** Incorporated herein by reference to Amendment No. 4 to the Company's Registration Statement on Form F-1 (File No. 333-7926), filed with the Commission on June 2, 1998.

******* Incorporated herein by reference to Amendment No. 6 to the Company's Registration Statement on Form F-1 (File No. 333-7926), filed with the Commission on June 5, 1998.

++       English translations from Hebrew original.