Form 20-F
period 1999-12-31
PARADIGM GEOPHYSICAL LTD
filed 2000-06-26
CIK 931131

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 20-F

        [  ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                                       OR

           [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999

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

                              TITLE OF EACH CLASS

                  ORDINARY SHARES, PAR VALUE NIS 0.5 PER SHARE

              SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION
                     PURSUANT TO SECTION 15(d) OF THE ACT.

                              TITLE OF EACH CLASS

                  ORDINARY SHARES, PAR VALUE NIS 0.5 PER SHARE

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

                   [X]  Yes                        [ ]  No

Indicate by checkmark which financial statement item the registrant has elected to follow:

                   [ ] Item 17                    [X] Item 18

TABLE OF CONTENTS

       ITEM                                                                                                      PAGE
       ----                                                                                                      ----
ITEM 1 - DESCRIPTION OF BUSINESS........................................................................................3

ITEM 2 - DESCRIPTION OF PROPERTY.......................................................................................15

ITEM 3 - LEGAL PROCEEDINGS.............................................................................................15

ITEM 4 - CONTROL OF REGISTRANT.........................................................................................17

ITEM 5 - NATURE OF TRADING MARKET......................................................................................19

ITEM 6 - EXCHANGE CONTROL REGULATIONS..................................................................................20

ITEM 7 - TAXATION......................................................................................................20

ITEM 8 - SELECTED FINANCIAL DATA.......................................................................................32

ITEM 9 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.........................36

ITEM 9A - Quantitative And Qualitative Disclosure About Market Risk....................................................51

ITEM 10 - DIRECTORS AND OFFICERS OF REGISTRANT.........................................................................52

ITEM 11 - COMPENSATION OF OFFICERS AND DIRECTORS.......................................................................62

ITEM 12 - OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES...............................................63

ITEM 13 - INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS...............................................................65

ITEM 14 - DESCRIPTION OF SECURITIES TO BE REGISTERED...................................................................66

ITEM 15 - DEFAULTS UPON SENIOR SECURITIES..............................................................................66

ITEM 16 - CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES AND USE OF PROCEEDS..................66

ITEM 17 - FINANCIAL STATEMENTS.........................................................................................66

ITEM 18 - FINANCIAL STATEMENTS.........................................................................................66

ITEM 19 - FINANCIAL STATEMENTS AND EXHIBITS...........................................................................F-1

ITEM 1 - DESCRIPTION OF BUSINESS

GENERAL

Paradigm Geophysical Ltd. ( "Paradigm" , "the Company", "we", "our", "us") is one of the world's leading providers of geoscience knowledge solutions for the oil and gas industry. The Company provides integrated, scientifically advanced productivity solutions for reservoir description with its leading edge products and services which are based on innovative applications of science and technology.

As of May 1, 2000, the Company has 15 offices in 13 countries employing 374 people and provides products and services to a broad range of customers including the major and national oil companies and independent oil and gas exploration and production companies and oilfield service companies.

In 1993, Paradigm introduced time to depth processing of seismic data. Today, Paradigm provides a full set of geoscience tools, covering seismic data processing and inversion, visualization and model building in both the time and depth domains, mapping, geological analysis and reservoir characterization. In 1999, Paradigm introduced POROS(TM) its reservoir characterization product suite, which bridges the gap between Geoscience and reservoir engineering. This product helps professionals build geologic models from seismic data attributes, well-log and geological data, using a shared earth model for reservoir property description.

In March 1999, Paradigm acquired the net assets of the Petroleum Technology Division of Mincom Limited ("PTM"), an Australian entity for $8.4 million. PTM's flagship product Geolog(TM) is a complete set of well information software tools for log analysis and petrophysics which is widely used in the oil and gas exploration and production industry.

The Company's principal executive offices are located at Shenkar St. 9, Gav Yam Center No.3, Herzlia 46120, Israel and its telephone number is + 972-9-9709300. The Company has sales, customer support and service offices in Houston, London, Aberdeen, Bahrain, Calgary, Moscow, Caracas, Buenos Aires, Rio de Janeiro, Perth, Brisbane, Beijing, Jakarta and Singapore. The Company also has research and development facilities in Herzlia, Houston, Calgary, Brisbane and Moscow. Paradigm's web site address is www.paradigmgeo.com The Company's Ordinary Shares are listed on the NASDAQ National Market under the symbol PGEO.

BUSINESS STRATEGY

In 1999, the Company made the strategic shift from concentrating on seismic data analysis to positioning itself as the "The Geoscience Knowledge Company". This shift expands the Company's offerings to include analysis and integration of non-seismic data relevant to the characterization, management and simulation of oil and gas reservoirs (hereinafter referred to as "reservoir management solutions").
The Company's business strategy is to continue to provide scientifically advanced productivity based solutions for reservoir management solutions by:
(i) focusing on research and development coupled with system integration and workflows in response to customer's needs, evolving changes in the market and new technologies;
(ii) expanding the products and services offered throughout our global network of offices while providing responsive customer support;.
(iii) acquiring complementary businesses that add key technologies or market presence and enhance existing products and services; and
(iv) maintaining a work environment that encourages new ideas and professional achievement, that is driven by the integrity, creativity, expertise and determination of our staff to work closely with one another and with our customers.

OPERATIONS

The Company operates in a single industry, the oil and gas industry, as a provider of software licenses and geoscience analysis services which facilitate the exploration for, and development and production of, oil and gas resources. In choosing to market both products and geoscience services, Paradigm's management has chosen to diversify revenue sources to balance risks for seasonal and regional variability. Maintenance and support revenues for the installed software base also provide a predictable revenue stream.

PRODUCTS

The Company's revenues are derived mainly from licensing the rights to use its software products and related maintenance and support contracts. In addition, in 1999, the Company generated significant revenues from the sale of a turnkey data processing center (hardware and software) for seismic data processing and interpretation, including post-installation services, staff training, workflow and technology transfer consulting and maintenance and support. Revenues from this turnkey sale accounted for 12% of total revenues from products and services for the year.

The following table sets forth product sales in the major geographical regions in which the Company operates for the fiscal years ended December 31, 1997, 1998 and 1999

* REVENUES-PRODUCTS

                      1997           1998          1999
                            (DOLLARS IN THOUSANDS)
REGION
North and South
    America          13,018         18,893        16,582
Europe, Africa,
  Middle East         2,966          9,116        11,881
Far East and
     China            3,995         10,065        14,560
                 --------------------------------------------
     TOTAL           19,979         38,074        43,023
                 --------------------------------------------

SERVICES

Paradigm operates ten service centers worldwide offering a range of seismic data analysis, processing and consultancy services. Each center is equipped with powerful hardware, functional software and skilled individuals with many years of experience in processing, inversion, and interpretation of seismic data and well data. The Company's philosophy in services is to cover the entire scope of seismic data analysis from field tapes to a final earth model and an earth image in depth.

The following table sets forth service revenues in the major geographical regions in which the Company operates for the fiscal years ended December 31, 1997, 1998 and 1999.

* REVENUES-SERVICES

                      1997           1998          1999
                           (DOLLARS IN THOUSANDS)
REGION
North and South
    America           1,694             2,828      7,637
Europe, Africa,
  Middle East         2,549             3,846      2,723
Far East and
     China             643                614      1,123
                 --------------------------------------------
     TOTAL            4,886             7,288     11,483
                 --------------------------------------------

--------------------------------------------------------------------------------
* The CogniSeis acquisition occurred in October 1997 and the PTM acquisition in March 1999. Revenues of CogniSeis and of PTM have been included in the results of Paradigm from their respective acquisition dates. Therefore, historical revenues do not provide the basis to assess future revenues of the Company or what the revenues of Paradigm, CogniSeis and PTM would have been had the Combined Businesses been operated on an integrated basis during all of the periods presented.

PRODUCTS

Geoscientists acquire a vast quantity of seismic signals, well-logs, geological and other forms of data from an oil and gas prospect to secure information about the earth's subsurface and its oil and gas content. Paradigm systems process these data and provide innovative and dynamic ways to visualize and model the resultant images. These systems

1.)   provide insight into the geologic formations that trap oil and gas.

2.) reduce the risk in locating and drilling for economical hydrocarbon reservoirs.

3.)   enable optimization of the life cycle product of oil and gas assets.

Paradigm currently offers three major software suites, ECHOS(TM) (for data analysis and inversion), ERGOS(TM) (for data interpretation and 3D Earth modeling), and POROS(TM) (for reservoir characterization and shortly reservoir simulation). Scalable across the full range of computers and computer operating systems in use in the oil and gas industry, these open design suites include software products dedicated to performing all of the tasks in seismic data analysis and interpretation, and increasingly to incorporate and integrate non-seismic reservoir related data. Through interactive information sharing between the various geoscientists working on the oil and gas asset, the use of Paradigm's product suites enables the development of more and better geoscience-based analysis and knowledge from the available data in significantly less time.

ECHOS  - THE SEISMIC DATA PROCESSING AND INVERSION SUITE

ECHOS is a fully integrated suite for seismic processing for time to depth and seismic reflection signal strength inversion, applicable to every geological environment worldwide. It enables the asset team to move projects from field tapes to an earth model and seismic image in depth and the identification of oil and gas bodies, all in a unified computing and analysis environment. By sharing common data structures, file systems, applications and standard interfaces, geoscientists generate more meaningful, reliable and direct reservoir knowledge. Streamlined workflow, rather than serial manipulations of data, reduce setup and idle time and eliminate redundancies in the process. The suite comprises three powerful tools which provide: (i) seismic data processing (FOCUS(R));(ii) velocity model building and depth imaging (GEODEPTH(R) POWER(TM)); and (iii) seismic reflection signal strength inversion (PROBE(TM)).

FOCUS - SEISMIC DATA PROCESSING

Generating high-resolution seismic data sections and volumes is a prerequisite for most exploration projects. FOCUS is a 2D and 3D seismic processing system for exploration geophysicists in the traditional time domain. As seismic exploration objectives become more demanding, FOCUS readily adapts to meet these demands. It accommodates new processing techniques and integrates advanced geophysical applications for field, desktop, or production processing. The popularity of the system is largely due to its broad scope of geophysical applications, system maturity, stability, openness, and versatility of its programming environment.

GEODEPTH POWER - VELOCITY MODEL BUILDING AND DEPTH IMAGING

GEODEPTH POWER is used by many of the world's leading oil and gas exploration firms for obtaining accurate depth imaging results. This cost-effective system integrates velocity analysis, time-to-depth conversion, model building, model verification, and depth migration to resolve the challenging seismic data imaging and positioning problems. Solutions in 3D tomography and 3D prestack depth migration are complemented with productivity solutions in Solid Model Building and horizon-based velocity analysis. The system provides a full range of accurate 2D and 3D depth inversion and imaging tools for any size project of any geological complexity.

PROBE - SEISMIC REFLECTION SIGNAL STRENGTH INVERSION AND ANALYSIS

Oil and gas field exploration and development requires the accurate prediction of rock composition and rock properties including their capacity to hold hydrocarbon fluids and the identification of hydrocarbon fluid bodies. The PROBE system provides the geoscientist with a set of powerful tools and fully interactive workflow for detecting the presence of hydrocarbon fluids using seismic reflection signal strength inversion technology. By incorporating information from velocity models, PROBE results (obtained from the inversion of seismic amplitude data) have been demonstrated to be more reliable than conventional methods in detecting the presence of hydrocarbons. PROBE effectively integrates all of the tasks (inversion, analysis, and modeling) involved in seismic reflection signal strength inversion studies into one unified environment to greatly enhance the productivity of geoscientists.

ERGOS - THE INTERPRETATION SUITE

ERGOS is a comprehensive and integrated software suite dedicated to geoscience data interpretation, model building, and mapping. The suite incorporates both voxel-based and solid-based modeling technologies in order to better understand and model the structural and stratigraphic properties of the subsurface. A shared earth model assures data integrity and accuracy, allowing concurrent application of solutions for maximum productivity and detailed insights. The suite consists of five products which provide for: (i) seismic data interpretation (SEISX(TM)); (ii) depth conversion and map-based geostatistics (EARTHMODEL / EXPLORER(TM)); (iii) mapping and solid model building (SOLIDGEO(TM)); (iv) volume-based visualization and interpretation (VOXELGEO*); and (v) structural modeling, restoration and balancing (GEOSEC(TM));

SEISX - SEISMIC DATA INTERPRETATION

SEISX effectively integrates multiple 2D and 3D seismic data surveys with well log data providing a high performance interpretation and mapping solution. SEISX is an industry standard interpretation solution recognized for its efficient data loading, interactive line tie analysis and grid balancing, integration of supporting well log aplications, and its elegance in accomodating multiple 2D and 3D surveys.

EARTHMODEL/EXPLORER -  TIME-TO DEPTH CONVERSION

EARTHMODEL/EXPLORER provides time-to-depth conversion and poststack imaging of seismic data, guiding the user through the important tasks of data input, data quality control, problem analysis, velocity mapping, depth conversion and uncertainty assessment. EARTHMODEL/EXPLORER includes a variety of velocity mapping approaches to accommodate the velocity dependency on depth, age lithology, or combinations of these dependencies. EARTHMODEL/EXPLORER includes geostatistical methods for generating velocity maps with sparse data as well as simulation and stochastic modeling methods for assessing the uncertainty of depth estimates.

SOLIDGEO - MAPPING AND  SOLID MODEL BUILDING

SOLIDGEO provides geoscientists with the latest and most advanced technologies to accurately model and map the depositional and structural features of the subsurface. SOLIDGEO produces geometrically-coherent models composed of closed formation solids. It is engineered to handle multi-valued surfaces, closed-body definitions, volumetric calculations, and property assignments while maintaining surface connectivity during the model process. Field-tested on the most complex models, SOLIDGEO integrates model data and accelerates the process of building and refining models of the earth's subsurface.

VOXELGEO  - VOLUME-BASED  VISUALIZATION AND INTERPRETATION

VOXELGEO is the industry leading volume-based visualization and interpretation solution engineered to reveal both structural complexity and stratigraphic detail in a true three-dimensional setting. By combining Voxel-based technology with unique rendering capabilities, VOXELGEO gives the seismic interpreter and reservoir engineer with a direct pathway to the interior of the

--------------------------------------------------------------------------------
* VoxelGeo(R) is the registered trademark of Vital Images, Inc., and is licensed exclusively to Paradigm for use in sub-surface visualization products.

seismic volume. VOXELGEO's opacity and subvolume detection functions allow the geoscientist to detect, isolate, and extract 3D reservoir subvolumes. This early analysis of large amounts of seismic data provides insights into potential drilling locations within a time frame that is unachievable by conventional interpretation methods.

GEOSEC - STRUCTURAL MODELING, RESTORATION, AND BALANCING

GEOSEC provides interpreters and structural geologists with the interactive capabilities to construct, restore, and validate geologic cross sections and 3D structural models. GEOSEC generates a range of permissible interpretation solutions that can be used to refine velocity models leading to improved seismic images of the subsurface. Geologic restoration and balancing quantifies structural and basin evolution, hydrocarbon maturation, migration pathways, and trap volumes, thereby quantifying and reducing risk. 3D GEOSEC functionalities operate directly on the Solid Model Builder, negating the need for model export or rebuilding.

POROS - RESERVOIR CHARACTERIZATION AND MANAGEMENT

POROS is a software suite dedicated to Rock and Fluid Characterization and Production Management for oil and gas reservoirs under production. The suite currently consists of two products which provide for: (i) well data management (GEOLOG); and (ii) full workflow reservoir characterization (VANGUARD(TM)); In the future, the POROS suite will include a Reservoir Simulation module currently under production.

GEOLOG - WELL DATA MANAGEMENT

GEOLOG is one of the world's leading well data management, analysis, modeling and petrophysical packages. It incorporates this full suite of log capabilities in an open environment, providing the infrastructure to service other Paradigm and client applications.

VANGUARD - WORKFLOW RESERVOIR CHARACTERIZATION

VANGUARD is a full workflow reservoir characterization package using seismic data and well log data to derive reservoir parameters. It provides full 3D interactive functionality for building background models; inverting seismic reflectivities; and editing, analyzing, and calibrating well log data. These micro-models can be converted to rock properties and used for geological interpretation and reservoir characterization.

WEB-BASED-SOLUTIONS

In May 2000, the Company announced the launch of web-based delivery of its geoscience solutions - ITS E-GEOSCIENCE(TM) SOLUTIONS. e-Geoscience applications are planned to provide considerably easier remote access to applications and data, and expand remote collaborative work between disbursed members of expert analysis teams.

Paradigm plans a series of releases of its web-enabled versions most of which are expected to be delivered by the middle of 2001 which will include the modules in the ECHOS, ERGOS and POROS product suites.

CUSTOMER SUPPORT

The Company employs geoscientists and computer scientists to provide installation and training, online product support, on-call problem prevention and resolution and on-site troubleshooting. On-line product support enables customers to download product enhancement and support packs and product documentation and to submit technical support incident reports or questions to the customer support group. The Company has initiated on-line discussion forums.

The Company provides its customers with optional post-contract maintenance and support agreements, which are renewable annually. A typical software license agreement provides the customer's first year of support in conjunction with the initial purchase of the software license. Most of the Company's customers have entered into post-contract maintenance and support agreements, which entitle them to receive all product updates as well as professional and technical support.

GEOSCIENCE SERVICES

Paradigm's philosophy in services is to embrace the entire scope of seismic data analysis from field tapes to a final earth model and an earth image in depth.

Paradigm offers its own specialist geoscientists and computing resources in partnership with customer's expert teams.

Paradigm service centers offer a full range of geophysical processing services for seismic data including data processing, structural inversion and attribute analysis.

Selected service center's offer interpretation, mapping and modeling services and a complete formation evaluation service - from the analysis and interpretation of a single pay-zone in an individual well to field-wide, multi-well projects.

Through skilled data processing, velocity model buildings, depth imaging, seismic inversion, and interpretation of seismic data and well data, the geoscience services group aims to help clients get more out of their data.

The Company's planned e-Geoscience applications will provide considerably easier remote access to applications and data, and expand remote collaborative work between disbursed members of analysis teams. Paradigm has already delivered remote-access model building for depth-inversion which is in use in the geoscience services group. This enables collaborative work between the clients and the geoscience services group, with data and applications located at the Paradigm service centers. Paradigm operates ten service centers worldwide.

MARKETING AND SALES

The Company markets and sells its products and services to the international oil and gas industry through its local sales offices and uses sales agents and representatives in a small number of markets where Paradigm regional and local sales offices do not operate. The Company's local offices are staffed with a sales force, technical experts and operating managers. Customers include the major international oil and gas companies, state-owned oil and gas companies, independent oil and gas producers and oilfield service companies.

In implementing its sales and marketing strategy, the Company seeks to maintain and enhance its local presence in its markets by acquiring significant in-house knowledge of local geology and markets.

As part of its sales and marketing strategy, Paradigm conducts educational workshops and seminars in several locations worldwide, aimed at geoscientists, in order to both demonstrate the application of its products and to upgrade the end users skills and efficiency in the use of Paradigm products.

The Company participates in regional trade shows showcasing its technology at customized demonstration booths. Company staff present technical papers to attendees at the technical conferences that sponsor these trade shows. Paradigm participates in all major industry events worldwide.

Print advertising is placed on a regular basis in trade and technical magazines that target the Company's customers.

RESEARCH AND DEVELOPMENT

The market for Paradigm's products and services is characterized by changing technology. As a result, Paradigm's success is dependent upon its ability to develop or acquire new products and services on a cost-effective basis and to introduce them into the marketplace in a timely manner. The Company intends to continue committing substantial financial resources and effort to the development of new products and services. Research and development expenditure in 1999 totaled $9,306,000 or 17.1% of revenues, compared with $7,660,000 in 1998 at 16.9% of revenues and $4,728,000 in 1997 at 19% of revenues.

In 1999, the Company expanded its research and development activities in Moscow. Following the acquisition of PTM in March 1999, the PTM
Australian-based research and development team was integrated into the worldwide research and development team.

The Company also made the decision to develop new reservoir simulation products based on next generation technology.

The Company expects to continue this global approach to product development, utilizing specialized expertise available in each location. Paradigm views this "global" nature of its research and development efforts as an intrinsic strength and is expending management efforts to integrate and manage this global product development system. Additional research and development centers may be established in the future, continuing, where feasible, the policy of "expertise-specific" rather than "product-specific" centers.

Over the years, the Company has made a number of technological advances, including the development of key technologies:

  (a)       The inversion to depth of traditional time-based seismic data;

  (b)       Volume based interpretation;

  (c)       3D Commercial Pre-stack Depth Migration;

  (d)       Solid Model Building and Mapping; and

  (e) The integrated common earth model for all geoscience applications for oil and gas prospect exploration and evaluation.

These technologies have been utilized in the Company's operations as a provider of software licenses and geophysical services.

Part of the Company's research and development activities have been funded by grants from the Office of the Chief Scientist of the Government of Israel ("OCS"). Elements of the Company's products developed by Paradigm (i.e. those products not acquired) are covered to some extent under the royalty agreements with the OCS. The Company has not applied for research grants from the OCS since July 1996. The decision to apply for research grants from the OCS is reviewed annually in light of the Company's research and development program and the terms and conditions of such grants. There are continuing royalty obligations to the OCS. (See note 10(a) of the Financial Statements). The Company has expensed royalties in the amounts of $402,000, $400,000 and $100,000 for the years ended December 31, 1997, 1998 and 1999, respectively. At December 31, 1999, the Company had a contingent liability to pay royalties totaling $818,000.

INTELLECTUAL PROPERTY

The Company believes its patents, trademarks and other intellectual property rights are an important factor in maintaining its technological advantage, although no one patent is considered essential to its success. Typically, the Company will seek to protect its intellectual technology in all jurisdictions where the Company believes the cost of such protection is warranted. While certain key technologies have been patented by the Company, it has not patented all of its proprietary technology even where regarded as patentable. In addition to patents, in many instances the Company protects its trade secrets through confidentiality agreements with its employees and its customers. The Company also relies, in part, on certain technology, which it licenses from third parties, including software which is integrated with Company-developed software and used in its products and geophysical services.

COMPETITION

 The businesses in which the Company engages are competitive. Some of the Company's competitors are divisions or subsidiaries of companies that are larger and have greater financial and other resources and more extensive and diversified operations than the Company. The Company believes that its major competitors, worldwide, for software products are: GeoQuest, a division of Schlumberger Ltd. and Landmark Graphics Corporation, a subsidiary of Haliburton Company. Its principal competitors in the geophysical services business include, among others, Geco-Prakla, a division of Schlumberger Ltd., Western Geophysical, a division of Western Atlas Inc. a subsidiary of Baker Hughes Inc., Compagnie Generale de Geophysique and Veritas DGC. The Company competes in different product and services to various degrees on the basis of price, technical performance, availability, quality and technical support. The Company's ability to compete successfully depends on elements both within and outside of its control, including successful and timely development of new products and services, performance and quality, customer service, pricing, industry trends and general economic trends. The Company also faces competition from a large number of much smaller competitors that provide products that serve niche portions of the Company's markets and from small service bureaus providing geophysical services. In addition, several of the major oil companies develop software internally and operate geophysical data processing centers.

RELIANCE ON THE OIL AND GAS INDUSTRY

The Company's business and operations are substantially dependent upon the condition of the global oil and gas industry. Future downturns in the oil and gas industry, or in the oilfield services business, may have a material adverse effect on the financial position or results of operations of the Company.
The oil and gas industry is highly cyclical and has been subject to significant economic downturns at various times as a result of numerous factors affecting the supply of and demand for oil and natural gas, including the level of capital expenditures of the oil and gas industry; the level of drilling activity; the level of production activity; market prices of oil and gas; worldwide economic conditions; interest rates and the cost of capital;

environmental regulations; tax policies; political requirements of national governments; coordination by the Organization of Petroleum Exporting Countries ("OPEC"); market behavior of oil producers who are not members of OPEC; cost of producing oil and natural gas; and technological advances.

INTERNATIONAL OPERATIONS

The Company operates 15 offices in 13 countries. The Company's business is subject to various risks beyond its control, such as instability of foreign economies and governments, currency fluctuations, overlap of different tax structures and changes in laws and policies affecting trade and investment transactions.

OPERATIONS IN ISRAEL

The Company is incorporated under the laws of, and its principal offices are located in, the State of Israel. The Company is directly influenced by the political, economic and military conditions affecting Israel such as hostilities with neighboring countries and risks of cessation of trade and disruption of operations.

The Company has and will benefit from certain Israeli government programs and tax benefits, particularly as a result of the "Approved Enterprise" status of the Company's Israeli operations and receipt of research and development grants from the OCS. To be eligible for these programs and tax benefits, the Company must continue to meet certain conditions. If the Company fails to meet such conditions in the future, it could be required to refund all tax benefits previously received. There can be no assurance that such programs and tax benefits will be continued at their current levels, or otherwise. The termination or reduction of such programs and tax benefits could have a material adverse effect on the Company's business, operating results and financial condition.

EMPLOYEES

As of May 1, 2000, Paradigm employed a total of 374 persons, an increase of 20 persons over a one-year period. As of May 1, 2000, Paradigm employees included 108 in research and development, 85 in marketing and sales, 70 in maintenance and support, 43 in geophysical services, and 68 in executive management and administration. The Company employed 104 persons in the US, with the remaining 270 located in its other offices worldwide.

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

The Company has to comply with various labor and immigration laws throughout the world, including laws and regulations in the United States, Canada, Latin America, Europe, Russia, Israel, China, the Far East and Australia. To date, compliance with such laws has not been a material burden for the Company. As the number of employees increases over time, compliance with such regulations could become more burdensome.

The Company generally provides its employees with benefits and working conditions above the required minimums. None of the Company's employees is currently represented by a labor union. The Company has not, to date, experienced any work stoppages.

ITEM 2 - DESCRIPTION OF PROPERTY

The Company does not own any real property.

Paradigm's corporate headquarters, main research and development facility and support center is in Herzlia, Israel, and consists of premises occupying 30,600 square feet at an annual rent of $ 16 per square foot subject to adjustment. The lease expires in June 2009.

The Company currently has eleven sales and service centers leased worldwide. These are situated in Houston, Slough, Aberdeen, Bahrain, Calgary, Moscow, Beijing, Perth, Jakarta, Caracas and Buenos Aries. The Company has research and development facilities in three of these centers - Houston, Moscow and Calgary
- and a fourth research and development facility in Brisbane.

The leased premises in use by the Company aggregate approximately 111,000 square feet and are generally suitable and adequate for the requirements of the Company. The Company is currently negotiating a new lease in the UK to replace the premises it currently occupies in Slough.

ITEM 3 - LEGAL PROCEEDINGS

The Company is the plaintiff/appellee in the matter of Geophysical Micro Computer Applications (International) Ltd. v. Paradigm Geophysical Ltd., Cause No. 05-98-02016-CV in the Fifth Circuit Court of Appeals, Dallas, Texas. Geophysical Micro Computer Applications (Int'l) Ltd. ("GMA") is appealing a final judgment entered by the trial court in the matter of Paradigm Geophysical Ltd. v. Geophysical Micro Computer Applications (International) Ltd., Cause No. 97-11010, in the 134th Judicial District Court of Dallas County, Texas. On December 11, 1997, the Company filed suit for a declaratory judgment to determine whether it has any obligation to GMA under a letter of intent (the "Letter of Intent"). Under the terms of the Letter of Intent, the Company and GMA contemplated a transaction in which GMA would purchase certain computer software programs and related products ("SeisX") from the Company, provided that the Company acquired the SeisX assets from a third party. On May 5, 1998, GMA filed a counterclaim for breach of contract claiming that the Letter of Intent required the Company to sell SeisX to GMA. GMA sought compensatory, injunctive, and declaratory relief. On September 11, 1998, the trial court granted summary judgment in favor of the Company and declared that the Company has no obligation to sell the SeisX assets or related products to GMA and that GMA takes nothing on its counterclaim. On December 7, 1998, GMA filed the above-referenced appeal which has not yet been considered by the court although briefing is complete.

On December 10, 1999, the Company's Canadian subsidiary (the "plaintiffs") filed a claim for breach of contract, breach of obligation of confidence, breach of copyright and trademark infringement and passing off against Zokero Incorporated, Edward Van Wieren and Shane Stogrin (the "defendants"). In addition, the plaintiffs applied for and obtained an Anton Pillar Order on December 10, 1999, seizing certain property from the defendants and preserving it pending a trial of the action. The defendants, Van Wieren and Stogrin were former employees of the Company's Canadian subsidiary . The plaintiffs maintain that Van Wieren and Stogrin have, through their company Zokero, utilized for their own commercial gain confidential information and software and source code for software, all of which was developed at of the Company's Canadian subsidiary and is their property.

The plaintiffs are seeking unspecified damages and loss of profits as well as injunctive relief and declaratory relief with respect to the rights of the plaintiffs to the information and software in question. Based on the information available at this early stage and having regard to some of the materials seized pursuant to the Anton Pillar Order, there appears to be merit to the claim advanced by the plaintiffs.

On May 21, 2000 the district court of Tel-Aviv dismissed the claim filed by Eitan Zucker against the Company and Eldad Weiss, the Chairman and CEO of the Company, and awarded the Company certain legal costs. The judgement is still subject to appeal.

On April 14, 2000, the Company reached a settlement with Michael Burstein, the former Chief Financial Officer of the Company, in which Mr. Burstein waived all claims against the Company. The Company paid Mr. Burstein $26,000, which represented amounts previously owing to him with respect to his employment by the Company, and allowed Mr. Burstein to exercise 28,312 options granted to him during his employment with the Company.

The Company is not a party to any other material legal proceedings.

ITEM 4 - CONTROL OF REGISTRANT

As of May 31, 2000, 13,191,902 Ordinary Shares of the Company were issued and outstanding.

The following table sets forth, as of May 31, 2000, certain information with respect to the beneficial owners of the Company's Ordinary Shares, as well as options and warrants exercisable within 60 days of May 31, 2000, by:

            a) Each person known by the Company to beneficially own more than 10% of the outstanding Ordinary Shares; and

            b)    All officers and directors of the Company as a group:

                                                      Ordinary Shares, Options And
Name And Address of                                   Warrants Beneficially owned
Beneficial Owners                                        Number         Percent
------------------------------------------------------------------------------------
Shamrock Holdings Inc.                                 1,649,943          12.5%
4444 Lakeside Drive
Burbank, California 91510-7774
U.S.A

Mashov Gruss Investments Ltd.                          1,497,766          11.4%
5 Haplada St., Or Yehuda 60219
Israel

Bachow Investment Partners III L.P.                    1,399,000          10.6%
3 Bala Plaza East, 5th floor
Bla Cynwyd, PA 19004 U.S.A.

All officers and directors as a group(1)                 692,653           5.3%
(11 persons)

To the Company's knowledge, there is no arrangement, the operation of which may at a subsequent date, result in a change in control of the Company.

-------------------------------------------------------------------------------
(1) Comprised of 239,810 Ordinary Shares and options to purchase 452,843 Ordinary Shares of the Company which were exercisable within 60 days of May 31, 2000.

The Company's current Articles of Association provide that the Company may not engage in any business combination with an interested shareholder (in general, the Articles of Association define an interested shareholder as any entity or person beneficially owning 15% or more of the outstanding voting shares of the Company and any entity or person affiliated with, controlling or controlled by such entity or person) for a period of three years following the date that such shareholder became an interested shareholder, unless:

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

1998                                                    HIGH                           LOW
--------------------------------------------------------------------------------------------
6/15/98-6/30/98                                         $7.375                        $7.00
Third Quarter                                           $7.125                        $4.50
Fourth Quarter                                          $5.875                        $4.19


1999                                                    HIGH                           LOW
--------------------------------------------------------------------------------------------
First Quarter                                           $5.125                        $4.25
Second quarter                                          $7.25                         $5.00
Third Quarter                                           $6.75                         $5.625
Fourth Quarter                                          $5.875                        $4.50

2000                                                    HIGH                           LOW
--------------------------------------------------------------------------------------------
First Quarter                                           $10.063                       $4.50
Second Quarter(through June 14, 2000)                   $7.813                        $5.20

As of May 31, 2000 there were 25 shareholders of record, of whom 11 have addresses registered in the United States, holding 73% of the outstanding Ordinary Shares of the Company.

ITEM 6 - EXCHANGE CONTROL REGULATIONS

The Israeli Currency Control Law, 1978 imposes certain limitations concerning foreign currency transactions and transactions between Israeli and non-Israeli residents, which limitations may be regulated or waived by the Controller of Foreign Exchange at the Bank of Israel, through ""general" and ""special" permits. In May 1998, a new ""general permit" was issued pursuant to which substantially all transactions in foreign currency are permitted. Any dividends or other distributions paid in respect of ordinary shares and any amounts payable upon the dissolution, liquidation or winding up of the affairs of a company, as well as the proceeds of any sale in Israel of the company's securities to an Israeli resident are freely repatriable into non-Israeli currencies at the rate of exchange prevailing at the time of conversion, provided that any Israeli income tax owing has been paid on (or withheld from) such payments. Because exchange rates between the NIS and the U.S. dollar fluctuate continuously, U.S. shareholders will be subject to any such currency fluctuation during the period from when such dividend is declared through the date payment is made in U.S. dollars.

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

This discussion does not consider all aspects of U.S. federal income taxation that may be relevant to particular U.S. Holders by reason of their particular circumstances, including potential application of the alternative minimum tax, or any aspect of state, local or non-

U.S. tax laws. In addition, this summary is directed only to U.S. Holders that hold Ordinary Shares as capital assets and does not address the considerations that may be applicable to particular classes of U.S. Holders who may be subject to special rules, including, without limitation, financial institutions, broker-dealers, tax-exempt organizations, U.S. Holders who own (directly, indirectly or through attribution) 10% or more of the Company's outstanding Ordinary Shares, U.S. Holders who acquired their Ordinary Shares pursuant to the exercise of options or similar derivative securities or otherwise as compensation, U.S. Holders who hold their Ordinary Shares as part of a "straddle," "hedge" or "conversion transaction," or persons who own Ordinary Shares through a partnership or other pass-through entity.

This discussion is addressed only to "U.S. Holders." A U.S. Holder is a holder of Ordinary Shares that is a U.S. citizen, an individual resident in the United States for U.S. federal income tax purposes, a domestic corporation, an estate the income of which is included in its gross income for U.S. federal income tax purposes without regard to its source, or a trust if either: (i) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all the substantial decisions of the trust or (ii) the trust was in existence on August 20, 1996 and, in general, would have been treated as a U.S. Holder under rules applicable prior to such time, provided the trust elects to continue such treatment thereafter.

      U.S. HOLDERS OF ORDINARY SHARES ARE ADVISED TO CONSULT WITH THEIR OWN TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAL TAX CONSEQUENCES, AS WELL AS THE TAX CONSEQUENCES IN OTHER JURISDICTIONS, OF THE PURCHASE, OWNERSHIP AND SALE OF ORDINARY SHARES APPLICABLE IN THEIR PARTICULAR TAX SITUATIONS

Sale or Exchange of Ordinary Shares

A U.S. Holder's sale or exchange of Ordinary Shares generally will result in the recognition of capital gain or loss by such U.S. Holder in an amount equal to the difference between the amount realized and the U.S. Holder's tax basis in the Ordinary Shares sold. Such capital gain or loss will be long-term capital gain or loss if the Ordinary Shares sold have been held for more than one year at the time of the sale or exchange. If the U.S. Holder's holding period on the date of the sale or exchange was one year or less, such gain or loss will be short-term capital gain (generally subject to the same effective federal income tax rates as ordinary income) or loss. See "Item 7:
Taxation-Israel -- Capital Gains Tax" for a discussion of taxation by Israel of capital gains realized on the sale or exchange of Ordinary Shares. In general, any capital gain or loss recognized by a U.S. Holder upon the sale or exchange of Ordinary Shares will be treated as U.S. source income for U.S. foreign tax credit purposes. Any capital loss realized upon the sale, exchange or other disposition of Ordinary Shares generally is deductible only against capital gains and not against ordinary income, except that in the case of non-corporate taxpayers, a capital loss is deductible only to the extent of capital gains plus ordinary income of up to $3,000.

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

Passive Foreign Investment Company Status

Generally, the Company will treated as a passive foreign investment company ("PFIC") for U.S. federal income tax purposes for any tax year if, in such tax year, either (i) 75% or more of its gross income is passive in nature, or (ii) on average for the taxable year, 50% or more of its assets (by value) produce or are held for the production of passive income. The Company does not believe that it will satisfy either of the foregoing tests for PFIC status for 2000 because the nature of its income and its assets are not expected to be sufficiently passive within the meaning of the PFIC rules. However, since the determination whether the Company is a PFIC will be made annually based on facts and circumstances that, to some extent, may be beyond the Company's control, there can be no assurance that the Company will not become a PFIC for 2000 or at some time in the future.

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

PROPOSED TAX REFORM

On May 4, 2000, a committee chaired by the Director General of the Israeli Ministry of Finance ("The Tax Reform Committee") issued a report recommending a sweeping reform in the Israeli system of taxation. The proposed reform would significantly alter the taxation of individuals and would also affect corporate taxation. In particular, the proposed reform would reduce but not eliminate, the tax benefits available to approved enterprises such as ours. The Israeli cabinet has approved the recommendation in principle, but implementation of the reform requires legislation by Israel's Knesset (Parliament). We cannot be certain whether the proposed reform will be adopted, when it will be adopted or what form any reform will ultimately take or what effect it will have on our company.

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

If the Company does not maintain its status as an Industrial Company, then subject to any applicable tax treaty, the Israeli capital gains tax rates would be up to 50% for non-Israeli resident individuals, and 36% for companies, who are shareholders of the Company. The Tax Reform Committee proposes to institute capital gains taxes on the real gains from the sale of securities traded on foreign exchanges (including the securities of Israeli companies traded on NASDAQ) at the rate of up to 25%.

Upon a distribution of dividends other than bonus shares (stock dividends), income tax is generally withheld at source at the rate of 25% (or the lower rate payable with respect to Approved Enterprises), unless a double taxation treaty is in effect between Israel and the shareholder's country of residence that provides for a lower tax rate in Israel on dividends.

A tax treaty between the United States and Israel (the "Treaty"), provides for a maximum tax of 25% on dividends paid to a resident of the United States (as defined in the Treaty). Dividends distributed by an Israeli company and derived from the income of an Approved Enterprise are subject to a 15% dividend withholding tax. The Treaty further provides that a 12.5% Israeli dividend withholding tax applies to dividends paid to a United States corporation owning 10% or more of an Israeli company's voting shares throughout the current year to the date the dividend is paid and the preceding taxable year (as applicable). The 12.5% rate applies only on dividends from a company that does not have any projects with Approved Enterprise status in the applicable period.

If for any reason shareholders do not receive the above exemption for a sale of shares in an Industrial Company, the Treaty provides U.S. resident investors with an exemption from Israeli capital gains tax in certain circumstances (there may still be U.S. taxes) upon a disposition of shares in the Company if they held under 10% of the Company's voting stock throughout the 12 months prior to the share disposition. If Israeli capital gains tax is payable, it can be credited against a shareholder's U.S. federal tax under the circumstances specified in the Treaty.

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

A company that has an Approved Enterprise status which was approved after April 1, 1986 may elect to forego any entitlement to the grants otherwise available under the Investment Law and, in lieu of the foregoing, participate in an alternative benefits program (the "Alternative Benefits Program"), under which the undistributed income from the Approved Enterprise is fully tax exempt for a defined period of time. The period of tax exemption ranges between 2 and 10 years, depending upon the location within Israel of the Approved Enterprise and the type of Approved Enterprise. The Tax Reform Committee has proposed that the company tax rate be increased from 0% to 10% during the exemption period. On the expiration of the exemption period, the Approved Enterprise would be eligible for beneficial tax rates under the Investment Law for the remainder, if any, of the otherwise applicable benefits period. The Company elected to participate in the Alternative Benefits Program. There can be no assurance that the current Alternative Benefits Program will continue to be available or that the Company will qualify for the benefits under the current program.

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

The Company has been granted "Approved Enterprise" status under the Investment Law with respect to four projects. Pursuant to the provisions of the Investment Law, the Company chose the Alternative Benefits Program which, as discussed above, provides for the waiver of grants in return for tax-exemption. Accordingly, income derived from each Approved Enterprise is tax-exempt for a period of two to four years, commencing with the year it first earns taxable income, and is then subject to Corporate Tax at the rate of 25%, for additional periods of six to eight years.

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

LAW FOR THE ENCOURAGEMENT OF INDUSTRIAL RESEARCH AND DEVELOPMENT, 1984

Under the Law for the Encouragement of Industrial Research and Development, 1984, (the "Research Law") and the Instructions of the Director General of the Ministry of Industry and Trade, research and development programs, plans for the intermediate stage between research and development, and manufacturing and sales approved by a governmental committee of the Office of the Chief Scientist
(OCS) (the "Research Committee") are eligible for grants of up to 50% of the project's expenditure, if they meet certain criteria. These grants are issued in return for the payment of royalties from the sale of products developed in accordance with the program as follows: 3% of revenues during the first three years (3.5% for the year 2000 only), 4% of revenues during the following three years, and 5% of revenues in the seventh year and thereafter, with the total royalties not to exceed 100% of the dollar value of the OCS grant (or in some cases up to 300%). Following the full payment of such royalties, there is no further liability for payment.

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

FUND FOR THE ENCOURAGEMENT OF MARKETING ACTIVITIES

The Company has received grants relating to its overseas marketing expenses from the Marketing Fund. These grants are awarded for specific expenses incurred by the Company for overseas marketing and are based upon the expenses reported by the Company to the Marketing Fund. All marketing grants recorded from the Marketing Fund until 1997 are linked to the dollar and are repayable as royalties at the rate of 3% of the amount of increases in export sales realized by the Company from the Marketing Fund. Grants recorded beginning January 1, 1998 bear royalties of 4% plus interest at LIBOR rates. The Company will face royalty obligations on grants from the Marketing Fund only to the extent that it actually achieves increases in export sales. The proceeds of these grants are presented in the Company's Consolidated Financial Statements as offsets to marketing expenses. Through December 31, 1999, the Company had received grants from the Marketing Fund in the amount of approximately $430,000. At March 31, 2000, the aggregate contingent liability was approximately $418,000.

ITEM 8

SELECTED  FINANCIAL  DATA

The following table summarizes certain selected consolidated financial data and should be read in conjunction with the Company's Consolidated financial statements and accompanying notes for the years ended December 31, 1999, 1998,1997, 1996 and 1995. and with Management's Discussion and Analysis of Financial Condition and Results of Operations included as part of this document.

The Selected financial data is derived from the Consolidated financial statements of the Company for the years stated . These Consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (US GAAP) and have been audited by Kost, Forer and Gabbay, a member of Ernst & Young International.

The CogniSeis acquisition occurred in October 1997 and the PTM acquisition in March 1999; the businesses of CogniSeis and of PTM have been included in the results of Paradigm from their respective acquisition dates. Prior to the respective dates of acquisition, Paradigm's and CogniSeis' businesses operated separately and PTM's business was a division of Mincom Limited, an Australian entity. The selected financial data does not include information for CogniSeis or PTM prior to their respective dates of acquisition. Therefore, the historical financial data does not provide the basis to assess the future financial position and results of operations of the Company or what the financial position and results of operations of Paradigm, CogniSeis and PTM would have been had the Combined Businesses been operated on an integrated basis during all of the periods presented. Note 1 of the audited Financial Statements includes pro-forma unaudited combined results of operations of Paradigm and CogniSeis for the year ended December 31, 1997 as if the CogniSeis acquisition had been completed on January 1, 1997 and pro-forma unaudited combined results of operations of Paradigm and PTM for the years ended December 31, 1998 and 1999 as if the PTM acquisition had been completed on January 1, 1998.

CONSOLIDATED INCOME STATEMENT DATA
 (IN THOUSANDS EXCEPT PER SHARE DATA)

                                                  1995           1996          1997          1998          1999
                                                  ----           ----          ----          ----          ----
REVENUES:

   Products                                          $7,336         $7,718       $19,979       $38,074       $43,023
   Services                                           2,056          3,884         4,886         7,288        11,483
                                              -----------------------------------------------------------------------
                 TOTAL REVENUES                       9,392         11,602        24,865        45,362        54,506
                                              -----------------------------------------------------------------------
                      YEAR -TO- YEAR % CHANGE                        23.5%         114.3%         82.4%         20.2%

OPERATING EXPENSES:

   Cost of products                                   1,561          2,450         5,070         8,559        12,418
   Cost of services                                   1,492          1,539         1,849         3,107         5,804
   Research and development                             340          1,466         4,728         7,660         9,306
   Selling, general and administrative                6,070          9,536         9,744        15,822        20,638
   Depreciation                                         306            997         2,012         2,298         3,865
   Amortization                                         955          1,040         1,185         2,347         3,064
   Non recurring expenses                                 -              -        10,676             -         2,705
                                              -----------------------------------------------------------------------
      TOTAL OPERATING EXPENSES                       10,724         17,028        35,264        39,793        57,800
                                              -----------------------------------------------------------------------

  OPERATING INCOME (LOSS)                           (1,332)        (5,426)      (10,399)         5,569       (3,294)
   Financial income (expenses), net                   (213)             57         (446)         (661)         (484)
                                              -----------------------------------------------------------------------
  INCOME (LOSS) BEFORE INCOME TAXES                 (1,545)        (5,369)      (10,845)         4,908       (3,778)
   Income tax                                             -              -             -           356             -
                                              -----------------------------------------------------------------------
  NET INCOME(LOSS)                                 $(1,545)       $(5,369)     $(10,845)        $4,552      $(3,778)
                                              -----------------------------------------------------------------------

    BASIC EARNINGS PER SHARE                        $(0.68)        $(2.33)       $(4.66)         $0.66       $(0.31)
    NUMBER OF SHARES USED IN COMPUTING BASIC
    EARNINGS(LOSS) PER SHARE                          2,270          2,300         2,328         6,850        12,205
    DILUTED EARNINGS PER SHARE                      $(0.68)        $(2.33)       $(4.66)         $0.49       $(0.31)
    NUMBER OF SHARES USED IN COMPUTING
    DILUTED EARNINGS(LOSS) PER SHARE                  2,270          2,300         2,328         9,306        12,205

SELECTED CONSOLIDATED  BALANCE SHEET DATA
(AT YEAR END - IN THOUSANDS EXCEPT PER SHARE DATA)


                                                  1995           1996          1997          1998          1999
                                                  ----           ----          ----          ----          ----
  CASH AND CASH  EQUIVALENTS                           $592         $7,113        $8,229        $3,463        $5,457
  WORKING CAPITAL(DEFICIENCY)                           963          7,958         (692)         9,154        15,346
  TOTAL ASSETS                                       12,964         19,383        47,883        46,135        66,165
  CURRENT DEBT                                        2,372          1,193         1,288         2,228         5,073
  NOTE PAYABLE                                            0              0         9,500             0             0
  BRIDGE LOAN  PAYABLE                                    0              0        12,000             0             0
  LONG TERM DEBTS(EXCLUDING CURRENT MATURITIES)         399            367           483            39         4,665
  SHAREHOLDERS'  EQUITY                               6,592         12,885         2,640        26,697        35,468

CASH FLOW  DATA
  CASH  PROVIDED BY (USED IN) OPERATING ACTIVITIES  (1,782)        (1,658)         1,633       (1,773)       (1,089)
  CASH  PROVIDED BY (USED IN) INVESTING ACTIVITIES  (3,320)        (2,436)      (11,594)       (4,516)      (15,401)
  CASH  PROVIDED BY (USED IN) FINANCING ACTIVITIES    4,952         10,734        11,077         1,674        19,068

ITEM 9 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This section contains a discussion of the operating results and general financial condition of Paradigm Geophysical Ltd., including:

  -   factors impacting Paradigm's  business;

  - why Paradigm's earnings and expenses for the year 1999 differ from the years 1998 and 1997;

  -   Paradigm's capital expenditures ;

  -   factors impacting Paradigm's cash flows; and

  -   other items  that materially affect the  financial condition or earnings

FORWARD-LOOKING INFORMATION

The Private Securities Litigation Reform Act of 1995 provides safe harbor provisions for forward-looking statements. Forward-looking statements involve risks and uncertainties that may impact Paradigm's actual results of operations. Statements in this Form 20-F annual report , which are forward-looking and which provide other than historical information, involve risks and uncertainties. The Company's forward-looking information reflects its best judgement based on current information. From time to time the Company may also provide oral or written forward-looking statements in other materials released to the public. Your attention is drawn to the fact that any or all of the forward-looking statements in this Form 20-F annual report and in any other materials released to the public may not transpire at all or transpire differently. In addition, forward-looking statements can be affected by inaccurate assumptions the Company may make or by known or unknown risks and uncertainties. There can be no assurance that other factors, other than those listed below, will not affect the accuracy of forward-looking information. As a result, no forward-looking statement can be guaranteed. While it is not possible to identify all factors, the Company continues to face many risks and uncertainties that could cause actual results to differ from those forward-looking statements including:

GEOPOLITICAL AND LEGAL.

  -   trade  restrictions  and  economic  embargoes;

  - unsettled political conditions, war, civil unrest, currency controls and governmental actions in the countries in which the Company operates;

  -   operations in countries with significant  amounts of political risk;

  -   changes in foreign exchange rates;

  - changes in governmental regulations in the countries in which the Company operates; and

  -   litigation against the Company

WEATHER RELATED.

  - the impact of prolonged mild weather conditions on the demand for and price of oil and natural gas.

COMPETITION AND PRODUCTS.

  -   impact of competitive products and services and their pricing;

  - increased investments by Paradigm and its competitors to support new product and service introductions;

  - market acceptance of Paradigm's, and its competitors' products and services; and

  - product and services transitions and changes in product and services sales mix.

CUSTOMERS AND VENDORS.

  - changes in capital and operational expenditures by customers in the oil and gas industry for exploration, development and production;

  - timing of capital expenditures by customers in the oil and gas industry for exploration, development and production; and

  - consolidation of customers in the oil and gas industry following mergers and acquisitions, tempering capital expenditures.

INDUSTRY.

  - technological and structural changes in the oil and gas production companies and in the oil field services industry; and

  -   changes in the price of oil and natural gas, including:

            - OPEC's ability to set and maintain production levels and prices for oil; and

            -     the level of oil production by non-OPEC countries.

  - the policies of governments regarding exploration for and production and development of their oil and natural gas reserves; and

  -   the level of demand for oil and natural gas.

PERSONNEL AND MERGERS.

            - increased competition in the hiring and retention of employees in specific areas which are critical to the Company's operations; and

            -     integration of acquired  businesses into Paradigm operations.

In addition, future trends for pricing, margins, revenues and profitability remain difficult to predict in the oil field services industry .

The Company does not assume any responsibility to publicly update any of its forward-looking statements regardless of whether factors change as a result of new information future events or for any other reason. You are advised to review any additional disclosures the Company makes in it's 6-K reports to the Securities and Exchange Commission. You are also advised to listen to Paradigm's quarterly earnings release conference calls with financial analysts. You may find information on how to access those calls at Paradigm's web site www.paradigmgeo.com.

GENERAL

The following discussion is based on the Consolidated Financial Statements included in this report and should be read in conjunction with those Statements and other financial information contained herein, primarily in Item 8 - Selected Financial Data. The Company's accounting policies are discussed in detail in the Consolidated Financial Statements contained in this report.

OVERVIEW

Paradigm Geophysical Ltd. is a geoscience knowledge solutions company, which provides computer-aided exploration and production software products and services to the oil and gas industry. Paradigm's enabling technologies through its products and services facilitate the field asset teams of oil and gas companies to explore, model, simulate and manage oil and gas reservoirs with precision and accuracy, so as to reduce exploration and production costs, minimize risk in drilling and resource exploitation and increase the productivity of proven reserves. Paradigm achieves this objective by focusing on two major categories of business activity in the oil and gas industry by providing: (i) comprehensive software solution suites for the processing and interpretation of prospect data for sub-surface modeling, prospect evaluation, mapping, reservoir characterization and management; and (ii) geoscience services, which includes geophysical, geological and petrophysical processing and consultancy services. These activities contribute to extracting the most geoscience knowledge from the seismic and geological, and well and reservoir production data. Paradigm software solutions and services are in use in major oil companies throughout the world and leading state owned oil and gas companies, as well as independent producers and oilfield service providers.

1999 MARKET CONDITIONS

The Company's results in 1999 should be viewed within the context of the developments and trends in the market in which it operates - the Oil Field Services market. This, in turn, is directly impacted by the overall macroeconomics of oil and gas supply and demand, international oil prices, and the spending patterns of oil and gas companies.

INTERNATIONAL OIL PRICES were low and declined throughout much of 1998 with the consequent mid-1998 cuts in some of the major oil producers' capital budgets. 1999 opened with low oil prices and continued uncertainty despite the oil price rise that began in the second half of 1999.

Industry analysts assessed a 30% cut in capital budgets by the oil companies over 1998 levels, i.e. to about $68 billion in 1999 vs. $93 billion in oil field services capital spending in 1998. Despite the recovery of oil prices after mid 1999, the capital budget levels remained essentially unchanged for the full year.

The market results demonstrate an industry-wide decline in expenditures, with a consequent sector-wide decline in oil field service companies' turnover and profitability.

The Company assesses that the declines in oil and gas companies' capital spending were not evenly distributed over all the various oil field services. Various indicators show that oil field capital expenditures significantly declined in 1999 and 1998, and were preferentially allocated to maintaining production levels and improving productivity. Expenditures on exploration activities, including exploration software and services, declined more than the overall average capital expenditure decline. The extent of this differential capital expenditure in favor of production over exploration is difficult to quantify, but can be illustrated by comparing worldwide seismic activity and worldwide rig counts. Analyst reports assess the Exploration and Production software and data management market for 1998 at $1.2 billion, and the seismic data processing market at about $1 billion. The Company's investigations suggest that in 1999 the actual amounts of expenditures were in the range of $650 million and $600 million, declines of 45% and 40% respectively.

Even within the industry software expenditures were preferentially allocated to reservoir management and production-related software, again reflecting the industry's priorities on production over exploration. Where investment was made in exploration software, this was for high-end data analysis solutions, such as depth inversion and seismic reflection signal strength inversion analysis, and advanced subsurface structure visualization and model building tools.

INDUSTRY TRENDS AND THEIR SIGNIFICANCE FOR FUTURE MARKET DEVELOPMENT

The downward trend in the software market was fueled by a number of factors in addition to the overall lower capital budgets:

            The creation of the new "super-majors" alongside Shell (BPAmoco, ExxonMobil, TotalFina) resulted in suspension of investment expenditures until the results of the consequent reorganizations and the assignment of management and profit responsibilities became clear.

            The low oil prices in 1998 and the first half of 1999, and thus the declines in cash flows and profits, caused significant downsizing of geosciences and other staffs, with a consequent lowering in the overall number of software licenses needed by the major industry players. The decline in staff resulted, in the latter half of 1999 in increasing demand for out-sourcing of complex seismic data analysis projects.

            Looking forward, the decline in the software market due, in part, to the severe lack of oil professionals coupled with an increasing demand for geophysical services appears to be indicative of the future trend in the oil and gas services industry, to which the Company is responding.

By the end of 1999, the disruptions from the industry consolidations appeared, effectively, to be over. However the impact of staff downsizing remains evident, and expert opinion is that this will have a long-term impact on the way the major companies will be organizing their remaining staff. This, in turn, will have consequences on the need to increase and widen the tasks assigned to outsourcing contractors, and should lead to demands for wider and deeper functionality and "expert systems" built into software used by the industry.

Within the seismic data processing market, the trend that emerged was to re-analyze archive and library data, not with traditional time-based methods, but with the intent to extract more information and knowledge from the archive using the high-end seismic data analysis, i.e. depth inversion and seismic reflection signal strength inversion analysis methods. The concomitant trend was the increase in outsourcing of this high-end data analysis, and, therefore, the overall growth in market demand for depth and seismic reflection signal strength inversion analysis services.

While these general trends have been observed, it should be noted that they are evident to differing extents within the major sub-sectors of the Company's markets, i.e., the super-majors, the majors, the independent oil producers, the national oil companies, and the oil field services sector active in seismic data processing and reservoir management services. For example, trends to outsourcing are currently stronger within the independents, and less evident among the super-majors and majors. The downsizing of staff and the consequent changes in workflows and the manner in which software will be used is most evident among the super-majors, majors and the large independents.

While the results of operations in 1999 have been negatively impacted by the lower activity levels in the oil and gas industry, we believe the long-term fundamentals of the oil and gas industry remain sound. Steadily rising population and greater industrialization efforts should continue to propel worldwide economic expansion, especially in developing nations. These factors should cause increasing demand for oil and gas to produce refined products, petrochemicals, fertilizers and power.

During the first half of 2000 there has been a continuing rise in international oil prices, well above the "consensus level" of sustainable price level. There is also a parallel expectation of significant increases in natural gas prices.

These trends in commodity prices have also raised expectations of increases in capital expenditures by the production companies. However these expectations may well not be fully applicable to the purchase of software because of the decrease in the number of geoscience personnel using advanced software, and the levels of investment made in past years for basic software platforms for seismic data processing and interpretation.

Therefore, looking forward, industry spending on exploration and production related software could well focus on special applications, add-ons, and software for areas of the workflow not previously well served, rather than significant levels of additional sales of basic-suite licenses. The levels of professional staff available for such analysis could further impact on the demand, translating into outsourcing for services based on the new software, rather than significant purchases of software licenses, with the majority of the use of software within the production companies focusing on quality assurance and the end-decision rather than the analysis work-flow.

RESULTS OF OPERATIONS - 1999 COMPARED TO 1998 AND 1997

CHANGE IN FORMAT OF FINANCIAL STATEMENTS

The Company reviewed its accounts reporting format and best practices of comparable companies with the objective of finding a format that would provide more transparency and better reflect our actual business and earnings drivers, and take into account the expected trends in our industry and market. The survey of comparable companies showed that best practices, adopted by the Company for 1999 reporting, and going forward, had the following common characteristics:

      1. Operating Income, rather than Gross Margin, as the primary indicator of a company's financial health. This is especially relevant for companies such as Paradigm with high fixed and low variable costs, and where the fixed costs are mostly for Research and Development and the Marketing infrastructure.

      2. Clear separation of Depreciation and Amortization from the Operating Expenses line items.

      3. Treatment of Goodwill charges as being outside of Operating Expenses (and the need to take into account that in some jurisdictions Goodwill charges are not a taxable expense).

      4. Disclosure of Earnings per share measures with and without Goodwill charges. Paradigm will adopt this accounting disclosure principle following its approval by one of the authoritative bodies designated to establish accounting principles.

ACQUISITIONS
PTM - MARCH 1999

On March 31, 1999 the Company acquired the assets of the Petroleum Technologies Division of Mincom, or PTM, a privately held Australian company. The primary product asset is GeoLog(TM), a well-log and petrophysics analysis program.

The Company took over a staff of over 40 located in Brisbane, Houston, London, Aberdeen and Calgary, which included management, research and development, sales, customer support and administrative personnel. The PTM staff in Houston, London and Calgary were integrated into the Company's offices in those locations. The Company expanded its operations in Aberdeen through the PTM office, and maintained the Brisbane operation as a research and development center, transferring sales and support operations to the Company's offices in Perth. Integration of the staff and sales and support operations and research and development was completed by year-end.

While the GeoLog sells as a stand-alone product for well logging, the Company is also integrating it into the ERGOS product suite, to provide integration of geological data with seismic data for prospect interpretation. GeoLog will also be integrated into the Company's new reservoir management product suite - POROS.

COGNISEIS - OCTOBER 1997

The Company's acquisition of all of the outstanding stock of CogniSeis Development Inc. in October 1997 permitted the Company to move from a supplier of specialized depth-imaging products to integrated product suites that provide a complete range of solutions in the time and depth domains for processing, inversion and interpretation of seismic and non-seismic data. The integration of CogniSeis and Paradigm products into coherent product suites was introduced to the market in September 1998, transforming Paradigm into a total solution provider of seismic and related data for oil and natural gas exploration.

The Company's acquisition of PTM in March 1999 and CogniSeis in October 1997 had a positive impact on year end 1999 and 1998 results. The 1999 results of operations described in the Management's Discussion and Analysis of Financial Condition and Results of Operations include the twelve months of operations of Paradigm consolidated with nine months of post-acquisition operations (April through December) of PTM.

The 1997 results of operations described in the Management's Discussion and Analysis of Financial Condition and Results of Operations include the twelve months of operations of Paradigm consolidated with only three months of post-acquisition operations (October through December) of CogniSeis. The contribution of

PTM and CogniSeis products and operations, as well as successful integration of the Company's activities, cannot be adequately portrayed in a typical year-by-year discussion. As a consequence, the financial results described in this Management's Discussion and Analysis of Financial Condition and Results of Operations for these periods are not directly comparable. Note 1 of the audited Financial Statements includes pro-forma unaudited combined results of operations of Paradigm and CogniSeis for the year ended December 31, 1997 as if the CogniSeis acquisition had been completed on January 1, 1997 and pro-forma unaudited combined results of operations of Paradigm and PTM for the years ended December 31, 1998 and 1999 as if the PTM acquisition had been completed on January 1, 1998. Where it is considered relevant to understanding the results of operations reference has been made to the consolidated pro forma results.

REVENUES

The Company's revenues are derived mainly from the sale of software licenses and related maintenance and support contracts (product sales) and from providing geoscience processing and consultancy services. In choosing to market both products and geoscience services, Paradigm's management has chosen to diversify revenue sources to try to minimize risk in seasonal and regional downturns. Maintenance and support revenues also provide a predictable revenue stream.

The increase in total revenues by 20% over 1998, despite the overall weakness of the market during 1999, can be accounted for by a number of factors.

Product revenues increased by 13% over 1998, and services revenues increased by 58%. There was a material change in 1999 over 1998 in the relative proportion of revenue derived from services (at 21% of total revenue in 1999 vs. 16% in 1998). This increase was due both to the absolute growth in service revenues, and the relatively slower growth in product revenues in 1999. By comparison, total revenues in 1998 were 82% higher than in 1997 (21% higher on a pro-forma comparison) with product revenues representing 80% of total revenues.

Looking forward to 2000, the Company expects the pace of growth for products to improve, while the growth in services will also continue but not at the same high pace of 1999. The Company therefore expects that for 2000 the relative contribution of product revenues to total revenues will return back to a level between the 1999 and 1998 levels of 79% and 84%, respectively.

For the longer term, the Company expects services and related revenues to form a higher proportion of total revenues in line with the trend in the industry.

PRODUCTS

This revenue category includes the sale of perpetual licenses for software usage, and the annual maintenance and support charges for this software and the occasional sale of hardware. In 1999, this category included a major contract for a turnkey data processing project including the delivery and integration of Paradigm's and third party software and training services for the operating staff. See note 2j(1) of the Consolidated Financial Statements for details of the Company's accounting policy on revenue recognition of products.

The major difference between the composition of 1999 versus 1998 revenues was the turnkey project. This contract is valued at over $10 million, of which about $6 million was recognized as product revenue, in 1999.

As noted previously, in March 1999, the Company acquired PTM. PTM's primary product GeoLog, provided a significant addition to the Company's product offerings and contributed about $5 million of the product revenue during the latter three quarters of the fiscal year.

The positive impact of these two new revenues sources, materially different from 1998, offset a decline in revenues for the Company's other products, for a net increase in total product sales of 13% over 1998. On a pro-forma basis product revenue growth was 2% over pro-forma 1998.

By comparison, product sales in 1998 were 90% higher than in 1997 (16% higher on a pro-forma comparison).
The sales proportion of the three product suites was Echos and Ergos 40% each and Poros 20%. In 1998 Echos and Ergos sales were equal as Poros had not yet been introduced. This is a further reflection of management's decision to emphasize the expansion of our installed base for interpretation products and to include analysis and integration of non-seismic data relevant to the characterization, management and simulation of oil and gas reservoirs.

SERVICES

The services revenue category includes seismic data analysis, processing and consultancy services. The Company operates ten service centers worldwide. See note 2j(2) of the Consolidated Financial Statements for details of the Company's accounting policy on revenue recognition of products.

Revenues from services increased by 58% over 1998, which was 49% higher than 1997. In 1999 there was a significant increase in outsourcing demand for high-end seismic data processing services, primarily in the US and Russian markets. However, this increase was offset by weakness throughout the year in the North Sea and Far East markets. The high-end services market is also now becoming characterized by price pressures, a trend that the Company expects will continue as high-end processing becomes more widely demanded by the industry and the number of suppliers increases. On a pro-forma basis, service revenue growth was 48% higher than pro-forma 1998.

To meet the increase in demand for high-end seismic data processing services and to provide for faster turn-around time for large surveys, particularly in the Gulf of Mexico, the Company continued its investment in computer hardware, increasing computer capacity and expanding the Company's geoscience services business worldwide.

OPERATING COSTS

COST OF  PRODUCTS

Cost of products is comprised of software production and distribution costs, personnel costs associated with providing maintenance and support, hardware costs for turnkey solutions and the maintenance of production equipment.

The material change in the components of cost of revenue for products in 1999 over 1998 was the hardware component in the turnkey project. Of the $6 million recognized in revenues for this project, $3.6 million was cost of hardware provided. Hardware costs accounts for the decline in product gross margins in 1999 when compared to 1998. Gross margin on product sales in 1999 was 71%, compared to 78% in 1998 and 75% in 1997.
The Company expects that cost of products and gross margins for product sales will return to 1998 levels, in the absence of any additional turnkey projects.

COST OF  SERVICES

Cost of services is comprised of personnel costs associated with providing services, cost of materials and the maintenance of equipment.

With the downturn in the service markets in the North Sea and the Far East, Company computer capacity was under utilized during 1999, unfavorably impacting on gross margins for services. This was offset by the full capacity utilization of the US and Russian service centers and the cost-efficiencies realized with the installation of the "super-computer" in Houston. Gross margin on services in 1999 was 50%, compared to 57% in 1998 and 62% in 1997.

As high-end services become more widely available, the Company expects that there will be price competition for services. We therefore do not expect that the historic high gross margins, in excess of 50%, which were characteristic of the 1997 and 1998 market, will be sustainable at these levels into the future. In addition new services products, such as seismic reflection signal strength inversion and interpretation, will have a higher proportion of staff-cost in relation to computer CPU time, also contributing to possible future lower margins in services.

RESEARCH AND DEVELOPMENT, NET.

Research and development expenses consist primarily of salaries and other related expenses and the cost of facilities. See note 2h of the Consolidated Financial Statements for details of the Company's accounting policy on software development costs.

The Company invested in research and development at the rate of 17% of annual revenues in both 1999 and 1998, and 19% in 1997. Research and development expenses in 1999 were 21% higher than 1998, in absolute dollar terms.

Research and development is managed out of the Tel-Aviv office, and carried out at four centers, Tel Aviv, Houston, Moscow and Brisbane. These centers are expertise-specialized rather than product-specialized. The Tel Aviv office performs the integration and commercialization function for each product release.

The material changes in research and development in 1999 over 1998, were the establishment and expansion of the research and development group in Moscow and, following the acquisition of PTM, the integration of the Australian-based PTM research and development group into the worldwide research and development group. The Company also made the decision to develop new reservoir simulation products based on next generation technology. Looking to the future the Company expects to continue this global approach to new product development, capitalizing on the specialized expertise characteristic of each location. The Company sees this global optimization of its research and development efforts as an intrinsic strength and is expending management efforts to further integrate and manage this global product development system. In the future additional research and development centers may be established continuing the policy of expertise-specific, rather that product-specific, centers.

The Company expects to maintain its current level of research and development expenditure in 2000.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses consist primarily of salaries, commissions on sales, advertising, trade shows, outside professional fees, cost of facilities and other related expenses. In 1999, selling, general and administrative expenses also included a one-time bad debt write-off totaling $
1.2 million which was associated with long overdue receivables.

Selling, general and administrative expenses in 1999 were 38% of annual revenues, compared to 35% in 1998 and 39% in 1997. In absolute dollar terms selling general and administrative expenses were 30% higher in 1999 than in 1998, 17% on a pro-forma basis. In 1999, the Company continued strengthening its sales and marketing efforts worldwide, in particular the addition of senior staff in all our major offices and the more general expansion in Russia and Latin America, and the integration of the sales infrastructure as a result of the PTM acquisition. This expansion was undertaken in anticipation of the expected turn-around of the market in 2000 and beyond, and reflected management's view of the lead-time needed to establish the sales and support infrastructure.

DEPRECIATION

The depreciation expense consists of the depreciation of capital equipment. See note 2f of the Consolidated Financial Statements for details of the Company's accounting policy on depreciation.

The depreciation expense in 1999 was $3,865,000 which was 68% higher than in 1998 at $ 2,298,000. Depreciation expense in 1998, was 14% higher than in 1997. The main reason for the increase in 1999 was depreciation on the Company's investment in computing capacity and equipment for the services department which totaled $3.44 million in 1999.

AMORTIZATION

The amortization expense consists of amortization of acquired developed technology and capitalized research and development costs, and amortization of goodwill. See note 2g of the Consolidated Financial Statements for details of the Company's accounting policy on amortization of acquired developed technology and goodwill, and note 2h for details of the Company's accounting policy on amortization of capitalized research and development costs.

The amortization expense in 1999 was $3,064,000. This was 31% higher than in 1998 at $ 2,347,000. The amortization expense in 1998, was 98% higher than in 1997. The increase in amortization in 1998 when compared to 1997 was primarily due to the addition of acquired developed technology attributable to the CogniSeis acquisition. 1998 was the first full year of amortization of this acquired developed technology.

The increase in amortization in 1999 was primarily due to the addition of goodwill and acquired developed technology attributable to the PTM acquisition offset by the effect of the impairment loss in relation to developed technology following the PTM acquisition (see note 2g of the Consolidated Financial Statements).

In the future, if the Company is successful in acquiring complementary businesses, accounted for as purchases, further increases in the amortization expense can be expected due to the addition of acquired technology and goodwill attributable to such acquisitions.

NON RECURRING EXPENSES

In 1999, the Company recorded non recurring expenses totaling $2,705,000. This amount included $763,000 related to lease termination costs from the elimination of duplicate facilities, $1,595,000 related to impairment costs of developed technology, developed or acquired prior to the PTM acquisition, and $347,000 associated with personnel reductions.

In 1997, the Company recorded non recurring expenses totaling $10,676,000 resulting from or associated with the CogniSeis acquisition.

FINANCIAL EXPENSES, NET

Financial expenses for 1999 was $484,000, a decrease of $177,000 as compared to 1998. The decrease in 1999 was primarily attributable to a reduced overall level of borrowings in 1999, as explained in the following paragraph, together with lower interest rates and reduced commissions.

In the first half of 1998, the Company incurred substantial finance expenses in connection with the bridge financing facility, totaling $12 million, for the acquisition of CogniSeis. The bridge loan was repaid from the proceeds of the Company's initial public offering early in the third quarter of 1998. Commencing in the fourth quarter of 1998 and continuing in 1999, the Company drew down on its bank financing facilities.

LIQUIDITY, CAPITAL RESOURCES AND FINANCING

The Company has historically financed its operations and capital requirements through equity funding, bridge funding and bank credit facilities.

At the end of 1999, cash and cash equivalents were $5,457,000 compared to $3,463,000 at the end of 1998. At the end of 1999 short term bank debt, including current maturities of long term loans stood at $4,639,000 and long term bank loans at $3,923,000 compared to $2,228,000 and $39,000 respectively, at the end of 1998. Total lease obligations at the end of 1999 were $1,935,000 compared to $959,000 at the end of 1998.

At the end of March 2000, cash and cash equivalents were $5,239,000, short term bank debt, including current maturities of long term loans, stood at $ 5,111,000, long term bank loans at $3,114,000 and total lease obligations at $1,742,000.

In 1999, the Company increased its bank credit facilities for short-term and long-term borrowings to a total of $18 million, of which $ 8.6 million had been utilized at the end of 1999 and $8.2 million at the end of March 2000. The interest rate on these borrowings is the London Inter Bank Offer Rate ("LIBOR") plus 1.0%. As security for the credit facilities the Company has registered a floating charge on all its assets in favor of the banks.

CASH FROM OR USED IN OPERATING ACTIVITIES

Cash used in operating activities totaled $1,089,000 in 1999 compared with $1,773,000 in 1998 and cash from operating activities of $1,633,000 in 1997.

At December 31, 1999, the Company had working capital of $15,346,000 (of which $5,457,000 was in cash and cash equivalents) compared to working capital of $9,154,000 (of which $3,463,000 was in cash and cash equivalents) at December 31, 1998, an increase of $6,192,000 or 68%. Current assets increased by 49% in 1999 whilst current liabilities increased by only 38%. This is reflected by a 53% increase in trade receivables and accrued income and a 25% increase in trade and other payables and deferred revenues.

In the first quarter of 2000, cash from operations totaled $2.6 million, primarily resulting from a significant improvement in receivables collections.

CASH USED IN INVESTING ACTIVITIES

Cash used in investing activities in 1999 totaled $15,401,000 compared to $4,516,000 in 1998 and $11,594,000 in 1997. In 1999, the Company continued its investment in computer hardware, to expand the Company's geoscience services business, and in office facility improvements.

In March 1999, Paradigm acquired PTM for a total investment of $ 8.4 million and in June 1999, Paradigm acquired PlaNET, an integrated suite of software for reservoir modeling and oil and gas field network planning for approximately $1.2 million.

The Company intends to continue to seek opportunities to expand its product line and geoscience services business. Accordingly, future investing activities may include acquiring complementary businesses that add key technologies or market presence and enhance existing products and services.

CASH FROM FINANCING ACTIVITIES

Cash from financing activities totaled $19,068,000 in 1999, compared with $1,674,000 in 1998 and $11,077,000 in 1997. In April and May 1999, the Company
raised $12,973,000, net, from the sale and issuance of Ordinary Shares in three private placements and from the exercise of warrants.

During 1999, the Company increased its long term and short term bank debt by $6.3 million.

The Company's initial public offering in June 1998 raised $21,160,000. Of this amount, $12,000,000 was used to repay the bridge loans incurred in connection with the CogniSeis acquisition and $8,457,000 was used to complete the payment for the acquisition of CogniSeis.

Surplus funds are deposited in short term interest bearing bank deposits.

CAPITAL COMMITMENTS

As of May 31, 2000, the Company had no material capital expenditure commitments. However, the planned capital expenditure budget for 2000, for ongoing equipment replacement and intrinsic growth needs, is estimated at about $7 million, of which $2.5 million has been expended to date. Where appropriate, the Company has availed, and will in the future consider availing itself of equipment leasing facilities for the acquisition of fixed assets.

FUTURE FINANCING REQUIREMENTS

The Company's ability to maintain and grow its operating income and cash flow is dependent upon continued capital spending.

Looking forward, the Company considers that its cash flow from operations and its unutilized bank credit facilities are adequate for any immediate financing requirements arising from normal operations, working capital and capital expenditures. However, a more ambitious expansion program and acquisitions may have to be financed from sources external to the Company, either as additional leverage on the balance sheet or through the issue of equity.

IMPACT OF INFLATION AND CURRENCY FLUCTUATIONS

The inflation rate in Israel in 1999 was 1.3%, compared to 8.6% in 1998 and 7% in 1997. The inflation rate between January and April 2000 is negative at -1%. The impact of inflation on the Company's results of operations is insignificant.

Most of the Company's sales and a substantial portion of its costs (65%) are denominated in United States dollars. Since the US dollar is the primary currency in the economic environment in which the Company operates the dollar is its functional currency. Since the beginning of 1999, the Company has entered into short-term hedging where foreign currency exposure was anticipated (See Item 9A- Quantitative and Qualitative Disclosure about Market
Risk). In the future, the Company may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in exchange rates; however, no assurance can be given that such measures will adequately protect the Company from material adverse effects arising from exchange rate fluctuation.

YEAR 2000

The Company did not experience any significant disruptions in its operations during the transition into the Year 2000. The Company completed necessary assessments, modifications or replacement and testing of systems critical for the delivery of products and services and believes that it met its Year 2000 readiness objectives. The company also prepared a contingency plan to mitigate potential adverse effects which might have arisen from non-compliant systems or third parties who had not adequately addressed the Year 2000 issue. Because of these preparations, there were no significant disruptions in operations. While the Company did not experience any significant Year 2000 disruptions during the transition into the Year 2000, it will continue to monitor operations and systems and address any date-related problems that may arise as the year progresses.

ITEM 9A - QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Market risks relating to the Company's operations may result from changes in interest rates, foreign currency exchange rates and weak economic conditions in foreign markets. In general, the Company does not invest in foreign currency or engage in foreign currency hedging, interest-risk hedging or other risk-related tradable financial instruments, and the Company has not held derivative financial instruments. Since the beginning of 1999, the Company has entered into short-term hedging where foreign currency exposure was anticipated.

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

The Company does have foreign currency exposure with respect to the local currencies in each of its office locations as local expenses are incurred in local currency. The Company has judged this exposure not to be material because most of the Company's revenues are in US dollars. Only a future weakening of the US dollar against UK sterling, the Canadian or the Australian dollars would change this risk profile. The Company, because 15% of its expenses are in New Israeli Shekels, does have an ongoing exposure to the risk of exchange rate changes between the shekel and the US dollar, and therefore the company covers it's exposure by forward Shekel/US Dollar transactions. See Management's Discussion and Analysis of Financial Condition and Results of Operations-Impact of Inflation and Currency Fluctuations.

Under these circumstances, there has been no material foreign currency exposure and the over-all effect of foreign currency exchange rate fluctuations on the Company in 1999 was not material.

INTEREST RATE RISK:

The Company's interest expenses are sensitive to changes in the London InterBank offered rate (LIBOR), since all of its short and medium term borrowings bear a LIBOR-based interest rate. Excess liquidity is invested in short term investments which bear minimal interest rate risk.

As of December 31,1999, short term bank debt, including current maturities of long term loans was $ 4.6 million and medium term bank loans were $3.9 million. At the end of March 2000, short term bank debt, including current maturities of long term loans was $5.1 million and medium term bank loans were $3.1 million The Company has concluded that this risk is not material and has not availed itself of financial instruments to hedge this risk. Under these circumstances no quantitative tabular disclosures are required.

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

As at May 31, 2000, the Company's executive officers and directors were as follows:

NAME:                      AGE:      POSITION:
----                       ---       --------
Eldad Weiss(2)             44        Chairman, Chief Executive Officer, Director
Yehezkel Marueli           46          President, Chief Operating Officer
Brian W. Berman            54        Chief Financial Officer
Mordechai Abir             70        Director
Elie Barr (1)              53        Director
Jacob Dunietz (2)          44        Director
Michael Geiger (2)         62        Director
Erel Margalit (1)          37        Director
Amos Nur                   62        Director
Jay Seid (1)               39        Director
Jonathan Keller            48        Corporate Secretary

(1)    Member of the Audit Committee
(2)    Member of the Compensation Committee


ELDAD WEISS has served as Chief Executive Officer and a director of the Company since the commencement of its operations in 1988 and as Chairman since July 1999. From July 1992 to July 1993, Mr. Weiss served as the Vice President of Grant-Tensor Geophysical Corporation, a Houston based geophysical services Company, where he was Senior Vice President in charge of the computer aided exploration division. From June 1985 until February 1988, Mr. Weiss was employed in the research and development department of Scitex Corporation Ltd. ("Scitex"). Mr. Weiss holds a Bachelors and a Masters Degree in Electrical Engineering from Tel Aviv University.

YEHEZKEL MARUELI has served as the Company's Chief Operating Officer since April 1997 and as President since January 2000. From November 1995 until December 1996, Mr. Marueli served as the Vice President of Business Operations at Scitex Europe S.A., and from January 1991 until November 1995, he served as Scitex's Vice President of Corporate Logistics. Mr. Marueli holds a Bachelor of Arts in Economics, with honors, from Tel Aviv University.

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

MORDECHAI ABIR has served as a Director since August 1999 Since May 2000, Dr. Abir is Director of Research, Energy and International Politics at Hoenig & Co. International. From September 1995 until April 2000, Dr. Abir was Senior Strategist in the field of energy and international relations at Schroder & Co. Inc., having been a consultant to Schroder & Co. Inc. since 1991. From October 1988 until September 1995 Dr. Abir was a Professor of MidEastern & African Studies at the Hebrew University in Jerusalem and has been a Professor Emeritus since 1995. Dr. Abir is a consultant and guest lecturer in the fields of International and Middle East affairs, the oil economy and oil politics at academic institutions and government and non-government organizations in the United States, Europe, Israel and Japan, including, the Woodrow Wilson and Brookings Institution in Washington D.C., the U.S. Congress, the NATO Defense College in Rome and several East European Institutions of Political Science. Professor Dr. Abir holds a Bachelor of Arts Degree (with Honors) in MidEastern Islamic Studies and International relations and a M.A (with Honors) in MidEastern Islamic Studies and Middle East Economics, from the Hebrew University, Jerusalem and a Ph.D. from the University of London School of Oriental and African Studies.

ELIE BARR has served as a Director since June 1996. Mr. Barr has been a Managing Partner of Mofet Israel Technology Fund since 1996. Prior to that, Mr. Barr was a consultant to high-tech companies and certain governmental entities. From 1992 to 1995, Mr. Barr was an Executive Vice President of Teledata Communications Ltd., a telecommunications Company. Mr. Barr has a B.A. in Economics and Political Sciences from Tel Aviv University and a B.A. in Philosophy from Bar-Ilan University.

JACOB DUNIETZ has served as a Director since July 1993 and served as Chairman of the Board of Directors of the Company from July 1993 until July 1999. Mr. Dunietz is Chief Executive Officer and a Director of Magic Software Enterprises Ltd., an Israeli software Company whose securities are publicly-traded on the Nasdaq National Market. Mr. Dunietz is a member of the Board of Directors of BVR Technologies Ltd., a holding company, whose securities are publicly traded on the Nasdaq National Market, and of Dunietz Brothers Ltd., a construction and real estate Company, whose securities are publicly traded on the Tel Aviv Stock Exchange, and he also serves as a member of the Board of Directors of all of its subsidiaries. Until December 1999, Mr. Dunietz was Chief Executive Officer and a Director of Mashov Computers Ltd., a publicly-traded holding Company, which is quoted on the Tel Aviv Stock Exchange. Mr. Dunietz holds a B.S. (with Honors) in Computer Science from The Technion - Israel Institute of Technology.

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

EREL MARGALIT has served as a Director since May 1995. Mr. Margalit is the General Partner of each of two venture capital funds, Jerusalem Pacific Ventures
(1994) L.P. and Jerusalem Venture Partners (1997) L.P., which he founded, targeted at early stage communications and software and e-commerce companies in Israel. Mr. Margalit also serves on the Boards of Directors of several privately-held companies. From 1990 to 1993, Mr. Margalit was Director of Business Development for the City of Jerusalem. Mr. Margalit has a B.A. in Philosophy and an M.B.A. from the Hebrew University of Jerusalem, and a M.Phil. from Columbia University in New York.

AMOS NUR has served as a Director since October 1998. Professor Nur is Professor of Earth Sciences at Stanford University. Professor Nur joined the faculty of Stanford University in 1970, and has served as a Professor of Geophysics at Stanford since 1979, and Chairman of the University's Department of Geophysics between 1985 and 1991, and again since 1997. He was appointed to the Wayne Loel chair of Earth Sciences in 1988. He is a director of the Stanford Rock Physics project which he founded in 1977. In 1997 he was a distinguished lecturer of the Society of Exploration Geophysicists and in 1988 he was a distinguished lecturer for the American Association of Petroleum Geologists. Professor Nur holds a Bachelor of Science Degree in geology from the Hebrew University, Jerusalem and a Ph.D. in geophysics from M.I.T.

JAY SEID has served as a Director since April 1999. Mr. Seid is a Managing Director of Bachow & Associates Inc. Prior to joining Bachow & Associates Inc. in December 1992, Mr. Seid was President of Judicate, Inc., a publicly traded nationwide provider of alternative dispute resolution (mediation and arbitration) services. Previously, he was an attorney specializing in mergers and acquisitions at Wolf, Block, Schorr and Solis-Cohen in Philadelphia. Mr. Seid is a member of the Board of Directors of OutSource International. Inc,, Vista Information Solutions, Inc. and Berger Holdings, Ltd. Mr. Seid also serves on the Boards of Directors of several privately-held companies. Mr. Seid holds a B.A., Summa Cum Laude, from Rutgers University and a J.D., with honors, from New York University School of Law.

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

Pursuant to the agreement between the Company and Shamrock Holdings Inc., the Company undertook that as long as Shamrock holds more than three and a half percent (3.5%) of the issued and outstanding shares of the Company, the Company will recommend to the shareholders of the Company prior to any general meeting of shareholders of the Company, at which directors may be proposed to be elected, to elect a representative of Shamrock to the Board of Directors of the Company and will take all lawful actions to solicit such election.

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

EXTERNAL AND INDEPENDENT DIRECTORS

Under the new Israeli Companies Law which came into effect on February 1, 2000, Israeli companies whose shares have been offered to the public in or outside of Israel are required to appoint two people to serve as external directors on the board of directors of a company. The Companies Law provides that a person may not be appointed as an external director if the person or the person's relative, partner, employer or any entity controlled by that person has at the date of appointment, or has had at any time during the two years preceding that date, any affiliation with the company, any entity controlling the company or any entity controlled by the company or by this controlling entity. The term "affiliation" includes:


       -      an employment relationship;

       - business or professional relationship maintained on a regular basis;

       -      control; or

       -      service as an officer.

No person can serve as an external director if the person's position or other business creates, or may create, conflict of interests with the person's responsibilities as an external director or if such position or other business may impair such director's ability to serve as an external director. No person who is a director in one company can serve as an external director in another company, if at that time a director of the other company serves as an external director in the first company. The Companies Law further provides that when, at the time of appointment of an external director, all members of the board of directors of the company are of one gender, then the external director appointed shall be of the other gender.

External directors are appointed by a majority vote at a shareholders' meeting, provided that either: (1) the majority of shares voted at the meeting, including at least one third of the shares of non-controlling shareholders voted at the meeting, vote in favor of appointment of the director or (2) the total number of shares of non-controlling shareholders voted against the election of the director does not exceed one percent of the aggregate voting rights in the company. The initial term of an external director will be three years and may be extended for an additional three-year period. Each committee of a company's board of directors will be required to include at least one external director and all external directors must be members of the company's audit committee. Regulations promulgated under the Companies Law provide that the applicability of the Companies Law with respect to the nomination by an Israeli company whose shares are publicly traded outside Israel only shall commence on August 1, 2000. At such time, the Company shall be required to appoint two external directors. These regulations also provide that, with respect to a company whose shares are publicly traded outside Israel only, the external directors do not have to be residents of Israel. None of the existing directors will qualify as external directors under the Companies Law and the Company is currently engaged in selecting suitable candidates for the position of external directors.

In addition, we are obligated under the requirements for quotation on the Nasdaq National Market to have at least two independent directors on our board of directors, who also may serve as external directors under the Companies Law, and to establish an audit committee, at least a majority of whose members are independent of management. The audit committee should adopt a formal written audit committee charter to be reviewed annually.

An external director is entitled to consideration and to the refund of expenses, only as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other consideration, directly or indirectly, in connection with service provided as an external director. Nevertheless, the grant of an exemption from liability for breach of fiduciary duty or duty of care, an undertaking to indemnify, indemnification or insurance under the provisions of the Companies Law shall not be deemed as consideration. Under the Companies Law, an external director cannot be dismissed from the office unless:

       - the board of directors determines that the external director no longer meets the requirements for holding such office, as set forth in the Companies Law or that the director is in breach of his or her fiduciary duties to the company and the shareholders of the company vote (by the same majority required for the appointment) to remove the external director after the external director has been given the opportunity to present his or her position;

       - an Israeli court determines, upon a request of a director or a shareholder, that the director no longer meets the requirements for holding such office as set forth in the Companies Law or that the director is in breach of his or her fiduciary duties to the company; or

       - the court determines, upon a request of the company or a director, shareholder or creditor of the company, that the external director is unable to fulfill his or her duty or has been convicted of certain crimes as specified in the Companies Law.

DUTY OF CARE AND FIDUCIARY AND LOYALTY DUTIES

The Companies Law codifies the duty of care and fiduciary and duties of loyalty that an officer owes to a company. The term officer includes any director, managing director, general manager, chief executive officer, executive vice president, vice president, other managers who are directly subject to the general manager and any other person fulfilling or assuming any of these positions or responsibilities without regard to such person's title. The fiduciary and loyalty duties of an officer include:

       - avoiding any conflict of interest between the officer's position with the company and his personal affairs;

       -      avoiding any competition with the company;

       - avoiding exploiting any of the company's business opportunities in order to receive personal advantage for himself or others; and

       - revealing to the company any information or documents relating to the company's affairs which the officer has received due to his position as an officer of the company.

In addition, the Companies Law requires disclosure by an officer to the company in the event that an office holder is aware of a ""personal interest" in any transaction or proposed transaction of the company (including, generally, a personal interest of certain relatives in an extraordinary transaction of the company).

AUDIT COMMITTEE, INTERNAL AUDITOR AND CERTIFIED PUBLIC ACCOUNTANT

The Companies Law provides that public companies must appoint an Audit Committee of the Board of Directors. The number of members of the Audit Committee shall not be fewer than three and it shall include all of the external directors. The chairman of the Board of Directors, any director who is employed by the company or gives services to the company, on a regular basis, a controlling shareholder or his relative cannot be a member of the Audit Committee. These directors are not external directors under the Companies Law. The Board of Directors must also appoint an internal auditor in accordance with the recommendations of the Audit Committee. The role of the internal auditor is to examine, among other matters, whether the company's actions comply with the law, integrity and orderly business procedure. The internal auditor may be an employee of the company but not a person holding 5% or more of a company's capital, a person who has the power to appoint one or more directors or the general manager, an officer, or a relative of the foregoing or the company's certified public accountant or its representative. The Company has appointed an internal auditor. In addition, under the Companies Law, all companies must appoint a certified public accountant to audit the company's financial statements and report any material improprieties that he may discover to the chairman of the Board of Directors.

APPROVAL OF SPECIAL TRANSACTIONS UNDER ISRAELI LAW

Under the Companies Law, the approval of the Board of Directors is required only for arrangements with respect to compensation of a company's chief executive officer. Arrangements regarding the compensation of directors also require Audit Committee and shareholder approval.

The Companies Law requires that an officer or a controlling shareholder in a public company, including an Israeli company that is publicly traded outside of Israel, promptly disclose to the audit committee, board of directors and, in certain circumstances, the shareholders, any personal interest that he may have and all related material information known to him, in connection with any existing or proposed transaction by the company (an officer and a controlling shareholder are under no such duty of disclosure when the personal interest stems only from the personal interest of a relative in a transaction that is not exceptional). In addition, if the transaction is an exceptional transaction, as defined in the Companies Law, the officer must also disclose any personal interest held by the officer's spouse, siblings, parents, grandparents, descendants, spouse's descendants and the spouse of any of the foregoing, or by a corporation in which the officer is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager. The disclosure must be made without delay and not later than the board of directors meeting as which the transaction is first discussed. For these purposes, the definition of a controlling shareholder under the Companies Law includes a shareholder that holds 25% or more of the voting rights in a company, unless another shareholder holds more than 50% of the voting rights (if two or more shareholders are interested parties in the same transaction their shareholdings shall be deemed cumulative).

Once the officer or controlling shareholder complies with these disclosure requirements, the company may approve the transaction in accordance with the provisions of the Companies Law and its articles of association. Generally, the approval of the majority of the disinterested members of the audit committee and the board of directors is required. If audit committee approval is required for a transaction with an interested party, an officer or a controlling shareholder, such approval may not be given unless, at the time the approval was granted two members of the audit committee were external directors and at least one of them was present at the meeting at which the audit committee decided to grant the approval. Shareholder approval may also be required if the transaction is an exceptional transaction. An exceptional transaction is a transaction other than in the ordinary course of business, otherwise than on market terms or that is likely to have a material impact on the company's profitability, assets or liabilities. In such event, the principal terms of such transaction must be disclosed in a notice to the shareholders which will include all substantive documents relating to the transaction. If the transaction is with an officer or with a third party in which the officer or the controlling shareholder has a personal interest, the approval must confirm that the transaction is not adverse to the company's interest. Shareholders must also approve all compensation paid to directors in whatever capacity, company's undertaking to indemnify a director or indemnification under a permit to indemnify and any transaction in which a majority of the board members have a personal interest. An officer with a personal interest in any matter may not be present at any audit committee or board of directors meeting where such matter is being approved, and may not vote thereon, unless the majority of the members of the audit committee or of the board of directors have a personal interest in such approval. Shareholders' approval for an exceptional transaction must include at least one third of the shareholders who have no personal interest in the transaction and are present at the meeting. However, the transaction can be approved by shareholders without this one-third approval if the total shareholdings of those who vote against the transaction do not represent more than one percent of the voting rights in the company, unless the Minister of Justice shall determine a different percentage.

DUTY OF SHAREHOLDERS

Under the Companies Law, in exercising their rights and in fulfilling their obligations to the company and the other shareholders, shareholders must act in good faith and in a customary manner and refrain from abusing their power when, among other things, voting at general or class meetings on any amendment of the articles of association, an increase of the company's registered (authorized) share capital, a merger or approval of certain acts and transactions which require shareholder approval. The laws governing breach of contract apply, with the necessary modifications, to breach of the above obligations. Furthermore, a shareholder who may control the company, a shareholder who knows that his vote will be decisive at a general or class meeting and a shareholder who has the power to appoint or prevent the appointment of an office holder or who has any other power with respect to the company, must act fairly towards the company. Any breach by any such shareholder of these obligations is treated in the same way as a breach by an office holder of his fiduciary duty, with the necessary modifications.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Companies Law permits a company to insure an officer in respect of liabilities incurred by him by reason of acts or omissions committed in his capacity as an officer with respect to: a breach of the officer's duty of care to the company or to another person, or a breach of the officer's fiduciary duty to the company, to the extent that he acted in good faith and had reasonable cause to believe that the act would not prejudice the company. Furthermore, the Companies Law provides that a company can indemnify an officer for monetary liabilities or obligations imposed upon him in favor of other persons pursuant to a court judgement, including a compromise judgement or an arbitrator's decision approved by a court, and reasonable litigation expenses, including attorney's fees, actually incurred by the officer or imposed upon him by a court, in an action, suit or proceedings brought against him by or on behalf of the company or by other persons, in connection with a criminal action from which he was acquitted or in connection with a criminal action which does not require proof of criminal intent in which he was convicted, in each case by reasons of acts or omissions of such person in his capacity as officer.

Furthermore, the Companies Law provides that the company's articles of association may provide for indemnification of an officer post-factum and may also provide that a company may undertake to indemnify an officer in advance, provided such undertaking is limited to types of occurrences which, in the opinion of the company's board of directors, are, at the time of the undertaking, foreseeable and, to an amount the board of directors has determined is reasonable in the circumstances.

The Company's articles of association allows it to insure and indemnify officers to the fullest extent permitted by law except that shareholders have not yet approved the indemnification of officers in advance and the required amendments to the articles of association. The Company carries Directors and Officers Insurance up to a limit of $10 million in aggregate. The Company intends to enter into indemnification agreements with each of it's officers and directors.

ANTI-TAKEOVER PROVISIONS; MERGERS AND ACQUISITIONS UNDER ISRAELI LAW

Pursuant to the Companies Law, if following any acquisition of shares of a public company or of a class of shares of a public company the acquiror will hold 90% or more of the company's shares or 90% of any class of the company's shares, respectively, then the acquiror must make a tender offer for all of the remaining shares or the particular class of shares of the company. In the event that 5% or more of the shareholders have not responded favorably to a tender offer, the offeror may not purchase more than 90% of that class of shares. This rule does not apply if the acquisition is made by way of a merger. Furthermore, the Companies Law provides that as long as a shareholder in a public company holds more than 90% of the company's shares or of a class of shares, such shareholder shall be precluded from purchasing any additional shares of that type.

The Companies Law further provides that if following the tender offer such acquiring shareholder holds more than 95% of the outstanding shares of any class, the holders of all the remaining shares will be obligated to transfer such shares to the acquiror at the tender offer price. This entails the possibility of additional delay and the imposition of further approval requirements at the court's discretion. The Companies Law requires that each company that is party to a merger approve the transaction by a vote of the Board of Directors and by a vote of the majority of its outstanding shares, generally excluding shares voted by the other party to the merger or any person holding at least 25% of the other party to the merger, at a shareholders' meeting called on at least 21 days prior notice. In addition, the Companies Law does not generally require court approval of a merger. Pursuant to the Companies Law the articles of association of companies such as Paradigm, which have been incorporated prior to February 1, 2000, are deemed to include a provision whereby the approval of a merger requires approval of the transaction by the majority of the shareholders present and voting on the proposed transaction who hold at least 75% of the shares present and voting at such meeting. Upon the request of a creditor to either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be completed unless at least 70 days have passed from the time that a proposal for approval of the merger has been filed with the Israeli Registrar of Companies and certain notification and information have been provided to debtors.

Notwithstanding the approval requirements set forth in the Companies Law, companies, such as Paradigm, which have been incorporated prior to the Companies Law coming into effect, must specifically amend their articles of association to provide for the shareholder voting requirements contained in the Companies Law.

The Companies Law also provides that an open market acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a holder of 25% of the voting rights in the company. This rule does not apply if there already is another holder of 25% of the voting rights in the company. Similarly, the Companies Law provides that an open market acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become the holder of 45% of the voting rights in the company. This rule does not apply if another party already holds more than 50% of the voting rights in the company. Regulations promulgated under the companies law provide that these tender offer requirements do not apply to companies whose shares are listed for trading on a stock exchange outside of Israel only if, according to the laws in the country in which its shares are traded there is either a limitation on the acquisition of a specified percentage of control in the Company or the acquisition of a specified percentage of control requires the purchaser to also make a tender offer to the public.

ITEM 11 - COMPENSATION OF OFFICERS AND DIRECTORS

The aggregate remuneration paid by the Company to all persons as a group (11 persons) who served in the capacity of director or officer in the year ended December 31, 1999, was approximately $ 662,000, which includes amounts paid to provide pension, retirement or similar benefits, but does not include expenses for automobiles made available to all of its officers, expenses reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel. In 1999, the Company set aside approximately $ 83,000, for the pension and severance fund benefits of its executive officers and directors.

The Company entered into an employment agreement with Mr. Eldad Weiss for an initial term of three years commencing in March 1997 which was automatically renewed after the expiration of the initial term and remains in force unless and until either party terminates the agreement, by giving the other party twelve months prior written notice, for any reason and without explanation. Pursuant to his employment agreement, Mr. Weiss receives an annual base salary and may, at the discretion of the Board of Directors, receive a bonus based on achieving targets set by the Board of Directors. Furthermore, Mr. Weiss has received options to purchase Ordinary Shares of the Company. Mr. Weiss's employment agreement also contains confidentiality and non-competition provisions.

The Company entered into an employment agreement with Mr. Brian Berman which is terminable upon 180 days prior written notice. Pursuant to his employment agreement, Mr. Berman receives an annual base salary and may, at the discretion of the Board of Directors, receive a bonus based on achieving targets set by the Board of Directors. Furthermore, Mr. Berman has received options to purchase Ordinary Shares of the Company. Mr. Berman's employment agreement provides for a one-time reimbursement of certain relocation costs and requires compliance with confidentiality and non-competition provisions.

The Company entered into an employment agreement with Mr. Hezi Marueli, which is terminable upon 180 days prior written notice. Pursuant to his employment agreement, Mr. Marueli receives an annual base salary and may, at the discretion of the Board of Directors, receive a bonus based on achieving targets set by the Board of Directors. Furthermore, Mr. Marueli has received options to purchase Ordinary Shares of the Company. Mr. Marueli's employment agreement requires compliance with confidentiality and non-competition provisions.

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

Under the May 1994 Plan and the 1994 General Plan, the Company has granted options to purchase a total of 226,184 and 60,176 Ordinary Shares, respectively. Both the May 1994 Plan and the 1994 General Plan are administered by either the Board of Directors or the Compensation Committee. The option exercise price under the May 1994 Plan for 114,678 Ordinary Shares is $2.50 per Ordinary Share, and for 111,506 Ordinary Shares is $4.00 per Ordinary Share. The option exercise price under the 1994 General Plan is $7.00 per Ordinary Share. Furthermore, under each of such Plans, the option exercise price is payable in cash, by check or by any other form of payment that is satisfactory to the Board of Directors or the Compensation Committee and the Company may provide loans to employees to assist them in purchasing shares upon exercise of the options. Under the May 1994 Plan, 226,184 options are vested and are exercisable immediately. Options granted under the 1994 General Plan are vested, two thirds are exercisable immediately and one-third on July 15, 2000. Options granted under the May 1994 Plan and 1994 General Plan, if unexercised, expire ten years from the date of grant.

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

As of May 31, 2000, under the Key employee Plan, the May 1994 Plan and the 1994 General Plan, options to purchase a total of 63,336, 200,696 and 60,176 Ordinary Shares, respectively, were outstanding

As of May 31, 2000, the Company had granted options under the 1994 Plans to certain officers of the Company to purchase an aggregate of 139,439 Ordinary Shares at exercise prices ranging from $.59 to $7.00 per share; in each case, the option exercise price was equal to the fair market value of the Ordinary Shares on the date of grant, as determined by the Company's Board of Directors.

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

Options granted under the 1997 Plans are not transferable by the option holder, other than by will or pursuant to the laws of descent and distribution. Additionally, the options expire immediately upon the termination of the option holder's employment, unless the Board of Directors or the Compensation Committee authorizes an extension of the exercise term beyond the employee termination date. In the event of termination of employment without cause, any unexpired vested options may be exercised up to 90 days following the date of termination of employment, but only with respect to the number of shares purchasable at the time of the option holder's termination of employment. In the event of the termination of employment as a result of death or disability of the option holder, any unexpired vested options may be exercised up to six months following the date of such termination, but only with respect to the number of shares purchasable at the time of such s termination. In the event of the option holder's retirement, any outstanding options shall, at the discretion of the Board of Directors or the Compensation Committee, accelerate and become immediately exercisable as of the later of the date of retirement or one year following the date of the grant. The shares underlying any options which expire or are cancelled prior to exercise are subject to future options grants under the 1997 Plans.

As of May 31, 2000 options to purchase a total of 1,737,322 Ordinary Shares under the 1997 Plans were outstanding.

As of May 31, 2000, the Company had granted options under the 1997 Plans to certain officers of the Company to purchase an aggregate of 412,934 Ordinary Shares at exercise prices ranging from $5.00 to $7.00 per share; in each case, the option exercise price was equal to the fair market value of the Ordinary Shares on the date of grant, as determined by the Company's Board of Directors.

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

In 1999, the 1994 Warrants were fully exercised by the warrant holders, including warrants held by Eldad Weiss, the Company's Chairman and Chief Executive Officer.

1997  WARRANTS

In September 1997, the Company issued warrants to purchase an aggregate of 720,000 Ordinary Shares at an exercise price of $6.00 per Ordinary share (the "1997 Warrants"). The 1997 Warrants contain anti-dilution protections and expire on September 30, 2004.

Resulting from the completion of a share issuance in April and May 1999 of 2,017,544 Ordinary Shares at $5.70 per share to new and existing investors, under the terms of the 1997 warrant agreements, the holders of the 1997 Warrants will be entitled to a further 5,723 warrants. The exercise price on all of the warrants will be $5.95 per Ordinary Share.

In April 2000, 119,782 Ordinary shares were issued following a "net cashless exercise" of 362,861 1997 Warrants.

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

The Company entered into two loan agreements with Mr. Yehezkel Marueli, President and Chief Operating Officer, one in March 1999 and the second in July 1999. Under the terms of the agreements, the Company loaned Mr. Marueli an aggregate amount of $110,000, linked to the Israeli Consumer Price Index, with interest at the rate of 2% per annum. Both loans are repayable on December 31, 2000.

ITEM 14 - DESCRIPTION OF SECURITIES TO BE REGISTERED

NONE

ITEM 15 - DEFAULTS UPON SENIOR SECURITIES

NONE

ITEM 16 - CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES AND USE OF PROCEEDS

None

ITEM 17 - FINANCIAL STATEMENTS

NOT APPLICABLE

ITEM 18 - FINANCIAL STATEMENTS

See - Item 19.

ITEM 19 - FINANCIAL STATEMENTS AND EXHIBITS

(a)    Index to Financial Statements:

       1. Report of Independent Auditors........................      F-2

       2. Consolidated Balance Sheets...........................      F-3

       3. Consolidated Statements of Operations.................      F-5

       4. Statements of Changes in Shareholders' Equity.........      F-6

       5. Consolidated Statements of Cash Flows.................      F-7

       6. Notes to the Financial Statements.....................      F-9

       All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.



(b)    Exhibits:
                  EXHIBIT NO.                EXHIBIT
                  3.1      Memorandum of Association of Registrant.++**
                  3.2 Amended and Restated Articles of Association of Registrant.**
                  3.3 Proposed Amendment to the Amended and Restated Articles of Association of the Registrant*******
                  10. Form of Warrant Agreement dated as of October 10, 1997 between the Company and the Bridge Loan lenders.**
                  10.2 Form of Warrant Certificate by the Company in favor of the Bridge Loan lenders.**
                  10.3 Stock Purchase Agreement, dated as of September 5, 1997,** as amended September 24, 1997 among Paradigm Geophysical Ltd., Paradigm Geophysical Corp. and GeoScience Corporation.***
                  10.4     Key Employee Plan.**
                  10.5     May 1994 Stock Option Plan.**
                  10.6     1994 General Stock Option Plan.**
                  10.7     1997 Executive Stock Option Plan.**
                  10.8     1997 Stock Option Plan for Qualifying Israel
                           Employees.**
                  10.9     1997 Stock Option Plan for U.S. Employees.**
                  10.10 Form of 1994 Warrant issued in connection with a private placement of the Company's securities.**
                  10.11 Amended and Restated Asset Purchase Agreement by and among Geotech Joint Stock Company and Dr. Nikolai L. Baransky, Dr. Evgenii A. Kozlov, Mr. Dimitry V. Sulitsky, Mr. Christopher D. Kim, Paradigm Geophysical (U.K.) Ltd., Paradigm Geophysical Europe Ltd., Paradigm Geophysical Services Ltd. and Paradigm Geophysical Ltd.********
                  10.12 Business Sale Agreement, dated March 31, 1999, by and among Mincom Limited, Mincom Inc., Mincom International Pty Limited, Mincom Pty Ltd., Mincom Services Pty Ltd., Mincom Inc. and Paradigm Geophysical Ltd.********
                  10.13 Share Purchase Agreement, dated March 12, 1999, by and among Paradigm Geophysical Ltd., Jerusalem Venture Partners L.P. and Jerusalem Venture Partners (Israel) L.P.********
                  10.14 Registration Rights Agreement, dated March 12, 1999, by and among Paradigm Geophysical Ltd., Jerusalem Venture Partners L.P. and Jerusalem Venture Partners (Israel) L.P. ********
                  10.16 Share Purchase Agreement, dated April 14, 1999, by and between Paradigm Geophysical Ltd. and Shamrock Holdings, Inc.********
                  10.15 Registration Rights Agreement by and among Paradigm Geophysical Ltd., Shamrock Holdings, Inc., Eastgate Fund L.P., Eastgate International Limited, Mr. Harris Kaplan and Berman Eastgate Growth Fund. ********

                  10.17    Share Purchase Agreement, dated April 14, 1999,
                           between Paradigm Geophysical Ltd. and Eastgate Fund
                           L.P., Eastgate International Limited, Mr. Harris
                           Kaplan and Berman Eastgate Growth Fund. ********
                  11.1     Statement regarding computation of per share earnings
                           (loss).***
                  21.1     Subsidiaries of the Registrant.
                  23.2     Consent of Kost Forer and Gabbay.
                  **       Incorporated herein by reference to the Company's
                           Registration Statement on Form F-1 (File No.
                           333-7926), filed with the Commission on November 10,
                           1997.
                  ***      Incorporated herein by reference to Amendment No. 1
                           to the Company's Registration Statement on Form F-1
                           (File No. 333-7926), filed with the Commission on
                           November 21, 1997.
                  ****     Incorporated herein by reference to Amendment No. 2
                           to the Company's Registration Statement on Form F-1
                           (File No. 333-7926), filed with the Commission on
                           April 7, 1998.
                  *****    Incorporated herein by reference to Amendment No. 3
                           to the Company's Registration Statement on Form F-1
                           (File No. 333-7926), filed with the Commission on May
                           13, 1998.
                  ******   Incorporated herein by reference to Amendment No. 4
                           to the Company's Registration Statement on Form F-1
                           (File No. 333-7926), filed with the Commission on
                           June 2, 1998.
                  *******  Incorporated herein by reference to Amendment No. 6 to the Company's Registration Statement on Form F-1
                           (File No. 333-7926), filed with the Commission on
                           June 5, 1998.
                  ******** Incorporated herein by reference to Form 20-F Annual
                           Report pursuant to Section 13 or 15(d) of the
                           Securities Exchange Act of 1934 filed with the
                           Commission on June 30, 1999
                  ++       English translations from Hebrew original.
(c)               Financial Statement Schedule.
                  Not Applicable.

                   PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES


                        CONSOLIDATED FINANCIAL STATEMENTS


                             AS OF DECEMBER 31, 1999


                                 IN U.S. DOLLARS




                                      INDEX




                                                         PAGE
                                                 ----------------------

REPORT OF INDEPENDENT AUDITORS                            F-2

CONSOLIDATED BALANCE SHEETS                            F-3 - F-4

CONSOLIDATED STATEMENTS OF OPERATIONS                     F-5

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY             F-6

CONSOLIDATED STATEMENTS OF CASH FLOWS                  F-7 - F-8

NOTES TO FINANCIAL STATEMENTS                         F-9 - F-29




                                 - - - - - - - -

[ERNST & YOUNG LOGO]







                         REPORT OF INDEPENDENT AUDITORS

                             TO THE SHAREHOLDERS OF

                            PARADIGM GEOPHYSICAL LTD.


        We have audited the accompanying consolidated balance sheets of Paradigm Geophysical Ltd. ("the Company") and subsidiaries as of December 31, 1998 and 1999 and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Paradigm Geophysical (U.K.) Ltd. and Paradigm Geophysical (Singapore) Pte (Ltd.), wholly-owned subsidiaries, whose statements reflect total assets of $ 7,443 thousand as of December 31, 1998, and total revenues of $ 3,642 thousand and $ 17,746 thousand for the years ended December 31, 1997 and 1998, respectively. We did not audit the financial statements of Paradigm Geophysical (U.K.) Ltd., a wholly-owned subsidiary whose statements reflect total assets of $ 8,892 thousand as of December 31, 1999, and total revenues of $ 11,851 thousand, for the year ended December 31, 1999. Those statements were audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to the amounts included for those other subsidiaries is based solely on the reports of the other auditors.

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

        In our opinion, based on our audits and on the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries as of December 31, 1998 and 1999, and the related consolidated results of operations and cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles in the United States.




Tel-Aviv, Israel                                          KOST FORER & GABBAY
January 25, 2000                                       A Member of Ernst & Young
                                                             International

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                                                                                      DECEMBER 31,
                                                                   ----------------------------------------------------
                                                                            1998                         1999
                                                                   ------------------------     -----------------------
        ASSETS

CURRENT ASSETS:
Cash and cash equivalents                                                  $   3,463                     $  5,457
Trade receivables (net of allowance for doubtful accounts -
     $ 1,222 in 1998 and $ 1,666 in 1999)                                     14,281                       21,612
Accrued income                                                                 5,677                        9,012
Other receivables and prepaid expenses (Note 3)                                2,470                        2,443
                                                                   ------------------------     -----------------------

Total current assets                                                          25,891                       38,524
                                                                   ------------------------     -----------------------

LONG-TERM TRADE RECEIVABLES                                                      275                           54
                                                                   ------------------------     -----------------------

SEVERANCE PAY FUNDS                                                              605                          861
                                                                   ------------------------     -----------------------

FIXED ASSETS (Note 4)                                                          9,259                       12,007
                                                                   ------------------------     -----------------------

OTHER ASSETS:
Acquired developed technology (net of accumulated
     amortization of $ 1,878 in 1998 and $ 1,490 in 1999)
     (Note 1b and 1c)                                                           7,322                       9,805
Other assets, net (Note 5)                                                      2,783                       4,914
                                                                    -----------------------     -----------------------

                                                                               10,105                      14,719
                                                                    -----------------------     -----------------------

                                                                           $   46,135                    $ 66,165
                                                                    =======================     =======================




The accompanying notes are an integral part of the financial statements.

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES


CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                                                                                            DECEMBER 31,
                                                                     ------------------------------------------------------------
                                                                             1998                                  1999
                                                                     ----------------------               -----------------------

        LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank debt (Note 7)                                                $   1,778                            $   2,000
Current maturities of long-term bank loans (Note 7)                                450                                2,639
Current maturities of capital lease obligations                                      -                                  434
Trade payables                                                                   3,024                                2,774
Other payables and accrued expenses (Note 6)                                     7,811                                8,792
Deferred revenues                                                                3,674                                6,539
                                                                     ----------------------               -----------------------

Total current liabilities                                                       16,737                               23,178
                                                                     ----------------------               -----------------------

LONG TERM LIABILITIES:
Long-term bank loans (Note 7)                                                       39                                3,923
Capital lease obligations (Note 7)                                                   -                                  742
Other lease obligations                                                            959                                  759
Accrued severance pay                                                            1,151                                1,650
Deferred tax liability (Note 1c)                                                   552                                  445
                                                                     ----------------------               -----------------------

Total long-term liabilities                                                      2,701                                7,519
                                                                     ----------------------               -----------------------

SHAREHOLDERS' EQUITY (Note 8):
Ordinary shares:
     Authorized - 20,000,000 shares of NIS 0.5 par value at
     December 31, 1998 and at
     December 31, 1999
     Issued and outstanding - 10,514,484 shares at
        December 31, 1998 and 13,026,336 shares at
        December 31, 1999                                                        1,758                                2,064
Additional paid-in capital                                                      39,236                               51,903
Accumulated other comprehensive loss                                              (742)                              (1,166)
Accumulated deficit                                                            (13,555)                             (17,333)
                                                                     ----------------------               -----------------------

Total shareholders' equity                                                      26,697                               35,468
                                                                     ----------------------               -----------------------

                                                                             $  46,135                            $  66,165
                                                                     ======================               =======================




The accompanying notes are an integral part of the financial statements.

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES


CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS

                                                                         YEAR ENDED DECEMBER 31,
                                             --------------------------------------------------------------------------------
                                                      1997                        1998                         1999
                                             -----------------------      ----------------------      -----------------------
Revenues: (Note 12)
  Products                                          $   19,979                  $    38,074                    $ 43,023
  Services                                               4,886                        7,288                      11,483
                                             -----------------------      ----------------------      -----------------------

                                                        24,865                       45,362                      54,506
                                             -----------------------      ----------------------      -----------------------

Operating expenses:
  Cost of products                                       5,070                        8,559                      12,418
  Cost of services                                       1,849                        3,107                       5,804
  Research and development                               4,728                        7,660                       9,306
  Selling, general and administrative                    9,744                       15,822                      20,638
  Depreciation                                           2,012                        2,298                       3,865
  Amortization                                           1,185                        2,347                       3,064
  Non recurring expenses (Note 13)                      10,676                            -                       2,705
                                             -----------------------      ----------------------      -----------------------

Total operating expenses                                35,264                       39,793                      57,800
                                             -----------------------      ----------------------      -----------------------

Operating income (loss)                                (10,399)                       5,569                      (3,294)
Financial expenses, net                                   (446)                        (661)                       (484)
                                             -----------------------      ----------------------      -----------------------

Income (loss) before income taxes                      (10,845)                       4,908                      (3,778)
Income taxes                                                 -                          356                           -
                                             -----------------------      ----------------------      -----------------------

Net income (loss)                                   $  (10,845)                 $     4,552                $     (3,778)
                                             =======================      ======================      =======================

Basic income (loss) per share (Note 14)             $    (4.66)                 $      0.66                $      (0.31)
                                             =======================      ======================      =======================

Number of shares used in computing
  basic income (loss) per share                          2,328                        6,850                      12,205
                                             =======================      ======================      =======================

Diluted income (loss) per share (Note 14)           $    (4.66)                 $      0.49                $      (0.31)
                                             =======================      ======================      =======================

Number of shares used in computing
  diluted income (loss) per share                        2,328                        9,306                      12,205
                                             =======================      ======================      =======================





The accompanying notes are an integral part of the financial statements.

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES


STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                                                  PREFERRED SHARES                             ORDINARY SHARES
                                       ----------------------------------------    -----------------------------------------
                                            SHARES                AMOUNT                SHARES                 AMOUNT
                                       ------------------    ------------------    ------------------     ------------------

Balance as of January 1, 1997                4,735,802         $       765                2,328,682         $       521
-----------------------------
Comprehensive income (loss):
  Net loss                                           -                   -                        -                   -
  --------
Comprehensive income (loss)

Debt issuance costs from
  warrants issued                                    -                   -                        -                   -
                                       ------------------    ------------------    ------------------     ------------------

Balance as of December 31, 1997              4,735,802                 765                2,328,682                 521
-------------------------------
Comprehensive income (loss):
  Net loss                                           -                   -                        -                   -
  --------
Other comprehensive income (loss),
  Foreign currency translation
    adjustment                                       -                   -                        -                   -

Other comprehensive income (loss)

Comprehensive income (loss)

Issuance of ordinary shares, net                     -                   -                3,350,000                 458
                            ----
Exercise of over-allotment                           -                   -                  100,000                  14
Conversion of preferred shares
  into ordinary shares                      (4,735,802)               (765)               4,735,802                 765
                                       ------------------    ------------------    ------------------     ------------------

Balance as of December 31, 1998                      -                   -               10,514,484               1,758
-------------------------------
Comprehensive income (loss):
  Net loss                                           -                   -                        -                   -
  --------

  Foreign currency translation
------------------------------
    adjustment                                       -                   -                        -                   -
--------------

Comprehensive income (loss)
---------------------------
Issuance of ordinary shares, net                     -                   -                2,017,544                 246
Exercise of warrants                                 -                   -                  479,908                  58
Exercise of options                                  -                   -                   14,400                   2
                                       ------------------    ------------------    ------------------     ------------------

Balance as of December 31, 1999                      -         $         -               13,026,336         $     2,064
-------------------------------        ==================    ==================    ==================     ==================

                                                               ACCUMULATED
                                        ADDITIONAL                OTHER                                              TOTAL
                                          PAID-IN             COMPREHENSIVE             ACCUMULATED              SHAREHOLDERS'
                                          CAPITAL             INCOME (LOSS)               DEFICIT                   EQUITY
                                     ------------------   -----------------------  ----------------------    ----------------------

Balance as of January 1, 1997           $    19,107             $      (246)            $   (7,262)              $       12,885
-----------------------------
Comprehensive income (loss):
  Net loss                                        -                       -                (10,845)                     (10,845)
  --------                                                                                                   ----------------------
Comprehensive income (loss)                                                                                             (10,845)
                                                                                                             ----------------------
Debt issuance costs from
  warrants issued                               600                       -                      -                          600
                                     ------------------   -----------------------  ----------------------    ----------------------

Balance as of December 31, 1997              19,707                    (246)               (18,107)                       2,640
-------------------------------
Comprehensive income (loss):
  Net loss                                        -                       -                  4,552                        4,552
  --------
Other comprehensive income (loss),
  Foreign currency translation
    adjustment                                    -                    (496)                    -                         (496)
                                                                                                             ----------------------
Other comprehensive income (loss)                                                                                         (496)
                                                                                                             ----------------------
Comprehensive income (loss)                                                                                               4,056
                                                                                                             ----------------------
Issuance of ordinary shares, net             18,892                       -                      -                       19,350
                            ----
Exercise of over-allotment                      637                       -                      -                          651
Conversion of preferred shares
  into ordinary shares                            -                       -                      -                            -
                                     ------------------   -----------------------  ----------------------    ----------------------

Balance as of December 31, 1998              39,236                    (742)               (13,555)                      26,697
-------------------------------
Comprehensive income (loss):
  Net loss                                        -                       -                 (3,778)                      (3,778)
  --------
                                                                                                             ----------------------
  Foreign currency translation
------------------------------
    adjustment                                    -                    (424)                     -                         (424)
--------------
                                                                                                             ----------------------
Comprehensive income (loss)                                                                                              (4,202)
---------------------------                                                                                  ----------------------
Issuance of ordinary shares, net             10,736                       -                      -                       10,982
Exercise of warrants                          1,861                       -                      -                        1,919
Exercise of options                              70                       -                      -                           72
                                     ------------------   -----------------------  ----------------------    ----------------------

Balance as of December 31, 1999         $    51,903             $    (1,166)            $  (17,333)              $       35,468
-------------------------------      ==================   =======================  ======================    ======================

The accompanying notes are an integral part of the financial statements.

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES


CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                                 YEAR ENDED DECEMBER 31,
                                                                      ---------------------------------------------
                                                                           1997            1998            1999
                                                                      -------------   -------------   -------------
Cash flows from operating activities:
-------------------------------------
Net income (loss)                                                     $     (10,845)  $       4,552   $      (3,778)
-----------------
Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities:
    Depreciation and amortization                                             3,197           4,778           6,929
    Loss on disposal of property                                                139               -               -
    Write-off of intangible assets                                              207               -           1,595
    In process research and development write-off upon
        acquisition of CogniSeis                                              6,577               -               -
    Decrease (increase) in other assets                                        (183)              -              84
    Increase in trade receivables, and accrued income                        (5,486)         (5,035)         (8,866)
    Decrease (increase) in other receivables and
        prepaid expenses                                                     (2,742)          1,432             (98)
    Decrease (increase) in deferred tax assets and
        liabilities, net                                                       (363)           (202)            203
    Increase (decrease) in deferred revenues                                  1,612          (1,929)          1,004
    Increase (decrease) in trade and other payables
        and accrued expenses                                                  9,374          (5,384)          1,795
    Increase in accrued severance pay, net                                      146              15             243
    Payment of other lease obligations                                            -               -            (200)
                                                                      -------------   -------------   -------------

Net cash provided by (used in) operating activities                           1,633          (1,773)         (1,089)
                                                                      -------------   -------------   -------------
Cash flows from investing activities:
-------------------------------------
Purchase of fixed assets                                                     (2,575)         (4,516)         (5,847)
------------------------
Purchase of developed technology                                                  -               -          (1,175)
--------------------------------                                                                      -------------
Investment in CogniSeis, net of cash acquired (1)                            (8,541)              -
Investment in PTM, net of cash acquired (2)                                       -               -          (8,379)
Capitalization of computer software costs                                      (649)              -               -
Cash received on disposal of fixed assets                                       171               -               -
                                                                      -------------   -------------   -------------

Net cash used in investing activities                                       (11,594)         (4,516)        (15,401)
                                                                      -------------   -------------   -------------
Cash flows from financing activities:
-------------------------------------
Amortization of debt issuance costs from warrants issued                        125             475               -

Issuance of share capital, exercise of warrants and exercise of                   -          21,160          12,973
Deferred offering expenses                                                     (759)              -               -
Proceeds from long-term loans                                                 1,089               -           6,500
Proceeds from bridge loans                                                   12,000               -               -
Repayment of bridge loan                                                          -         (12,000)              -
Repayment of note payable                                                         -          (8,457)              -
Repayment of long-term loans                                                   (883)           (571)           (427)
Short-term bank debt, net                                                      (495)          1,067             222
Payments on capital lease obligations                                             -               -            (200)
                                                                      -------------   -------------   -------------
Net cash provided by financing activities                                    11,077           1,674          19,068
                                                                      -------------   -------------   -------------

Effect of exchange rate changes on cash and cash equivalents                      -            (151)           (584)
                                                                      -------------   -------------   -------------

Increase (decrease) in cash and cash equivalents                              1,116          (4,766)          1,994
Cash and cash equivalents at the beginning of the year                        7,113           8,229           3,463
                                                                      -------------   -------------   -------------
Cash and cash equivalents at the end of the year                      $       8,229   $       3,463   $       5,457
                                                                      =============   =============   =============

The accompanying notes are an integral part of the financial statements.

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES


CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                                                                                        YEAR ENDED DECEMBER 31,
                                                                       -----------------------------------------------------------
                                                                             1997                1998                 1999
                                                                       ------------------  ------------------   ------------------
(1)       On October 14 1997, the Company acquired all of the
             outstanding shares of CogniSeis, Development Inc.
             The net fair value of assets acquired was as
               follows (see Note 1c):
               Working capital, excluding cash and cash equivalents        $    (455)
               Fixed assets                                                    1,943
               Excess of cost over net fair value upon acquisition            16,553
                                                                       ------------------

                                                                              18,041
               Less - amounts financed by a note payable                      (9,500)
                                                                       ------------------

                                                                           $   8,541
                                                                       ==================

(2)       On March 31, 1999, the Company acquired the net assets of
            the Petroleum Technology Division of Mincom Limited
            ("PTM")
             The net fair value of liabilities acquired was as
               follows (see Note 1b):
               Working capital, excluding cash and cash equivalents                                                $     (672)
               Fixed assets, net                                                                                          318
               Excess of cost over net fair value upon acquisition                                                      8,733
                                                                                                                ------------------

                                                                                                                   $    8,379
                                                                                                                ==================
Supplemental disclosure of cash flow information:
   Cash paid during the period for:
     Interest                                                              $     491           $     721           $       42
                                                                       ==================  ==================   ==================

     Income taxes                                                                  -                   -                  379
                                                                       ==================  ==================   ==================

Non-cash transactions:
   Purchase of fixed assets                                                $   1,007           $     863           $    1,376
                                                                       ==================  ==================   ==================

   Note payable in the acquisition of CogniSeis(see Note 1b)               $   9,500           $       -           $        -
                                                                       ==================  ==================   ==================

   Offering expenses                                                       $     400           $   1,159           $        -
                                                                       ==================  ==================   ==================

Reduction of note payable to CogniSeis as a result of
   reevaluation of certain assets purchased                                $       -           $   1,043           $        -
                                                                       ==================  ==================   ==================


Additional acquired technology associated with the CogniSeis
   acquisition                                                             $       -           $   2,343           $        -
                                                                       ==================  ==================   ==================


The accompanying notes are an integral part of the financial statements.

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS



NOTE 1:- BUSINESS AND ORGANIZATION

        a.      General:

                Paradigm Geophysical Ltd. ("Paradigm" or the "Company") was incorporated under the laws of Israel. The Company provides Geoscience software and service solutions to the oil and gas industry which facilitate the exploration and development of oil and gas reserves. The Company's customers include all of the major international oil and gas companies as well as leading state-owned oil companies, independent producers and oil field service providers.

                Paradigm operates worldwide through wholly-owned subsidiaries in the U.S.A., Canada, Venezuela, Argentina, U.K., Australia and in Singapore and through representative offices in Russia, Indonesia, Bahrain, Latin America and in China. These subsidiaries and representative offices coordinate the activities of the Company's direct sales force and its network of representative agents in the Far East, Near East, Pacific Rim and South America.

        b.      Acquisition of PTM:

                On March 31, 1999, Paradigm acquired (the "Acquisition") the net assets of the Petroleum Technology Division of Mincom Limited ("PTM"), an Australian entity for US$ 8.38 million in cash.

                PTM's flagship product, Geolog, is a complete suite of well information software tools for log analysis and petrophysics, widely used throughout the exploration and production industry, Gelolog has a long history of development and refinement through user cooperation and input.

                The acquisition has been accounted for using the purchase method of accounting, and accordingly, the purchase price has been allocated to the assets acquired and liabilities assumed, based upon their fair values. The excess of the purchase price over the fair value of the tangible assets has been allocated to identifiable intangible assets and to goodwill, as follows:

                Net tangible liabilities of PTM             $     (353)
                Developed technology                             5,146
                Assembled work force                               851
                Goodwill                                         2,736
                                                       ----------------------

                                                            $    8,380
                                                       ======================

                The results of operations of PTM were consolidated with the accounts of the Company commencing on March 31, 1999.

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS



                Pro-forma information:

                The following are pro-forma unaudited results of operations for the years ended December 31, 1998 and 1999 representing the combined results of operations as if the PTM acquisition had been completed on January 1, 1998, as follows:

                                                                        1998                       1999
                                                                ---------------------      ---------------------

                Revenues                                               $    51,337                 $   56,105
                                                                =====================      =====================
                Income (loss) before income taxes                      $     4,833                 $   (3,795)
                                                                =====================      =====================
                Net income (loss)                                      $     4,190                 $   (3,867)
                                                                =====================      =====================
                Basic net income (loss) per share                      $      0.61                 $    (0.32)
                                                                =====================      =====================

                Number of shares used in computing basic net
                  income (loss) per share                                    6,850                     12,205
                                                                =====================      =====================

                Diluted net income (loss) per share                    $      0.45                  $   (0.32)
                                                                =====================      =====================
                Number of shares used in computing
                  diluted net income (loss) per share                        9,306                     12,205
                                                                =====================      =====================

        c.      Acquisition of CogniSeis:

                On October 14, 1997 (the "Closing Date"), Paradigm acquired (the "Acquisition") all of the outstanding shares of CogniSeis Development, Inc. ("CogniSeis"), a multinational company whose product line complements products offered by Paradigm for total acquisition costs of $ 18,913.

                The acquisition has been accounted for using the purchase method of accounting, and accordingly, the purchase price has been allocated to the assets acquired and liabilities assumed, based upon their fair values. In 1998, the purchase price was retroactively reallocated and the development technology was increased by approximately $900 to correct an overstatement of certain accounts receivable balances included at the date of the acquisition. The excess of the purchase price over the fair value of the tangible assets has been allocated to identifiable intangible assets of acquired development software, in-process research and development and assembled work force, as follows:

                Net tangible assets of CogniSeis              $   2,360
                Developed technology                              9,355
                In-process research and development               6,577
                Assembled work force                              1,428
                Deferred tax liability                             (807)
                                                        ----------------------

                                                              $  18,913
                                                        ======================

                The in-process research and development was charged to the statement of operations at the date of acquisition.

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                The financial statements of CogniSeis were consolidated with the accounts of the Company, commencing on October 1, 1997.

                Pro forma information:

                The following are pro forma unaudited results of operations for the year ended December 31, 1997 representing the combined results of operations as if CogniSeis acquisition had been completed on January 1, 1997 as follows:

                                                                            1997
                                                                    ---------------------

                Revenues                                                    $   42,440
                                                                    =====================

                Loss before income taxes (including goodwill
                  charges)                                                  $  (10,748)
                                                                    =====================
                Net loss                                                    $  (10,748)
                                                                    =====================
                Basic and diluted net loss per share                        $    (4.62)
                                                                    =====================

                Number of shares used in computing basic and
                  diluted net loss per share                                     2,328
                                                                    =====================

                These pro-forma unaudited results of operations do not include a non-recurring charge of in-process research and development in the amount of $ 6,577, related to the CogniSeis acquisition.

        d.      Geotech acquisition:

                In June 1998, the Company entered into a contract, which was completed and signed in February 1999, with Geotech Joint Stock Company ("Geotech") and its shareholders to acquire certain assets and assume certain liabilities of Geotech for a minimum payment of $ 485. Geotech is a Russian-based seismic software development company which markets CAEX in the countries of the former Soviet Union. The Company recorded goodwill in the amount of $ 325 which is being amortized over a period of five years.

        e.      CogniSeis acquisition

                During the fourth quarter of 1997, following the acquisition of CogniSeis, the Company incurred costs of $ 4,099 through the implementation of its 1997 worldwide restructuring plan (see
                Note 13c).

                Those costs included substantial severance pay costs incurred in the process of reducing its combined workforce. In addition, while consolidating workforces, duplicate offices were vacated resulting in a substantial lease write-off, as well as the write-off of all obsolete fixed assets.

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                The following is a breakdown of the restructuring costs incurred:

                 Employee termination expense            $    1,394
                 Lease write-off                              1,765
                 Fixed asset write-off                          733
                 Other                                          207
                                                 ----------------------

                                                         $    4,099
                                                 ======================

                As of December 31, 1999, the Company had paid all the termination costs, and the remaining liability of the leases will be paid over their respective periods.


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

        b.      Financial statements in U.S. dollars:

                A majority of the parent Company's sales are made in United States dollars. In addition, a substantial portion of its costs are incurred in dollars. Since the dollar is the primary currency in the economic environment in which the parent Company operates, the dollar is its functional currency, and, accordingly, monetary accounts maintained in currencies other than the dollar are remeasured using the foreign exchange rate at the balance sheet date. Operational accounts and non-monetary balance sheet accounts are measured and recorded at the rate in effect at the date of the transaction. The effects of foreign currency remeasurement are reported in current operations.

                The functional currency of all subsidiaries has been determined to be the local currency. Assets and liabilities are translated at year-end exchange rate and statement of operations items are translated at the average rates prevailing during the year. These translation adjustments are recorded as a separate component of "Other comprehensive income".

        c.      Consolidation:

                The financial statements of the Company are consolidated with the accounts of its subsidiaries. Intercompany balances and transactions have been eliminated (see also Note 1b and 1c).

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


        d.      Cash and cash equivalents:

                The Company considers all highly liquid investments with a maturity of three months or less, when purchased, to be cash equivalents. The carrying amounts of cash and cash equivalents approximate their fair values.

        e.      Asset impairment:

                The Company accounts for asset impairment in accordance with the provisions of FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", which requires impairment losses to be recorded on long-lived assets used in operations, certain identifiable intangibles, and the goodwill related to those assets, when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. In this case, an impairment loss is recognized to the extent that the carrying amount exceeds the fair value of the assets. Statement No. 121 also addresses the accounting for long-lived assets that are expected to be disposed of. Such assets are reported at the lower of their carrying amount or fair value, less costs to sell the assets.

        f.      Fixed assets:

                Fixed assets are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets at the following annual rates:

                                                                     %
                                                     ---------------------------------

                Computers and related equipment                   20 - 33
                Furniture and equipment                           6 - 15
                Motor vehicles                                      15
                Leasehold improvements                  over the term of the lease

        g.      Other assets:

                Other assets include goodwill, developed technology and other identified intangibles and are amortized using the straight-line method over the estimated useful life, which ranges from five to ten years.

                The Company regularly performs reviews to determine whether the carrying value of the assets is impaired. The reviews take into consideration circumstances, which indicate that the carrying value of the asset cannot be recovered. In 1999 following the PTM acquisition such impairment was indicated, and the Company recognized an impairment loss in the amount of $ 1,595 related to developed technology.

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


        h.      Software development costs:

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

                Amortization expense for capitalized software development costs for 1997, 1998 and 1999 was $ 724, $ 503 and $ 504, respectively.

        i.      Accounting for stock-based compensation:

                The Company has chosen to continue accounting for stock-based compensation in accordance with the provisions of Accounting Principles Board Opinion No. 25 ("APB-25"), "Accounting for Stock Issued to Employees". Under APB-25, when the exercise price of the company's share options equals or is higher than the market price of the underlying shares on the date of grant, no compensation expense is recognized. The pro forma information with respect to the fair value of the options is provided in accordance with he provisions of Statement No. 123 (see Note
                8b). The Company has adopted the accounting treatment of FAS 123, with respect to equity compensation to non-employees of the Company.

        j.      Revenue recognition:

                The Company generates revenues from licensing the rights to use its software products directly to end-users. In 1999 the Company generated substantial revenues from the sale of software licenses requiring significant customization, integration and installation. The Company also generates revenues from sales of professional services.

                1.      Products:

                        Revenues from software license agreements are recognized, according to SOP 97-2, as amended, upon delivery of the software, and (i) if collection is probable, (ii) the license fee is fixed and determinable, (iii) vendor-specific evidence exists to allocate the total fee to the elements of the arrangement, and (iv) there is a signed contract. If an acceptance period is included in an arrangement, revenues are recognized at the earlier of customer acceptance or expiration of the acceptance period.

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                        Revenues from software licenses that require significant customization, integration and installation are recognized using contract accounting on a percentage of completion method, based on the relationship of actual costs incurred to total estimated costs.

                        Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract.

                        Maintenance and support revenue is recognized ratably over the term of the maintenance period. If maintenance is included in a software license arrangement, the amounts related to maintenance are segregated from the software license fees and recognized ratably over the maintenance period, based on their fair value as established by the independent sale of maintenance to customers.

                2.      Services:

                        Revenues from Seismic data processing and interpretation services are recognized as the services are performed.

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

        l.      Income taxes:

                The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes". This statement prescribes the use of the liability method, whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

        m.      Severance pay:

                The Company's liability for severance pay is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Israeli employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for all of its employees, is fully provided by monthly deposits with severance pay funds, insurance policies and by an accrual.

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the Company's obligation, pursuant to Israeli severance pay law and labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies and includes immaterial profits.

        n.      Concentrations of credit risk:

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

                The Company's accounts receivable are derived from sales to customers located primarily in the United States, Europe and the Far East. The allowance for doubtful accounts is calculated on both specific customers and on an aging basis in respect of those debts where, in management's opinion, collection is doubtful.

        o.      Fair value of financial instruments:

                The fair market value of the Company's financial instruments approximate their carrying value as of December 31, 1999, due to the short-term maturities of such items.

        p.      Impact of recently issued accounting standards:

                In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). This statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement also requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. Statement 133 is effective for fiscal years beginning after June 15, 2000 and can not be applied retroactively.

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                In March 1998, the American Institute of Certified Public Accountants issued SOP98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"), which provides guidance on accounting for the costs of computer software developed or obtained for internal use. The pronouncement identifies the characteristics of internal-use software and provides guidance on new cost recognition principles. SOP 98-1 is effective for financial statements for fiscal years beginning after December 15, 1998.

                The adoption of SOP 98-1 did not have any significant impact on the Company's consolidated financial position, results of operations or cash flows.

        q.      Reclassification:

                Certain prior year amounts have been reclassified to conform to the current year's presentation.

NOTE 3:- OTHER RECEIVABLES AND PREPAID EXPENSES

                                                                  DECEMBER 31,
                                             --------------------------------------------------------
                                                      1998                             1999
                                             -----------------------          -----------------------

                Government authorities             $     264                        $     274
                Prepaid expenses                         714                              777
                Deposits                                 553                              262
                Other                                    939                            1,130
                                             -----------------------          -----------------------

                                                   $   2,470                        $   2,443
                                             =======================          =======================

NOTE 4:- FIXED ASSETS

                Cost:
                  Computers and related equipment              $ 12,265                        $  17,130
                  Furniture and equipment                         1,369                            1,925
                  Motor vehicles                                    194                              173
                  Leasehold improvements                          1,169                            2,383
                                                        -----------------------          -----------------------

                                                                 14,997                           21,610
                                                        -----------------------          -----------------------
                Accumulated depreciation:
                  Computers and related equipment                 4,910                            8,248
                  Furniture and equipment                           434                              762
                  Motor vehicles                                    112                              118
                  Leasehold improvements                            282                              475
                                                        -----------------------          -----------------------

                                                                  5,738                            9,603
                                                        -----------------------          -----------------------

                Depreciated cost                                $ 9,259                        $  12,007
                                                        =======================          =======================


        Depreciation expense amounted to $ 2,012, $ 2,298 and $ 3,865 for the years ended December 31, 1997, 1998 and 1999, respectively. (See also
        Note 7c).

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS





NOTE 5: - OTHER ASSETS, NET

                                                                                             DECEMBER 31,
                                                                        --------------------------------------------------------
                                                                                 1998                             1999
                                                                        -----------------------          -----------------------

                Assembled work force (net of accumulated
                  amortization of $ 346 in 1998 and $ 644 in 1999)           $    1,042                        $   1,595
                Goodwill (net of accumulated amortization of
                  $ 218 in 1998 and $ 527 in 1999)                                  433                            2,909
                Computer software development costs (net of
                  accumulated amortization of $ 1,041 in 1998
                and $ 1,545 in 1999)                                                679                              175
                Deferred tax asset                                                  310                                -
                Other                                                               319                              235
                                                                        -----------------------          -----------------------

                                                                             $    2,783                        $   4,914
                                                                        =======================          =======================

NOTE 6:- OTHER PAYABLES AND ACCRUED EXPENSES

                Accrued expenses                                $      933                        $   2,195
                Employee and related payroll accruals                1,784                            2,583
                Royalties                                            2,519                            1,421
                Employee termination expense                             -                               54
                Lease termination costs                                335                              366
                Income and other taxes                               1,353                            1,632
                Other payables                                         887                              541
                                                           -----------------------          -----------------------

                                                                $    7,811                        $   8,792
                                                           =======================          =======================

NOTE 7:- FINANCING ARRANGEMENTS

        a. Short-term loans consist of bank loans, primarily revolving credit lines which bear interest rates of 6.5%.

                The weighted average interest rate on the short term debt for the two years ended December 31, 1998 and 1997, was approximately 9% and 6.5% for the year ended December 31, 1999.

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


        b. Long-term loans represent other bank loans which are linked to the U.S. dollar and bear interest rates of 7%.

                Aggregate maturities of long-term loans:

                First year (current maturities)                 $    450                     $  2,639
                                                         -----------------------      --------------------

                Second year                                           39                        3,145
                Third year                                             -                          778
                                                         -----------------------      --------------------

                                                                 $    39                     $  3,923
                                                         =======================      ====================

                The fair market value of the Company's short-term loans and long-term loans approximated the carrying value as of December 31, 1998 and 1999. Fair values were estimated using discounted cash flow analyses, based on the Company's incremental borrowing rates for similar types of borrowing arrangements.

        c. In 1999, the Company increased its credit arrangements and now has available unused short- and long-term credit lines in the amount of approximately $ 18 million.

                This amount includes its bank debt as of December 31, 1999, of approximately $ 8M, and the additional $ 10M can be either short- or long-term.

        d. In August 1999, the Company entered into a three years lease agreement to acquire computer equipment, which has appropriately been recorded as a capital lease in accordance with FASB 13.

                Future obligations under the arrangement are as follows:

                Current                                  $     535
                Less - interest portion                       (101)
                                                -----------------------------

                                                               434
                                                -----------------------------

                Second year                                    535
                Third years                                    267
                                                -----------------------------

                                                               802
                Less interest portion                          (60)
                                                -----------------------------

                                                         $     742
                                                =============================

                The equipment acquired in the amount of $ 1.3 million is included in fixed assets and depreciation expense relating to this equipment was approximately $ 115 for the year ended December 31, 1999.

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 8:- SHARE CAPITAL

        a. In April and May 1999, the Company completed a share issuance of 2,017,544 Ordinary Shares to new and existing investors, and raised approximately $ 11m.

        b.      Stock options:

                Under the Company's 1994 and 1997 Stock Option Plans ("the Plans"), options may be granted to employees, officers, directors and consultants who engage in the performance of services for the Company or any subsidiary.

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

                The following is a summary of the options granted among the various Plans.

                                                                YEAR ENDED DECEMBER 31,
                      -------------------------------------------------------------------------------------------------------------
                                    1997                                 1998                                 1999
                      ----------------------------------- ------------------------------------ ------------------------------------
                                             WEIGHTED                             WEIGHTED                             WEIGHTED
                                              AVERAGE                              AVERAGE                              AVERAGE
                           NUMBER         EXERCISE PRICE         NUMBER        EXERCISE PRICE        NUMBER         EXERCISE PRICE
                      ------------------ ---------------- ------------------- ---------------- ------------------  ----------------
Outstanding at the
  beginning of year           265,474         $  3.35             1,043,104       $  4.88              1,592,616       $  5.65
Granted                       785,426         $  5.55               629,000       $  7.00                121,500       $  7.00
Canceled                       (7,796)        $  2.50               (79,488)      $  6.31                (96,500)      $  7.00
Exercised                           -            -                        -          -                   (14,400)      $  5.00
                      ------------------ ---------------- ------------------- ---------------- ------------------  ----------------

Outstanding at the
  end of year               1,043,104         $  5.01             1,592,616       $  5.65              1,603,216       $  5.67
                      ================== ================ =================== ================ ==================  ================

                The number of options exercisable as of December 31, 1997, 1998 and 1999 was 371,781, 664,430 and 978,486, respectively.

                In June 1998, the Company re-priced certain options at an exercise price of $ 7, the fair market value at the date of the re-pricing, following of which the exercise price of the options outstanding as of December 31, 1999 was between $ 0.59 and $ 7.

                All options granted were at an exercise price, equal to or exceeding the fair market value of the Company's ordinary shares on the date of grant. The weighted expected life of the options as of December 31, 1999 was eight years.

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                Under FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") pro-forma information regarding net income is required (for grants issued after December 1994) and has been determined as if the Company had accounted for its employee stock option under the fair value method of that Statement.

                The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1997, 1998 and 1999: risk-free interest rates of 6%, dividend yields of 0%, volatility factors of the expected market price of the Company's ordinary shares of 0.5-0.567 and expected life of the options of eight years.

                The weighted average fair value of the options at their dates of grant in 1997, 1998 and 1999 was $ 3.48, $ 3.99 and $ 4.38, respectively.

                Because changes in the subjective input assumptions can materially effect the fair value estimate, it is management's opinion that the existing option pricing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

                Pro-forma information under FAS 123:

                                                                                  YEAR ENDED DECEMBER 31,
                                                           ----------------------------------------------------------------------
                                                                 1997                     1998                      1999
                                                           ------------------      --------------------     ---------------------

                Net income (loss) as reported                  $    (10,845)          $     4,552                  $    (3,778)
                Pro-forma net income (loss)                    $    (11,423)          $     3,488                  $    (5,035)
                Pro-forma basic income (loss) per share        $       (4.9)          $      0.51                  $     (0.41)
                Pro-forma diluted net income (loss)
                  per share for SFAS 123                       $       (4.9)          $      0.37                  $     (0.41)

                Because SFAS 123 is applicable only to stock options granted subsequent to December 31, 1994, its pro-forma effect will not be fully realized until the year 2004.

        c.      Warrants:

                In 1994, the Company issued 539,244 warrants to purchase ordinary shares of the Company to various shareholders, in connection with their loan guarantees to the Company. These warrants are exercisable over five years, which terminated on July 21, 1999, at an exercise price of the lower of either: (i) 80% of the price of the last private placement or (ii) 80% of the IPO price of the Company's shares. In the year ended December 31, 1999, 479,908 warrants were exercised, at an exercise price of $ 4.00 per share and, as of December 31, 1999, all of the warrants were exercised.

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                In October 1997, the Company issued 720,000 warrants in connection with bridge loans received in relation to the acquisition of CogneSeis (see Note 7c), at an exercise price of $ 6.00 per ordinary share. These warrants are exercisable over seven years. The fair value of these warrants in the amount of $ 600 was amortized as additional interest expense in 1997 and 1998, amounting to $ 125 and $ 475, respectively.

                As compensation for services provided to the Company in connection with the share issuance (see a), investment bankers received 250,000 warrants exercisable during a three year period at an exercise price of $ 5.70 per Ordinary Share.

NOTE 9:- INCOME TAXES

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

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                2. Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969:

                        The Company currently qualifies as an "industrial company", under the above law and, as such, is entitled to certain tax benefits.

                3.      Tax assessments:

                        The Company is currently being reviewed by the Israeli income tax authorities, pertaining to tax assessments for the years 1994-1997.

                        The Company has currently not yet received any final tax assessments from the Israeli income tax authorities.

        b.      Foreign:

                Carryforward tax losses:

                The Company has an available tax loss carryforward in the amount of approximately $ 2 million in the UK subsidiary, $ 300 in the Singapore subsidiary and $ 1 million in the Australian subsidiary. These losses can be carried forward indefinitely.

        c.      Deferred tax assets:

                Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

                                                                       DECEMBER 31,
                                                        --------------------------------------------
                                                               1998                     1999
                                                        --------------------      ------------------

                Various accrued liabilities
                  (including a provision for
                  restructuring charges in 1997)               $    466            $        -
                Net operating loss carryforward                   1,991                 4,511
                                                        --------------------      ------------------

                                                                  2,457                 4,511
                Valuation allowance                              (2,147)               (4,511)
                                                        --------------------      ------------------

                Net deferred tax asset                         $    310            $        -
                                                        ====================      ==================

                The Company has provided valuation allowances against the deferred tax assets in respect of its tax loss carryforwards and other temporary differences, due to a history of losses and current uncertainty concerning its ability to realize these deferred tax assets in the future.

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


        d.      Income tax reconciliation:

                A reconciliation of the theoretical tax expense, assuming all income is taxed at the statutory rate applicable to income of the Company, and the actual tax expense are as follows:

                                                                                    YEAR ENDED DECEMBER 31,
                                                                ---------------------------------------------------------------
                                                                       1997                  1998                 1999
                                                                --------------------  -------------------  --------------------

                Theoretical tax (benefit) computed
                    at the statutory rate of 36%                       $ (3,904)              $ 1,767             $ (1,360)
                Increase (decrease) in income
                    taxes resulting from:
                    Tax adjustment in respect of
                      inflation in Israel                                    64                  (309)                (710)
                    Non-deductible expenses                                  87                    61                  211
                    Utilization of tax loss carryforwards
                      previously not recognized                            (438)                    -                    -
                    Write-off of in-process research
                      and development                                     2,368                     -                    -
                    Losses for which benefits
                      are not recognized                                  1,823                   189                2,520
                    Prior year's accrued restructuring
                                                                              -                  (623)                (180)

                    Amortization of prior year's

                                                                              -                  (474)                (474)
                    Amortization of deferred tax liabilities
                      recorded upon acquisition of CogniSeis                  -                  (255)                (107)
                                                                --------------------  -------------------  --------------------

                Income tax expense                                    $       -             $     356           $        -
                                                                ====================  ===================  ====================

        e.      Income taxes consist of the following:

                Current                                                $    363              $    558             $   725
                Deferred                                                   (363)                 (202)               (467)
                Prior year                                                    -                     -                (258)
                                                                --------------------  -------------------  --------------------

                                                                       $      -              $    356           $       -
                                                                ====================  ===================  ====================

        f.      Income (loss) before income taxes consists of the following:

                Domestic                                             $   (2,716)             $  2,452          $   (3,255)
                Foreign                                                  (8,089)                2,496                (523)
                                                                --------------------  -------------------  --------------------

                                                                      $ (10,805)             $  4,948          $   (3,778)
                                                                ====================  ===================  ====================

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 10:- CONTINGENT LIABILITIES AND COMMITMENTS

        a. Under the Company's research and development agreements with the Office of the Chief Scientist of the Government of Israel and pursuant to applicable laws, the Company is required to pay royalties at the rate of 3% of sales of products developed with funds provided by the Office of the Chief Scientist, up to an amount equal to 100%-150% of the Office of the Chief Scientist's research and development grants (dollar-linked) related to such projects.

                The Company has expensed royalties in the amounts of $ 402, $ 400 and $ 100 for the years ended December 31, 1997, 1998 and 1999, respectively, relating to the repayment of such grants.

                As of December 31, 1999, the Company had a contingent liability to pay royalties in the amount of approximately $ 818.

        b. The Israeli Government, through the Fund for the Encouragement of Marketing Activities, awarded the Company grants for participation in foreign marketing expenses. The Company is committed to pay royalties at the rate of 3% of the increase in foreign sales. Total royalties are not to exceed the amounts of grants received by the Company (dollar-linked). The Company did not receive grants for the years ended December 31, 1997, 1998 and 1999.

                The Company has expensed royalties in the amounts of $ 181, $ 49 and $ 0 for the years ended December 31, 1997, 1998 and 1999, respectively, relating to the repayment of such grants.

                As of December 31, 1999, the Company had a contingent liability to pay royalties in the amount of approximately $ 418.

        c. The Company and its subsidiaries have entered into rental agreements in regard to space for their operations. The rental fees are linked in part to the dollar and in part to the Israeli Consumer Price Index.

                Future minimum commitments under non-cancelable rental agreements as of December 31, 1999 are as follows:

                YEAR ENDING DECEMBER 31,
                ------------------------

                2000                                                        $      2,158
                2001                                                               1,967
                2002                                                               1,992
                2003                                                               1,091
                2004                                                               1,718
                2005 and thereafter                                                2,499
                                                                      ------------------------------

                                                                            $     12,425
                                                                      ==============================

                Rent expense for the years ended December 31, 1997, 1998 and 1999 amounted to $ 1,052, $ 1,753 and $ 2,020, respectively.

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


        d.      Legal:

                1. Geophysical Micro Computer Application (international) Ltd. ("GMA") is appealing a final judgment entered by the trial court in the matter of Paradigm Geophysical Micro Computer Application (international) Ltd. on December 11, 1997, the company filed suit for a declamatory judgment to determine whether it has any obligation to GMA under a letter of intent (the "letter of intent"). Under the terms of the letter of intent, the company and GMA contemplated a transaction in which GMA would purchase certain computer software programs and related products ("SeisX") from the company, provided that the Company acquired the SeisX assets from a third party. On May 5, 1998, GMA filed a counterclaim for breach of contract, claiming that the letter of intent required the Company to sell SeisX to GMA. GMA sought compensatory, injunctive and declamatory relief. On September 11, 1998, the trial court granted summary judgment in favor of the Company and declared that the Company has no obligation to sell the SeisX assets or related products to GMA, and that GMA takes nothing on its counterclaim. On December 7, 1998, GMA filed the above-referenced appeal, which has not yet been considered by the court, although briefing is complete.

                        The Company believes that the outcome of the above claim will not have an adverse effect on the company's consolidated financial statements.


                2. On December 10, 1999, the Company's Canadian subsidiary ("Paradigm Canada") filed a claim for breach of contract, breach of obligation of confidence, breach of copyright and trademark infringement, and passing off against Zokero Incorporated, Edward Van Wieren and Shane Stogrin (the "defendants"). In addition, Paradigm
                        Canada applied for and obtained an Anton Pillar Order on seizing certain property from the defendants and preserving it pending a trial of the action. The defendants, Van Wieren and Stogrin, were former employees of Paradigm Canada. Paradigm Canada maintains that Van Wieren and Stogrin have, through their company, Zokero, utilized for their own commercial gain, confidential information and software and source code for software, all of which was developed by Paradigm Canada and is their property.

                        Paradigm Canada is seeking unspecified damages and loss of profits, as well as injunctive relief and declaratory relief, with respect to the rights to the information and software in question. Based on the information available at this early stage and having regard to some of the material seized pursuant to the Anton Pillar order, there appears to be merit to the claim.

                        The Company believes that the outcome of the litigation will not have an adverse effect on the company's business, operating results and financial condition

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 11:- CHARGES (ASSETS PLEDGED)

        a. The Company has a floating charge on all of its assets and on its outstanding share capital, with respect to its short- and long-term loans and credit lines to two individual banks.

        b. All financed equipment is pledged to the related financial institution.

NOTE 12:- SEGMENT REPORTING AND GEOGRAPHIC OPERATION INFORMATION

        a.      Segment reporting

                The Company operates in a single industry as a provider of software licenses, seismic data processing and interpretation services which facilitate the exploration of oil and gas resources.

        b.      Geographic operational information

                Summary information about geographic areas:

                The following presents total revenues for the year ended December 31, 1997, 1998 and 1999 and long-lived assets as of December 31, 1998 and 1999.

                                        1997                         1998                       1999
                             --------------------------  --------------------------  --------------------------
                                              LONG-                       LONG-                       LONG-
                                TOTAL         LIVED         TOTAL         LIVED         TOTAL         LIVED
                              REVENUES*)      ASSETS      REVENUES*)      ASSETS      REVENUES*)      ASSETS
                             ------------  ------------  ------------  ------------  ------------  ------------

North and South
  America                    $     17,627  $     12,337  $     21,721  $     13,896  $     24,219  $      7,986
Europe, Africa
  Middle East                       3,642         4,996        12,962         5,673        14,604        18,581
Far East                            3,596           320        10,679           675        15,683         1,074
                             ------------  ------------  ------------  ------------  ------------  ------------

                             $     24,865  $     17,653  $     45,362  $     20,244  $     54,506  $     27,641
                             ============  ============  ============  ============  ============  ============

        *) Net revenues are attributed to countries based on invoicing of customers.

        c.      Major customers:

                In 1999, the Company had one major customer, which accounted for approximately 12% of the Company's revenues.

NOTE 13:- NON RECURRING EXPENSES

                                                                                YEAR ENDED DECEMBER 31,
                                                         -----------------------------------------------------------------------
                                                                1997                      1998                     1999
                                                         --------------------      -------------------      --------------------
                In-process research and development
                  write off (Note 1c)                          $   6,577                $        -                $       -
                Lease termination costs                                -                         -                      763
                Impairment of intangible assets
                  (Note 2g)                                            -                         -                    1,595
                Other                                                  -                         -                      347
                Restructuring costs (Note 1e)                      4,099                         -                        -
                                                         --------------------      -------------------      --------------------

                                                               $  10,676                $        -                $   2,705
                                                         ====================      ===================      ====================

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 14: - INCOME (LOSS) PER SHARE DATA

        The following table sets forth the reconciliation of basic and diluted income (loss) per share.

                                                                                   YEAR ENDED DECEMBER 31,
                                                              -------------------------------------------------------------------
                                                                     1997                    1998                    1999
                                                              -------------------     -------------------     -------------------
        Numerator:
        ----------

        Net income (loss) to shareholders of
           ordinary shares                                           $ (10,845)            $     4,552              $   (3,778)
        Effect of conversion of preferred shares                             -                       -                       -
                                                              -------------------     -------------------     -------------------
        Numerator for diluted income (loss)
           per share - income (loss) available to
           shareholders of ordinary shares                           $ (10,845)             $    4,552              $   (3,778)
                                                              ===================     ===================     ===================

        Denominator:
        ------------

        Weighted average number of ordinary
           shares (denominator for basic income
           (loss) per share)                                             2,328                   6,850                  12,205
                                                              -------------------     -------------------     -------------------
        Effect of securities:
           Employee stock options                                            -                     145                       -
           Warrants issued to third parties                                  -                     196                       -
           Convertible preferred shares
              for the period outstanding prior to conversion
           into ordinary shares                                              -                   2,115                       -
                                                              -------------------     -------------------     -------------------

        Dilutive potential ordinary shares                                   -                   2,456                       -
                                                              -------------------     -------------------     -------------------
        Denominator for diluted income (loss)
           per share - adjusted weighted average number
           of shares, assumed conversions and
           exercise of options and/or warrants                           2,328                   9,306                  12,205
                                                              ===================     ===================     ===================




                                 - - - - - - - -

                                  SIGNATURES




        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                        PARADIGM GEOPHYSICAL LTD.



                                        By: /s/ Brian Berman
                                            ------------------------
                                            Brian Berman
                                            Chief Financial Officer

Date: June 26, 2000

                                 EXHIBIT INDEX

               EXHIBIT NO.                  DESCRIPTION

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

                  10.6     1994 General Stock Option Plan.**

                  10.7     1997 Executive Stock Option Plan.**

                  10.8     1997 Stock Option Plan for Qualifying Israel
                           Employees.**
                  10.9     1997 Stock Option Plan for U.S. Employees.**

                  10.10 Form of 1994 Warrant issued in connection with a private placement of the Company's securities.**

                  10.11 Amended and Restated Asset Purchase Agreement by and among Geotech Joint Stock Company and Dr. Nikolai L. Baransky, Dr. Evgenii A. Kozlov, Mr. Dimitry V. Sulitsky, Mr. Christopher D. Kim, Paradigm Geophysical (U.K.) Ltd., Paradigm Geophysical Europe Ltd., Paradigm Geophysical Services Ltd. and Paradigm Geophysical Ltd.********

                  10.12 Business Sale Agreement, dated March 31, 1999, by and among Mincom Limited, Mincom Inc., Mincom International Pty Limited, Mincom Pty Ltd., Mincom Services Pty Ltd., Mincom Inc. and Paradigm Geophysical Ltd.********

                  10.13 Share Purchase Agreement, dated March 12, 1999, by and among Paradigm Geophysical Ltd., Jerusalem Venture Partners L.P. and Jerusalem Venture Partners (Israel) L.P.********

                  10.14 Registration Rights Agreement, dated March 12, 1999, by and among Paradigm Geophysical Ltd., Jerusalem Venture Partners L.P. and Jerusalem Venture Partners (Israel) L.P. ********

                  10.16 Share Purchase Agreement, dated April 14, 1999, by and between Paradigm Geophysical Ltd. and Shamrock Holdings, Inc.********

                  10.15 Registration Rights Agreement by and among Paradigm Geophysical Ltd., Shamrock Holdings, Inc., Eastgate Fund L.P., Eastgate International Limited, Mr. Harris Kaplan and Berman Eastgate Growth Fund. ********

                  10.17 Share Purchase Agreement, dated April 14, 1999, between Paradigm Geophysical Ltd. and Eastgate Fund L.P., Eastgate International Limited, Mr. Harris Kaplan and Berman Eastgate Growth Fund. ********

                  11.1     Statement regarding computation of per share earnings
                           (loss).***

                  21.1     Subsidiaries of the Registrant.

                  23.2     Consent of Kost Forer and Gabbay.

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

                  ******** Incorporated herein by reference to Form 20-F Annual
                           Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 filed with the Commission on June 30, 1999

                  ++       English translations from Hebrew original.

(c)               Financial Statement Schedule.
                  Not Applicable.