Form 20-F
period 2000-12-31
PARADIGM GEOPHYSICAL LTD
filed 2001-06-29
CIK 931131

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 20-F

      [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
          [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2000

                                       OR
  [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

For the transition period from __________ to __________
Commission file number 0-29538

                            PARADIGM GEOPHYSICAL LTD.

            (Exact name of Registrant as specified in its charter
              and translation of Registrant's name into English)

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

                     ORDINARY SHARES, NOMINAL VALUE NIS 0.5 PER SHARE

                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.


                                      NONE
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2000, the Registrant had outstanding 14,691,902 Ordinary Shares, nominal value NIS 0.5 per share.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceeding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2)has been subject to such filing requirements for the past 90 days.
                                     [X]  Yes          [ ]   No
Indicate by check mark which financial statement item the Registrant has elected to follow:
                                     [ ]  Item 17      [X]   Item 18

                                     PART I

     Unless the context otherwise requires, all references in this annual report to "Paradigm, "we", "our", and "us" refer to Paradigm Geophysical Ltd. and its consolidated subsidiaries. References to "dollars" or $ are to United States dollars.

ITEM 1.        IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

         Not applicable.

ITEM 2.        OFFER STATISTICS AND EXPECTED TIMETABLE

         Not applicable.

ITEM 3.        KEY INFORMATION

     A.   SELECTED FINANCIAL DATA

         We have derived the selected consolidated income statement data and the consolidated balance sheet data presented below as of and for the years ended December 31, 1996, 1997, 1998, 1999 and 2000 from our audited consolidated financial statements. Our historical consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and are presented in dollars.

         The information presented below is qualified by our audited consolidated financial statements and notes set forth in Item 18 of this annual report. You should read the selected financial data in conjunction with our consolidated financial statements and notes thereto and Item 5. "Operating and Financial Review and Prospects."

CONSOLIDATED INCOME STATEMENT DATA

                                                               YEARS ENDED DECEMBER 31,
                                                               ------------------------
                                                    1996        1997          1998        1999         2000
                                                    ----        ----          ----        ----         ----
REVENUES:                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)

   Products ...................................   $  7,718    $ 19,979     $ 38,074     $ 43,023     $ 46,390
   Services ...................................      3,884       4,886        7,288       11,483       16,908
                                                  --------    --------     --------     --------     --------
           TOTAL REVENUES .....................   $ 11,602    $ 24,865     $ 45,362     $ 54,506     $ 63,298
                                                  --------    --------     --------     --------     --------
             YEAR-TO-YEAR % CHANGE ..........                   114.3%        82.4%        20.2%        16.1%

OPERATING EXPENSES:

   Cost of products ...........................   $  2,450    $  5,070     $  8,559     $ 12,418     $ 10,816
   Cost of services ...........................      1,539       1,849        3,107        5,804        6,352
   Research and development ...................      1,466       4,728        7,660        9,306       11,215
   Selling, general and administrative ........      9,536       9,744       15,822       20,638       23,518
   Depreciation ...............................        997       2,012        2,298        3,865        4,746
   Amortization ...............................      1,040       1,185        2,347        3,064        3,360
   Non recurring expenses .....................         --      10,676           --        2,705           --
                                                  --------    --------     --------     --------     --------
     TOTAL OPERATING EXPENSES .................   $ 17,028    $ 35,264     $ 39,793     $ 57,800     $ 60,007
                                                  --------    --------     --------     --------     --------

  OPERATING INCOME (LOSS) .....................     (5,426)    (10,399)       5,569       (3,294)       3,291
   Financial income (expenses), net ...........         57        (446)        (661)        (484)        (552)
                                                  --------    --------     --------     --------     --------
  INCOME (LOSS) BEFORE INCOME TAXES ...........     (5,369)    (10,845)       4,908       (3,778)       2,739
   Income tax .................................         --          --          356           --          380
                                                  --------    --------     --------     --------     --------
  NET INCOME(LOSS) ............................   $ (5,369)   $(10,845)    $  4,552     $ (3,778)    $  2,359
                                                  --------    --------     --------     --------     --------


BASIC EARNINGS (LOSS) PER SHARE ...............   $  (2.33)   $  (4.66)    $   0.66     $  (0.31)    $  (0.17)
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES USED
 IN COMPUTATION OF BASIC EARNINGS (LOSS)
 PER SHARE ....................................      2,300       2,328        6,850       12,205       13,504

DILUTED EARNINGS (LOSS) PER SHARE .............   $  (2.33)   $  (4.66)    $   0.49     $  (0.31)    $  (0.17)
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
 USED IN COMPUTATION OF DILUTED EARNINGS(LOSS)
 PER SHARE ....................................      2,300       2,328        9,306       12,205       13,789

SELECTED CONSOLIDATED BALANCE SHEET DATA


                                                                             AS OF DECEMBER 31,
                                                                             ------------------
                                                         1996          1997          1998          1999          2000
                                                         ----          ----          ----          ----          ----
                                                                               (IN THOUSANDS)
  CASH AND CASH EQUIVALENTS ......................     $  7,113      $  8,229      $  3,463      $  5,457      $  8,647
  WORKING CAPITAL(DEFICIENCY) ....................     $  7,958      $   (692)     $  9,154      $ 15,346      $ 10,860
  TOTAL ASSETS ...................................     $ 19,383      $ 47,883      $ 46,135      $ 66,165      $ 79,761
  CURRENT DEBT ...................................     $  1,193      $  1,288      $  2,228      $  5,073      $  8,186
  NOTE PAYABLE ...................................     $      0      $  9,500      $      0      $      0      $      0
  BRIDGE LOAN  PAYABLE ...........................     $      0      $ 12,000      $      0      $      0      $      0
  LONG TERM DEBT (EXCLUDING CURRENT MATURITIES) ..     $    367      $    483      $     39      $  4,665      $  1,483
  TOTAL SHAREHOLDERS' EQUITY .....................     $ 12,885      $  2,640      $ 26,697      $ 35,468      $ 46,469

CASH FLOW  DATA

  CASH  PROVIDED BY (USED IN) OPERATING ACTIVITIES     $ (1,658)     $  1,633      $ (1,773)     $   (889)     $ 12,628
  CASH  PROVIDED BY (USED IN) INVESTING ACTIVITIES     $ (2,436)     $(11,594)     $ (4,516)     $(15,401)     $ (9,442)
  CASH  PROVIDED BY (USED IN) FINANCING ACTIVITIES     $ 10,734      $ 11,077      $  1,674      $ 18,868      $   (126)


B.       CAPITALIZATION AND INDEBTEDNESS

         Not applicable

C.       REASONS FOR THE OFFER AND USE OF PROCEEDS

         Not applicable

D.       RISK FACTORS

         We believe that the occurrence of any or some combination of the following factors could have a material adverse effect on our business, financial condition and results of operations.

IF ACTUAL EXPENDITURES BY OUR CUSTOMERS VARY FROM THEIR ANTICIPATED EXPENDITURES, OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION MAY BE MATERIALLY ADVERSELY AFFECTED.

         Our business and operations are substantially dependent upon the condition of the global oil and gas industry. The oil and gas industry is highly cyclical and has been subject to significant economic fluctuations at various times as a result of numerous factors affecting the supply of and demand for oil and natural gas, including the level of capital expenditures of the oil and gas industry, the level of drilling activity, the level of production activity, market prices of oil and gas, worldwide economic conditions, interest rates and the cost of capital, environmental regulations, tax policies, political requirements of national governments, coordination by the Organization of Petroleum Exporting Countries ("OPEC"), market behavior of oil producers who are not members of OPEC, cost of producing oil and natural gas, and technological advances.

         The budgets of our customers, who are principally oil and gas exploration and production companies and companies that provide data processing services to these companies, vary with the state of each customer's financial condition, the opportunities identified by it for the use of its resources, and its expectations of future short- and medium-term financial performance. While surveys are published that are indicative of expected budget expenditures of oil and gas exploration and production companies, there is a significant variance in actual expenditures by individual companies, sub-segments of the oil and gas industry, and the industry as a whole.

         In addition, fluctuations in the international price of oil may also affect the planned budget expenditures of our customers. Consequently, there may be significant variations in time lags of our customers in adjusting the level of expenditure to correspond to their short- and medium-term outlook regarding the impact of the international oil price on their performance.

         If actual expenditures by our customers vary from their anticipated expenditures, whether as a result of fluctuations in the international price of oil, or otherwise, our business, results of operations and financial condition may be materially adversely affected.

IF WE ARE UNABLE TO COMPETE EFFECTIVELY IN THE MARKETPLACE, WE MAY SUFFER A DECREASE IN MARKET SHARE, REVENUES AND PROFITABILITY.

         Competition in our industry is intense and we expect competition to increase. Some of our competitors are divisions or subsidiaries of companies that have greater financial and other resources, greater name recognition, and more extensive and diversified operations than we do. We compete with Geoquest, a division of Schlumberger Ltd. and Landmark Graphics Corporation, a subsidiary of Halliburton Co. in regard to the provision of software solutions and products. In addition, we compete with Western Geco, a joint-venture between Schlumberger Ltd. and Baker Hughes Inc. and Compagnie Generale de Geophyisique, one of our major shareholders, and Veritas DGC Inc. and others in the seismic data processing and analysis services industry. We also face competition from a number of much smaller companies that provide products that serve niche portions of our markets and from small service bureaus providing seismic data processing and analysis services. Current and potential competitors have established, and may establish in the future, cooperative relationships among themselves or with third parties to increase their ability to address the needs of prospective customers. Accordingly, new competitors or alliances among competitors may emerge and acquire market share. As a result, our competitors may be able to adapt to new or emerging technologies and changes in customer requirements, and our larger competitors may be able to devote greater resources to the promotion and sale of their products. We cannot guarantee that we will be able to compete effectively against current or future competitors or that competitive pressures will not harm our financial results.

OUR SUCCESS DEPENDS ON OUR ABILITY TO CONTINUALLY ENHANCE AND MARKET TECHNOLOGICALLY SOPHISTICATED PRODUCTS AND SERVICES.

         We believe that our future success will largely depend upon our ability to continue to enhance our existing products and services and to successfully develop and market and introduce new products and services to meet the requirements of our customers. We are currently devoting significant resources to refining and expanding the range of products and services offered by us to our customers.

         We cannot assure you that we will be successful in developing and marketing new solutions that respond adequately to technological change. Our present or future products and services may not satisfy the evolving needs of the oil and gas industry. In addition, if we are unable to anticipate or respond adequately to the demands of our customers, due to resource, technological or other constraints, our business and results of operations could be materially adversely affected.

WE MAY SEEK TO EXPAND OUR BUSINESS THROUGH ACQUISITIONS THAT COULD RESULT IN DIVERSION OF RESOURCES AND EXTRA EXPENSES, WHICH COULD DISRUPT OUR BUSINESS AND HARM OUR FINANCIAL CONDITION.

         We have pursued, and may continue to pursue, acquisitions of business, products and technologies, or the establishment of joint venture arrangements, that could expand our business. For example, in October 2000, we acquired the Flagship software division from Compagnie Generale de Geophysique, and in April 2001 we acquired the GeoScene(R) product line from

Oilfield Systems Limited. In addition, in May 2001, we acquired Sysdrill Limited, a provider of software solutions for drilling engineering and well operations.

         The negotiation of potential acquisitions or joint ventures and the integration of an acquired or jointly developed business, technology or product could cause diversion of management's attention from the day-to-day operation of our business. Future acquisitions could result in:

          -    potentially dilutive issuances of equity securities;

          -    the incurrence of debt and contingent liabilities;

          -    amortization of goodwill and other intangibles;

          -    research and development write-offs; and

          -    other acquisition-related expenses.

         We may also acquire other companies where we believe that we can acquire new products or services or otherwise enhance our market position or strategic strengths. However, there can be no assurance that suitable acquisition candidates can be found, that potential acquisitions can be consummated on terms favorable to us, or that the Flagship, GeoScene(R) or Sysdrill acquisitions will significantly enhance our products or strengthen our competitive position.

         Acquired business or joint ventures may not be successfully integrated with our operations or with our technology. In addition, we may not receive the intended benefits of the acquisition or joint venture.

IF WE FAIL TO ATTRACT AND RETAIN SKILLED EMPLOYEES, WE WILL NOT BE ABLE TO IMPLEMENT OUR BUSINESS STRATEGY OR OPERATE OUR BUSINESS EFFECTIVELY.

         Our products require highly qualified personnel for research and development, sales and marketing, software programming and technical customer support and services. Our success depends in large part on our ability to attract, train, motivate and retain highly skilled scientists and technology professionals, including geologists, geophysicists, petrophysicists, drilling and reservoir engineers, mathematicians and software programmers. Qualified personnel in these areas are in demand and are likely to remain a limited resource for the foreseeable future.

         Our ability to expand our business is dependent upon our success in recruiting such personnel and our ability to manage and coordinate our worldwide development efforts. We may be unable to continue to attract and retain the skilled employees we require and any inability to do so could adversely impact our ability to manage and complete our existing projects and to compete for new customer contracts. In addition, the resources required to attract and retain such personnel may adversely affect our operating margins. The failure to attract and retain qualified personnel may have a material adverse effect on our business, results of operations and financial condition.

         Our success also depends, to a certain extent, upon the continued active participation of a relatively small group of senior management personnel who have been with us, or with the companies we have acquired, for many years. The loss of the services of some or all of these employees could have a material adverse effect on our business.

OUR REVENUES AND OPERATING RESULTS MAY VARY FROM QUARTER TO QUARTER, INCLUDING AS A RESULT OF THE FOLLOWING:

          - the size, timing and efficient execution of significant service projects;

          -    the size and timing of orders for software products;

          -    increased competition;

          -    timing of software product releases;

          - delays in execution and acceptance of significant service projects by customers;

          -    changes in expenses;

          -    changes in our strategy;

          -    personnel changes;

          -    foreign currency exchange rates;

          - factors impacting on the oil and gas industry expenditure decisions; and

          -    general economic and political factors.

         Due to the relatively fixed nature of certain of our costs, a decline of revenue in any quarter would result in lower profitability for that quarter.

BECAUSE SUBSTANTIALLY ALL OF OUR REVENUES ARE GENERATED INTERNATIONALLY, OUR RESULTS OF OPERATIONS COULD SUFFER IF WE ARE UNABLE TO MANAGE INTERNATIONAL OPERATIONS EFFECTIVELY.

         During 2000, approximately 60% of our revenues were generated from customers in North America, Europe, the Middle East and Africa and the balance of our revenues were derived from customers in the former Soviet Union, the Asia-Pacific region, China and Latin America. Our strategy is to continue to broaden our existing customer base in the different regions in which we operate and to expand into new international markets. The expansion of our existing international operations and entry into additional international markets will require significant management attention and financial resources. We maintain development facilities in Israel, the United States, Australia, Russia, France, the United Kingdom and Canada, and we have sales and operations offices and service centers in North America, Europe, Latin America, China and the Asia-Pacific region.

         In addition, conducting our business internationally subjects us to certain risks including:

          -    legal and cultural differences in the conduct of business;

          -    longer payment cycles than is customary in developed economies;

          -    increased risk of collection;

          -    burdens that may be imposed by tariffs and other trade barriers;

          -    staffing and managing international foreign operations;

          - burden of compliance with laws and regulations of a wide variety of countries ;

          - immigration regulations that limit our ability to deploy our employees;

          -    political instability; and

          -    potentially adverse tax consequences.

         One or more of these factors could have a material adverse effect on our international operations.

FLUCTUATIONS IN EXCHANGE RATES MAY ADVERSELY AFFECT OUR BUSINESS.

         Although most of our revenues are denominated in U.S. dollars, approximately 70% of our operating costs are incurred outside the United States. As a result, fluctuations in exchange rates between the currencies in which these costs are incurred and the U.S. dollar may have a material adverse effect on our results of operations and financial condition. The cost of our operations in the different counties in which we operate, as expressed in U.S. dollars, could be adversely affected by the extent to which any increase in the operating costs in the local currency of those countries is not offset (or is offset with a time delay) by a devaluation of the currencies in those countries in relation to the U.S. dollar. As a result of this differential, from time to time we experience increases in the costs of our operations in the countries in which we operate, as expressed in U.S. dollars, which could in the future have a material adverse effect on our results of operations and financial condition.

         Where we believe it appropriate we limit these exposures by entering into specific hedging transactions. However, hedging transactions may not enable us to avoid exchange-related losses, and our business may be harmed by exchange rate fluctuations.

         The imposition of exchange or price controls or other restrictions on the conversion of foreign currencies could also have a material adverse effect on our business, results of operations and financial condition.

IF WE ARE UNABLE TO ADEQUATELY PROTECT OUR INTELLECTUAL PROPERTY OR BECOME SUBJECT TO A CLAIM OF INFRINGEMENT, OUR BUSINESS MAY BE MATERIALLY ADVERSELY AFFECTED.

         Our success and ability to compete depend substantially upon our internally developed technology. Any misappropriation of our technology could seriously harm our business. We regard a substantial portion of our software products and systems as proprietary and rely on a combination of statutory and common law copyright, trademark and trade secret laws, customer licensing agreements, employee and third party non-disclosure agreements and other methods to protect our proprietary rights. Our software includes license manager mechanisms to prevent or inhibit unauthorized use but these can be violated by sophisticated users. We generally enter into confidentiality agreements with our employees, consultants, customers and potential customers and limit access to and distribution of proprietary information.

         Despite our efforts to protect our intellectual property rights, unauthorized parties may attempt to bypass our license manager, copy or otherwise obtain our software or technology or to develop software with the same functionality. We cannot be certain that the steps we have taken will prevent misappropriation particularly in those foreign countries where the laws may not protect our intellectual property to the same extent as the laws of the United States. If we have to resort to legal proceedings to enforce our intellectual property rights, the proceedings may be burdensome and expensive and may involve a high degree of risk. These events could seriously harm our business.

         Although we have not received any notices from third parties alleging infringement claims, third parties could claim that our current or future products or technology infringe their proprietary rights. Any such claim of infringement by a third party could cause us to incur substantial costs defending against the claim, even if the claim is invalid, and could distract our management from our business. Furthermore, a party making such a claim could secure a judgment that requires us to pay substantial damages. A judgment could also include an injunction or court order that could prevent us from selling the software product concerned. Any of these events could seriously harm our business.

WE CURRENTLY PARTICIPATE IN OR RECEIVE TAX BENEFITS FROM GOVERNMENT PROGRAMS. THESE PROGRAMS REQUIRE US TO MEET CERTAIN CONDITIONS AND THESE PROGRAMS AND BENEFITS MAY BE TERMINATED OR REDUCED IN THE FUTURE.

         We receive benefits from certain Israeli government investment incentive programs and tax benefits. For example, we receive tax benefits under Israeli law for capital investments that are designated as "Approved Enterprises". To maintain our eligibility for these programs and tax benefits, we must continue to meet certain conditions. If we fail to comply with these conditions, the tax benefits received could be cancelled and/or we could be required to refund tax benefits already received. Additionally, some of these programs and the related tax benefits are available to us for a limited number of years, and these benefits expire from time to time.

         Any of the following could have a material affect on our business, financial condition and result of operations:

          -    some programs in which we participate may be discontinued;

          - we may be unable to meet the requirements in order to continue to qualify for some programs;

          - these programs and tax benefits may be unavailable in the future, either at all, or at their current levels; or

          - upon expiration of a particular benefit, we may not be eligible to participate in a new program or qualify for a new tax benefit that would offset the loss of the expiring tax benefit or we may be required to refund previously accredited tax benefits if we are found to be in violation of the stipulated conditions.

         For more information, see Item 10. "Additional Information - Taxation".

FROM TIME TO TIME, OUR SOFTWARE MAY CONTAIN UNDETECTED ERRORS, PRODUCT DEFECTS OR SOFTWARE ERRORS. THIS MAY CAUSE US TO EXPERIENCE A DECREASE IN MARKET ACCEPTANCE AND USE OF OUR SOFTWARE PRODUCTS AND WE MAY BE SUBJECT TO WARRANTY AND OTHER LIABILITY.

         Our software products are highly complex and may, from time to time, contain design defects or software errors that may be difficult to detect and correct. This may cause delays in software product releases or damage customer satisfaction and may have a material adverse effect on our business, results of operations and financial condition.

         Since our products are generally used by our customers to perform important business functions, design defects, software errors, misuse of our products, incorrect data from external sources or other potential problems within or out of our control may arise from the use of our products, and may result in financial or other damages to our customers. Our failure or inability to meet a customer's expectations in providing products or performing data processing and interpretation projects may result in the termination of our relationship with that customer or could give rise to claims against us. Although we have agreements with our customers that contain provisions designed to limit our exposure to potential claims and liabilities arising from the type of problems described, these provisions may not effectively protect us against such claims in all cases. Claims and liabilities arising from customer issues could damage our reputation, resulting in loss of existing or future customers or loss of or delay in revenue. These events may adversely affect our business, results of operations and financial condition.

WE MAY BE ADVERSELY AFFECTED BY POLITICAL AND ECONOMIC CONDITIONS IN ISRAEL.

         We are organized under the laws of the State of Israel. However, as of December 31, 2000, only approximately 17% of the Company's total staff, our principal research and development facility and the Company's principal executive offices were located in Israel. Our operations, financial condition and results of operations are directly influenced by economic, political and military conditions in and affecting Israel. We could be adversely affected if major hostilities break out in the Middle East or if trade involving Israeli origin goods and services is curtailed. Any future armed conflicts or political instability in the region could negatively affect our business or harm our results of operations. We cannot predict whether a full resolution of these problems will be achieved, the nature of any such resolution or any consequences that any of these factors may have on us. The peace process between Israel and the Palestinian Authority has seriously deteriorated due to the recent increased violence between Palestinians and Israelis. Continued hostilities between the Palestinian community and Israel and any failure to settle the conflict may have a material adverse effect on our business. Further deterioration of hostilities into a full scale conflict might require more widespread military services by some of our employees which may have a material adverse effect on our business.

          Israeli companies and companies doing business with them have been subject to an economic boycott initiated by the Arab countries. Some of the companies that are significant suppliers of hydrocarbon products are located in countries that may very well participate in boycotts of products and service of Israeli origin. This boycott and policies may harm our operating results or the expansion of our business.

OUR SHARE PRICE HAS FLUCTUATED AND COULD CONTINUE TO FLUCTUATE SIGNIFICANTLY.

         The market for our ordinary shares, as well as the prices of shares of other oilfield services companies and technology companies, has been volatile. A number of factors, many of which are beyond our control, may cause the market price of our ordinary shares to fluctuate significantly, such as:

          - fluctuations in our quarterly revenues and earnings and those of our publicly held competitors;

          - shortfalls in our operating results from the levels forecast by securities analysts;

          -    public announcements concerning us or our competitors;

          -    changes in pricing policies by us or our competitors;

          -    market conditions in our industry; and

          -    the general state of the publicly traded securities market .

         We have no control over any of these matters and any of them may adversely affect our business internationally. In addition, trading in shares of companies listed on the Nasdaq National Market in general and trading in shares of technology companies in particular has been subjected to extreme price and volume fluctuations that in some cases have been unrelated or disproportionate to operating performance. These broad market and industry factors may depress our share price, regardless of our actual operating results.

IT MAY BE DIFFICULT TO ENFORCE A U.S. JUDGMENT AGAINST US, OUR OFFICERS AND DIRECTORS AND OUR ISRAELI AUDITORS OR TO ASSERT U.S. SECURITIES LAW CLAIMS IN ISRAEL.

         Service of process upon our directors and officers and our Israeli auditors may be difficult to effect in the United States because almost all these parties reside outside the United States and a substantial portion of our assets and the assets of these persons are located outside the United States. Any judgment obtained in the United States against such parties may be unenforceable within the United States.

         It is not clear whether civil liabilities under the Securities Act and the Securities Exchange Act can be enforced in Israel. However, subject to time limitations, Israeli courts may enforce a U.S. judgment in a civil matter, if:

          - the application for enforcement was filed within five years after the judgement;

          - adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard;

          - the judgment and its enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel;

          - the judgment was rendered by a court of competent jurisdiction, in compliance with due process and the rules of private international law prevailing in Israel;

          - the judgment was not obtained by fraudulent means and does not conflict with any other valid judgment in the same matter between the same parties;

          - no action between the same parties in the same matter is pending in any Israeli court at the time the lawsuit is instituted in a U.S. court; and

          - the U.S. courts are not prohibited from enforcing judgments of the Israeli courts.

PROVISIONS OF ISRAELI LAW MAY DELAY, PREVENT OR MAKE MORE DIFFICULT AN ACQUISITION OF OUR COMPANY, WHICH COULD DEPRESS OUR SHARE PRICE.

         Provisions of our Articles of Association restricting business combinations with interested shareholders and provisions of Israeli law may delay, prevent or make difficult an acquisition of our company, which could prevent a change of control and therefore depress the price of our stock. Israeli corporate law regulates mergers and acquisitions of shares through tender offers in certain circumstances, requires special approvals for transactions involving significant shareholders and regulates other matters that may be relevant to these types of transactions. For details see Item 10. - "Anti-Takeover Provisions; Mergers and Acquisitions under Israeli Law."

         In addition, Israeli tax law treats certain acquisitions, particularly stock-for-stock swaps between an Israeli company and a foreign company, less favorably than United States tax law. Israeli tax law may, for instance, subject a shareholder who exchanges his company shares for shares in a foreign corporation to immediate taxation.

ITEM 4.         INFORMATION ON THE COMPANY

A.       HISTORY AND DEVELOPMENT OF THE COMPANY

         Paradigm Geophysical Ltd. was incorporated and registered in Israel in 1987 under the laws of the state of Israel as a company with limited liability, under the name G.T. Graphic Technology Ltd. We changed our name to Paradigm Geophysical Ltd. in October 1993.

         Our principal executive offices are located at Shenkar St. 9, Gav Yam Center No.3, Herzlia 46120, Israel and our telephone number is + 972-9-9709300.

         Our agent in the United States is Paradigm Geophysical Corp. and its principal offices are located at Two Allen Center, 1200 Smith Street, Suite 2100, Houston, TX 77002.

         Our global business is conducted through subsidiaries and representative offices in several locations worldwide and aims to provide technical information solutions, including software products and product-driven services to companies involved in the exploration and production of oil and gas and to oilfield service companies.

         DEVELOPMENTS SINCE JANUARY 1, 2000

         In October 2000, we acquired the Flagship reservoir interpretation and characterization software business division of Compagnie Generale de Geophysique for a purchase price of approximately $14 million comprising cash and ordinary shares of Paradigm. The acquisition of the Flagship business included Integral Plus and Stratimagic products, which are widely installed worldwide and provide significant additions to Paradigm's reservoir interpretation and characterization product line.

         In April 2001, we acquired all the rights to the GeoScene(R) product line and related customer services from Oilfield Systems Limited. This product suite strengthens the range of products and services that we offer in the field of geological interpretation.

         In May 2001, we acquired Sysdrill Limited, a Scottish company, for a cash consideration and ordinary shares of Paradigm. Sysdrill is one of the leading software and service providers of drilling engineering and well operations solutions.

         Our principal capital expenditures for 2000 was for computer and peripheral equipment, resulting in a significant expansion in computer capacity for services.

B.       BUSINESS OVERVIEW

         We provide technical information solutions for the oil and gas industry worldwide consisting of software solutions and services to companies involved in the exploration and production of oil and gas and to oilfield service companies.

         We provide integrated, scientifically advanced productivity solutions, technical services, data processing services and reservoir studies services for reservoir description. Our products include:

          - SOFTWARE SOLUTIONS - Software products and add-on packs, designed to accommodate a customer's technical workflows, for analysis of hydrocarbon prospects.

          - TECHNICAL SERVICES - On-site support, post contract support and technical training designed to complement our software solutions in order to maximize the added-value of the customer investment in our software solutions.

          - DATA PROCESSING SERVICES - Advanced seismic data processing based on our software solutions and our seismic data analysis experts.

          - RESERVOIR STUDIES SERVICES - Advanced reservoir characterization and simulations services and integrated studies based on our software solutions and our interpretation and reservoir characterization experts.

         We operate a global network of sales, users' support and services with 21 offices in 17 countries, serving all major oil-and gas-producing provinces in the world.

         THE OIL AND GAS INDUSTRY BACKGROUND

         Our business and operations are substantially dependent upon the condition of the global oil and gas industry. The oil and gas industry is highly cyclical and has been subject to significant economic fluctuations at various times as a result of numerous factors affecting the supply of and demand for oil and natural gas, including the level of capital expenditures of the oil and gas industry, the level of drilling activity, the level of production activity, market prices of oil and gas, worldwide economic conditions, interest rates and the cost of capital, environmental regulations, tax policies, political requirements of national governments, coordination by the Organization of Petroleum Exporting Countries ("OPEC"), market behavior of oil producers who are not members of OPEC, cost of producing oil and natural gas, and technological advances.

         Crude oil prices remained at or near record highs throughout 2000. As oil and gas prices were significantly above the price levels assumed for their budgets, oil companies achieved higher profits and greater cash flows than expected. This did not fully translate into additional capital investment. Investments made by oil and gas companies were predominantly to improve production efficiency on existing prospects, or on the purchase of producing assets and reserves, primarily gas opportunities in North America.

         The merger and consolidation activities of a number of large customers over the past two years has affected the demand for products and services. The companies that have merged continue to evaluate their oil and gas properties, refining and distribution facilities, and organizations. This evaluation process has translated into a short-term reluctance to undertake new investments in non core-business activities.

         However, the second half of 2000 reflected increased exploration and production investment , particularly in North America. Although there can be no assurances, we believe that this trend will continue in 2001 on an international scale. Over the longer term we believe that rising populations in many countries and greater industrialization efforts will continue to propel worldwide economic expansion, especially in developing nations and that these factors will result in increasing demand for oil and gas needed for refined products and petrochemicals.

         OUR PRODUCTS

         In line with the technological advances in the geoscience knowledge industry and a changing focus in the use of high-end geoscience solutions for hydrocarbon exploration and production, in 2000, we redefined our solutions based on our existing product modules and the product modules acquired by us in recent acquisitions.

          - MORE PETROPHYSICS AND GEOLOGY: We have enhanced our product suite through further integration, and the addition of new tool-sets, such as the geological solutions from the Flagship acquisition, and new petrophysical and geological modules from Chevron and TotalFinaElf.

          - MORE KNOWLEDGE FROM EXISTING DATA: We have introduced the concept of "interoperability" -- a computer science development that permits our solutions to use all the corporate prospect data bases in whatever format they exist and without the need to reformat or undertake large "data management" efforts.

          - NEW WORKFLOWS: We have combined our software modules into industry-standard cost-effective workflows. While these are offered as the seven primary industry-standard workflows, our integrated software is structured such that any combination of modules can be tailor-made for workflows specific to the analysis needs for each prospect.

          - EXPANDED GLOBAL SERVICE CAPACITY: We have expanded our global service capacity with additional super computer power in Houston and expanded staff in Asia Pacific, the CIS and Latin America, to meet the demand for out-sourced seismic data processing.

          - RESERVOIR STUDIES: We have expanded our service offering to include reservoir studies -- the search for the smaller reservoirs within the larger producing fields.

         We currently offer the following software workflow solutions:

          - SEISMIC DATA PROCESSING & IMAGING SOLUTIONS for customers that are using our products for production seismic data processing. This solution integrates Focus(R) and Geodepth(R) Power and Probe products.

          - SEISMIC DATA ANALYSIS AND QUALITY CONTROL SOLUTIONS for customers that are using our products for the analysis of seismic data and quality control of data processing, based on Geodepth(R) Power, Probe(TM), Vanguard(TM) and Earthstudy(TM) workflows and supplying workflows for interpretive AVO (amplitude with offset), attribute analysis, seismic modeling and velocity analysis in an integrated environment.

          - PROSPECT GENERATION INTERPRETATION SOLUTIONS for customers that are using our interpretation products for rapid, production-oriented generation of prospects. This solution combines our latest visual data management and large volume roaming with the new Reservoir Navigator(TM), SeisX(TM) and Voxelgeo(TM), for prospect generation, with workflows from Stratimagic(R) for seismic facies classification, and Geoscene(R) for geological interpretation.

          - RESERVOIR EVALUATION INTERPRETATION SOLUTIONS for customers that are using our products for quantitative interpretation and delineation of the reservoir framework. This uses the capabilities of Reservoir Navigator(TM), Voxelgeo(TM), SeisFacies(TM), Nexmodel(TM) and Geosec(TM) workflows.

          - RESERVOIR CHARACTERIZATION & SIMULATION SOLUTIONS for customers that are using our products for analysis and modeling of reservoir properties using seismic data inversion, petrophysical analysis and rock physics in our Vanguard(TM), GeoLog(TM), Stratimagic(R) and Voxelgeo(TM) based workflows.

          - PETROPHYSICAL ANALYSIS & ROCK PHYSICS SOLUTIONS for customers that are using our products for analysis and modeling of rock properties based on Geolog(TM), for formation evaluation and petrophysical analysis.

          - WELL PLANNING & DRILLING SOLUTIONS for customers that are using our products for well planning, drilling design and monitoring. We have integrated our geological and geophysical solutions with Sysdrill's engineering solutions. The introduction of the Sysdrill product line and DirectorGeo(TM) move our solutions further downstream into the well operations area and provide a critical link between drilling engineering, well planning and the geosciences.

         We offer the following service solutions:

          Our eleven service centers worldwide offer the skills and knowledge of specialist and experienced geoscientists in partnership with our customer's expert teams, together with super computing resources utilizing our software solutions.

          - SEISMIC DATA IMAGING SERVICES- for customers that require production seismic data processing services we offer delivery of large-scale seismic data imaging projects.

          - RESERVOIR STUDIES SERVICES- for customers that require integrated reservoir studies services we offer quality delivery of large-scale integrated studies and reservoir characterization and simulation projects.

         CUSTOMER SUPPORT

         We employ geoscientists and computer scientists to provide installation and training, online support, on-call problem prevention and resolution and on-site troubleshooting. On-line product support enables customers to download product enhancement and support packs and product documentation and to submit technical support incident reports or questions to the customer support group. We have initiated on-line discussion forums. We provide our customers with optional post-contract maintenance and support agreements, which are renewable annually. A typical software license agreement provides the customer's first year of support in conjunction with the initial purchase of the software license. Most of our customers have entered into post-contract maintenance and support agreements, which entitles them to receive product updates as well as professional and technical support.



         MARKETING AND SALES

         We market and sell our products and services to the oil and gas industry, primarily through local sales offices, and to a lesser extent, sales agents and representatives in a small number of markets in which we do not have a regional or local sales presence. Our local offices are staffed with a sales force, technical experts and operating managers. Our sales and marketing strategy is to maintain and enhance our local presence in the markets in which we operate by acquiring significant in-house knowledge of local geology and local hydrocarbon conditions and local markets.

         We engage in a variety of marketing activities, including:

          - conducting high level educational workshops and seminars in several locations worldwide to demonstrate the application of our products and to upgrade the end users skills and efficiency in the use of our products;

          - participating in regional trade shows showcasing our technology at customized demonstration booths;

          - encouraging our technical staff to present papers at technical conferences;

          - participating in all major industry events worldwide; and - advertizing on a regular basis in trade and technical magazines.

         RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES ETC.

         We believe that significant investment in research and development is essential to maintaining our technological expertise in the market for geoscience knowledge solutions for the oil and gas industry, and to our strategy of being a leading provider of innovative geoscience software products and services.

         Net research and development expenses were $7.7 million, $9.3 million, $11.2 million in 1998, 1999 and 2000, respectively.

         Three major new products have been launched by us since October 1997 - Probe, Vanguard and GeoSec3D - and all of our products have been enhanced and upgraded to provide new analysis features and, in some cases, re-engineered, to keep pace with changes in computing sciences and graphics manipulation. In addition, our acquisitions have also added several new technologies and products to our range of products and solutions.

         Because of the open-architecture expected by the industry we have enabled our software to work on our competitors' data bases and to interact with our competitors' software. We also provide our customers with tool-kits that permit the incorporation of their proprietary workflows and algorithms into our software.

         Recent industry restructuring has resulted in a significant downsizing of the research and development staff in several oil companies, many of whom now look to companies like Paradigm for technology cooperation. In 2000, we signed Technology Cooperation agreements with Chevron and TotalFinaElf. These two agreements allow us to incorporate the results of Chevron and TotalFinaElf research and field testing of specialized geological analysis and well-logging into our software for the benefit of the entire industry.

         Our research and development efforts are focused both on the immediate competitiveness of our current solutions and products and on expected leading edge requirements and competitiveness over the next several years. We believe that our product development sights must be set far ahead not only to anticipate industry requirements, but to ensure that today's products remain viable over the long run, thereby providing continuing added value to our customers.

         Research and development continues to be managed as an integrated global team with eight centers, Israel, Houston, Paris and Pau, Aberdeen, Moscow, Brisbane and Calgary. Each center has its areas of specialization and expertise whilst product commercialization, integration and delivery are the responsibility of the research and development group in Israel. As of December 31, 2000, our research and development department consisted of 137 employees.

         INTELLECTUAL PROPERTY

         We believe that our patents, trademarks and other intellectual property rights are an important factor in maintaining our technological advantage, although no one patent is considered essential to our success. Typically, we will seek to protect our intellectual technology in all jurisdictions where we believe that the cost of such protection is warranted. While we have patented certain key technologies, we have not patented all of our proprietary technology even where we regard such technology as patentable. We also protect our intellectual property and trade secrets through confidentiality agreements with staff and customers. We have licensed certain technology from third parties, including software which is integrated with Paradigm-developed software and which we use in our service centers.

         CUSTOMERS AND COMPETITION

         Our installed base of customers consists of approximately 500 customers and about 4,500 user licenses, representing a full range of the high-end users in the industry. In 2000, no single customer represented more than 5% of our revenues.

         In certain aspects of our activities we are both a supplier and a competitor with our peer group in the oilfield service companies.

         The oilfield service industry is lead by three conglomerates, Schlumberger, Halliburton and Baker Hughes which provide vertically-integrated oilfield services including drilling, well completion and hardware infrastructure. Schlumberger and Halliburton own and operate substantial geoscience and data management software divisions, respectively, Geoquest, a division of Schlumberger Ltd. and Landmark Graphics Corporation, a subsidiary of Halliburton Co. We compete with these two companies and a number of smaller niche technology providers in connection with providing geoscience software solutions.

         Seismic data acquisition, processing and analysis are provided by several large companies amongst whom are Westerngeco, a joint-venture of Schlumberger and BakerHughes, Compagnie Generale Geophysique a major shareholder in Paradigm and Veritas DGC Inc. We compete with these companies and a range of smaller companies in relation to the provision of seismic data processing services and, to a lesser extent, in connection with services related to reservoir studies.

         We compete with companies that have longer operating histories, larger customer bases, substantially greater financial, technical, sales, marketing and other resources, and greater name recognition than us. Current and potential competitors have established, and may establish in the future, cooperative relationships among themselves or with third parties to increase their ability to address the needs of prospective customers. New competitors or alliances among competitors may emerge and acquire significant market share. As a result, our competitors may be able to adapt to new or emerging technologies and changes in customer requirements, and our larger competitors may be able to devote greater resources to the promotion and sale of their products and services. There can be no assurance that we will be able to compete successfully with existing or new competitors. Failure by us to adapt to changing market conditions and to compete successfully with established or new competitors may have a material adverse effect on our results of operations and financial condition.

         GEOGRAPHICAL AND OPERATIONAL DISTRIBUTION OF REVENUES

         Set forth below is a summary of our revenues by category and our total revenues in the major geographical regions in which we operate.

                           REVENUES - PRODUCTS                2000             1999             1998
                                                              $'000           $'000             $'000
                         North and South America             21,289           16,582           18,893
                       Europe, Africa, Middle East           14,804           11,881            9,116
                            Far East and China               10,297           14,560           10,065
                                                            -------          -------          -------
                                  TOTAL                     $46,390          $43,023          $38,074
                                                            -------          -------          -------

                           REVENUES - SERVICES
                         North and South America             10,815            7,637            2,828
                       Europe, Africa, Middle East            4,436            2,723            3,846
                            Far East and China                1,657            1,123              614
                                                            -------          -------          -------
                                  TOTAL                     $16,908          $11,483          $ 7,288
                                                            -------          -------          -------

                             REVENUES - TOTAL
                         North and South America             32,104           24,219           21,721
                       Europe, Africa, Middle East           19,240           14,604           12,962
                            Far East and China               11,954           15,683           10,679
                                                            -------          -------          -------
                                  TOTAL                     $63,298          $54,506          $45,362
                                                            -------          -------          -------

C.       ORGANIZATIONAL STRUCTURE

         Set forth below is a list of our significant subsidiaries, each of which is wholly owned:

         -        Paradigm Geophysical Corp., incorporated in the State of
                  Delaware

         -        Paradigm Geophysical (R&D) Corp., incorporated in the State of
                  Delaware

         -        Paradigm Geophysical (UK) Limited, incorporated in the United
                  Kingdom

         - Paradigm Geophysical (Europe) Limited, incorporated in the United Kingdom

         - Paradigm Geophysical (Services) Limited, incorporated in the United Kingdom

         -        Paradigm Geophysical Canada Ltd., incorporated in Canada

         -        Paradigm Geophysical Pty Ltd. incorporated in Australia

         -        PT Paradigm Geophysical (Indonesia), incorporated in Indonesia

         -        Paradigm Geophysical Pte Ltd., incorporated in Singapore

         -        Paradigm Geophysical BV, incorporated in The Netherlands

         -        Paradigm Geophysical de Venezuela, incorporated in Venezuela

         -        Paradigm Geophysical SA, incorporated in Argentina

         -        Paradigm Geophysical do Brasil LTDA, incorporated in Brazil

         -        Paradigm Geophysical Holdings EURL, incorporated in France

         -        Paradigm Geophysical (France) SA, incorporated in France

         - Paradigm Geophysical (Hungary) Group Financing LLC, incorporated in Hungary

D.       PROPERTY PLANTS AND EQUIPMENT

         Our headquarters are located in Herzlia, Israel. Set forth below is a summary of locations of our principal facilities, the facility activities and their square footage for our continuing operations:

          LOCATION                             ACTIVITIES                 FLOOR AREA
                                                                             SQ.FT
          Herzlia, Israel                     Corporate HQ                  30,601
                                                   R&D

          Houston, Texas                      Sales office                  34,217
                                             Service center
                                                   R&D

          Woking, U.K.                        Sales office                  13,000
                                             Service center

          Massy, France                       Sales office                  12,471
                                                   R&D

          Moscow, Russia                      Sales office                   9,081
                                             Service center
                                                   R&D

          Calgary, Canada                     Sales office                   8,016
                                             Service center
                                                   R&D

          Perth, Australia                    Sales office                   6,553
                                             Service center

          Brisbane, Australia                      R&D                       6,004

          Aberdeen, Scotland                  Sales office                   5,000
                                                   R&D

         In addition to the above principal facilities we also lease premises in Beijing, Jakarta, Bahrain, Caracas, Buenos Aries, Rio de Janeiro, Pau and Almaty. We believe that the facilities we currently occupy are suitable and adequate for our current needs. If we expand our operations further than we currently anticipate, we may need additional space.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

         Statements in this Annual Report concerning our business outlook or future economic performance; anticipated revenues, expenses or other financial items; introductions and advancements in development of products, and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements " as that term is defined under the United States Federal Securities Laws. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stated in such statements. Factors that could cause or contribute to such differences include, but are not limited to, those set forth under "Risk Factors" in this Annual Report as well as those discussed elsewhere in this Annual Report and in our other filings with the Securities and Exchange Commission.

         The following discussion and analysis is based on and should be read in conjunction with our consolidated financial statements, including the related notes contained in Item 18.


A.       OPERATING RESULTS

         OVERVIEW

         We provide technical information solutions to the leaders of the oil and gas industry worldwide, offering software solutions and product-driven services to companies involved in the exploration and production of oil and gas and to oilfield service companies.

         Our business solution comprises scientifically advanced software solutions, technical services, data processing services and reservoir studies services. Our products include:

         - SOFTWARE SOLUTIONS - Software products and add-on packs, designed to accommodate a customer's technical workflow for analysis of hydrocarbon prospects.

         - TECHNICAL SERVICES - On-site support, post-contract support and technical training designed to complement our software solutions in order to maximize the added value of the customer investment in our software solutions.

         - DATA PROCESSING SERVICES - Advanced seismic data processing based on our software solutions and our seismic data analysis experts.

         - RESERVOIR STUDIES SERVICES - Advanced reservoir characterization and simulations services and integrated studies based on our software solutions and our interpretation and reservoir characterization experts.

         We operate a global network of sales, users' support and services with 21 offices in 17 countries, serving all major oil-and gas-producing countries in the world.

         MARKET CONDITIONS IN 2000

         Our results in 2000 should be viewed within the context of the developments and trends in the market in which we operate, i.e. the oil field services market. This market is, in turn, directly impacted by the overall macroeconomics of oil and gas supply and demand, international oil prices, and the spending patterns of oil and gas companies.

         Despite predictions by industry analysts that capital spending by oil and gas companies on exploration and production would increase in early 2000, expenditures in those areas only started to increase in the second half of 2000. Spending by oil and gas companies during the first half of the year appears to have been concentrated mostly on production enhancement investments and related activities.

         International oil prices remained at or near record highs throughout 2000, resulting in higher profits and cash flows of oil and gas companies than forecasted. Generally, these unanticipated profits and cash flows appear to have been primarily allocated by the major oil and gas companies to items such as the trading of hydrocarbon assets and investments that improve returns on capital, such as improving production efficiency on existing prospects and on the purchase of producing assets and reserves.

         IMPACT ON PARADIGM

         While there was a demand for our software products and services in 2000, it did not meet our anticipated forecast of orders for products and services during the first half of 2000.

         Activity in the latter half of 2000 confirmed that the oil and gas companies were extensively re-analyzing archive data for their planned 2001 and beyond field development programs, and reanalyzing newly purchased library data. Our service operation benefited from this activity, as many oil and gas companies outsourced the analysis of archive data to companies that provide seismic data analysis services.

         INDUSTRY TRENDS AND THEIR SIGNIFICANCE FOR FUTURE MARKET DEVELOPMENT

         There is a shortage of skilled geoscience-knowledge staff to provide reservoir-related data analysis and interpretation and we believe that this will create an increased demand for more effective workflows by oil and gas companies.

         Within the seismic data processing market, the trend that is emerging is a return to proprietary seismic surveys, and we believe that there will consequently be an increase in seismic 4D and 4C surveys. This may increase the demand for out-sourced services for analysis of seismic surveys, well-logs, and for integrated reservoir studies.

         There is an increasing emphasis by oil exploration companies on looking for "new oil" in existing fields, requiring "high resolution" structural interpretation solutions. This may increase the demand for geological and petrophysical solutions to complement geophysical analysis and integrated reservoir studies.

         Higher oil and gas prices are expected to result in the allocation of budget resources to improve returns on existing investments and investment in new prospects based on high expected returns. This may increase capital expenditure by oil and gas companies.

         The scarcity of drillable prospects is an increasing concern to operators, especially in North America. Consequently, we believe there will be a corresponding increase in exploration spending in 2001, which is a continuation of the trend seen in 2000. This is in contrast to the emphasis placed by oil and gas companies in 1999 on production related investments. This trend may also increase capital expenditure by oil and gas companies.

         We expect that exploration activity will increase in areas of difficult geological structures such as sub-salt and ultra deep sea. Exploration in this type of difficult geological terrain may increase the demand for high value-added services, such as depth inversion and AVO seismic data processing with volume and structural interpretation solutions, integrated with petrophysical and geological data and related model building.

         Expected increases in seismic budgets and the increasing availability of high-quality multi-client data may increase the demand by the operating companies for this data. This could result in increased spending in 2001, and beyond, on data analysis and interpretation services for data acquired in 2000 (or before) and for data from new surveys or data purchased during 2000 and 2001.

         ACQUISITIONS

         The PTM acquisition - March 1999

         On March 31, 1999, we acquired the assets of the Petroleum Technologies Division of Mincom, or "PTM", a privately held Australian company for $8.4 million in cash. The primary product asset is GeoLog(TM), a well-log and petrophysics analysis program. PTM's financial results were consolidated with those of Paradigm commencing in the second quarter of 1999.

         The Flagship Acquisition - October 2000

         On October 4, 2000, we acquired the Flagship reservoir interpretation and characterization software business division of Compagnie Generale de Geophysique ("CGG") for a purchase price of approximately $14.1 million, comprised of cash and ordinary shares of Paradigm. As a consequence of the transaction, CGG acquired approximately 10.1% of our outstanding shares and is therefore an important strategic industry partner in our business.

         The Flagship business included the Integral Plus and Stratimagic products, which are widely installed worldwide and provide significant additions to Paradigm's reservoir interpretation and characterization product line. We also took over a staff of 80 employees, mainly in France, which included management, product development, sales, customer support and consulting expertise for reservoir studies. We believe that the Flagship acquisition will significantly expand our current customer base. We are in the process of integrating the operations of Flagship with our business.

         ACQUISITIONS IN 2001

         In April 2001, we acquired all the rights to the GeoScene(R) product line and related customer services from Oilfield Systems Limited. We believe that this product suite will further strengthen our products and service offerings in geological interpretation.

         In May 2001, we acquired Sysdrill Limited, a Scottish company, for cash and ordinary shares of Paradigm. Sysdrill is one of the leading software and service provider of drilling engineering and well operations solutions. We believe that the acquisition of Sysdrill will allow us to combine our technologies with those of Sysdrill in order to offer technical solutions that integrate geoscience knowledge with drilling and well operations solutions.

         THE FINANCIAL IMPACT OF THE FLAGSHIP ACQUISITION

         The acquisition was accounted for using the purchase method of accounting. The fair market value of Flagship's assets and liabilities have been included in our balance sheet as of October 4, 2000. Pursuant to an acquired technology valuation obtained in connection with the acquisition, an independent specialist valued the Flagship technology acquired from CGG at $3.4 million, by applying the income approach method, which considers the present value of prospective earnings that will be generated from the software. This amount is being amortized over ten years. Pursuant to the acquired technology valuation, the customer base of Flagship was valued at $ 2.4 million by applying the avoided cost approach, and is being amortized over twenty years. The workforce-in-place was valued at $1.2 million using the cost approach, and is being amortized over ten years. The goodwill in connection with the Flagship business is valued at $ 7.1 million and is being amortized over twenty years. .

         Flagship's financial results were consolidated into our financial results, commencing in the fourth quarter of 2000. The Flagship financial results had a negative impact on our net income for the fourth quarter of 2000. The full impact of efficiency gains through the integration of various regional operations is expected to take up to twelve months from the date of the acquisition.



         The following table sets forth for the fiscal years ended December 31, 2000, 1999 and 1998, our consolidated statements of operations reflected as a percentage of total revenues:

                                                            1998           1999          2000
                                                            ----           ----          ----
REVENUES:

 Products                                                   83.9%          78.9%         73.3%
 Services                                                   16.1%          21.1%         26.7%
                                                           -----          -----         -----
      TOTAL REVENUES                                       100.0%         100.0%        100.0%
                                                           -----          -----         -----


OPERATING EXPENSES:

 Cost of products                                           18.9%          22.8%         17.1%
 Cost of services                                            6.8%          10.6%         10.0%
 Research and development                                   16.9%          17.1%         17.7%
 Selling, general and administrative                        34.9%          37.9%         37.2%
 Depreciation                                                5.1%           7.1%          7.5%
 Amortization                                                5.2%           5.6%          5.3%
 Non recurring expenses                                      0.0%           5.0%          0.0%
                                                           -----          -----         -----
  TOTAL OPERATING EXPENSES                                  87.8%         106.1%         94.8%
                                                           -----          -----         -----

OPERATING INCOME (LOSS)                                     12.3%          (6.0%)         5.2%
 Financial income (expenses), net                           (1.5%)         (0.9%)        (0.9%)
                                                           -----          -----         -----
INCOME (LOSS) BEFORE INCOME TAXES                           10.8%          (6.9%)         4.3%
 Income tax                                                  0.8%           0.0%          0.6%
                                                           -----          -----         -----
NET INCOME(LOSS)                                            10.0%          (6.9%)         3.7%
                                                           -----          -----         -----

         The results of operations for the year ended December 31, 2000 described above and elsewhere in this annual report include 12 months of operations of Paradigm, consolidated with three months of post-acquisition operations (October through December) of Flagship. The results of operations for the year ended December 31, 1999 described in this annual report include 12 months of operations of Paradigm consolidated with nine months of post-acquisition operations (April through December) of PTM.

         We believe that the contribution of Flagship and PTM products and operations, and their integration with our activities, cannot be adequately portrayed in a typical year-by-year discussion. As a consequence, the financial results described in this annual report for these periods are not directly comparable. Note 1 to our audited financial statements for the year ended December 31, 2000 includes the pro-forma unaudited results of operations of Paradigm and Flagship for the year ended December 31, 1999 and 2000 assuming that the Flagship acquisition had been completed on January 1, 1999 and January 2000, respectively, and pro-forma unaudited combined results of operations of Paradigm and PTM for the years ended December 31, 1998 and 1999, as if the PTM acquisition had been completed on January 1, 1998 and 1999, respectively. Where we have considered it relevant to an understanding of our results of operations for the years ended December 31, 1998, 1999 and 2000, we have referred to the consolidated pro forma results.

         REVENUES

         Our revenues are derived mainly from the sale of software licenses and related maintenance and support contracts and from providing seismic data processing and reservoir studies services. In choosing to market both products and services, we aim to diversify revenue sources to try to minimize risk in seasonal and regional downturns. Maintenance and support revenues also provide a predictable revenue stream.

         Total revenues in 2000 increased by 16% over 1999. Assuming that the Flagship acquisition had not been completed on October 4, 2000, total revenues in 2000 would have increased by 11% over 1999. If the pro-forma total revenues in 1999 (i.e. assuming that the PTM acquisition had been completed as of January 1, 1999) are compared to the total revenues in 2000 (without taking into account Flagship), total revenues increased by 7% over 1999.

         Total revenues in 1999 increased by 20% over 1998. This increase is 9% when comparing pro-forma 1999 total revenues to pro-forma 1998 total revenues (assuming that the PTM acquisition had been completed as of January 1 1999 and 1998, respectively).

         In 2000, the relative proportion of revenues derived from services increased to 27% of total revenues compared to 21% of total revenue in 1999 and 16% in 1998. This increase was due both to the organic growth in service revenues on a year-over-year basis, and the relative slowdown in growth in product revenues in 2000 and 1999.

         PRODUCTS

         This revenue category includes the sale of perpetual licenses for software usage, and the annual maintenance and support charges for this software and the occasional sale of hardware. See note 2g to our consolidated financial statements for details of our accounting policy on revenue recognition of products.

         Product revenues in 2000 increased by 8% over 1999. Within the limits of the analysis of pro-forma estimates and assuming that the Flagship acquisition had not been completed as of December 31, 2000 and assuming that the PTM acquisition had been completed as of January 1, 1999, pro-forma product revenues would have decreased by 2% in 2000 over 1999. Product revenues in 1999 increased by 13% over 1998. Within the limits of the analysis of pro-forma estimates and assuming that the PTM acquisition had been completed as of January 1, 1998, pro-forma product revenues would have increased by 2% in 1999 over 1998.

         Both 1999 and 2000 product revenues are influenced to different extents by the impact of the one-time turnkey project, which included hardware and software and on-going maintenance revenues. Turnkey project revenues were $1.7 million in 2000 and $6.7 million in 1999.

         Product sales in 2000 were characterized by the increase in purchases of advanced interpretation, visualization, and reservoir characterization solutions as stand-alone solutions and also as add-ons to the existing installed base of our products and those of our competitors. In 2000, there was a decline in purchases of seismic data processing software, which we attribute to the industry's move to increased outsourcing of high-end processing.

         The Flagship business acquired in October 2000 contributed $ 2.8 million of total product revenues in 2000, constituting 6% of total product revenues for the year.

         SERVICES

         The services revenue category includes seismic data processing and reservoir studies services. See note 2g of our consolidated financial statements for details of our accounting policy on recognition of revenues from services.

         Revenues from services increased by 47% over 1999, which was 58% higher than in 1998. In 2000, we continued to capture a significant share of the outsourcing demand for high-end seismic data processing services in the US and other international markets.

         To meet the increase in demand for high-end seismic data processing services and to provide for faster turn-around time for large surveys, in 2000, we continued to invest in our service business, increasing computer capacity and expertise in the US, Latin America, the former Soviet Union and the Asia Pacific region. We currently operate 13 service centers worldwide.

         REGIONAL DISTRIBUTION OF REVENUES

         The following table presents the geographic distribution of our revenues:

% Segment Revenue                           1998          1999          2000
                                            ----          ----          ----
PRODUCTS
North and South America                       50%           39%           46%
Europe, Middle East and Africa                24%           28%           32%
Asia and Pacific                              26%           33%           22%
                                             ---           ---           ---
                                             100%          100%          100%
SERVICES
North and South America                       39%           67%           64%
Europe, Middle East and Africa                53%           23%           26%
Asia and Pacific                               8%           10%           10%
                                             ---           ---           ---
                                             100%          100%          100%

         The changes in regional distribution of revenues for the period 1998 to 2000 for our two revenue segments reflects the changing regional economic situation, the oil price crisis, the merger activity in oil companies, and the regionally differential growth in outsourcing demand.

         The table demonstrates the importance of our global presence as a significant contributing factor to our revenue growth, as well as the geographic risk-balancing achieved by maintaining a presence in multiple markets and a wide customer spread.

         REGIONAL PRODUCTS REVENUE DISTRIBUTION

         In 1998, regional product revenues were affected by the Asia and Russian economic crises. In 1999, and to some extent in 2000, regional revenues in North America and Europe were impacted by the downturn in the spending of the major oil companies, while in relative terms, the regional markets where the national oil companies dominate, recovered earlier than did the home markets of the majors. The relatively higher proportion of revenues in 1999 derived from Asia reflects the impact of the large turn-key project for a seismic data processing center discussed above.

         REGIONAL SERVICES REVENUE DISTRIBUTION

         Our regional distribution is primarily influenced by the significantly larger size of the computer installation in the U.S. than in any other region, and the rapid growth of this center in 1999 and 2000.The 1998 economic crisis impacted on revenues derived from the Asia-Pacific region and the former Soviet Union, while the North Sea remained a comparatively strong market. With the purchase of the super computer at the commencement of 1999, our position in the U.S. market improved substantially, at the time when the oil price crisis impacted most severely on demand for services in the North Sea and Asia-Pacific region. Recovery of energy prices (and particularly gas prices in the U.S.) had a positive impact on the growth of our services revenues derived from customers in the U.S. and also contributed to the relative growth of our services revenues in Latin America and the former Soviet Union.

         OPERATING COSTS

         COST OF REVENUES:

(US $ millions)                        1998              1999              2000
                                     -------           -------           -------
PRODUCT COSTS                        $   8.6           $  12.4           $  10.8
year-over-year increase                                     45%              -13%
                                     -------           -------           -------
SERVICES COSTS                       $   3.1           $   5.8           $   6.4
year-over-year increase                                     87%               10%
                                     -------           -------           -------
TOTAL COSTS                          $  11.7           $  18.2           $  17.1
year-over-year increase                                     56%              -6%
                                     -------           -------           -------

GROSS MARGINS

(US $ millions)                        1998              1999              2000
                                     -------           -------           -------
PRODUCT MARGIN                       $  29.5           $  30.6           $  35.6
% margin                                                    71%               77%
                                     -------           -------           -------
SERVICES MARGIN                      $   4.2           $   5.7           $  10.5
% margin                                                    49%               62%
                                     -------           -------           -------
GROSS MARGIN                         $  33.7           $  36.3           $  46.1
% margin                                                    67%               73%
                                     -------           -------           -------



         Product costs is comprised of software production and distribution costs, personnel costs associated with providing maintenance and support, hardware costs for turnkey solutions and the maintenance of production equipment.

         Service costs is comprised of personnel costs associated with providing services, cost of materials and the maintenance of equipment.

         The material differences between 2000 and 1999 in connection with the components of our cost of revenues are attributable to:

         - PRODUCTS: the lower levels of hardware expenses in 2000 ($0.5 million compared to $4.3 million in 1999) due to the completion of the turnkey project in early 2000, which resulted in a favorable improvement in product margins; and

         - SERVICES: improved services margins, reflecting the improved staff efficiency and data throughput resulting from larger capacity computing installations.

         Looking forward, we expect that product margins to continue at about the 2000 level, in the absence of further turnkey projects. However, as our installed base of customers grow, we expect a larger proportion of our revenues to be generated from maintenance and customer support and a resulting increase in the direct cost of supporting this installed base. Consequently, in the future, we expect a reduction of product margins, taking into account the growing installed base's support costs in the product cost structure.

         We expect future service margins to be impacted by two factors:

- the expected difficult labor markets for high caliber geoscience staff that we need to recruit in order to deliver our service solutions; and

- the lowering of costs of computing hardware, which permits increased computing power and wider deployment with increased staff efficiency.

       RESEARCH AND DEVELOPMENT EXPENSES

(US $ millions)                                 1998         1999          2000
                                                ----         ----          ----
RESEARCH AND DEVELOPMENT EXPENSES               $7.7         $9.3         $11.2
As % of Total Revenue                             17%          17%           18%
year-over-year increase                                        21%           20%
                                                ----         ----          ----
YEAR-END RESEARCH AND DEVELOPMENT                 90           98           137
STAFF
year-over-year increase                                        9%           40%

         Research and development expenses consist primarily of salaries and other related expenses and the cost of facilities. In 2000, expenditures on research and development were held to almost the same proportion of total revenues as in 1999 and 1998, with minimal expansion of the core staff, and the addition in the fourth quarter of 2000 of additional research and development staff as part of our acquisition of the Flagship business.

         Research and development continues to be managed as an integrated global team with centers in our Israel headquarters, Houston, Aberdeen, Paris and Pau, Moscow, Brisbane and Calgary. Each center has its areas of specialization and expertise. The global Research and development function is managed and coordinated at our corporate headquarters in Israel, which is also responsible for the integration and commercialization of product releases.

         1999 and 2000 were characterized by increasing costs of highly skilled research and development staff worldwide, although to varying degrees. This was most evident in Israel, where we compete with other technology companies in order to attract highly skilled employees.

         Competition for high caliber research and development staff is likely to be a permanent feature of the various labor markets in which we operates. We face labor market pressures on computing engineering skills and similar pressures on retaining and recruiting high caliber geoscience staff. The present moderation in the labor market (due to the recent decline of the high-tech sector, and the layoffs by the major oil companies) is expected to be temporary. Those labor markets that have, up to now, not been impacted by the upward pressures on salaries and benefit packages will begin to feel this impact as more companies establish globally distributed research and development centers, and the demand for high caliber geoscientists increases with the anticipated increase in oil exploration and production expenditures.

         We believe that high levels of reinvestment in new product development is essential to maintain our competitive position, and to continue to deliver innovative technologically advanced products. The expected demands of the industry for an expanded set of solutions also sets the level of our product development expenditures. Looking forward, we expect to continue the levels of research and development expenditures at similar proportions to our total revenues.

         Major efforts have been expended to provide truly integrated software across all our applications, serviced from a common data base, transparent to each application, without the need for specific downloads. This effort is also a necessary component in our product acquisition strategy, and ensures that each newly acquired product will work with our existing offerings and on our data base.

         Because of the open-architecture expected by the industry we have expended efforts that permit our software to work on our competitors' data bases, and to interact with our competitors' software. We also provide our customers with tool-kits that permit the incorporation of their proprietary workflows and algorithms into our software.

         SALES AND MARKETING, GENERAL AND ADMINISTRATIVE EXPENSES

(US $ millions)                                 1998         1999          2000
                                                ----         ----          ----

SALES AND MARKETING, GENERAL AND                $15.8        $20.6        $23.5
ADMINISTRATIVE
as % of Total Revenue                           35%          38%             37%
                                                ----         ----          ----
year-over-year increase                                      30%             14%

         Sales and marketing, general and administrative expenses consist primarily of salaries, commissions on sales, advertising, trade shows, outside professional fees, cost of facilities and other related expenses. In 1999, selling, general and administrative expenses also included a one-time bad debt write-off totaling $ 1.2 million which was associated with long overdue receivables.

         On a year-over-year basis these expenses increased by 14% in 2000. In 1999, we adopted an expansion policy to ensure that the infrastructure would be in place for the then expected early-2000 upturn in the market. Consequently infrastructure was not further expanded in 2000, except in fast growing markets in Russia and Latin America. The sales and marketing staff acquired as part of the acquisition of the Flagship business in October 2000, enabled us to establish the infrastructure to serve customers in Southern Europe and Africa from Paris and Pau.

         DEPRECIATION  AND AMORTIZATION

(US $ millions)                                  1998           1999         2000
                                                 ----           ----         ----
DEPRECIATION                                  $   2.3           $3.9         $4.7
as % Total Revenue                                  5%             7%           7%
                                                 ----           ----         ----
year-over-year increase                                           68%          23%
AMORTIZATION                                  $   2.3           $3.1         $3.4
as % Total Revenue                                  5%             6%           5%
                                                 ----           ----         ----
year-over-year                                                    30%          10%
increase/(decrease)
TOTAL DEPRECIATION AND                        $   4.6           $7.0         $8.1
AMORTIZATION
as % Total Revenue                                 10%            13%          13%
                                                 ----           ----         ----
year-over-year increase                                          49%           17%

         The depreciation expense consists of the depreciation of capital equipment. See note 2e of our consolidated financial statements for details of our accounting policy on depreciation.

         The amortization expense consists of amortization of acquired developed technology and capitalized research and development costs, and amortization of goodwill. See note 2f of our consolidated financial statements for details of our accounting policy on amortization of acquired developed technology and goodwill, and note 2h for details of our accounting policy on amortization of capitalized research and development costs.

         The main reason for the year over year increase in depreciation in 1999 was the investment in expanding computing capacity and equipment for the services department which totaled $3.4 million in 1999.

         The increase in amortization in 1999 was primarily due to the addition of goodwill and acquired developed technology attributable to the PTM acquisition, offset by the effect of the impairment loss in relation to developed technology following the PTM acquisition. Despite the acquisition of the Flagship business, amortization did not rise significantly in 2000, as the acquisition only took place in October resulting in only one quarter's impact on the amortization charge.

         In the future, if we are successful in acquiring complementary businesses, accounted for using the purchase method of accounting, further increases in the amortization expense can be expected due to the addition of acquired technology and goodwill attributable to such acquisitions.



         NON RECURRING EXPENSES

         In 1999, we recorded non recurring expenses totaling $2.7 million which included $0.8 million related to lease termination costs from the elimination of duplicate facilities, $1.6 million related to impairment costs of developed technology, developed or acquired prior to the PTM acquisition, and $0.3 million associated with personnel reductions.

         FINANCIAL EXPENSES, NET

(US $ millions)                       1998               1999               2000
---------------                       ----               ----               ----
FINANCIAL EXPENSES, NET           $   0.66           $   0.48           $   0.55
as % of Total Revenue                  1.5%               0.9%               0.9%
                                      ----               ----               ----
year-over-year increase                                   -27%                14%

         The interest expense resulted from interest expenses from the use of bank lines of credit and capital lease obligations and interest income resulted from interest earned on our cash and cash balances.

         OPERATING INCOME, AND NET INCOME

         (US $ millions)                  1998           1999           2000
         ---------------                  ----           ----           ----
         OPERATING INCOME/(LOSS)         $5.6           ($3.3)          $3.3
         As % Total Revenue                12%            (6%)             5%
         ------------------              -----          ------          -----
         NET INCOME/(LOSS)               $4.6           ($3.8)          $2.4
         As % Total Revenue                10%            (7%)             4%
         ------------------              -----          ------          -----

         The operating loss in 1999 before non-recurring items of $2.7 million, was $0.6 million. Operating income in 2000, compared to 1999 (before non-recurring items), reflects our decision to hold the infrastructure stable in 2000 until the recovery in expenditure by oil and gas companies.

         Net income recovered significantly in 2000 over 1999. Our cost structure has a significant fixed cost component in the short term so that any improvements in revenues have a disproportionately positive impact on the net income.

B.       LIQUIDITY, CAPITAL RESOURCES AND FINANCING


         (US $ millions)                                 1998           1999           2000
         ---------------                                 ----           ----           ----
         CASH PROVIDED FROM/(USED IN) OPERATIONS        ($1.8)         ($0.9)         $ 12.6
         as % Total Revenue                                (4%)           (2%)            20%
         ------------------                             ------         ------         ------
         CASH (USED IN) INVESTMENTS                     ($4.5)        ($15.4)          ($9.4)
         CASH FROM FINANCING                            $ 1.7         $ 18.9           ($0.1)
         ------------------                             ------         ------         ------
         CASH YEAR END                                  $ 3.5         $  5.5           $ 8.6
         year-over-year increase                                          58%             58%
         ------------------                             ------         ------         ------

         We finance our operations and capital requirements mainly through equity funding, bridge funding and bank credit facilities. At December 31, 2000, cash and cash equivalents were $ 8.6 million, compared to $ 5.5 million as of December 31, 1999. At December 31, 2000, short term bank debt, including current maturities of long term loans, was $7.6 million and long term bank loans was $
1.3 million, compared to $ 4.6 million and $ 3.9 million, respectively, as of December 31, 1999. As of December 31, 2000, our aggregate obligations under equipment leases were $1.3 million, compared to $1.9 million as of December 31, 1999.

         As of March 31, 2001, cash and cash equivalents were $8.4 million, short term bank debt, including current maturities of long term loans, was $ 6.6 million, long term bank loans were $2.5 million and total lease obligations were $1.1 million.

         In 2000, we increased our bank credit facilities for short-term and long-term borrowings from $18 million to a total of $20 million, of which an aggregate amount of $ 8.9 million was utilized as of December 31, 2000 and $9.1 million as of March 31, 2001. The current interest rate on these borrowings is the London Inter Bank Offer Rate ("LIBOR") for three months, plus 1.0%. As security for the bank credit facilities, we have registered a floating charge on all of our assets in favor of the banks. In 2000, we increased short-term bank debt by $2.5 million and repaid long term bank debt totaling $2.7 million.

         Our positive cash flow from operations resulted primarily from increased revenues and improved customer collections. Our operating activities provided cash in the amount of $12.6 million in 2000. Our operating activities used cash in the amount of $1.8 million in 1998 and $0.9 million in 1999. As of December 31, 2000, we had working capital of $10.9 million (of which $8.7 was in cash and cash equivalents), compared to working capital of $15.3 million (of which $ 5.5 million was in cash and cash equivalents) as of December 31, 1999. This decrease in working capital is attributable to an increase in current liabilities, primarily short term bank debt and trade payables.

         We used cash in investing activities of $4.5 million in 1998, $15.4 million in 1999 and $9.4 million in 2000. Our principal investing activities were the purchase of computer hardware, and the acquisitions made by us in 1999 and 2000 including the PTM and Flagship acquisitions.

         In 1998, our financing activities provided approximately $1.7 million
(net), primarily attributable to our initial public offering, which raised $21.2 million. The proceeds of our public offering were primarily used to repay bridge loans and notes in an aggregate amount of $20 million incurred in connection with our acquisition of CogniSeis in October 1997. In 1999, our financing activities provided approximately $13.0 million, primarily attributable to the sale and issuance of our ordinary shares and warrants to acquire ordinary shares of Paradigm in three private placements.

         As of May 31, 2001, we had a capital expenditure commitment for computer hardware of $900,000. Our anticipated capital expenditure budget for 2001 for ongoing equipment replacement and intrinsic growth needs is estimated at approximately $7.0 million, of which $2.0 million had been spent as of March 31, 2001. Where appropriate, we have availed ourselves of equipment leasing facilities for the acquisition of fixed assets and may continue to do so in the future.

         Our ability to increase our operating income and cash flow is dependent upon continued capital spending and investment. Looking forward, we believe that our cash flow from operations and our unutilized bank credit facilities are adequate for any immediate financing requirements arising from normal operations, working capital and capital expenditures. However, a more ambitious expansion program and acquisitions may have to be financed from external sources either as additional leverage on the balance sheet or through a range of equity related financing instruments or otherwise.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES



A.       DIRECTORS AND SENIOR MANAGEMENT

         The following table sets forth certain information regarding our executive officers and directors as of May 31, 2001.





        NAME:                     AGE:                POSITION:
        -----                     ----                ---------
Eldad Weiss (2)                   45      Chairman of the Board and
                                          Chief Executive Officer
Yehezkel Marueli                  47      President and Chief Operating Officer
Brian W. Berman                   55      Chief Financial Officer
Elie Barr (1)                     54      Director
Jacob Dunietz                     45      Director
Michael Geiger (2)                63      Director
Thierry LeRoux                    47      Director
Jay Seid (1)                      40      Director
Gen. (Res.) Zvi Zamir (1)         76      External Director
Mary Safrai (1) (2)               57      External Director
Jonathan Keller                   49      Corporate Secretary


(1)      Member of the Audit Committee
(2)      Member of the Compensation Committee



The background of each of our directors and executive officers is as follows:



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

YEHEZKEL MARUELI has served as the Company's Chief Operating Officer since April 1997 and as President since January 2000. From November 1995 until December 1996, Mr. Marueli served as the Vice President of Business Operations at Scitex Europe S.A., and from January 1991 until November 1995, he served as Scitex's Vice President of Corporate Logistics. Mr. Marueli holds a Bachelors degree in Economics, with honors, from Tel Aviv University.

BRIAN W. BERMAN has served as the Chief Financial Officer of the Company since April 1998. From February 1993 until April 1998, Mr. Berman served in various capacities at the World Bank, including a position as the head of a strategy and advisory group on agribusiness investments. Prior to that time, Mr. Berman served as a consultant for Israeli high technology start-up companies, including the Company. Mr. Berman holds a Bachelors degree in Chemistry and Physics and a Masters degree in Chemistry from the University of Natal in South Africa. In addition, Mr. Berman holds an M.B.A. from the Columbia University Graduate School of Business in New York.

ELIE BARR has served as a Director since June 1996. Mr. Barr has been a Managing Partner of Mofet Israel Technology Fund since 1996. Prior to that, Mr. Barr was a consultant to high-tech companies and certain governmental entities. From 1992 to 1996, Mr. Barr was an Executive Vice President of Teledata Communications Ltd., a telecommunications Company, whose securities were publicly traded on the Nasdaq National Market and which was subsequently acquired by ADC.. Mr. Barr has a Bachelors degree in Economics and Political Sciences from Tel Aviv University and a Bachelors degree in Philosophy from Bar-Ilan University.

JACOB DUNIETZ has served as a Director since July 1993 and served as Chairman of the Board of Directors of the Company from July 1993 until July 1999. Mr. Dunietz is the President of Ai Research and Development in Artificial Intelligence Ltd., an international privately owned company. Mr. Dunietz is also Chairman of the Board of Directors of Dunietz Brothers Ltd., a construction and real estate company, whose securities are publicly traded on the Tel Aviv Stock Exchange, and he also serves as a member of the Board of Directors of all of its subsidiaries. Until December 2000, Mr. Dunietz was Chief Executive Officer and a director of Magic Software Enterprises Ltd., an Israeli software company whose securities are publicly-traded on the Nasdaq National Market, and a member of the Board of Directors of BVR Technologies Ltd., a holding company, whose securities are publicly traded on the Nasdaq National Market. Until December 1999, Mr. Dunietz was Chief Executive Officer and a director of Mashov Computers Ltd., a publicly-traded holding company, which is quoted on the Tel Aviv Stock Exchange. Mr. Dunietz holds a Bachelors degree in Computer Science from The Technion - Israel Institute of Technology.

MICHAEL GEIGER has served as a Director since May 1999. Mr. Geiger has been a senior international consultant to the Shamrock International Group since 1987. Mr. Geiger served as a consultant to Occidental Petroleum Corporation for their energy and chemical industry activities in Israel. Mr. Geiger holds a Bachelors degree in Economics from Tel-Aviv University, of which he is a Governor, and a Masters degree in Economics from the University of California in Los Angeles.

THIERRY LE ROUX has served as a Director since November 2000. Mr. Le Roux has served as Senior Executive Vice-President of Compagnie Generale de Geophysique ("CGG"), a French company, whose securities are publicly quoted on the New York Stock Exchange and the Paris Stock Exchange, since October 1998. From January 1995 until September 1998, Mr. Le Roux served as Executive Vice-President of CGG. Mr. Le Roux has served as Chairman and Chief Executive Officer of Sercel S.A., a French company which is a subsidiary of CGG since June 1995. Mr. Le Roux is a director of Consotium Francais de Localisation S.A., and Interactive Network Technologies Inc. From 1996 until 1998, Mr. Le Roux was a director of Dassault Sercel Navigation Positionnement S.A. From 1995 until 1999, Mr. Le Roux was a director of Mobiloc S.A.S. Mr. Le Roux holds an engineering degree from Ecole Nationale des Ponts et Chaussees, Paris and a business degree from Centre de Perfectionnement aux Affaires (CPA), Paris.

JAY SEID has served as a Director since April 1999. Mr. Seid is a Managing Director of Bachow & Associates Inc. Prior to joining Bachow & Associates Inc. in December 1992, Mr. Seid was President of Judicate, Inc., a publicly traded nationwide provider of alternative dispute resolution (mediation and arbitration) services. Previously, he was an attorney specializing in mergers and acquisitions at Wolf, Block, Schorr and Solis-Cohen in Philadelphia. Mr. Seid is a member of the Board of Directors of OutSource International. Inc., Vista Information Solutions, Inc. and Berger Holdings, Ltd. Mr. Seid also serves on the Boards of Directors of several privately-held companies. Mr. Seid holds a Bachelors degree, Summa Cum Laude, from Rutgers University and a J.D., with honors, from New York University School of Law.

GENERAL (RES.) ZVI ZAMIR has served as an External Director since November 2000. Gen.(Res.) Zamir is a director of The Israel Corporation, Pardess Industries and Magor Holdings. Gen.(Res.) Zamir is also a director of Oil Refineries Ltd. a company owned jointly by the government of Israel and The Israel Corporation and of several private companies and public bodies. Gen.(Res.) Zamir holds a Bachelors degree in Middle East History, Arabic and Geography from the Hebrew University, Jerusalem.

MARY SAFRAI has served as an External Director since November 2000. From 1989 until 2000, Ms. Safrai was an advisor in corporate finance and an analyst of oil exploration and production companies and oil service companies at Carl H. Phorzheimer & Co. in New York. Ms. Safrai is a Chartered Financial Analyst, a member, and former officer of the National Association of Petroleum Analysts, a member of the Oil Analysts of New York and of the New York Society of Security Analysts where she chaired the energy committee. Ms. Safrai holds a Master of Business Administration in finance and economics from New York University, a Masters degree in English Literature from Boston College, and a Bachelors degree from Syracuse University.

JONATHAN KELLER has served as Corporate Secretary since January 1994. From January 1994 until August 1997, Mr. Keller served as the Company's Financial Controller. Prior to January 1994, Mr. Keller was a self employed Certified Public Accountant and in this capacity provided financial services to the Company. Mr. Keller is a qualified Israeli Certified Public Accountant and is a Fellow of the Institute of Chartered Accountants in England and Wales. Mr. Keller holds an accounting degree from London Guildhall University.

AGREEMENTS FOR NOMINATION OF DIRECTORS

Pursuant to the agreement between the Company and Shamrock Holdings Inc. ("Shamrock") dated March 12, 1999, the Company undertook that as long as Shamrock holds more than three and a half percent (3.5%) of the issued and outstanding shares of the Company, the Company will recommend to the shareholders of the Company prior to any general meeting of shareholders of the Company, at which directors may be proposed to be elected, to elect a representative of Shamrock to the Board of Directors of the Company and will take all lawful actions to solicit such election.

         Pursuant to the agreement between the Company and Jerusalem Venture Partners dated March 12, 1999 ("JVP"), the Company undertook to make its best efforts to ensure that as long as JVP holds more than three and a half percent (3.5%) of the issued and outstanding shares of the Company, at least one of two members of the Board of Directors of the Company who will be individuals who have expertise in the field of operation of the Company, and who are not employees of the Company, and who have no material economic connection to any shareholder of the Company, will be nominated for election by agreement between the Company and JVP. As long as JVP holds more than three and a half percent (3.5%) of the issued and outstanding shares of the Company, the Company will recommend to the shareholders of the Company at the annual general meeting of shareholders of the Company to elect Mr. Erel Margalit to the Board of Directors of the Company. In December 2000, Mr. Margalit, who served as a director since May 1995, resigned.

         Pursuant to our agreement with Compagnie Generale de Geophysigue ("CGG") dated October 4, 2000, as long as CGG and its Affiliates hold in the aggregate more than 5% of our Ordinary Shares, we undertook to recommend to our shareholders prior to any general meeting of shareholders, at which directors may be proposed to be elected, to elect a representative of CGG ( the "CGG Representative") to our board of directors, and will take all lawful actions to solicit such election provided that:

(i) the CGG Representative is not directly involved in any business in competition with any of our material businesses (defined in the agreement as geoscience software and data processing and interpretation); and

(ii) prior to the third anniversary date of the agreement, without the approval of our Board of Directors, CGG and its Affiliates have not acquired additional Ordinary Shares causing it to then hold in the aggregate a percentage of the outstanding Ordinary Shares in excess of 10.2% of our outstanding Ordinary Shares.





ALTERNATE DIRECTORS

         Our Articles of Association provide, as permitted under Israeli law, that any director may, by written notice to us, appoint another person to serve as an alternate director (subject to the approval of a majority of the other directors in a written resolution or at the next meeting of the Board of Directors) and may cancel such appointment. The term of appointment of an alternate director may be for one meeting of the Board of Directors, or for a specified period, or until notice is given of the termination of the specified period, or of the appointment. A person may not act as an alternate director for more than one director and a director cannot act as an alternate director for another director.

No director currently intends to appoint any other person as an alternate director.



EXTERNAL AND INDEPENDENT DIRECTORS

         The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint at least two external directors. No person may be appointed as an external director if the person or the person's relative, partner, employer or any entity under the person's control as of the date of appointment as an external director, has or had, within the two years preceding the date, any affiliation with the company, any entity controlling the company, or any entity controlled by or under common control with the company. The term affiliation includes:

         -        an employment relationship;

         - a business or professional relationship maintained on a regular basis;

         -        control; and

         -        service as an officer holder.



         No person may serve as an external director if the person's position or other business create, or may create, a conflict of interest with the person's responsibilities as an external director or may otherwise interfere with the person's ability to serve as an external director. If, at the time external directors are to be appointed, all current members of the Board of Directors are of the same gender, then at least one external director shall be of the other gender.


         External directors are appointed by a majority vote at a shareholders' meeting, provided that either:

         - the majority of shares voted at the meeting, including at least one-third of the shares held by non-controlling shareholders, voted at the meeting, vote in favor of the appointment; or

         - the total number of shares held by non-controlling shareholders voting against the election of the director at the meeting does not exceed one percent of the aggregate voting rights in the company.

         The initial term of an external director is three years and may be extended for an additional three years. External directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then only if the external director ceases to meet the statutory qualifications for his or her appointment or if he or she violates his or her fiduciary duty to the company. Each committee of a company's Board of Directors must include at least one external director, with the exception of the audit committee which must include all of the company's external directors. An external director is entitled to compensation as provided in the regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with service provided as an external director. Our shareholders have elected Gen.(Res) Zvi Zamir and Ms. Mary Safrai as external directors at our annual general meeting in November 2000.

         In addition, the Nasdaq National Market requires us to have at least two independent directors on our Board of Directors and to establish an audit committee, at least a majority of whose members are independent directors. The composition of our Board of Directors and our audit committee is in compliance with the requirements of the Nasdaq National Market.



B.    COMPENSATION OF DIRECTORS AND OFFICERS

         The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2000.




                                             Salaries, fees,       Pension, retirement
                                         commissions and bonuses   and similar benefits
                                         -----------------------   --------------------
All directors and executive officers
 as a group consisting of 11 persons ..        $  662,000                $ 95,000


         During the fiscal year ended December 31, 2000, the aggregate remuneration paid to all persons who served in the capacity of executive officer or director in 2000 was approximately $ 757,000. This does not include amounts expended by us for automobiles made available to our officers, expenses, including business, travel, professional and business association dues and expenses, reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel.

         As of May 31, 2001, we had granted options under various 1994 Stock Option Plans to certain officers to purchase an aggregate of 139,439 ordinary shares at exercise prices ranging from $.59 to $7.00 per share which are fully vested, and under various 1997 Stock Option Plans to purchase an aggregate of 412,934 ordinary shares at exercise prices ranging from $5.00 to $7.00 per share of which 369,207 options are vested. In each case, the option exercise price was equal to the fair market value of the ordinary shares on the date of grant, as determined by the Board of Directors.

C.  BOARD PRACTICES


APPROVAL OF RELATED PARTY TRANSACTIONS UNDER ISRAELI LAW

         FIDUCIARY DUTIES OF OFFICE HOLDERS

         Israeli Companies Law codifies the fiduciary duties that "office holders", including directors and executive officers, owe to a company. An "office holder" as defined in the Israeli Companies Law is a director, general manager, chief business manager, deputy general manager, vice general manager, chief business manager, executive vice president, vice president, other manager directly subordinate to the managing director or any other person assuming the responsibilities of any of the foregoing positions without regard to such person's title. An office holder's fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act at a level of care which a reasonable office holder in the same position would employ under the same circumstances. This includes the duty to utilize reasonable means to obtain (i) information regarding the appropriateness of a given action brought for his approval or performed by him by virtue of his position and (ii) all other information of importance pertaining to the foregoing actions. The duty of loyalty includes avoiding any conflict of interest between the office holder's position in the company and his personal affairs, avoiding any competition with the company, avoiding exploiting any business opportunity of the company in order to receive personal gain for the office holder or others, and disclosing to the company any information or documents relating to the company's affairs which the office holder has received due to his position as an office holder. Each person listed as a director or executive officer in the table under " -- Beneficial Ownership of Executive Officers and Directors " below is an office holder.

         Under Israeli Companies Law, all arrangements as to compensation of office holders who are not directors require approval of our Board of Directors, and the compensation of office holders who are directors must be approved by our Audit Committee, Board of Directors and shareholders.



         DISCLOSURE OF PERSONAL INTEREST OF AN OFFICE HOLDER



         The Israeli Companies Law requires that an office holder promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by us. In addition, if the transaction is an extraordinary transaction, that is, a transaction:

         -        other than in the ordinary course of business,

         -        other than on market terms, or

         - likely to have a material impact on the company's profitability, assets or liabilities.

         The office holder must also disclose any personal interest held by:

         - the office holder's spouse, siblings, parents, grandparents, descendants, spouse's descendants,

         -        the spouses of any of the foregoing, or

         - any corporation in which the office holder is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager.

         - Some transactions, actions and arrangements involving an office holder (or a third party in which an office holder has an interest) must be approved by the board of directors or as otherwise provided for in a company's articles of association, as not being adverse to the company's interest. In some cases, such a transaction must be approved by the audit committee and by the board of directors itself (with further shareholder approval required in the case of extraordinary transactions). An office holder who has a personal interest in a matter, which is considered at a meeting of the board of directors or the audit committee, may not be present during the board of directors or audit committee discussions and may not vote on this matter.

         DISCLOSURE OF PERSONAL INTERESTS OF A CONTROLLING SHAREHOLDER

         The Israeli Companies Law also provides that some transactions between a public company and a controlling shareholder, or transactions in which a controlling shareholder of the company has a personal interest but which are between a public company and another entity, require the approval of the board of directors and of the shareholders. Moreover, an extraordinary transaction with a controlling shareholder or the terms of compensation of a controlling shareholder must be approved by the audit committee, the board of directors and shareholders.

         The shareholder approval for an extraordinary transaction must include at least one-third of the shareholders who have no personal interest in the transaction and are present at the meeting. The transaction can be approved by shareholders without this one-third approval, if the total shareholdings of those shareholders who have no personal interest and voted against the transaction do not represent more than one percent of the voting rights in the company. In addition, a private placement of securities that will increase the relative holdings of a shareholder that holds 5% or more of the company's outstanding share capital or that will cause any person to become, as a result of the issuance, a holder of more than five percent of the company's outstanding share capital, requires approval by the board of directors and the shareholders of the company.

         The Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% shareholder of the company. This rule does not apply if there is already another 25% shareholder of the company. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% shareholder of the company, unless there is a 50% shareholder of the company. Regulations under the Israeli Companies Law provide that the Israeli Companies Law's tender offer rules do not apply to a company whose shares are publicly traded outside of Israel, if pursuant to the applicable foreign securities laws and stock exchange rules there is a restriction on the acquisition of any level of control of the company, or if the acquisition of any level of control of the company requires the purchaser to make a tender offer to the public shareholders.



EXCULPATION OF OFFICE HOLDERS

         The Israeli Companies Law provides that an Israeli company cannot exculpate an office holder from liability with respect to a breach of his duty of loyalty, but may exculpate in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care. Our Articles of Association provide that, subject to any restrictions imposed by corporate law, we may enter into a contract for the insurance of the liability of any of our office holders with respect to:

         -        a breach of his duty of care to us or to another person;

         - a breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice our interests; or

         - a financial liability imposed upon him in favor of another person in respect of an act performed by him in his capacity as an office holder.

         INDEMNIFICATION OF OFFICE HOLDERS

         We may, under our Articles of Association, indemnify an office holder against:

         - a financial liability imposed on him in favor of another person by any judgment, including a settlement or an arbitrator's award approved by a court in respect of an act performed in his capacity as an office holder; and

         - reasonable litigation expenses, including attorneys' fees, expended by such office holder or charged to him by a court, in proceedings we institute against him or instituted on our behalf or by another person, or in a criminal charge from which he was acquitted, all in respect of an act performed in his capacity as an office holder.

         LIMITATIONS ON EXCULPATION AND INDEMNIFICATION

         These provisions are specifically limited in their scope by the Israeli Companies Law, which provides that a company may not indemnify an office holder, nor enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of any of the following:

         - a breach by the office holder of his duty of loyalty unless the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

         - a breach by the office holder of his duty of care if such breach was done intentionally or in disregard of the circumstances of the breach or its consequences;

         - any act or omission done with the intent to derive an illegal personal benefit; or

         - any fine levied against the office holder as a result of a criminal offense.

         Under the Israeli Companies Law, our shareholders may amend our Articles of Association to include either of the following provisions:

         - A provision authorizing us to grant in advance an undertaking to indemnify an office holder, provided that the undertaking is limited to types of events which the board of directors deems to be anticipated and limited to an amount determined by the board of directors to be reasonable under the circumstances; or

         - A provision authorizing us to retroactively indemnify an office holder.

         In addition, pursuant to the Israeli Companies Law, indemnification of, and procurement of insurance coverage for, our office holders must be approved by our Audit Committee and our Board of Directors and, in specified circumstances, by our shareholders.

         We have indemnified our office holders to the fullest extent permitted under Israeli Law. In addition, we currently maintain directors and officers liability insurance for the benefit of our office holders.


ELECTION OF DIRECTORS

         Pursuant to our Articles of Association, our Board of Directors shall consist of a minimum of two and a maximum of eleven directors and all of our directors (except the external directors as detailed above) are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting. All the members of our Board of Directors (except the external directors as detailed above) may be re-elected upon completion of their term of office. Our Articles of Association provide that, subject to the limitation on the number of directors, the Board of Directors may appoint another person as a director, whether to fill a vacancy or to add to their number; any directors so appointed shall hold office until the next annual general meeting and may be re-elected. All eight directors currently in office were elected by our shareholders at our annual general meeting of shareholders in November 2000.

EMPLOYMENT AGREEMENTS

         We have not entered into employment or service agreements with directors other than the Chairman and Chief Executive Officer, Mr. Eldad Weiss, details of which are provided below.

         We have entered into an employment agreement with Mr. Eldad Weiss for an initial term of three years commencing in March 1997 which was automatically renewed after the expiration of the initial term and remains in force unless and until either party terminates the agreement, by giving the other party twelve months prior written notice, for any reason and without explanation. Pursuant to his employment agreement, Mr. Weiss receives an annual base salary and may, at the discretion of the Board of Directors, receive a bonus based on achieving targets set by the Board of Directors. Furthermore, Mr. Weiss has received options to purchase 353,440 Ordinary Shares of the Company. Mr. Weiss's employment agreement also contains confidentiality and non-competition provisions.

         We entered into an employment agreement with Mr. Brian Berman in April 1998 which is terminable by either party upon 180 days prior written notice. Pursuant to his employment agreement, Mr. Berman receives an annual base salary and may, at the discretion of the Board of Directors, receive a bonus based on achieving targets set by the Board of Directors. Furthermore, Mr. Berman has received options to purchase 50,000 Ordinary Shares of the Company. Mr. Berman's employment agreement provides for a one-time reimbursement of certain relocation costs and requires compliance with confidentiality and non-competition provisions.

         The Company entered into an employment agreement with Mr. Hezi Marueli, which is terminable by either party upon 180 days prior written notice. Pursuant to his employment agreement, Mr. Marueli receives an annual base salary and may, at the discretion of the Board of Directors, receive a bonus based on achieving targets set by the Board of Directors. Furthermore, Mr. Marueli has received options to purchase 110,000 Ordinary Shares of the Company. Mr. Marueli's employment agreement requires compliance with confidentiality and non-competition provisions.


         AUDIT COMMITTEE



         The Israeli Companies Law provides that public companies must appoint an audit committee. The responsibilities of the audit committee include identifying irregularities in the management of the Company's business and approving related-party transactions as required by law. Under the Israeli Companies Law, an audit committee must consist of at least three members, and include all of the company's external directors. However, the chairman of the board of directors, any director employed by the company or providing services to the company on a regular basis, any controlling shareholder and any relative of a controlling shareholder may not be a member of the audit committee. An audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two external directors are serving as members of the audit committee and at least one of the external directors was present at the meeting in which an approval was granted. Our audit committee is currently composed of Messrs. Barr, Zamir, Safrai and Seid. It is currently contemplated that the audit committee meet at least four times each year.

         INTERNAL AUDIT

         The Israeli Companies Law requires the board of directors of a public company to appoint an internal auditor nominated by the audit committee. A person who does not satisfy the Israeli Companies Law's independence requirements may not be appointed as an internal auditor. The role of the internal auditor is to examine, among other things, the compliance of the company's conduct with applicable law and orderly business practice. Our internal auditor complies with the requirements of the Israeli Companies Law.






     D.       EMPLOYEES

                                   MAY 31, 2001     DECEMBER 31,     DECEMBER 31,
                                                        2000            1999
    Research and Development            150             137              98
       Sales and Marketing              106             105              78
        Customer Support                 94              76              78
            Services                     88              69              41
         Management and
         Administration                  75              67              66
                                   ----------------------------------------------
              TOTAL                     513             454              361
                                   ----------------------------------------------

     North and South America            178             158              143
   Europe, Africa, Middle East          247             219              160
       Far East and China                88              77               58
                                   ----------------------------------------------
              TOTAL                     513             454              361
                                   ----------------------------------------------


         We have to comply with various labor and immigration laws throughout the world, including laws and regulations in Argentina, Australia, Brazil, Canada, China, France, Indonesia, Israel, Russia, the United Kingdom, the United States and Venezuela. To date, compliance with such laws has not been a material burden for us. As the number of our employees increases over time, our compliance with such regulations could become more burdensome.

         Our principal operating subsidiaries are not party to any collective bargaining agreements. However, the Israeli parent company is subject to certain labor-related statutes and to certain provisions of collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordinating Bureau of Economic Organizations (including the Industrialists' Association), which are applicable to our Israeli employees by virtue of expansion orders of the Israeli Ministry of Labor and Welfare. A significant provision applicable to all employees in Israel under collective bargaining agreements and expansion orders is the automatic adjustment of wages in relation to increases in the consumer price index, or CPI. The amount and frequency of these adjustments are modified from time to time. We consider our relationship with our employees to be good and have never experienced a labor dispute, strike or work stoppage.

         In addition, all employees in France are represented by unions.



E.       SHARE OWNERSHIP

Beneficial Ownership of Executive Officers and Directors


         As of May 31, 2001, 14,891,902 Ordinary Shares of the Company were issued and outstanding.

         The following table sets forth, as of May 31, 2001, certain information with respect to the beneficial ownership of the Company's Ordinary Shares, as well as options and warrants exercisable within 60 days of May 31, 2001, by all directors and officers.


      NAME             BENEFICIAL OWNERSHIP OF  PERCENTAGE  OPTIONS TO PURCHASE
                                SHARES                        ORDINARY SHARES

Eldad Weiss                    224,282           1.50%            347,214    (1)
Yehezkel Marueli                  *                               100,644    (2)
Brian W. Berman                   *                                33,531    (3)
Elie Barr                         --                                 --
Jacob Dunietz                     *                                  --
Michael Geiger                    --                                 --
Thierry LeRoux                    --                                 --
Jay Seid                          --                                 --
Gen. (Res.) Zvi Zamir             --                                 --
Mary Safrai                       --                                 --
Jonathan Keller                   *                                38,103    (4)

*        Less than one percent

(1) The exercise price of the options ranges between $4 and $7 per share and the options expire between 2004-2006.


(2) The exercise price of the options ranges between $5 and $7 per share and the options expire between 2005-2006.

(3) The exercise price of the options is $7 per share and the options expire between 2006-2008.

(4) The exercise price of the options ranges between $0.59 and $7 per share and the options expire between 2004-2006.

         STOCK OPTION PLANS



THE 1994 STOCK OPTION PLANS

         In 1994, we approved a stock option plan for key employees (the "Key Employee Plan"), the May 1994 Stock Option Plan (the "May 1994 Plan") and the 1994 General Stock Option Plan (the "1994 General Plan") (the Key Employee Plan, the May 1994 Plan and the 1994 General Plan are collectively referred to as the "1994 Plans").

         Under the Key Employee Plan, we granted options to six of our key employees to purchase a total of 63,336 Ordinary Shares, exercisable at $.59 per Ordinary Share, with the purchase price of the Ordinary Shares payable in full against issuance of the Ordinary Shares. The options issued pursuant to the Key Employee Plan are vested and became exercisable immediately upon the grant of such options.

         Under the May 1994 Plan and the 1994 General Plan, we have granted options to purchase a total of 226,184 and 60,176 Ordinary Shares, respectively. Both the May 1994 Plan and the 1994 General Plan are administered by either the Board of Directors or our Compensation Committee. The option exercise price under the May 1994 Plan for 114,678 Ordinary Shares is $2.50 per Ordinary Share, and for 111,506 Ordinary Shares is $4.00 per Ordinary Share. The option exercise price under the 1994 General Plan is $7.00 per Ordinary Share. Furthermore, under each of such Plans, the option exercise price is payable in cash, by check or by any other form of payment that is satisfactory to the Board of Directors or our Compensation Committee and the Company may provide loans to employees to assist them in purchasing shares upon exercise of the options. Under the May 1994 Plan, 200,696 options are vested and are exercisable immediately. Options granted under the 1994 General Plan, 51,352 are all vested and are exercisable immediately. Options granted under the May 1994 Plan and 1994 General Plan, if unexercised, expire ten years from the date of grant.

         Options granted under the 1994 Plans are not transferable by the option holder, other than by will or pursuant to the laws of descent and distribution. Under the 1994 Plans, the options expire immediately upon the termination of the option holder's employment, unless our Board of Directors or the Compensation Committee authorizes an extension of the exercise term beyond the employees termination date. In the event of a termination of employment without cause, any unexpired vested options may be exercised up to 90 days following the date of termination of employment, but only with respect to the number of shares purchasable at the time of the option holder's termination of employment. In the event of the termination of employment as a result of death or disability of the option holder, any unexpired vested options may be exercisable up to six months from the date of such termination but only with respect to the number of shares purchasable at the time of such termination. In the event of the option holder's retirement, any outstanding options shall, at the discretion of our Board of Directors or Compensation Committee, accelerate and become immediately exercisable as of the later of the date of retirement or one year following the date of the grant.

         As of May 31, 2001, under the Key Employee Plan, the May 1994 Plan and the 1994 General Plan, options to purchase a total of 63,336, 200,696 and 51,352 Ordinary Shares, respectively, were outstanding.

         As of May 31, 2001, options granted under the 1994 Plans to certain officers of the Company to purchase an aggregate of 139,439 Ordinary Shares at exercise prices ranging from $.59 to $7.00 per share were outstanding. In each case, the option exercise price was equal to the fair market value of the Ordinary Shares on the date of grant, as determined by our Board of Directors.

THE 1997 STOCK OPTION PLANS

         Under the 1997 Stock Option Plan for Qualifying Israel Employees, the 1997 Executive Stock Option Plan and the 1997 Stock Option Plan for U.S. Employees (collectively, the "1997 Plans"), we have reserved for issuance an aggregate of 1,950,000 Ordinary Shares. The 1997 Plans are administered by our Board of Directors or the Compensation Committee. The option exercise price per Ordinary Share will be determined by the Board of Directors or the Compensation Committee and will be set forth in an option agreement between us and each optionee, with the option price not being less that 100% of the fair market value of each option share at the date of the option grant, unless otherwise determined by the Board or the Compensation Committee. Fair market value is defined in the 1997 Plans as the mean between the highest and lowest quoted selling prices of our publicly traded shares listed on a stock exchange on such date. If no sales occur on the desired date, then fair market value will be determined by taking a weighted average of the mean between the highest and lowest quoted selling prices for a reasonable period both before and after the desired date. The option exercise price will be payable in cash, by check or by any other form of payment that is satisfactory to our Board of Directors or Compensation Committee. The 1997 Plans vest as to 25% of the options granted after a period of employment with us or our subsidiaries of 12 consecutive months from the date of the grant. The remaining 75% vest in 12 equal quarterly installments commencing from the end of the first 12 month vesting period. These options expire eight years from the date of grant.

         Options granted under the 1997 Plans are not transferable by the option holder, other than by will or pursuant to the laws of descent and distribution. Additionally, the options expire immediately upon the termination of the option holder's employment, unless our Board of Directors or Compensation Committee authorizes an extension of the exercise term beyond the employee termination date. In the event of termination of employment without cause, any unexpired vested options may be exercised up to 90 days following the date of termination of employment, but only with respect to the number of shares purchasable at the time of the option holder's termination of employment. In the event of the termination of employment as a result of death or disability of the option holder, any unexpired vested options may be exercised up to six months following the date of such termination, but only with respect to the number of shares purchasable at the time of such termination. In the event of the option holder's retirement, any outstanding options shall, at the discretion of our Board of Directors or Compensation Committee, accelerate and become immediately exercisable as of the later of the date of retirement or one year following the date of the grant. The shares underlying any options which expire or are cancelled prior to exercise are subject to future options grants under the 1997 Plans.

     As of May 31, 2001, options to purchase a total of 1,529,772 Ordinary Shares under the 1997 Plans were outstanding.

     As of May 31, 2001, we had granted options under the 1997 Plans to certain officers to purchase an aggregate of 412,934 Ordinary Shares at exercise prices ranging from $5.00 to $7.00 per share; in each case, the option exercise price was equal to the fair market value of the Ordinary Shares on the date of grant, as determined by our Board of Directors.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

     A.   MAJOR SHAREHOLDERS

          As a result of the concentration of ownership of our voting ordinary shares, some shareholders may be able to exercise control over matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This control may have the effect of delaying or preventing a change in control of Paradigm.

          The following table sets forth certain information with respect to the beneficial ownership of our Ordinary Shares as of May 31, 2001 by each person who is known to own beneficially more than 5% of our outstanding Ordinary Shares.



                                                     Ordinary Shares
     Name And Address of                            Beneficially owned
     Beneficial Owners                       Number(1)                Percent
================================================================================
     Shamrock Holdings Inc.                1,649,943(2)                11.1%
     4444 Lakeside Drive
     Burbank, California 91510-7774
     U.S.A.

     Mashov Computers  Ltd.                1,590,406                   10.7%
     3, Hagalim Boulevard,
     Herzlia, Israel 46766

     Compagnie Generale de Geophysique     1,500,000(3)                10.1%
     Tour Montparnasse,
     33 Ave du Maine, BP 191 75755
     Paris, Cedex 15
     France

     Bachow Investment Partners III L.P.   1,399,000                    9.4%
     3 Bala Plaza East, 5th floor
     Bala Cynwyd, PA 19004 U.S.A.

     Harbourvest Partners,                   973,300                    6.5%
     1, Financial Center (flr. 44)
     Boston MA
     U. S. A.

     Jerusalem Venture Partners LP           793,293(4)                 5.3%
     1, Technology Park Bldg. Malha
     Jerusalem 91487
     Israel

     (1) Unless otherwise indicated, the entities identified in this table have sole voting and investment power with respect to all voting Ordinary Shares shown as beneficially owned by them, subject to community property laws, where applicable.

     (2) As part of a private placement in May 1999, Shamrock Holdings Inc. acquired 877,193 ordinary shares. Shamrock Holdings of California Inc., acquired a further 772,750 shares on the open market. Shamrock Holdings Inc. is a controlling person of Shamrock Holdings of California. Shamrock Holdings Inc. and Shamrock Holdings of California may be deemed to constitute a group within the meaning of Sec. 13(d)(3) of the Securities Exchange Act of 1934 as amended, with respect to the Ordinary Shares each owns. Accordingly, Shamrock Holdings Inc. may be deemed to beneficially own 1,649,943 Ordinary Shares.

     (3) In October 2000, Compagnie Generale de Geophysique received 1,500,000 Ordinary Shares as partial consideration for the acquisition of the Flagship business.

     (4) As part of a private placement in April 1999, Jerusalem Venture Partners LP acquired 877,193 Ordinary Shares.

          As of May 31, 2001, 14,891,902 of our Ordinary Shares were outstanding, all of which carry equal voting rights. At such date, there were 11 record holders of our Ordinary Shares in the United States who collectively held 73.5% of our outstanding Ordinary Shares.

SHAREHOLDERS AGREEMENTS

         For a description of the agreements between the Company and certain shareholders regarding the nomination of directors, see Item 6. "Directors and Senior Management - Agreements for Nomination of Directors".

REGISTRATION RIGHTS


         Shareholders holding an aggregate of up to 7,412,370 Ordinary Shares of the Company and holders of warrants exercisable into an aggregate of up to 362,862 Ordinary Shares (collectively, "Registrable Securities"), have certain demand and incidental registration rights with respect to those shares. The holders of up to 5,757,688 of the Registrable Securities have the right to demand an aggregate of three registrations of the Company, and two demand registrations on Form F-3, but not more than one during any six month period. Two groups of shareholders holding an aggregate of up to 877,193 and up to 1,140,351 Ordinary Shares, respectively, each have one demand registration and one registration on Form F-3. Each demand and request on Form F-3 must relate to the registration of shares in a minimum amount of $3,000,000. Shareholders holding 1,500,000 Ordinary Shares and warrants to purchase 250,000 Ordinary Shares only have incidental registration rights.

         The demand registration rights are subject to an underwriter's right of cutback, provided that all shares of shareholders other than the Registrable Securities are first excluded from such registration. The Company has undertaken not to cause any other registration of securities for its own account to become effective within 120 days after the effective date of any such demand registration. Form F-3 registration may be delayed for up to 120 days (and in some cases 180 days) in the event that the Company furnishes the holders of Registrable Securities a certificate signed by the President or Chief Executive officer of the Company stating that, in the good faith judgment of the Board of Directors, it would be seriously detrimental to the Company or its shareholders for such F-3 registration to be effected at that time, provided that the Company may not utilize this right more than once in any 12 month period. The incidental registration rights are unlimited, subject to an underwriter's right of cutback, provided that all Registrable Securities must be included in the registration prior to any other shares of the Company (with the exception of shares issued by the Company to the public). All expenses incurred in connection with such registrations will be borne by the Company, except that participating shareholders will be obligated to pay their proportionate share of the fees, discounts or commissions payable to any underwriter.


B.       RELATED PARTY TRANSACTIONS

         LOANS TO OFFICERS

         We entered into two loan agreements with Mr. Yehezkel Marueli, President and Chief Operating Officer, one in March 1999 and the second in July 1999. Under the terms of the agreements, we loaned Mr. Marueli an aggregate amount of $110,000, linked to the Israeli Consumer Price Index, with interest at the rate of 2% per annum until May 31, 2000 and 4% per annum from June 1, 2000. These loans were originally repayable on December 31, 2000, but repayment has been extended to December 31, 2001.

C.       INTERESTS OF EXPERTS AND COUNSEL

              Not applicable

ITEM 8.  FINANCIAL INFORMATION

A.       CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION


         See Item 18.

         LEGAL PROCEEDINGS

         Geophysical Micro Computer Application (International) Ltd. ("GMA") is appealing a final judgment entered by the trial court in the District Court of Dallas County, Texas in the matter of Paradigm Geophysical Ltd. vs. Geophysical Micro Computer Application (International) Ltd. On December 11, 1997, we filed suit for a declaratory judgment in the District Court of Dallas County, Texas to determine whether it has any obligation to GMA under a letter of intent (the "letter of intent"). Under the terms of the letter of intent, we and GMA contemplated a transaction in which GMA would purchase certain computer software programs and related products ("SeisX") from us, provided that we acquired the SeisX assets from a third party. On May 5, 1998, GMA filed a counterclaim for breach of contract, claiming that the letter of intent required us to sell SeisX to GMA. GMA sought compensatory, injunctive and declaratory relief. On September 11, 1998, the trial court granted summary judgment in our favor and declared that we had no obligation to sell the SeisX assets or related products to GMA, and that GMA takes nothing on its counterclaim. On December 7, 1998, GMA filed the above-referenced appeal. Oral arguments were presented before the Court of Appeals in April 2001 and the decision of the Court of Appeals is now awaited. We believe that the outcome of the above claim will not have an adverse effect on our business or on our consolidated financial statements.

         On December 10, 1999, our Canadian subsidiary ("Paradigm Canada") filed a claim for breach of contract, breach of obligation of confidence, breach of copyright and trademark infringement, and passing off against Zokero Incorporated, Edward Van Wieren and Shane Stogrin (the "defendants"). In addition, Paradigm Canada applied for and obtained an Anton Pillar Order on seizing certain property from the defendants and preserving it pending a trial of the action. An expert is reviewing the seized material. The defendants, Van Wieren and Stogrin, were former employees of Paradigm Canada. Paradigm Canada maintains that Van Wieren and Stogrin have, through their company, Zokero, utilized for their own commercial gain, confidential information and software and source code for software, all of which was developed by Paradigm Canada and is their property. Paradigm Canada is seeking unspecified damages and loss of profits, as well as injunctive relief and declaratory relief, with respect to the rights to the information and software in question. We believe that the outcome of the above claim will not have an adverse effect on our business or on our consolidated financial statements.

         Other than as set forth above, we are not a party to any other material legal proceedings.




DIVIDEND POLICY

         To date we have not declared or paid dividends to our shareholders . We retain our earnings for use in the expansion and operation of the business. The payment of any future dividends will be based on conditions then existing, including our earnings, financial condition and capital requirements as well as other conditions we deem relevant.

         The terms of our existing debt agreements and any additional debt that may be incurred by us may effectively limit our ability to pay dividends.



ITEM 9.  THE OFFER AND LISTING

         A.       OFFER AND LISTING DETAILS

         Our Ordinary Shares have been quoted on the Nasdaq National Market under the symbol "PGEO" since June 15, 1998. Since February 19, 2001 we have also been quoted on the Tel Aviv Stock Exchange under the dual-listing legislation enabling companies that are quoted on U.S. markets to dual-list on the Tel Aviv Stock Exchange with no additional regulatory requirements.

         The following table sets forth, for the periods indicated, the high and low sale prices of our Ordinary Shares as reported on the Nasdaq National Market.


            PERIOD           HIGH        LOW
            ------           ----        ---
           FOR 1998      $ 7.375     $ 4.190
           FOR 1999      $ 7.250     $ 4.250
           FOR 2000      $ 10.063    $ 4.250

             1998
        Second Quarter   $ 7.375     $ 7.000
       (commencing June
           15, 1998)
         Third Quarter   $ 7.125     $ 4.500
        Fourth Quarter   $ 5.875     $ 4.190

             1999
         First Quarter   $ 5.125     $ 4.250
        Second Quarter   $ 7.250     $ 5.000
         Third Quarter   $ 6.750     $ 5.625
        Fourth Quarter   $ 5.875     $ 4.500

             2000
         First Quarter   $ 10.063    $ 4.500
        Second Quarter   $ 7.813     $ 5.200
         Third Quarter   $ 6.875     $ 5.563
        Fourth Quarter   $ 7.000     $ 4.250
             2001
            January      $ 5.063     $ 4.250
           February      $ 6.000     $ 5.125
             March       $ 6.000     $ 5.063
             April       $ 5.770     $ 4.969
              May        $ 6.680     $ 5.470


B.       PLAN OF DISTRIBUTION

         Not applicable.

C.       MARKETS

         Not applicable.

D.       SELLING SHAREHOLDERS

         Not applicable.

E.       DILUTION

         Not applicable.

F.       EXPENSES OF THE ISSUE

         Not applicable.

ITEM 10. ADDITIONAL INFORMATION


A.       SHARE CAPITAL

         Not applicable.


B.       MEMORANDUM AND ARTICLES OF ASSOCIATION

1.  OBJECTS AND PURPOSES IN THE COMPANY'S ARTICLES OF ASSOCIATION

         We were first registered under Israeli law on July 27, 1987 as a private company, and on November 11, 1997, became a public company. Our registration number with the Israeli Registrar of Companies is 52-004351-4. Our objects and purposes are specified in Section 2 of our Memorandum of Association.

2.  PROVISIONS REGARDING DIRECTORS

         Pursuant to Article 54(b) of our Articles of Association, a transaction entered into by the Company in which a director of the Company has a personal interest, directly or indirectly, will be valid in respect of the Company and the given director only if approved by the Company's Board of Directors and, if such transactions are "irregular transactions" as defined in the Israeli Companies Law, only if approved in accordance with the requirements of the Israeli Companies Law.

         An "irregular transaction" pursuant to the Israeli Companies Law is defined as a transaction which is not in the ordinary course of business, a transaction which is not under ordinary market conditions or any transaction which might substantially affect the profitability of the Company, its assets and liabilities.

         The Israeli Companies Law provides that a director who has personal interest in a given transaction of the Company, brought to the approval of the Board of Directors, shall not be present and vote at that meeting unless a majority of the directors have a personal interest in the transaction. Article 55 of the Company's Articles of Association, provides that a director who has a personal interest in a matter which is brought for discussion before the Board of Directors may participate in said discussion, provided that he shall neither vote in with respect to nor attend discussions concerning the approval of the activities or the arrangements. If said director did vote or attend as aforesaid, the approval given to the aforesaid activity or arrangements shall be invalid.

         Pursuant to Article 72 of the Company's Articles of Association at any meeting of the Board of Directors at which a quorum is present, the board will have the authority to exercise all or part of the authorities, power of attorney and discretion invested at such time in the directors or regularly exercised by them. In respect of legal quorum at our Board meetings the Israeli Companies Law provides that, unless determined otherwise by the Company, a legal quorum at the Board meetings shall consist of the majority of the Board members. We have not decided otherwise and therefore, the legal quorum at our Board meeting will consist of the majority of the Board members.

         Any transaction concerning compensation to a director requires the approval of both the Board of Directors and the shareholders of the Company at the Company's General Meeting.

         The Board of Directors may from time to time, in its discretion, cause the Company to borrow or secure the payment of any sum or sums of money for the purpose of the Company, and may secure or provide for the repayment of such sum or sums in such manner, at such times and upon such terms and conditions in all respects as it sees fit and in particular, by the issuance of bonds, perpetual or redeemable debentures, debenture stock, or any mortgages, charges or other securities on the undertaking, or the whole or any part of the property of the Company, both present and future, including units uncalled or called but unpaid capital for the time being.

         There is no mandatory retirement age for the directors under our Articles of Association or the Israeli Companies Law.

         There is no requirement concerning the number of shares one individual must hold in order to qualify him or her as a director under our Articles of Association or the Israeli Companies Law.

3.  DIVIDENDS AND LIQUIDATION RIGHTS

         Subject to any preferential, deferred, qualified or other rights, privileges or conditions attached to any special class of shares with regard to dividends, the profits of the Company available for dividend and resolved to be distributed shall be applied in payment of dividends upon the shares of the Company in proportion to the amount paid up or credited as paid up per the nominal value thereon respectively. Unless not otherwise specified in the conditions of issuance of the shares, all dividends with respect to shares which were not fully paid up within a certain period, for which dividends were paid, shall be paid proportionally to the amounts paid or credited as paid on the nominal value of the shares during any portion of the above-mentioned period.

         The Board of Directors may declare a dividend to be paid to the shareholders according to their rights and interests in the profits, and may fix the record date for eligibility and the time for payment.

         The directors may from time to time pay to the shareholders on account of the next forthcoming dividend such interim dividends as, in their judgment, the position of the Company justifies.

         A transfer of shares shall not pass the right to any dividend declared thereon after such transfer and before the registration of the transfer.

         The Board of Directors may determine that, a dividend may be paid, wholly or partly, by the distribution of specific assets of the Company or by distribution of paid-up shares, debentures or debenture stock or any other securities of the Company or of any other companies or in any one or more of such ways in the manner and to the extent permitted by the Israeli Companies Law.

4.  VOTES OF SHAREHOLDERS

         Except as otherwise provided in our Articles of Association, any resolution at a General Meeting shall be deemed adopted if approved by the holders of a majority of the voting rights in the Company represented at the meeting in person or by proxy and voting thereon. In the case of an equality of votes, either on a show of hands or a poll, the chairman of the meeting shall not be entitled to a further or casting vote.

         Subject to any rights or restrictions for the time being attached to any class or classes of shares, every shareholder shall have one vote for each share of which he is the holder.

Votes may be given either personally or by proxy. A proxy need not be a shareholder of the Company.

5.  MODIFICATION OF CLASS RIGHTS

         If, at any time, the share capital is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issuance of the shares of that class) may be varied with the consent in writing of the holders of all the issued shares of that class, or with the sanction of a majority vote at a meeting of the shareholders passed at a separate meeting of the holders of the shares of the class. The provisions of the Articles of Association relating to General Meetings shall apply, mutatis mutandis, to every such separate General Meeting. Any holder of shares of the class present in person or by proxy may demand a secret poll.

         Unless otherwise provided by the conditions of issuance, the enlargement of an existing class of shares, or the issuance of additional shares thereof, shall not be deemed to modify or abrogate the rights attached to the previously issued shares of such class or of any other class.

6.  GENERAL MEETINGS

         General Meetings shall be held at least once in every calendar year at such time, not being more than fifteen months after the holding of the last preceding General Meeting, and at such time and place as may be determined by the Board of Directors. Such Annual General Meetings shall be called "Annual Meetings", and all other General Meetings of the shareholders shall be called "Special Meetings".

         Only shareholders of record as reflected on the Company's share register at the close of business on the date fixed by the board of directors as the record date determining the then shareholders who will be entitled to vote, shall be entitled to notice of, and to vote, in person or by proxy, at a General Meeting and any postponement or adjournment thereof.

7.  PROCEEDINGS AT GENERAL MEETINGS

         No business shall be transacted at any General Meeting unless a quorum is present when the meeting proceeds to business. The quorum at any Meeting shall be two shareholders present in person or by proxy, holding or representing at least one-third of the total voting rights in the Company. A company being a shareholder shall be deemed to be personally present for the purpose of the Company's Articles of Association if represented by its representative duly authorized in accordance with Article 42 of the Company's Articles of Association.

         If, within half an hour from the time appointed for the holding of a General Meeting, a quorum is not present, the meeting shall stand adjourned to the same day in the next week at the same time and place, or any time and hour as the Board of Directors shall designate and state in a notice to the shareholders entitled to vote at the original meeting, and if, at such adjourned meeting, a quorum is not present within half an hour from the time appointed for holding the meeting any two shareholders present in person or by proxy shall constitute a quorum. Notwithstanding the aforesaid, if a General Meeting was convened at the demand of shareholders as permitted by Section 63(b) of the Israeli Companies Law, then a quorum at such adjourned meeting shall be present only if one or more shareholders are present who held in the aggregate at least 5% of the issued share capital of the Company and at least 1% of the voting rights in the Company or one or more shareholders who hold in the aggregate at least 5% of the voting rights in the Company.

8.  RESTRICTION ON NON-RESIDENTS

         The Memorandum and Articles of Association of the Company do not restrict in any way the ownership of ordinary shares by nonresidents, except with respect to subjects of countries which are in a state of war with Israel, and neither the Memorandum and Articles of Association nor Israeli law restricts the voting rights of nonresidents of the State of Israel.

9.  RESTRICTIONS ON MERGERS; TAKEOVERS AND BUSINESS COMBINATIONS

         Pursuant to our Articles of Association, a merger requires approval by the Board and by our shareholders. In accordance with the provisions of the Israeli Companies Law and our Articles of Association, the Board may delay or impede a merger in the event that, in its opinion, there is a reasonable suspicion that as a result of the merger the merged Company will not be able to meet the company's obligations to its creditors.

         In addition, the Company's current Articles of Association provide that the Company may not engage in any business combination with an interested shareholder (in general, the Articles of Association defines an interested shareholder as any entity or person beneficially owning 15% or more of the outstanding voting shares of the Company and any entity or person affiliated with, controlling or controlled by such entity or person) for a period of three years following the date that such shareholder became an interested shareholder, unless:

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

10.  APPROVAL OF SPECIAL TRANSACTIONS UNDER ISRAELI LAW

         Under the Israeli Companies Law, the approval of the Board of Directors is required only for arrangements with respect to compensation of a company's chief executive officer. Arrangements regarding the compensation of directors also require audit committee and shareholder approval.

         The Israeli Companies Law requires that an officer or a controlling shareholder in a public company, including an Israeli company that is publicly traded outside of Israel, promptly disclose to the audit committee, Board of Directors and, in certain circumstances, the shareholders, any personal interest that he may have and all related material information known to him, in connection with any existing or proposed transaction by the company (an officer and a controlling shareholder are under no such duty of disclosure when the personal interest stems only from the personal interest of a relative in a transaction that is not exceptional). In addition, if the transaction is an exceptional transaction, as defined in the Israeli Companies Law, the officer must also disclose any personal interest held by the officer's spouse, siblings, parents, grandparents, descendants, spouse's descendants and the spouse of any of the foregoing, or by a corporation in which the officer is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager. The disclosure must be made without delay and not later than the Board of Directors meeting at which the transaction is first discussed. For these purposes, the definition of a controlling shareholder under the Israeli Companies Law includes a shareholder that holds 25% or more of the voting rights in a company, unless another shareholder holds more than 50% of the voting rights (if two or more shareholders are interested parties in the same transaction their shareholdings shall be deemed cumulative).

         Once the officer or controlling shareholder complies with these disclosure requirements, the company may approve the transaction in accordance with the provisions of the Israeli Companies Law and its articles of association. Generally, the approval of the majority of the disinterested members of the audit committee and the Board of Directors is required. If audit committee approval is required for a transaction with an interested party, an officer or a controlling shareholder, such approval may not be given unless, at the time the approval was granted two members of the audit committee were external directors and at least one of them was present at the meeting at which the audit committee decided to grant the approval. Shareholder approval may also be required if the transaction is an exceptional transaction. An exceptional transaction is a transaction other than in the ordinary course of business, otherwise than on market terms or that is likely to have a material impact on the company's profitability, assets or liabilities. In such event, the principal terms of such transaction must be disclosed in a notice to the shareholders which will include all substantive documents relating to the transaction. If the transaction is with an officer or with a third party in which the officer or the controlling shareholder has a personal interest, the approval must confirm that the transaction is not adverse to the company's interest. Shareholders must also approve all compensation paid to directors in whatever capacity, a company's undertaking to indemnify a director or indemnification under a permit to indemnify and any transaction in which a majority of the board members have a personal interest. An officer with a personal interest in any matter may not be present at any audit committee or Board of Directors meeting where such matter is being approved, and may not vote thereon, unless the majority of the members of the audit committee or of the Board of Directors have a personal interest in such approval. Shareholders' approval for an exceptional transaction must include at least one third of the shareholders who have no personal interest in the transaction and are present at the meeting. However, the transaction can be approved by shareholders without this one-third approval if the total shareholdings of those who vote against the transaction do not represent more than one percent of the voting rights in the company, unless the Minister of Justice shall determine a different percentage.

11.  ANTI-TAKEOVER PROVISIONS; MERGERS AND ACQUISITIONS UNDER ISRAELI LAW

         Pursuant to the Israeli Companies Law, if following any acquisition of shares of a public company or of a class of shares of a public company the acquiror will hold 90% or more of the company's shares or 90% of any class of the company's shares, respectively, then the acquiror must make a tender offer for all of the remaining shares or the particular class of shares of the company. In the event that 5% or more of the shareholders have not responded favorably to a tender offer, the offeror may not purchase more than 90% of that class of shares. This rule does not apply if the acquisition is made by way of a merger. Furthermore, the Israeli Companies Law provides that as long as a shareholder in a public company holds more than 90% of the company's shares or of a class of shares, such shareholder shall be precluded from purchasing any additional shares of that type.

         The Israeli Companies Law further provides that if following the tender offer such acquiring shareholder holds more than 95% of the outstanding shares of any class, the holders of all the remaining shares will be obligated to transfer such shares to the acquiror at the tender offer price. This entails the possibility of additional delay and the imposition of further approval requirements at the court's discretion. The Israeli Companies Law requires that each company that is party to a merger approve the transaction by a vote of the Board of Directors and by a vote of the majority of its outstanding shares, generally excluding shares voted by the other party to the merger or any person holding at least 25% of the other party to the merger, at a shareholders' meeting called on at least 21 days prior notice. In addition, the Israeli Companies Law does not generally require court approval of a merger. Pursuant to the Israeli Companies Law the articles of association of companies such as ours, which have been incorporated prior to February 1, 2000, are deemed to include a provision whereby the approval of a merger requires approval of the transaction by the majority of the shareholders present and voting on the proposed transaction who hold at least 75% of the shares present and voting at such meeting. Upon the request of a creditor to either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be completed unless at least 70 days have passed from the time that a proposal for approval of the merger has been filed with the Israeli Registrar of Companies and certain notification and information have been provided to debtors.

         Notwithstanding the approval requirements set forth in the Israeli Companies Law, companies, such as ours, which have been incorporated prior to the Israeli Companies Law coming into effect, must specifically amend their articles of association to provide for the shareholder voting requirements contained in the Israeli Companies Law.

         The Israeli Companies Law also provides that an open market acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a holder of 25% of the voting rights in the company. This rule does not apply if there already is another holder of 25% of the voting rights in the company. Similarly, the Israeli Companies Law provides that an open market acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become the holder of 45% of the voting rights in the company. This rule does not apply if another party already holds more than 50% of the voting rights in the company. Regulations promulgated under the Israeli Companies Law provide that these tender offer requirements do not apply to companies whose shares are listed for trading on a stock exchange outside of Israel only if, according to the laws in the country in which its shares are traded there is either a limitation on the acquisition of a specified percentage of control in the company or the acquisition of a specified percentage of control requires the purchaser to also make a tender offer to the public.

         The Israeli Companies Law, extends the disclosure requirements applicable to an office holder to a shareholder that holds 25% or more of the voting rights in a public company, including an Israeli company that is publicly traded outside of Israel such as on NASDAQ. Certain transactions between a public company and a 25% shareholder, or transactions in which a 25% shareholder of the company has a personal interest but which are between a public company and another entity, require the approval of the Board of Directors and of the shareholders. Moreover, an extraordinary transaction with a 25% shareholder or the terms of compensation of a 25% shareholder must be approved by the audit committee, the Board of Directors and shareholders.

         The shareholder approval for an extraordinary transaction must include at least one third of the shareholders who have no personal interest in the transaction and are present at the meeting; the transaction can be approved by shareholders without this one third approval, if the total share holdings of those who vote against the transaction do not represent more than 1% of the voting rights in the company.

         The Israeli Companies Law requires that certain transactions, actions and arrangements be approved as provided for in the Company's Articles of Association, by the Company's Board of Directors, by the audit committee and/or by the Company's shareholders. The vote required by the Audit Committee and the Board for approval of such matters, in each case, is a majority of the disinterested directors participating in a duly convened meeting.

     C.   MATERIAL CONTRACTS

         Other than the acquisition transaction agreements and related documents discussed in Item 4. "Information on the Company - History and Development of the Company " and in Item 5. "Operating and Financial Review and Prospects - Acquisitions," in the past two years we have not entered into any material contracts other than contracts entered into in the ordinary course of our business.

D.       EXCHANGE CONTROLS

         There are no restrictions under Israeli law on the payment of dividends or other distributions in respect of Ordinary Shares and any amounts payable upon the dissolution, liquidation or winding up of our affairs, as well as the proceeds of any sale in Israel of our securities to an Israeli resident are freely repatriable into non-Israeli currencies at the rate of exchange prevailing at the time of conversion, provided that Israeli income tax has been paid on (or withheld from) such payments.

         Neither our Memorandum of Association, Articles of Association nor the laws of the State of Israel restrict in any way the ownership or voting of shares by non-residents, except with respect to subjects of countries that are in a state of war with Israel.

E.       TAXATION

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

PROPOSED TAX REFORM

         On May 4, 2000, a committee chaired by the Director General of the Israeli Ministry of Finance issued a report recommending a sweeping reform in the Israeli system of taxation. The proposed reform would significantly alter the taxation of individuals and would also affect corporate taxation. In particular, the proposed reform would reduce but not eliminate, the tax benefits available to approved enterprises such as ours. The Israeli cabinet of the previous government has approved the recommendation in principle. The new Israeli government has declared that it intends to recommend tax reforms but has not approved the May 4, 2000 report or any other alternate reform. Implementation of any reform requires legislation by Israel's Knesset (Parliament). We cannot be certain whether the proposed reform will be adopted, when it will be adopted or what form any reform will ultimately take or what effect it will have on our company.

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

CAPITAL GAINS AND INCOME TAXES APPLICABLE TO NON-ISRAELI RESIDENT SHAREHOLDERS

         Under existing regulations, any capital gain realized by an individual shareholder with respect to the Ordinary Shares acquired on or after the listing of such shares for trading will be exempt from Israeli capital gains tax if the Ordinary Shares are listed on an approved foreign securities market (which includes Nasdaq in the United States), provided that the company continues to qualify as an Industrial Company under Israeli law and that the individual does not hold such shares for business purposes. If the Company does not maintain its status as an Industrial Company, then subject to any applicable tax treaty, the Israeli capital gains tax rates would be up to 50% for non-Israeli resident individuals, and 36% for companies, who are shareholders of the Company. The Tax Reform Committee proposes to institute capital gains tax on the real gains from the sale of securities traded on foreign exchanges (including the securities of Israeli companies traded on Nasdaq) at the rate of up to 25%.

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

FUND FOR THE ENCOURAGEMENT OF MARKETING ACTIVITIES

         The Company has received grants relating to its overseas marketing expenses from the Marketing Fund. These grants are awarded for specific expenses incurred by the Company for overseas marketing and are based upon the expenses reported by the Company to the Marketing Fund. All marketing grants recorded from the Marketing Fund until 1997 are linked to the dollar and are repayable as royalties at the rate of 3% of the amount of increases in export sales realized by the Company from the Marketing Fund. Grants recorded beginning January 1, 1998 bear royalties of 4% plus interest at LIBOR rates. The Company will be required to pay royalties on grants from the Marketing Fund only to the extent that it actually achieves increases in export sales. The proceeds of these grants are presented in the Company's consolidated financial statements as offsets to marketing expenses. Through December 31, 2000, the Company had received grants from the Marketing Fund in the amount of approximately $430,000. At March 31, 2001, the aggregate contingent liability was approximately $418,000.

 UNITED STATED FEDERAL INCOME TAX CONSIDERATIONS

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

         This summary does not deal with all aspects of U.S. Federal income taxation that may be relevant to particular U.S. Holders in light of their particular circumstances, or to U.S. Holders subject to special rules, including, without limitation, certain retirement plans, insurance companies, U.S. Holders of securities held as part of a "straddle," "synthetic security," "hedge",

"conversion transaction" or other integrated investment, persons that enter into "constructive sales" involving Ordinary Shares or substantially identical property with other investments, U.S. Holders whose functional currency is not the United States dollar, certain expatriates or former long-term residents of the United States, financial institutions, broker-dealers, tax-exempt organizations and U.S. Holders who own (directly, indirectly or through attribution) 10% or more of the Company's outstanding voting stock. The following discussion does not address the effect of any applicable state, local or foreign tax laws. This summary does not consider the tax treatment of persons who own Ordinary Shares through a partnership or other pass-through entity, and deals only with Ordinary Shares held as "capital assets" as defined in Section 1221 of the Code.

         This discussion is addressed only to "U.S. Holders." A U.S. Holder is a holder of Ordinary Shares that is a U.S. citizen, an individual resident in the United States for U.S. Federal income tax purposes, a domestic corporation, an estate the income of which is includible in its gross income for U.S. Federal income tax purposes without regard to its source, or a trust if either: (i) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all the substantial decisions of the trust or (ii) the trust was in existence on August 20, 1996 and, in general, would have been treated as a U.S. Holder under rules applicable prior to such time, provided the trust elects to continue such treatment thereafter.

         U.S. HOLDERS OF ORDINARY SHARES ARE ADVISED TO CONSULT WITH THEIR OWN TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAL TAX CONSEQUENCES, AS WELL AS THE TAX CONSEQUENCES IN OTHER JURISDICTIONS, OF THE PURCHASE, OWNERSHIP AND SALE OF ORDINARY SHARES APPLICABLE IN THEIR PARTICULAR TAX SITUATIONS.

TAXATION OF DIVIDENDS

         The gross amount of any distributions received with respect to Ordinary Shares, including the amount of any Israeli taxes withheld therefrom, will constitute dividends for U.S. Federal income tax purposes, to the extent of our current and accumulated earnings and profits as determined for U.S. Federal income tax principles. You will be required to include this amount of dividends in gross income as ordinary income. Distributions in excess of our earnings and profits will be treated as a non-taxable return of capital to the extent of your tax basis in the Ordinary Shares, and any amount in excess of your tax basis will be treated as gain from the sale of Ordinary Shares. See "--Disposition of Ordinary Shares" below for the discussion on the taxation of capital gains. Dividends will not qualify for the dividends-received deduction generally available to corporations under Section 243 of the Code.

         Dividends that we pay in NIS, including the amount of any Israeli taxes withheld therefrom, will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such dividends are received. A U.S. Holder who receives payment in NIS and converts NIS into U.S. dollars at an exchange rate other than the rate in effect on such day may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss. U.S. Holders should consult their own tax advisors concerning the U.S. tax consequences of acquiring, holding and disposing of NIS.

         Any Israeli withholding tax imposed on such dividends will be a foreign income tax eligible for credit against a U.S. Holder's U.S. Federal income tax liability, subject to certain limitations set out in the Code (or, alternatively, for deduction against income in determining such tax liability). The limitations set out in the Code include computational rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. Federal income taxes otherwise payable with respect to each such class of income. Dividends generally will be treated as foreign-source passive income or financial services income for United States foreign tax credit purposes. Foreign income taxes exceeding the credit limitation for the year of payment or accrual may be carried back for two taxable years and forward for five taxable years in order to reduce U.S. Federal income taxes, subject to the credit limitation applicable in each of such years. Other restrictions on the foreign tax credit include a prohibition on the use of the credit to reduce liability for the U.S. individual and corporation alternative minimum taxes by more than 90%. A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on the Ordinary Shares to the extent such U.S. Holder has not held the Ordinary Shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the Ordinary Shares are not counted toward meeting the 16-day holding period required by the statute. The rules relating to the determination of the foreign tax credit are complex, and you should consult with your personal tax advisors to determine whether and to what extent you would be entitled to this credit.

DISPOSITIONS OF ORDINARY SHARES

         If you sell or otherwise dispose of Ordinary Shares, you will recognize gain or loss for U.S. Federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and the adjusted tax basis in the Ordinary Shares. Subject to the discussion below under the heading "Passive Foreign Investment Companies," such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if you have held the Ordinary Shares for more than one year at the time of the sale or other disposition. In general, any gain that you recognize on the sale or other disposition of Ordinary Shares will be U.S.-source for purposes of the foreign tax credit limitation; losses, will generally be allocated against U.S. source income. Deduction of capital losses is subject to certain limitations under the Code.

         In the case of a cash basis U.S. Holder who receives NIS in connection with the sale or disposition of Ordinary Shares, the amount realized will be based on the U.S. dollar value of the NIS received with respect to the Ordinary Shares as determined on the settlement date of such exchange. A U.S. Holder who receives payment in NIS and converts NIS into United States dollars at a conversion rate other than the rate in effect on the settlement date may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss.

         An accrual basis U.S. Holder may elect the same treatment required of cash basis taxpayers with respect to a sale or disposition of Ordinary Shares, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the Internal Revenue Service (the "IRS"). In the event that an accrual basis U.S. Holder does not elect to be treated as a cash basis taxpayer (pursuant to the Treasury regulations applicable to foreign currency transactions), such U.S. Holder may have a foreign currency gain or loss for U.S. Federal income tax purposes because of differences between the U.S. dollar value of the currency received prevailing on the trade date and the settlement date. Any such currency gain or loss would be treated as ordinary income or loss and would be in addition to gain or loss, if any, recognized by such U.S. Holder on the sale or disposition of such Ordinary Shares.

PASSIVE FOREIGN INVESTMENT COMPANIES

         For U.S. Federal income tax purposes, we will be considered a passive foreign investment company ("PFIC") for any taxable year in which either (1) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, passive income includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. If we were determined to be a PFIC for U.S. Federal income tax purposes, highly complex rules would apply to U.S. Holders owning Ordinary Shares. Accordingly, you are urged to consult your tax advisors regarding the application of such rules.

         Based on our current and projected income, assets and activities, we believe that we are not currently a PFIC nor do we expect to become a PFIC in the foreseeable future. However, because the determination of whether we are a PFIC is determined as of the end of each taxable year and is dependent on a number of factors, including the value of our assets (based on the market price of our Ordinary Shares) and the amount and type of our gross income, there can be no assurances that we will not become a PFIC for any future taxable year.

         If we are treated as a PFIC for any taxable year, then, unless you elect either to treat your investment in Ordinary Shares as an investment in a "qualified electing fund" (a "QEF election") or to "mark-to-market" your Ordinary Shares, as described below,

         - you would be required to allocate income recognized upon receiving certain dividends or gain recognized upon the disposition of Ordinary Shares ratably over the holding period for such Ordinary Shares,

         - the amount allocated to each year during which we are considered a PFIC other than the year of the dividend payment or disposition would be subject to tax at the highest individual or corporate tax rate, as the case may be, and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year,

         - gain recognized upon the disposition of Ordinary Shares would be taxable as ordinary income and

         - you would be required to make an annual return on IRS Form 8621 regarding distributions received with respect to Ordinary Shares and any gain realized on your Ordinary Shares.

         If you make either a timely QEF election or a timely mark-to-market election in respect of your Ordinary Shares, you would not be subject to the rules described above. If you make a timely QEF election, you would be required to include in your income for each taxable year your pro rata share of our ordinary earnings as ordinary income and your pro rata share of our net capital gain as long-term capital gain, whether or not such amounts are actually distributed to you. You would not be eligible to make a QEF election unless we comply with certain applicable information reporting requirements.

         Alternatively, if you elect to "mark-to-market" your Ordinary Shares, you will generally include in income any excess of the fair market value of the Ordinary Shares at the close of each tax year over your adjusted basis in the Ordinary Shares. If the fair market value of the Ordinary Shares had depreciated below your adjusted basis at the close of the tax year, you may generally deduct the excess of the adjusted basis of the Ordinary Shares over its fair market value at that time. However, such deductions generally would be limited to the net mark-to-market gains, if any, that you included in income with respect to such Ordinary Shares in prior years. Income recognized and deductions allowed under the mark-to-market provisions, as well as any gain or loss on the disposition of Ordinary Shares with respect to which the mark-to-market election is made, is treated as ordinary income or loss.

BACKUP WITHHOLDING AND INFORMATION REPORTING

         Payments in respect of Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and to a 31 percent U.S. backup withholding tax. Backup withholding will not apply, however, if you (i) are a corporation or come within certain exempt categories, and demonstrate the fact when so required, or (ii) furnish a correct taxpayer identification number and make any other required certification. Any amount withheld under these rules may be credited against your federal income tax liability.

         Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. Holder's U.S. tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

         Any U.S. holder who holds 10% or more in vote or value of our Ordinary Shares will be subject to certain additional United States information reporting requirements.

U.S. GIFT AND ESTATE TAX

         An individual U.S. Holder of Ordinary Shares will be subject to U.S. gift and estate taxes with respect to Ordinary Shares in the same manner and to the same extent as with respect to other types of personal property.


F.       DIVIDEND AND PAYING AGENTS

         Not applicable.

G.       STATEMENT BY EXPERTS

         Not applicable.


H.       DOCUMENTS ON DISPLAY

         This Annual Report and the exhibits thereto and any other document we file pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the following Securities and Exchange Commission public reference rooms: 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549; Seven World Trade Center, Suite 1300, New York, NY 10048; Room 3190, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661. You may obtain information on the operation of the Securities and Exchange Commission's public reference room in Washington, D.C. by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Exchange Act file number for our Securities and Exchange Commission filings is 0-29538.

         The documents concerning our company which are referred to in this Annual Report may also be inspected at our offices located at Gav-Yam Center No. 3, 9 Shenkar St., Herzlia B 46120, Israel.


I.       SUBSIDIARY INFORMATION

         Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK CURRENCY FLUCTUATIONS

         Approximately 90% of our revenue is in US dollars, or linked to the US dollar, and therefore the dollar is our functional currency. Approximately 50% of our operating expenses are paid in US dollars or are linked to US dollars. Other significant currencies in which we receive revenue or pay expenses are Australian dollars, British pounds, Canadian dollars, the European Monetary Union currency ("euro"), Russian Rubles and Israeli shekels. Historically, the effect of fluctuations in currency exchange rates has had a minimal impact on our operations. As we expand our operations outside of the United States and receive revenue and pay expenses in currencies other than the US dollar, our exposure to fluctuations in currency exchange rates could increase. In managing our foreign exchange risk, where we believe appropriate, we enter into various foreign exchange contracts. As of December 31, 2000, we had entered into hedging transactions only in regard to our New Israeli Shekel/ US dollar exposure, which was our most significant exposure.

         FOREIGN CURRENCY RISK

         Market risks relating to our operations may result from changes in interest rates, foreign currency exchange rates and weak economic conditions in foreign markets. In general, we do not invest in foreign currency or engage in interest-risk hedging or other risk-related tradable financial instruments, and we do not hold any derivative financial instruments.

         Where we believe appropriate, we enter into foreign exchange forward contracts to hedge some of our foreign currency exposure. We use such contracts to hedge exposure to changes in foreign currency exchange rates associated with revenue denominated in a foreign currency and anticipated costs to be incurred in a foreign currency. We seek to minimize the risk that the fair value of sales of our products and services and cash flow required for our expenses denominated in a currency other than our functional currency, the dollar, will be affected by changes in exchange rates.

         INTEREST RATE RISK

         Our interest expenses and income are sensitive to changes in interest rates, as all of our cash reserves and borrowings are subject to interest rate changes. Excess liquidity is invested in short-term interest-bearing investments, consisting primarily of short term bank deposits, which bear minimal interest rate risk. As of December 31, 2000, our total outstanding indebtedness in regard to short-term debt and current maturities of long term bank loans was approximately $ 7.6 million, in regard to medium term bank loans was $ 1.3 million, and in connection with capital lease obligations was $ 1.3 million. In the aggregate, this indebtedness bears a minimal interest rate risk.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

         Not applicable.


                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

         In November 2000, our shareholders approved the adoption of an amended and restated Articles of Association (the "Amended Articles"). The principal amendments modifying shareholder rights and which are not mandated by law can be summarized as follows:

         - The Board of Directors has the authority to declare dividends to our shareholders (our previous Articles of Association required shareholder approval).

         - All decisions which under the previous Articles of Association and the Israeli law in force until February 1, 2000, required that the amendments to the Articles of Associations and a number of other decisions such as the increase of share capital, share splits and other recapitalizations required the approval of at least 75% of our shareholders present and voting at a special meeting of shareholders. As permitted under the new Israeli Companies Law, the Amended Articles provide that these decisions require a simple majority of shareholders present and voting at any shareholders meeting (with the exception of Article 100 which deals with certain business combinations the amendment of which requires the affirmative vote of at least 75% of our shareholders present (in person or by proxy) at the Meeting and voting on the resolution) .

         - We are permitted to purchase our own shares in certain circumstances (this was previously prohibited).

                                    PART III

ITEM 17.  FINANCIAL STATEMENTS

     Not applicable.



ITEM 18 - FINANCIAL STATEMENTS AND EXHIBITS


The following consolidated financial statements and related auditors report are filed as part of this Annual Report.

Index to Financial Statements:

   1.   Report of Independent Auditors......................          F-2

   2.   Consolidated Balance Sheets.........................          F-3

   3.   Consolidated Statements of Operations...............          F-5

   4.   Statements of Changes in Shareholders' Equity.......          F-6

   5.   Consolidated Statements of Cash Flows...............          F-7

   6.   Notes to the Financial Statements...................          F-9



ITEM 19 - EXHIBITS

The following exhibits are filed as part of this Annual Report:

    EXHIBITS NO.                         EXHIBIT

         1.1++*     Memorandum of Association.

         1.2#       Amended and Restated Articles of Association.

         2.1* Form of Warrant Agreement, dated as of October 10, 1997, between Paradigm Geophysical Ltd. and the Bridge Loan lenders.

         2.2* Form of Warrant Certificate by Paradigm Geophysical Ltd. in favor of the Bridge Loan lenders.

         2.3* Form of 1994 Warrant issued in connection with a private placement of Paradigm Geophysical Ltd.'s securities.

         2.4*** Registration Rights Agreement, dated March 12, 1999, by and among Paradigm Geophysical Ltd., Jerusalem Venture Partners L.P. and Jerusalem Venture Partners (Israel) L.P.

         2.5*** Registration Rights Agreement, dated April 14, 1999, by and among Paradigm Geophysical Ltd., Shamrock Holdings, Inc., Eastgate Fund L.P., Eastgate International Limited, Mr. Harris Kaplan and Berman Eastgate Growth Fund.

         4.1** Stock Purchase Agreement, dated as of September 5, 1997, as amended September 24, 1997, among Paradigm Geophysical Ltd., Paradigm Geophysical Corp. and GeoScience Corporation.

         4.2*       Key Employee Plan.

         4.3*       May 1994 Stock Option Plan.

         4.4*       1994 General Stock Option Plan.

         4.5*       1997 Executive Stock Option Plan.

         4.6*       1997 Stock Option Plan for Qualifying Israel Employees.

         4.7*       1997 Stock Option Plan for U.S. Employees.

         4.8*** Amended and Restated Asset Purchase Agreement, dated February 3,1999, by and among Geotech Joint Stock Company and Dr. Nikolai L. Baransky, Dr. Evgenii A. Kozlov, Mr. Dimitry V. Sulitsky, Mr. Christopher D. Kim, Paradigm Geophysical (U.K.) Ltd., Paradigm Geophysical Europe Ltd., Paradigm Geophysical Services Ltd. and Paradigm Geophysical Ltd.

         4.9*** Business Sale Agreement, dated March 31, 1999, by and among Mincom Limited, Mincom Inc., Mincom International Pty Limited, Mincom Pty Ltd., Mincom Services Pty Ltd., Mincom Inc. and Paradigm Geophysical Ltd.

         4.10*** Share Purchase Agreement, dated March 12, 1999, by and among Paradigm Geophysical Ltd., Jerusalem Venture Partners L.P. and Jerusalem Venture Partners (Israel) L.P.

         4.11*** Share Purchase Agreement, dated April 14, 1999, by and between Paradigm Geophysical Ltd. and Shamrock Holdings, Inc.

         4.12*** Share Purchase Agreement, dated April 14, 1999, between Paradigm Geophysical Ltd. and Eastgate Fund L.P., Eastgate International Limited, Mr. Harris Kaplan and Berman Eastgate Growth Fund.

         4.13# Securities Purchase Agreement, dated October 4, 2000, by and between Compagnie Generale de Geophysique and Paradigm Geophysical Ltd. and Paradigm Geophysical Corp. with respect to Flagship S.A. and Flagship Geosciences LLC.

         4.14**** Share Purchase Agreement, dated May 16 2001, by and between Paradigm Geophysical Ltd. and Peter David Raby regarding the purchase of the entire issued share capital of Sysdrill Ltd.

         8.1#       Subsidiaries of Paradigm Geophysical Ltd.

        10.1#       Consent of Kost Forer and Gabbay.
--------------------
         ++         English translations from Hebrew original.

         * Incorporated herein by reference to Paradigm Geophysical Ltd.'s Registration Statement on Form F-1 (File No. 333-7926), filed with the Commission on November 10, 1997.

         ** Incorporated herein by reference to Amendment No. 1 to Paradigm Geophysical Ltd.'s Registration Statement on Form F-1 (File No. 333-7926), filed with the Commission on November 21, 1997.


         *** Incorporated herein by reference to Paradigm Geophysical Ltd.'s Annual Report on Form 20-F for the fiscal year ended June 30, 1999.

         **** Incorporated herein by reference to Paradigm Geophysical Ltd.'s Report on Form 6-K for the month of May 2001.

         #          Filed herewith.



                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.



                                            PARADIGM GEOPHYSICAL LTD.

                                         By: /s/ Brian Berman
                                            -----------------------
                                            Brian Berman
                                            Chief Financial Officer



Date: June 29, 2001

                 PARADIGM GEOPHYSICAL LTD. AND ITS SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                             AS OF DECEMBER 31, 2000

                                 IN U.S. DOLLARS

                                      INDEX

                                                                             PAGE
                                                                           ---------
REPORT OF INDEPENDENT AUDITORS                                               F-2

CONSOLIDATED BALANCE SHEETS                                               F-3 - F-4

CONSOLIDATED STATEMENTS OF OPERATIONS                                        F-5

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY                                F-6

CONSOLIDATED STATEMENTS OF CASH FLOWS                                     F-7 - F-8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                                F-9 - F-34

                           [ERNST & YOUNG LETTERHEAD]



                         REPORT OF INDEPENDENT AUDITORS

                             TO THE SHAREHOLDERS OF

                            PARADIGM GEOPHYSICAL LTD.

           We have audited the accompanying consolidated balance sheets of Paradigm Geophysical Ltd. ("the Company") and its subsidiaries as of December 31, 1999 and 2000, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Paradigm Geophysical (U.K), a wholly-owned subsidiary, which statements reflect total assets constituting 13% of total consolidated assets as of December 31, 1999, and total revenues constituting 26% and 22% of total consolidated revenues for the years ended December 31, 1998 and 1999, respectively. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to data included for Paradigm Geophysical (U.K.) is based solely on the reports of the other auditors. We did not audit the financial statements of Paradigm Geophysical (Singapore) Pte Ltd., a wholly-owned subsidiary which statements reflect total revenues constituting 13% of total consolidated revenues for the year ended December 31, 1998. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for Paradigm (Singapore) Pte. Ltd., is based solely on the reports of the other auditors.

           We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

           In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 1999 and 2000, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Tel-Aviv, Israel                                   KOST FORER & GABBAY
January 22, 2001                         A Member of Ernst & Young International

PARADIGM GEOPHYSICAL LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                                                 DECEMBER 31,
                                                                                        -------------------------------
                                                                                           1999                 2000
                                                                                        ----------           ----------
      ASSETS

CURRENT ASSETS:
Cash and cash equivalents                                                               $    5,457           $    8,647
Trade receivables (net of allowance for doubtful accounts of
    $ 1,666 in 1999 and $ 2,950 in 2000)                                                    21,612               22,707
Accrued income                                                                               9,012                4,077
Other receivables and prepaid expenses                                                       2,443                4,110
                                                                                        ----------           ----------

Total current assets                                                                        38,524               39,541
                                                                                        ----------           ----------

LONG-TERM TRADE RECEIVABLES                                                                     54                  221
                                                                                        ----------           ----------

SEVERANCE PAY FUND                                                                             861                1,076
                                                                                        ----------           ----------

PROPERTY AND EQUIPMENT, NET                                                                 12,007               13,318
                                                                                        ----------           ----------

OTHER ASSETS, NET                                                                           14,719               25,605
                                                                                        ----------           ----------

                                                                                         $  66,165            $  79,761
                                                                                         =========            =========

The accompanying notes are an integral part of the consolidated financial statements.

PARADIGM GEOPHYSICAL LTD. AND ITS SUBSIDIARIES
                                                     CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

                                                                                                  DECEMBER 31,
                                                                                         -----------------------------
                                                                                           1999                 2000
                                                                                         --------             --------
   LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank loans                                                                    $  2,000             $  4,528
Current maturities of long-term bank loans                                                  2,639                3,112
Current maturities of capital lease obligations                                               434                  546
Trade payables                                                                              2,774                6,045
Other payables and accrued expenses                                                         8,792                9,931
Deferred revenues                                                                           6,539                4,519
                                                                                         --------             --------

Total current liabilities                                                                  23,178               28,681
                                                                                         --------             --------

LONG TERM LIABILITIES:
Long-term bank loans, net of current maturities                                             3,923                1,277
Capital lease obligations, net of current maturities                                          742                  206
Other lease obligations                                                                       759                  517
Accrued severance pay                                                                       1,650                2,338
Deferred income tax liability                                                                 445                  273
                                                                                         --------             --------

Total long-term liabilities                                                                 7,519                4,611
                                                                                         --------             --------
SHAREHOLDERS' EQUITY:
Share capital:
  Authorized - 18,000,000 Ordinary shares of NIS 0.5 par value; 2,000,000
   Preferred shares of NIS 0.5 par value as of December 31, 1999 and 2000

  Issued and outstanding - 13,026,336 Ordinary shares as of December 31, 1999 and 14,691,904 Ordinary shares as of

   December 31, 2000                                                                        2,064                2,273
Additional paid-in capital                                                                 51,903               60,954
Accumulated other comprehensive loss                                                       (1,166)              (1,784)
Accumulated deficit                                                                       (17,333)             (14,974)

                                                                                         --------             --------
Total shareholders' equity                                                                 35,468               46,469
                                                                                         --------             --------

                                                                                         $ 66,165             $ 79,761
                                                                                         ========             ========

The accompanying notes are an integral part of the consolidated financial statements.

PARADIGM GEOPHYSICAL LTD. AND ITS SUBSIDIARIES
                                           CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

                                                                        YEAR ENDED DECEMBER 31,
                                                           --------------------------------------------------
                                                             1998                 1999                 2000
                                                           --------             --------             --------
Revenues:
Products                                                   $ 38,074             $ 43,023             $ 46,390
Services                                                      7,288               11,483               16,908
                                                           --------             --------             --------

Total revenues                                               45,362               54,506               63,298
                                                           --------             --------             --------
Operating expenses:
Cost of products                                              8,559               12,418               10,816
Cost of services                                              3,107                5,804                6,352
Research and development                                      7,660                9,306               11,215
Sales and marketing, general and administrative              15,822               20,638               23,518
Depreciation                                                  2,298                3,865                4,746
Amortization of intangible assets                             2,347                3,064                3,360
Non recurring expenses                                           --                2,705                   --
                                                           --------             --------             --------

Total operating expenses                                     39,793               57,800               60,007
                                                           --------             --------             --------

Operating income (loss)                                       5,569               (3,294)               3,291
Financial expenses, net                                        (661)                (484)                (552)
                                                           --------             --------             --------

Income (loss) before taxes on income                          4,908               (3,778)               2,739
Taxes on income                                                 356                   --                  380
                                                           --------             --------             --------

Net income (loss)                                          $  4,552             $ (3,778)            $  2,359
                                                           ========             ========             ========

Basic net earnings (loss) per share                        $   0.66             $  (0.31)            $   0.17
                                                           ========             ========             ========

Diluted net earnings (loss) per share                      $   0.49             $  (0.31)            $   0.17
                                                           ========             ========             ========

The accompanying notes are an integral part of the consolidated financial statements.

PARADIGM GEOPHYSICAL LTD. AND ITS SUBSIDIARIES
                                   STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA



                                                       PREFERRED SHARES                 ORDINARY SHARES
                                                    SHARES           AMOUNT           SHARES        AMOUNT
                                                   ---------         ------         ----------     --------
Balance as of January 1, 1998                      4,735,802         $  765          2,328,682     $    521
Comprehensive income (loss):
  Net income                                               -              -                  -            -
  Foreign currency translation
   adjustments                                             -              -                  -            -
Total comprehensive income
Issuance of Ordinary shares, net                           -              -          3,350,000          458
Exercise of over-allotment                                 -              -            100,000           14
Conversion of Preferred shares
  into Ordinary shares                            (4,735,802)          (765)         4,735,802          765
                                                   ---------         ------         ----------     --------
Balance as of December 31, 1998                            -              -         10,514,484        1,758
Comprehensive loss:
  Net loss                                                 -              -                  -            -
  Foreign currency translation
   adjustments                                             -              -                  -            -
Total comprehensive loss
Issuance of Ordinary shares, net                           -              -          2,017,544          246
Issuance of shares upon exercise of warrants               -              -            479,908           58
Issuance of shares upon exercise of stock options          -              -             14,400            2
                                                   ---------         ------         ----------     --------

Balance as of December 31, 1999                            -              -         13,026,336        2,064
Comprehensive income (loss):
  Net income                                               -              -                  -            -
  Foreign currency translation
   adjustments                                             -              -                  -            -
Total comprehensive income
Issuance of shares upon acquisition of                     -              -          1,500,000          186
   Flagship

Issuance of shares upon exercise
  of warrants                                              -              -            119,782           15
Issuance of shares upon exercise
  of stock options, net                                    -              -             45,786            8
                                                   ---------         ------         ----------     --------
Balance as of December 31, 2000                            -         $    -         14,691,904      $ 2,273
                                                   =========         ======         ==========     ========

                                                                    ACCUMULATED
                                                    ADDITIONAL         OTHER                               TOTAL
                                                     PAID-IN       COMPREHENSIVE      ACCUMULATED      SHAREHOLDERS'
                                                     CAPITAL            LOSS            DEFICIT            EQUITY
                                                   ----------          -------         ---------          ---------
Balance as of January 1, 1998                      $   19,707         $   (246)      $   (18,107)         $   2,640
Comprehensive income (loss):
  Net income                                                -                -             4,552              4,552
  Foreign currency translation
   adjustments                                              -             (496)                -               (496)
                                                                                                          ---------
Total comprehensive income                                                                                    4,056
                                                                                                          =========
Issuance of Ordinary shares, net                       18,892                -                 -             19,350
Exercise of over-allotment                                637                -                 -                651
Conversion of Preferred shares
  into Ordinary shares                                      -                -                 -                  -
                                                   ----------          -------         ---------          ---------
Balance as of December 31, 1998                        39,236             (742)          (13,555)            26,697
Comprehensive loss:
  Net loss                                                  -                -            (3,778)            (3,778)
  Foreign currency translation
   adjustments                                              -             (424)                -               (424)
                                                                                                          ---------
Total comprehensive loss                                                                                     (4,202)
                                                                                                          =========
Issuance of Ordinary shares, net                       10,736                -                 -             10,982
Issuance of shares upon exercise of warrants            1,861                -                 -              1,919
Issuance of shares upon exercise of stock options          70                -                 -                 72
                                                   ----------          -------         ---------          ---------

Balance as of December 31, 1999                        51,903           (1,166)          (17,333)            35,468
Comprehensive income (loss):
  Net income                                                -                -             2,359              2,359
  Foreign currency translation
   adjustments                                              -             (618)                -               (618)
                                                                                                          ---------
Total comprehensive income                                                                                    1,741
                                                                                                          =========
Issuance of shares upon acquisition of                  8,889                -                 -              9,075
   Flagship

Issuance of shares upon exercise
  of warrants                                               -                -                 -                 15
Issuance of shares upon exercise
  of stock options, net                                   162                -                 -                170
                                                   ----------          -------         ---------          ---------
Balance as of December 31, 2000                      $ 60,954          $(1,784)        $ (14,974)          $ 46,469
                                                   ==========          =======         =========          =========

The accompanying notes are an integral part of the consolidated financial statements.

PARADIGM GEOPHYSICAL LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                                       YEAR ENDED DECEMBER 31,
                                                                              ----------------------------------------------
                                                                                1998               1999               2000
                                                                              ---------         ----------           -------
Cash flows from operating activities:

Net income (loss)                                                             $   4,552         $   (3,778)          $ 2,359
Adjustments to reconcile net income (loss) to net cash
   provided by (used in) operating activities:
   Depreciation and amortization                                                  4,778              6,929             8,106
   Impairment of development technology                                               -              1,595                 -
   Decrease (increase) in trade receivables, accrued income
      and long-term trade receivables                                            (5,035)            (8,866)           10,081
   Decrease (increase) in other receivables and prepaid expenses                  1,432                (98)              441
   Increase (decrease) in deferred income
      tax assets and liabilities, net                                              (202)               203              (171)
   Decrease (increase) in other assets                                                -                 84                 -
   Increase (decrease) in trade and other payables and
      accrued expenses                                                           (5,384)             1,795            (4,561)
   Increase (decrease) in deferred revenues                                      (1,929)             1,004            (2,522)
   Accrued severance pay, net                                                        15                243            (1,083)
   Other                                                                              -                  -               (22)
                                                                              ---------         ----------           -------
Net cash provided by (used in) operating activities                             *(1,773)             *(889)           12,628
                                                                              ---------         ----------           -------

Cash flows from investing activities:

Purchase of property and equipment                                               (4,516)            (5,847)           (5,331)
Proceeds from sale of property and equipment                                          -                  -                39
Purchase of developed technology                                                      -             (1,175)             (170)
Payment for acquisition of a consolidated subsidiary, PTM  (1)                        -             (8,379)                -
Payment for acquisition of a consolidated subsidiary, Flagship (2)                    -                  -            (3,980)
                                                                              ---------         ----------           -------
Net cash used in investing activities                                            (4,516)           (15,401)           (9,442)
                                                                              ---------         ----------           -------
Cash flows from financing activities:

Proceeds from short-term bank loans                                              *1,584             *2,000             7,506
Principal payment of short-term bank loans                                        *(517)           *(1,778)           (4,978)
Principal payment of note payable                                                (8,457)                 -                 -
Principal payments of capital lease obligations                                       -               (200)             (424)
Proceeds from long-term loans                                                         -              6,500                 -
Principal payment of long-term loans                                               (571)              (427)           (2,173)
Principal payment of bridge loan                                                (12,000)                 -                 -
Payment of other lease obligations                                                    -               (200)             (242)
Issuance of share capital, net                                                   21,160             10,982                 -
Proceeds from exercise of warrants and stock options                                  -              1,991               185
Amortization of debt issuance costs from warrants issued                            475                  -                 -
                                                                              ---------         ----------           -------

Net cash provided by financing activities                                        *1,674            *18,868              (126)
                                                                              ---------         ----------           -------

Effect of exchange rate changes on cash and cash equivalents                       (151)              (584)              130
                                                                              ---------         ----------           -------

Increase (decrease) in cash and cash equivalents                                 (4,766)             1,994             3,190
Cash and cash equivalents at the beginning of the year                            8,229              3,463             5,457
                                                                              ---------         ----------           -------

Cash and cash equivalents at the end of the year                              $   3,463          $   5,457           $ 8,647
                                                                              =========          =========           =======

* Reclassified

The accompanying notes are an integral part of the consolidated financial statements.

PARADIGM GEOPHYSICAL LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                                              YEAR ENDED DECEMBER 31,
                                                                                      -----------------------------------------
                                                                                        1998            1999             2000
                                                                                      --------        --------         --------
(1) Payment for acquisition of a consolidated subsidiary, PTM:
Estimated fair values of assets acquired and liabilities assumed at the date of acquisition:
Working capital deficiency, excluding cash and cash equivalents                       $     --        $   (672)        $     --

Property and equipment                                                                      --             318               --
Acquired technology                                                                         --           5,146               --
Assembled work-force                                                                        --             851               --
Goodwill                                                                                    --           2,736               --
                                                                                      --------        --------         --------

                                                                                      $     --        $  8,379         $     --
                                                                                      ========        ========         ========
(2) Payment for acquisition of a consolidated subsidiary, Flagship:
Estimated fair values of assets acquired and liabilities assumed at the date of acquisition:
Working capital deficiency, excluding cash and cash equivalents                       $     --        $     --         $ (1,014)
Property and equipment                                                                      --              --              743
Acquired technology                                                                         --              --            3,430
Assembled work-force                                                                        --              --            1,180
Customer base                                                                               --              --            2,410
Goodwill                                                                                    --              --            7,056
                                                                                      --------        --------         --------

                                                                                            --              --           13,805
Less - amount financed by issuance of shares, net                                           --              --           (9,075)
Less - accrued prepaid acquisition expenses                                                 --              --             (750)
                                                                                      --------        --------         --------

                                                                                      $     --        $     --         $  3,980
                                                                                      ========        ========         ========
Supplemental disclosure of cash flow activities:
Cash paid during the year for:

Interest                                                                              $    721        $     42         $    949
                                                                                      ========        ========         ========

Income taxes                                                                          $     --        $    379         $     --
                                                                                      ========        ========         ========
Non-cash activities:

Purchase of leased property and equipment in a capital lease                          $    863        $  1,376         $     --
                                                                                      ========        ========         ========

Offering expenses                                                                     $  1,159        $     --         $     --
                                                                                      ========        ========         ========
Write-off of note payable in connection with an acquisition of a consolidated
subsidiary in 1997, as a result of reevaluation of certain assets purchased           $  1,043        $     --         $     --
                                                                                      ========        ========         ========
Additional acquired technology associated with an acquisition of a
consolidated subsidiary in 1997                                                       $  2,343        $     --         $     --
                                                                                      ========        ========         ========

Conversion of Preferred shares into Ordinary shares                                   $    765        $     --         $     --
                                                                                      ========        ========         ========

Accrued prepaid acquisition expenses associated with the Flagship
acquisition                                                                           $     --        $     --         $    750
                                                                                      ======          ======           ========

The accompanying notes are an integral part of the consolidated financial statements.

PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1:-      BUSINESS AND ORGANIZATION

a.            General:

              Paradigm Geophysical Ltd. ("Paradigm" or the "Company") was incorporated under the laws of Israel. The Company provides Geoscience knowledge solutions for the oil and gas industry which facilitate the exploration and development of oil and gas reserves. Paradigm provides exploration and production Geoscience software solutions, technical training, data processing, interpretation and reservoir-studies services, adding value to the oil and gas industry's reservoir assets.

              Paradigm operates worldwide through wholly-owned subsidiaries in the United States, Canada, Venezuela, Argentina, Brazil, the Netherlands, United Kingdom, France, Australia, Indonesia and Singapore and through representative offices in Russia, Bahrain and China. These subsidiaries and representative offices coordinate the activities of the Company's direct sales force and its network of representative agents in the Far East, Near East, Pacific Rim, Africa and South America.

              The Company's global sales, users' support and services network serves all major oil-and gas-producing companies in the world.

b.            Acquisition of Flagship:

              On October 4, 2000, the Company acquired all assets and assumed all liabilities of Flagship S.A., a France based company, and Flagship LLC, a U.S. based company (together "Flagship"), wholly owned subsidiaries of Compagnie Generale de Geophysique ("CGG"). Flagship products provide structural geological interpretation and reservoir characterization. The total consideration of the acquisition was $ 14,219,000 (including $ 1,055,000 of costs related to the acquisition), which was financed by an issuance of 1,500,000 Ordinary shares of the Company in the total amount of $ 9,075,000 (net of $ 89,000 issuance expenses) and $ 5,055,000 in cash (of which $ 4,305,000 was paid and $ 750,000 was recorded as accrued expenses as of December 31, 2000).

              The transaction has been accounted for using the purchase method of accounting, and accordingly, the purchase price has been allocated to the assets acquired and liabilities assumed based upon their fair values. The excess of the purchase price over the fair value of the tangible assets acquired and liabilities assumed has been allocated to identifiable intangible assets including acquired technology, assembled work-force, customer base and goodwill, as follows (in thousands):

                     Acquired technology                    $    3,430
                     Assembled work-force                        1,180
                     Customer base                               2,410
                     Goodwill                                    7,056
                                                            ----------
                     Total                                  $   14,076
                                                            ==========

PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------



The acquired assembled work-force and the acquired technology are being amortized over their expected useful period, which is estimated at ten years, customer base and goodwill are being amortized over a twenty years period.

The financial statements of Flagship were consolidated with the accounts of the Company, commencing October 4, 2000.

 The following represents the unaudited pro-forma results of operations for the years ended December 31, 1999 and 2000, assuming that the Flagship acquisition had been consummated as of January 1, 1999 and January 1, 2000:

                                                                    DECEMBER 31,
                                                           -----------------------------
                                                              1999               2000
                                                           ----------         ----------
                                                                    IN THOUSANDS,
                                                               EXCEPT PER SHARE DATA
              Revenues                                     $   72,514         $   75,033
                                                           ==========         ==========

              Net income (loss)                            $   (5,359)        $      457
                                                           ==========         ==========

              Basic net earnings (loss) per share          $    (0.39)        $     0.03
                                                           ==========         ==========

              Diluted net earnings (loss) per share        $    (0.39)        $     0.03
                                                           ==========         ==========

c.            Acquisition of PTM:

              On March 31, 1999, Paradigm acquired the net assets of the Petroleum Technology Division of Mincom Limited ("PTM"), an Australian entity for $ 8,379,000 in cash, including $ 317,000 acquisition costs.

              PTM's is the developer of the Geolog product, which is an information software tool for log analysis and petrophysics.

              The acquisition has been accounted for using the purchase method of accounting, and accordingly, the purchase price has been allocated to the assets acquired and liabilities assumed, based upon their fair values. The excess of the purchase price over the fair value of the tangible assets acquired and liabilities assumed has been allocated to identifiable intangible assets including acquired technology, assembled work-force and goodwill, as follows (in thousands):

                     Acquired technology                                 $ 5,146
                     Assembled work-force                                    851
                     Goodwill                                              2,736
                                                                         -------

                                                                         $ 8,733
                                                                         =======

PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


The acquired assembled work-force and the acquired technology are being amortized over their expected useful period which is estimated at ten years, goodwill is being amortized over a twenty years period. In prior years, goodwill has been amortized over a ten years period (see Note 5c).

The financial statements of PTM were consolidated with the accounts of the Company, commencing March 31, 1999.

The following are pro-forma unaudited results of operations for the years ended December 31, 1998 and 1999, assuming that the PTM acquisition had been consummated as of January 1, 1998 and January 1, 1999:

                                                                               DECEMBER 31,
                                                                               ------------
                                                                         1998               1999
                                                                         ----               ----
                                                                               IN THOUSANDS,
                                                                           EXCEPT PER SHARE DATA
                                                                           ---------------------
                     Revenues                                           $ 51,337          $ 56,105
                                                                        ========          ========

                     Net income (loss)                                  $ 4,190           $ (3,867)
                                                                        ========          ========

                     Basic net earnings (loss) per share                $  0.61           $  (0.32)
                                                                        ========          ========

                     Diluted net earnings (loss) per share              $  0.45           $  (0.32)
                                                                        ========          ========


NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

         The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

a.       Use of estimates:

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b.       Financial statements in U.S. dollars:

         A majority of the Company's revenues is generated in U.S. dollars ("dollar"). In addition, a substantial portion of its costs is incurred in dollars. Since the dollar is the primary currency in the economic environment in which the Company operates, the dollar is its functional and reporting currency. Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Statement of Financial Accounting Standards ("SFAS") 52, "Foreign Currency Translation". All transactions gains and losses from remeasurement of monetary balance sheet items are reflected in the consolidated statements of operations as financial income or expenses, as appropriate.

PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


         Total foreign currency translation net income (expenses) amounted to $ 313,000, $ (6,000) and $ (53,000) for the years ended December 31,
         1998, 1999 and 2000, respectively.

         The functional and reporting currency of all subsidiaries has been determined to be their local currency. For those subsidiaries assets and liabilities are translated at year-end exchange rate and statement of operations items are translated at the average rates prevailing during the year. These translation adjustments are recorded as accumulated other comprehensive income (loss), in shareholders' equity.

c.       Principles of consolidation:

         The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Intercompany balances and transactions have been eliminated upon consolidation.

d.       Cash equivalents:

         Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less.

e.       Property and Equipment:

         Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

                                                                           %
                                                              --------------------------
                        Computers and peripheral equipment              20 - 33
                        Office furniture and equipment                   6 - 15
                        Motor vehicles                                     15
                        Leasehold improvements                over the term of the lease

         The Company and its subsidiaries periodically assess the recoverability of the carrying amount of property and equipment and provide for any possible impairment loss based upon the difference between the carrying amount and fair value of such assets in accordance with SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". As of December 31, 2000, no impairment losses have been identified.

f.       Other assets:

         Other assets include goodwill, developed technology and other identified intangibles and are stated at amortized cost. Amortization is calculated using the straight-line method over their estimated useful life, which ranges from five to twenty years.

PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


         The carrying value of intangible assets is periodically reviewed by management, based on the expected future undiscounted operating cash flows over the remaining amortization period. If this review indicates that the intangible assets will not be recoverable, the carrying value of the intangible assets is reduced to estimated fair value. In 1999, following the PTM acquisition such impairment was indicated, and the Company recognized an impairment loss in the amount of $ 1,595,000 related to developed technology. In 2000 the Company did not recognize an impairment loss in relation to intangible assets.

g.       Revenue recognition:

         The Company and its subsidiaries generate revenues mainly from licensing the rights to use its software products, from software licenses that require significant customization, from consulting services and from sales of professional services of seismic data processing, interpretation and reservoir-studies services. The Company and its subsidiaries also generate revenues from maintenance and support, training, installation and hardware sales. The Company and its subsidiaries sell their products primarily through their direct sales force.

         The Company and its subsidiaries implement Statement of Position (SOP) 97-2, "Software Revenue Recognition", as amended. Revenues from software arrangements are recognized upon delivery of the product, when collection is probable, the product fee is otherwise fixed or determinable and persuasive evidence of an arrangement exists. SOP 97-2 requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair value of the elements. The Company has also adopted SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions," for all transactions entered into after January 1, 2000. The Company's Vendor Specific Objective Evidence ("VSOE") used to allocate the sales price to maintenance, support, training and installation is based on the price charged when these elements are sold separately. SOP 98-9 requires that revenue be recognized under the "residual method" when (1) VSOE of fair value exists for all undelivered elements and no VSOE exists for the delivered elements, and
         (2) all revenue recognition criteria of SOP 97-2, as amended, are satisfied. Under the residual method any discount in the arrangement is allocated to the delivered element. The Company does not grant a right of return to its customers.

         Maintenance and support revenue included in multiple element arrangements is deferred and recognized on a straight-line basis over the term of the maintenance and support agreement.

         Revenues from training and installation included in multiple element arrangement and from consulting services are recognized at the time they are rendered.

         Revenues from hardware sales are recognized when persuasive evidence of an agreement exists, delivery has occurred, the fee is fixed or determinable and collectibility is probable.

PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


         Revenues from software licenses that require significant customization and from seismic data processing, interpretation and reservoir-studies services are recognized based on SOP 81-1 "Accounting for Performance of Construction Type and Certain Production Type Contracts", using contract accounting on a percentage of completion method. The percentage of completion for software licenses arrangements that require significant customization is determined based on the relationship of actual costs incurred to total costs estimated to be incurred over the duration of the contract. The percentage of completion for seismic data processing, interpretation and reservoir-studies services is determined based on the amount of data interpreted or processed to the total amount of data to be interpreted or processed. A provision for estimated losses on uncompleted contracts is recorded in the period in which such losses are first identified, in the amount of the estimated loss on the entire contract. As of December 31, 2000 no provision for losses have been recorded.

         Deferred revenue includes unearned amounts received under maintenance and support contracts, and amounts received from customers but not recognized as revenues.

         In December 1999, the SEC issued Staff Accounting Bulletin No. 101 (SAB
         101) "Revenue Recognition in Financial Statements" as amended in June 2000, which summarizes the Staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company adopted SAB 101 during the fourth quarter of 2000. The adoption did not have a significant effect on the Company's consolidated results of operations or financial position.

h.       Research and development costs:

         Research and development costs incurred in the process of developing product improvements or new products, are generally charged to expenses as incurred, net of participation of the Office of the Chief Scientist in the Israeli Ministry of Industry and Trade.

         Statement of Financial Accounting Standards ("SFAS") No. 86 "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed", requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company and its subsidiaries product development process, technological feasibility is established upon completion of a working model.

         Costs incurred by the Company and its subsidiaries between completion of the working model and the point at which the product is ready for general release which are insignificant, have been capitalized.

         Capitalized software costs are amortized by the greater of the amount computed using the (i) ratio that current gross revenues from sales of the software to the total of current and anticipated future gross revenues from sales of that software, or (ii) the straight-line method over the estimated useful life of the product (three to five years). The Company assesses the recoverability of this intangible asset on a regular basis by determining whether the amortization of the asset over its remaining life can be recovered through undiscounted future operating cash flows from the specific software product sold.

PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


i.       Income taxes:

         The Company and its subsidiaries accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") 109, "Accounting for Income Taxes". This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

j.       Concentrations of credit risks:

         Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, trade receivables, long term receivables and accrued income.

         Cash and cash equivalents are invested in U.S. dollars with major banks in the United States, France and in Israel. Such investments in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company's investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

         The Company's trade receivables, long-term receivables and accrued income are generally derived from sales of products and services rendered to large and solid organizations located primarily in Europe, the Middle East and Asia ("EMEA"), the United States, and the Far East. The Company performs ongoing credit evaluations of its customers. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection, and to date the Company has not incurred significant loss.

         The Company and its subsidiaries have no significant off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

k.       Accounting for stock-based compensation:

         The Company has elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25") and Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation" ("FIN 44") in accounting for its employee stock option plans. Under APB 25, when the exercise price of the Company's share options is less than the market price of the underlying shares on the date of grant, compensation expense is recognized. The pro forma disclosures required by SFAS No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123"), are provided in Note 8f.

l.       Severance pay:

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

         The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the Company's obligation pursuant to Israeli severance pay law and labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

m.       Fair value of financial instruments:

         The following methods and assumptions were used by the Company in estimating their fair value disclosures for financial instruments:

         The carrying amounts of cash and cash equivalents, trade receivables, short-term bank loans and trade payables approximate their fair value due to the short-term maturity of such instruments.

         Long-term trade receivables, long-term bank loans and lease obligations are estimated by discounting the future cash flows using current interest rates for borrowings and lending of similar terms and maturities. The carrying amount of the long-term trade receivables, long-term bank loans and lease obligations approximates their fair value.

n.       Advertising expenses:

         Advertising expenses are charged to the statements of operations as incurred. Advertising expenses for the years ended December 31, 1998, 1999 and 2000 were $ 419,000, $ 587,000 and $ 536,000, respectively.

PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


o.       Basic and diluted net earnings (loss) per share:

         Basic net earnings (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with Statement of Financial Accounting Standards ("SFAS") 128, "Earnings Per Share".

         The total number of shares related to outstanding options and warrants excluded from the calculation of diluted net earnings (loss) per share, because these securities are anti-dilutive, was 0, 46,000 and 1,230,590 for the years ended December 31, 1998, 1999 and 2000, respectively.

p.       Impact of recently issued accounting standards:

         The Financial Accounting Standards Board issued SFAS No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133") in June 1999 and its amendments, statements 137 and 138, in June 1999 and June 2000, respectively. These statements establish accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded on the balance sheet as either an asset or liability measured at its fair value. These statements also require that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. The FASB has issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133". The Statement defers for one year the effective date of SFAS No. 133. The rule will apply to all fiscal quarters of all fiscal years beginning after June 15, 2000. The Company does not expect the impact of this new statement on the Company's consolidated balance sheets or results of operations to be material.

q.       Reclassification:

         Certain prior years amounts have been reclassified to conform to the current year's presentation.

PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 3:- OTHER RECEIVABLES AND PREPAID EXPENSES

                                                           DECEMBER 31,
                                                           ------------
                                                  1999                     2000
                                                  ----                     ----
                                                    U.S. DOLLARS IN THOUSANDS
                                                    -------------------------
              Government authorities            $    274                $    495
              Prepaid expenses                       777                   1,350
              Other (1)                            1,392                   2,265
                                                --------                --------
                                                $  2,443                $  4,110
                                                ========                ========

(1) Includes two loans to the Company's officer, one in March 1999 and the second in July 1999. The loans are amounted to $ 110,000, linked to the Israeli Consumer Price Index, with interest at the rate of 2% per annum until May 31, 2000 and 4% per annum from June 1, 2000. These loans were originally repayable on December 31, 2000, but repayment has been extended to December 31, 2001.


NOTE 4:- PROPERTY AND EQUIPMENT, NET

a.       Comprised as follows:

                                                           DECEMBER 31,
                                                           ------------
                                                    1999                 2000
                                                    ----                 ----
                                                    U.S. DOLLARS IN THOUSANDS
                                                    -------------------------
         Cost:
         Computers and peripheral equipment          $17,130          $26,180
         Office furniture and equipment                1,925            2,604
         Motor vehicles                                  173               48
         Leasehold improvements                        2,382            3,301
                                                     -------          -------

                                                      21,610           32,133
                                                     -------          -------

         Accumulated depreciation                      9,603           18,815
                                                     -------          -------

         Depreciated cost                            $12,007          $13,318
                                                     =======          =======


b. Depreciation expenses amounted to $ 2,298,000, $ 3,865,000 and $ 4,746,000 for the years ended December 31, 1998, 1999 and 2000, respectively.

c. The equipment acquired under capital lease in accordance with Statement of Financial Accounting Standards ("SFAS") 13, "Accounting for Leases", in the amount of $ 1,300,000 is included in property and equipment. Depreciation expense relating to this equipment was approximately $ 115,000 and $ 275,000 for the years ended December 31, 1999 and 2000, respectively (see also Note 10c).

d.       As for charges, see Note 10e.

PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 5: - OTHER ASSETS, NET

a.       Comprised as follows:

                                                                                            DECEMBER 31,
                                                                                            ------------
                                                                                      1999                2000
                                                                                      ----                ----
                                                                                      U.S. DOLLARS IN THOUSANDS
                                                                                      -------------------------
              Acquired technology (net of accumulated amortization
                of $ 1,490 in 1999 and $ 3,724 in 2000)                              $  9,805          $ 11,171

              Assembled work-force (net of accumulated amortization
                of $ 644 in 1999 and $ 1,012 in 2000)                                   1,595             2,408

              Computer software development costs (net of
                accumulated amortization of $ 1,545 in 1999 and $ 1,720
                in 2000)                                                                  175                --

              Customer base (net of accumulated amortization of $ 0
                 in 1999 and $ 30 in 2000)                                                 --             2,380

              Goodwill (net of accumulated amortization of $ 527 in
                 1999 and $ 992 in 2000)                                                2,909             9,499

              Other (net of accumulated amortization of $ 0 in 1999 and
                 $ 88 in 2000)                                                            235               147
                                                                                     --------          --------
                                                                                     $ 14,719          $ 25,605
                                                                                     ========          ========


b. Amortization expenses amounted to $ 2,347,000, $ 3,064,000 and $ 3,360,000 for the years ended December 31, 1998, 1999 and 2000, respectively.

c. Effective October 1, 2000, the Company changed the estimated useful life of the remaining goodwill acquired in connection with the PTM acquisition from ten to twenty years. The effect of change of estimate on the net income and net earnings per share for the year ended December 31, 2000, has been immaterial.

         The expected effect of this change of estimate for the following eight years is an increase of approximately $ 200,000, and $0.01 on net income and on net earnings per share per annum, respectively.


NOTE 6: - OTHER PAYABLES AND ACCRUED EXPENSES

                                                                                                   DECEMBER 31,
                                                                                                   ------------
                                                                                             1999                2000
                                                                                             ----                ----
                                                                                             U.S. DOLLARS IN THOUSANDS
                                                                                             -------------------------
              Accrued expenses                                                              $ 2,195            $ 2,493
              Employees and payroll accruals                                                  2,583              2,585
              Royalties                                                                       1,421              1,473
              Employees termination expense                                                      54                136
              Income and other taxes                                                          1,632              2,093
              Other                                                                             907              1,151
                                                                                            -------            -------
                                                                                            $ 8,792            $ 9,931
                                                                                            =======            =======

PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 7:- FINANCING ARRANGEMENTS

a. Short-term loans consist of bank loans. The interest rate on these borrowings is the London Inter Bank Offer Rate ("LIBOR") for three to six months, plus 1%. The weighted average interest rate as of December 31, 1999 and 2000, was approximately 6.5% and 7.5% respectively.

b. Long-term loans represent other bank loans which are linked to the U.S. dollar. The interest rate on these borrowings is the LIBOR for three months, plus 1%.

Aggregate maturities of long-term loans:

                                                                           DECEMBER 31,
                                                                           ------------
                                                                    1999                 2000
                                                                    ----                 ----
                                                                    U.S. DOLLARS IN THOUSANDS
                                                                    -------------------------
                           First year (current maturities)         $ 2,639            $ 3,112
                           Second year                               3,145              1,277
                           Third year                                  778                 --
                                                                   -------            -------
                                                                   $ 6,562            $ 4,389
                                                                   =======            =======

c. In 2000, the Company increased its credit arrangements and now has authorized short- and long-term credit lines in the amount of approximately $ 20 million (there is no fee for the unused portion of the credit facilities).

         This amount includes its bank loans as of December 31, 2000, of approximately $ 9 million, and the remaining $ 11 million can be used as either short-term or long-term debt.


NOTE 8:- SHARE CAPITAL

a.       Ordinary shares:

         Ordinary shares confer upon their holders voting rights, the right to receive cash dividends, and the right to a share in excess assets upon liquidation of the Company.

b.       Preferred shares:

         All the issued and outstanding Preferred shares were automatically converted into Ordinary shares at the time of the Company's Initial Public Offering ("IPO"), which took place in 1998. Since then, the Ordinary shares have been traded on NASDAQ in U.S.

c. In October 2000, the Company issued 1,500,000 shares to CGG as part of the consideration in regarding to the Flagship acquisition (see Note
         1b).

d. In April and May 1999, the Company completed through a private placement, a share issuance of 2,017,544 Ordinary shares to new and existing investors, and raised approximately $ 11 million.

PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


e.       Stock options:

         Under the Company's 1994 and 1997 Stock Option Plans ("the Plans"), options may be granted to employees, officers, directors and consultants who provide services to the Company or any subsidiary. Pursuant to the Plans, a total of 2,300,000 Ordinary shares of the Company are reserved for issuance. Options granted under the 1994 and 1997 Plans, if unexercised, expire ten and eight years from the date of grant, respectively. The exercise price of these options may not be less than 100% of the market price of the share at the date of grant. Options granted under the Plans are generally exercisable in installments over the vesting period. Options which are canceled or forfeited before expiration become available for future grants.

         Total amount of options available for future grants as of December 31, 2000 amounted to 394,658.

         The following is a summary of the options granted among the various Plans.

                                                                        YEAR ENDED DECEMBER 31,
                                       -----------------------------------------------------------------------------------------
                                                 1998                            1999                            2000
                                                 ----                            ----                            ----
                                                         WEIGHTED                       WEIGHTED                        WEIGHTED
                                                          AVERAGE                        AVERAGE                        AVERAGE
                                                         EXERCISE                       EXERCISE                        EXERCISE
                                       NUMBER             PRICE        NUMBER             PRICE        NUMBER             PRICE
                                       ------             -----        ------             -----        ------             -----
         Outstanding at the
         beginning of the
         year                        1,043,104           $  4.88      1,592,616          $ 5.65      1,603,216           $  5.67
         Granted                       629,000           $  7.00        121,500          $    7        598,350           $     7
         Canceled or
         forfeited                     (79,488)          $  6.31        (96,500)         $    7       (310,624)          $  6.49
         Exercised                          --                --        (14,400)         $    5        (45,786)          $  3.84
                                    ----------           -------     ----------          ------     ----------           -------
         Outstanding at the
         end of the year             1,592,616           $  5.65      1,603,216          $ 5.67      1,845,156           $  6.01
                                    ==========           =======     ==========          ======     ==========           =======

         Exercisable at the
         end of the year               644,430           $  5.15      1,013,064          $ 5.18      1,079,435           $  5.31
                                    ==========           =======     ==========          ======     ==========           =======


         The options outstanding as of December 31, 2000, have been separated into ranges of exercise price as follows:

                                                                                                               WEIGHTED
                                                OPTIONS          WEIGHTED                      OPTIONS         AVERAGE
                                              OUTSTANDING         AVERAGE       WEIGHTED     EXERCISABLE       EXERCISE
                           RANGE OF              AS OF           REMAINING       AVERAGE        AS OF          PRICE OF
                           EXERCISE           DECEMBER 31,      CONTRACTUAL     EXERCISE     DECEMBER 31,      OPTIONS
                             PRICE                2000         LIFE (YEARS)       PRICE          2000        EXERCISABLE
                             -----                ----         ------------       -----          ----        -----------
                           $  0.59                63,336            1.33         $ 0.59          63,336        $ 0.59
                           $  2.50                89,190            1.33         $ 2.50          89,190        $ 2.50
                           $  4.00-6.00          462,040            4.05         $ 4.80         461,232        $ 4.80
                           $  7.00             1,230,590            5.99         $ 7.00         465,677        $ 7.00
                                               ---------                         ------         -------        ------

                                               1,845,156                         $ 6.01       1,079,435        $ 5.31
                                               =========                         ======       =========        ======

PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


         In June 1998, the Company re-priced certain options to an exercise price of $ 7, the fair market value at the date of the re-pricing, following which the exercise price of the options outstanding as of December 31, 2000 was between $ 0.59 and $ 7.

f. Pro-forma information regarding net income and net earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the grant date using a Black and Scholes option pricing model with the following weighted-average assumptions for each of the three years in the period ended December 31, 1998, 1999 and 2000, respectively: risk-free interest rates of 6% for each year; dividend yields of 0% for each year; a volatility factor of the expected market price of the Company's Ordinary shares of 0.5-0.561, 0.567 and 0.621; a weighted-average expected life of the option of eight years for each year.

         The Black and Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

         The weighted average fair value of the options at their dates of grant in 1998, 1999 and 2000 was $ 3.99, $ 4.38 and $ 4.82, respectively. All options were granted with an exercise price equal to the fair market value at the date of grant.

         Pro-forma information under SFAS No. 123 (in thousands, except per share data):

                                                                                YEAR ENDED DECEMBER 31,
                                                                                -----------------------
                                                                      1998              1999               2000
                                                                      ----              ----               ----
         Net income (loss) as reported                              $   4,552         $  (3,778)         $   2,359
                                                                    =========         =========          =========
         Pro-forma net income (loss)                                $   3,488         $  (5,035)         $     744
                                                                    =========         =========          =========
         Pro-forma basic net earnings (loss) per share              $    0.51         $   (0.41)         $    0.06
                                                                    =========         =========          =========
         Pro-forma diluted net earnings (loss)
         per share                                                  $    0.37         $   (0.41)         $    0.06
                                                                    =========         =========          =========

Because SFAS No. 123 is applicable only to stock options granted subsequent to December 31, 1994, its pro-forma effect will not be fully realized until the year 2004.

PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


g.       Warrants:

         In October 1997, the Company issued 720,000 warrants in connection with bridge loans received in relation to the acquisition of CogniSeis Development Inc. ("CogniSeis"), at an exercise price of $ 6.00 per Ordinary share. These warrants are exercisable over seven years. The fair value of these warrants was estimated using a Black and Scholes option pricing model with the following weighted-average assumptions: risk-free interest rate of 6%; dividend yields of 0%; a volatility factor of the expected market price of the Company's Ordinary shares of 0.285; and a weighted-average expected life of the warrants of one year. The fair value of these warrants in the amount of $ 600,000 was amortized as additional interest expense in 1997 and 1998, amounting to $ 125,000 and $ 475,000, respectively. In April 2000, 360,000 warrants were exercised to 119,782 of the Company's Ordinary shares at an exercise price equal to the par value of NIS 0.5, due to a cashless exercise mechanism.

         In 1999, as compensation for services provided to the Company in connection with the share issuance (see d), investment bankers received 250,000 warrants exercisable during a three year period at an exercise price of $ 5.70 per Ordinary share. As of December 31, 2000, 250,000 warrants are exercisable.

h.       Dividends:

         Dividends, if any, will be paid in NIS. Dividends paid to shareholders outside Israel may be converted to U.S. dollars on the basis of the exchange rate prevailing at the date of the conversion. The Company does not intend to pay cash dividends in the foreseeable future.


NOTE 9:- INCOME TAXES

a. Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

         Results for tax purposes are measured in terms of earnings in NIS after certain adjustments for increases in the Israeli Consumer Price Index ("CPI"). As explained in Note 2b, the financial statements are measured in U.S. dollars. The difference between the annual change in the Israeli CPI and in the NIS/dollar exchange rate causes a further difference between taxable income and the income before taxes shown in the financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on the difference between the functional currency and the tax bases of assets and liabilities.

b.       Tax benefits under the Law for the Encouragement of Capital
         Investments, 1959:

         Four investment programs of the Company have been granted the status of an "Approved Enterprise". The Company's production facilities in Israel have been granted an "Approved Enterprise" status under the above law. The main benefit arising from such status is the reduction in tax rates on income derived from "Approved Enterprise". Consequently, the Company is entitled to two years of tax exempt and five years of reduced tax rate (25%).

PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


         Additionally, the Company is a "foreign investors' company", as defined by that law and, as such, is entitled to additional reduction of the tax to 10% - 25% (based on the percentage of foreign ownership in each taxable year) and extension of three years of the benefit period. As the Company has no taxable income, the benefit periods have not yet commenced for all programs.

         The Company has completed implementation of three investment programs and currently implements the fourth investment program.

         The period of tax benefits, detailed above, is subject to limit of 12 years from the commencement of production, or 14 years from the approval date, whichever is earlier. Given the above mentioned conditions, under the various investment programs, the period of benefits for the production facilities will terminate in the years from 2002 thorough 2013.

         The entitlement to the above benefits is conditional upon the Company's fulfilling the conditions stipulated by the above law, regulations published thereunder and the instruments of approval for the specific investments in "Approved Enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2000, the Company is in compliance with all the conditions required by law.

         The tax-exempt income attributable to the "Approved Enterprise" can be distributed to shareholders without subjecting the Company to taxes only upon the complete liquidation of the Company. If these retained tax-exempt profits are distributed in a manner other than in the complete liquidation of the Company they would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative system of benefits, currently between 10% - 25% for an "Approved Enterprise". As of December 31, 2000, the accumulated deficit of the Company does not include tax-exempt profits earned by the Company's "Approved Enterprise".

         Income from sources other than "Approved Enterprise" is taxed at the regular rate of 36%.

c. Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969:

         The Company is an "Industrial Company", as defined by this law and, as such, is entitled to certain tax benefits, mainly accelerated depreciation of machinery and equipment, as prescribed by regulations published under the Inflationary Adjustments Law, the right to claim public issuance expenses and amortization of patents and other intangible property rights as a deduction for tax purposes.

PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


d.       Deferred income taxes:

         Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company and its subsidiaries deferred tax liabilities and assets are as follows:

                                                                                           DECEMBER 31,
                                                                                           ------------
                                                                                     1999              2000
                                                                                     ----              ----
                                                                                   U.S. DOLLARS IN THOUSANDS
                                                                                   -------------------------
         Deferred income tax assets:
         Operating loss carryforward                                               $ 1,700           $ 1,200
         Other                                                                          --               300
                                                                                   -------           -------
         Net deferred income tax asset before valuation allowance                    1,700             1,500
         Valuation allowance                                                        (1,700)            (1500)
                                                                                   -------           -------

         Net deferred income tax asset                                             $    --           $    --
                                                                                   =======           =======

         Deferred income tax liabilities:
         Amortization of acquired technology (foreign)                             $   445           $   273
                                                                                   =======           =======


         The Company and its subsidiaries have provided valuation allowances in respect of deferred tax assets resulting from tax loss carryforwards and other differences. Management currently believes that since the Company and its subsidiaries have a history of losses it is more likely than not that the deferred tax regarding the loss carryforwards and other temporary differences will not be realized in the foreseeable future. During 2000, the Company decreased its valuation allowance by approximately $ 200,000.

e.       Net operating losses carryforwards:

         The Company has accumulated losses for tax purposes as of December 31, 2000, in the amount of approximately $ 6 million, which may be carried forward and offset against taxable income in the future for an indefinite period.

         Through December 31, 2000, the Company have accumulated losses for tax purposes in the amounts of approximately $ 2 million in the U.K. subsidiary, $ 1 million in the Australian subsidiary, and $ 0.3 million in other subsidiaries. These losses can be carried forward indefinitely.

PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------



f. Reconciliation of the theoretical tax expense (benefit) to the actual tax expense (benefit):

         A reconciliation of the theoretical tax expense, assuming all income is taxed at the statutory rate applicable to income of the Company, and the actual tax expense are as follows (in thousands):

                                                                      YEAR ENDED DECEMBER 31,
                                                                      -----------------------
                                                             1998              1999             2000
                                                             ----              ----             ----
         Theoretical tax (benefit) computed
         at the statutory rate of 36%                      $ 1,767           $(1,360)          $ 986

         Increase (decrease) in income
         taxes resulting from:

         Tax adjustment in respect of
         inflation in Israel                                  (309)             (710)            (55)

         Non-deductible expenses                                61               211              72

         Carryforward losses for which a
         valuation allowance was provided                       --                --            (500)

         Losses for which benefits
         are not recognized                                    189             2,878              --

         Prior year income tax (benefit)                        --              (258)             --
         Temporary differences                                  --                --             (32)

         Accrued restructuring from 1997                      (623)             (180)             --

         Amortization of prior year's write-off
         of in-process research and development
         relating to CogniSeis acquisition                    (474)             (474)            (91)

         Amortization of deferred tax liabilities
         recorded upon acquisition of CogniSeis               (255)             (107)             --
                                                           -------           -------           -----
         Taxes on income expense                           $   356           $    --           $ 380
                                                           =======           =======           =====


g.       Income taxes consist of the following:

                                 YEAR ENDED DECEMBER 31,
                                 -----------------------
                            1998          1999          2000
                            ----          ----          ----
                               U.S. DOLLARS IN THOUSANDS
                               -------------------------
         Current           $ 558         $ 725         $ 552
         Deferred           (202)         (467)         (172)
         Prior year           --          (258)           --
                           -----         -----         -----
                           $ 356         $  --         $ 380
                           =====         =====         =====
         Domestic          $ 137         $  --         $ 123
         Foreign             219            --           257
                           -----         -----         -----
                           $ 356         $  --         $ 380
                           =====         =====         =====

PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


h. Income (loss) before income taxes from continued operation consists of the following:

                                  YEAR ENDED DECEMBER 31,
                                  -----------------------
                           1998            1999             2000
                           ----            ----             ----
                                 U.S. DOLLARS IN THOUSANDS
                                 -------------------------
         Domestic        $ 2,412         $(3,255)        $(13,948)
         Foreign           2,496            (523)          16,687
                         -------         -------         --------
                         $ 4,908         $(3,778)        $  2,739
                         =======         =======         ========


NOTE 10:- COMMITMENTS AND CONTINGENT LIABILITIES

a. Royalty obligation to the Office of the Chief Scientist ("OCS") of the Government of Israel:

         Under the Company's research and development agreements with the OCS and pursuant to applicable laws, the Company is required to pay royalties at the rate of 3% of sales of products developed with funds provided by the Office of the Chief Scientist, up to an amount equal to 100% - 150% of the Office of the Chief Scientist's research and development grants (dollar-linked) related to such projects. The Company is obligated to repay the Government for the grants received only to the extent that there are sales of the funded product.

         The Company has paid or accrued royalties in the amounts of $ 400,000, $ 100,000 and $ 100,000 for the years ended December 31, 1998, 1999 and 2000, respectively, relating to the repayment of such grants.

         As of December 31, 2000, the Company had a contingent obligation to pay royalties in the amount of approximately $ 603,000.

b.       Royalty obligation to the Marketing Fund of the Government of Israel:

         The Israeli Government, through the Fund for the Encouragement of Marketing Activities, awarded the Company grants for participation in foreign marketing expenses. The Company is committed to pay royalties at the rate of 3% of the increase in foreign sales. Total royalties are not to exceed the amounts of grants received by the Company (dollar-linked). The Company did not receive grants for the years ended December 31, 1998, 1999 and 2000.

         The Company has paid or accrued royalties in the amounts of $ 49,000, $0 and $0 for the years ended December 31, 1998, 1999 and 2000, respectively, relating to the repayment of such grants.

         As of December 31, 2000, the Company had a contingent obligation to pay royalties in the amount of approximately $ 418,000.

PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


c.       Leases:

         The Company and its subsidiaries rent their offices under various operating lease agreements, which expire on various dates. The rental fees are partly linked to the dollar and partly to the Israeli Consumer Price Index.

         In August 1999, the Company entered into a three years lease agreement to acquire computer equipment, which has been recorded as a capital lease in accordance with SFAS No. 13 "Accounting for Leases".

         Future minimum rental commitments under non-cancelable operating and capital leases as of December 31, 2000, are as follows (in thousands):

                                                                OPERATING         CAPITAL
                     YEAR ENDED DECEMBER 31,                      LEASES          LEASES
                                                                  ------          ------
         2001                                                     $  2,821        $ 600
         2002                                                        2,899          267
         2003                                                        2,925           --
         2004                                                        2,603           --
         2005 and thereafter                                         6,032           --
                                                                  --------         ----

         Total minimum lease payments                             $ 17,281          867
                                                                  ========

         Less - amount representing interest                                       (115)
                                                                                   ----

         Present value of capital lease obligation                                  752
         Less - current portion                                                     546
                                                                                   ----
         Long-term portion                                                        $ 206
                                                                                   ====

         Total rent expenses for the years ended December 31, 1998, 1999 and 2000, amounted to $ 1,753,000, $ 2,020,000 and $ 2,930,000, respectively.

d.       Legal:

         Geophysical Micro Computer Application (international) Ltd. ("GMA") is appealing a final judgment entered by the trial court in the matter of Paradigm Geophysical Micro Computer Application (international) Ltd. On December 11, 1997, the Company filed a lawsuit for a declaratory judgment to determine whether it has any obligation to GMA under a letter of intent (the "letter of intent"). Under the terms of the letter of intent, the company and GMA contemplated a transaction in which GMA would purchase certain computer software programs and related products ("SeisX") from the Company, provided that the Company acquired the SeisX assets from a third party. On May 5, 1998, GMA filed a counterclaim for breach of contract, claiming that the letter of intent required the Company to sell SeisX to GMA. GMA sought compensatory, injunctive

PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


         and declaratory relief. On September 11, 1998, the trial court granted summary judgment in favor of the Company and declared that the Company has no obligation to sell the SeisX assets or related products to GMA, and that GMA lost its counterclaim. On December 7, 1998, GMA filed the above-referenced appeal, which has not yet been heard by the court, although briefing has been complete.

         The Company's management and the legal advisers of the Company believe that the outcome of the above claim will not have an adverse effect on the Company's consolidated financial statements. Accordingly, no provision has been recorded in the consolidated financial statements.

e.       Charges:

1. The Company has a floating charge on all of its assets and on its outstanding share capital, with respect to its short-term and long-term loans, and credit lines in favor of two individual banks.

2. All financed equipment is pledged in favor of the related financial institution.

PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 11:- SEGMENTS, CUSTOMERS AND GEOGRAPHICS INFORMATION

a.       Operating data:

         In the year 2000, the Company began to evaluate its business as two separate operating segments.

1. Products - consist of software products, software licenses that require significant customization, maintenance and support, training and installation.

2. Services - consist of professional services of seismic data processing, interpretation, and reservoir-studies services.

         The information evaluated by the Company's decision makers in deciding how to allocate resources to these segments are total revenues, cost of revenues, depreciation of property and equipment, segment profit and segments assets as presented is the consolidated statements of operations and balance sheets.

         In prior years, the Company operated and reported in its management internal reporting in a single segment - providing of software licenses, seismic data processing and interpretation services.

Prior years have been restated in order to reflect the new internal reporting form.

         The accounting policy of the segments are in accordance with the requirements of Statement of Financial Accounting Standards ("SFAS") 131 "Disclosure about Segments of an Enterprise and Related Information".

         Segment revenues, cost of revenues, depreciation, assets and other data are as follows (in thousands):

                                                                           YEAR ENDED DECEMBER 31, 2000
                                                                           ----------------------------
                                                         PRODUCTS        SERVICES       RECONCILIATION       CONSOLIDATED
                                                         --------        --------       --------------       ------------
                  Revenues                               $  46,390       $  16,908         $      --          $  63,298
                  Cost of revenues                          10,816           6,352                --             17,168
                  Depreciation                                 609           1,827             2,310              4,746
                                                         ---------       ---------         ---------          ---------
                  Segment profit                         $  34,965       $   8,729         $  (2,310)         $  41,384
                                                         =========       =========         =========          =========

PARADIGM GEOPHYSICAL LTD. AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                                                                             YEAR ENDED DECEMBER 31, 1999
                                                             ----------------------------------------------------------------
                                                              PRODUCTS        SERVICES       RECONCILIATION      CONSOLIDATED
                                                             ---------        ---------      --------------      ------------
                  Revenues                                   $  43,023        $  11,483        $       -           $  54,506
                  Cost of revenues                              12,418            5,804                -              18,222
                  Depreciation                                     448            1,395            2,022               3,865
                                                             ---------        ---------        ---------           ---------
                  Segment profit                             $  30,157        $   4,284        $  (2,022)          $  32,419
                                                             =========        =========        =========           =========

                                                                                YEAR ENDED DECEMBER 31, 1998
                                                                ----------------------------------------------------------------
                                                                PRODUCTS         SERVICES       RECONCILIATION      CONSOLIDATED
                                                                --------         --------       --------------      ------------
                  Revenues                                      $38,074          $ 7,288         $        -         $  45,362
                  Cost of revenues                                8,559            3,107                  -            11,666
                  Depreciation                                      385              972                941             2,298
                                                                -------          -------         ----------         ---------

                  Segment profit                                $29,130          $ 3,209         $     (941)        $  31,398
                                                                =======          =======         ==========         =========

PARADIGM GEOPHYSICAL LTD. AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


Segments assets are as follows (in thousands):

                                           DECEMBER 31,
                                  -----------------------------
                                   1998       1999       2000
                                  -------    -------    -------
Products                          $ 1,584    $ 2,264    $ 2,622
Services                            4,284      6,692      8,520
   Other                            3,391      3,051      2,176
                                  -------    -------    -------
Total segment assets              $ 9,259    $12,007    $13,318
                                  =======    =======    =======

b.       Geographic operational information:

Net revenues attributed to countries based on the location of the end customers are as follows (in thousands):

                                           YEAR ENDED DECEMBER 31,
                                 -------------------------------------------
                                   1998             1999             2000
                                 --------         --------         ---------

North and South America          $21,721          $24,219          $32,104
EMEA                              12,962           14,604           19,240
Far East                          10,679           15,683           11,954
                                 -------          -------          -------

                                 $45,362          $54,506          $63,298
                                 =======          =======          =======

Long-lived assets are as follows (in thousands):


                                           DECEMBER 31,
                              --------------------------------------
                                1998           1999           2000
                              --------       --------       --------
North and South America       $  7,858       $  7,932       $  7,232
EMEA                             1,709          1,704         17,270
Far East                         1,003          1,074          1,029
Israel                           8,794         16,016         13,392
                              --------       --------       --------
                              $ 19,364       $ 26,726       $ 38,923
                              ========       ========       ========

c.       Major customers:

The Company had one major customer, which accounted for approximately 0%, 12% and 3% of the Company's revenues, for the years ended December 31, 1998, 1999 and 2000, respectively.

PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 12:- SELECTED STATEMENTS OF OPERATIONS DATA

a.   Non recurring expenses (in thousands):

                                                     YEAR ENDED DECEMBER 31,
                                                  -----------------------------
                                                   1998       1999        2000
                                                  ------    --------    -------
Lease termination costs                           $   --    $    763    $    --
Impairment of development technology                  --       1,595         --
Other                                                 --         347         --
                                                  ------    --------    -------
                                                  $   --    $  2,705    $    --
                                                  ======    ========    =======

b. The following table sets forth the reconciliation of basic and diluted net earnings (loss) per share (in thousands except share and per share data):

Numerator:

Net earnings (loss) to shareholders of
  Ordinary shares                                 $4,552    $ (3,778)   $ 2,359
                                                  ======    ========    =======
Numerator for diluted net earnings (loss)
  per share -
Net earning (loss) available to
  shareholders of Ordinary shares                 $4,552    $ (3,778)   $ 2,359
                                                  ======    ========    =======

Denominator:

Weighted average number of Ordinary
  shares (denominator for basic net
  earnings(loss) per share)                        6,850      12,205     13,504
                                                  ------    --------    -------

Effect of securities:

Employee stock options                               145     *)   --        225
Warrants issued to third parties                     196     *)   --         60
Convertible Preferred shares for the
  period outstanding prior to conversion
  into Ordinary shares                             2,115     *)   --         --
                                                  ------    --------    -------
Dilutive potential of Ordinary shares              2,456     *)   --       285
                                                  ------    --------    -------
Denominator for diluted net earnings
  (loss) per share -                               9,306      12,205     13,789
                                                  ======    ========    =======


*)       Anti-dilutive.

PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 13:- SUBSEQUENT EVENTS (UNAUDITED)

a. In April 2001, the Company acquired all the rights of a product line and related customer services from Oilfield Systems Limited.

b. In May 2001, the Company acquired Sysdrill Limited, a Scottish company, for a cash consideration and issuance of the Company's Ordinary shares. The acquired company provides software and service of drilling engineering and well operations solutions.

c. In May 2001, the Company entered into a capital expenditure commitment for computer hardware of $900,000.

                            - - - - - - - - - - - - -

                                 EXHIBIT INDEX

    EXHIBIT  NO.                         EXHIBIT                            PAGE

         1.2        Amended and Restated Articles of Association.

         4.18 Securities Purchase Agreement, dated October 4, 2000, by and between Compagnie Generale de Geophysique and Paradigm Geophysical Ltd. and Paradigm Geophysical Corp. with respect to Flagship S.A. and Flagship Geosciences LLC.

         8.1        Subsidiaries of Paradigm Geophysical Ltd.

        10.1        Consent of Kost Forer and Gabbay.