Form 20-F
period 2001-12-31
PARADIGM GEOPHYSICAL LTD
filed 2002-07-01
CIK 931131

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR


[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2001
                                       OR

[ ]TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

   GAV-YAM CENTER NO. 3, 9 SHENKAR ST., P.O. BOX 2061, HERZLIA B 46120 ISRAEL
                     (Address of principal executive office)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                      NONE

                                (Title of Class)

Securities registered or to be registered pursuant to Section 12(g) of the Act.

ORDINARY SHARES, NOMINAL VALUE NIS 0.5 PER SHARE
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act

NONE

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2001, the Registrant had outstanding 14,891,902 Ordinary Shares, nominal value NIS 0.5 per share.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2)has been subject to such filing requirements for the past 90 days.

                  [X]  Yes           [ ]   No

Indicate by check mark which financial statement item the Registrant has elected to follow:


                  [ ]Item 17      [X]   Item 18

PART I

         Unless the context otherwise requires, all references in this annual report to "Paradigm," "we," "our" and "us" refer to Paradigm Geophysical Ltd. and its consolidated subsidiaries. References to "dollars" or $ are to United States dollars.

                               RECENT DEVELOPMENTS

         On May 22, 2002, we announced a definitive merger agreement pursuant to which we would be acquired by Paradigm Geotechnology B.V.(formerly Talamantes B.V.) in a merger transaction. Paradigm Geotechnology B.V., or Paradigm BV, was formed to invest in energy related technology and service firms and, as of the merger, will be indirectly owned by a non-U.S. limited partnership being organized by affiliates of Fox Paine & Company, LLC, a San Francisco-based private equity firm. Under the terms of the merger agreement, each of our outstanding ordinary shares, nominal value NIS 0.5 per share, other than those shares then held by us, our subsidiaries, Paradigm BV and Paradigm BV's subsidiaries, will be converted automatically into the right to receive $5.15 in cash, without interest. In addition, each unexercised option (other than warrants) to purchase our shares then outstanding, all of which have vested as a result of the merger, will be canceled in exchange for a cash payment equal to the excess, if any, of $5.15 over the exercise price of such option, multiplied by the number of shares subject to such option, less any applicable withholding taxes. If the proposed transaction is consummated, we will cease to be a publicly traded company.

         On June 13, 2002, the holders of 98.2% of our shares present (in person or by proxy) at a Special Meeting of Shareholders voted in favor of the merger agreement, the merger and the other transactions contemplated thereby.

         The proposed merger remains subject to the satisfaction or waiver of a number of conditions, including:


         - the absence of any legal order prohibiting or restraining the merger;

         - receipt of certain governmental consents, and the expiration of the 70-day statutory waiting period under the Israeli Companies Law, which will expire on or about August 1, 2002;

         - absence of the occurrence of any event since May 21, 2002 that would reasonably be likely to have a Material Adverse Effect (as defined in the merger agreement) on Paradigm;


         - the performance of each party's obligations under the merger agreement and the accuracy of each party's representations and warranties contained in the merger agreement; and


         -   other closing conditions specified in the merger agreement.

         A description of the material terms of the merger and the other transactions contemplated by the merger agreement, as well as a complete copy of the merger agreement, is contained in our proxy statement dated May 31, 2002, which has been filed with the Securities and Exchange Commission as Exhibit 99.1 to our Form 6-K dated May 31, 2002.

ITEM 1.        IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.        OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.        KEY INFORMATION

A.  SELECTED FINANCIAL DATA

         We have derived the selected consolidated income statement data and the consolidated balance sheet data presented below as of and for the years ended December 31, 1997, 1998, 1999, 2000 and 2001 from our audited consolidated financial statements. Our historical consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and are presented in dollars.

         The information presented below is qualified by our audited consolidated financial statements and notes set forth in Item 18 of this annual report. You should read the selected financial data in conjunction with our consolidated financial statements and notes thereto and Item 5. "Operating and Financial Review and Prospects."

CONSOLIDATED INCOME STATEMENT DATA


                                                              1997         1998           1999          2000          2001
                                                              ----         ----           ----          ----          ----
                                                                          (IN THOUSANDS EXCEPT PER SHARE DATA)
REVENUES:

   Products                                                 $ 19,979      $ 38,074      $ 43,023      $ 46,390       $ 50,765
   Services                                                    4,886         7,288        11,483        16,908         22,001
                                                            --------      --------      --------      --------       --------
 TOTAL REVENUES                                             $ 24,865      $ 45,362      $ 54,506      $ 63,298       $ 72,766
                                                            --------      --------      --------      --------       --------
 YEAR -TO- YEAR % CHANGE                                       114.3%         82.4%         20.2%         16.1%          14.9%

OPERATING EXPENSES:

   Cost of products                                            5,070         8,559        12,418        10,816         10,592
   Cost of services                                            1,849         3,107         5,804         6,352          9,793
   Research and development                                    4,728         7,660         9,306        11,215         12,847
   Selling and marketing, general and administrative           9,744        15,822        20,638        23,518         26,850
   Depreciation                                                2,012         2,298         3,865         4,746          5,589
   Amortization of intangible assets                           1,185         2,347         3,064         3,360          3,214
   Non recurring charges                                      10,676            --         2,705            --             --
   Restructuring charges                                          --            --            --            --            540
                                                            --------      --------      --------      --------       --------
      TOTAL OPERATING EXPENSES                              $ 35,264      $ 39,793      $ 57,800      $ 60,007       $ 69,425
                                                            --------      --------      --------      --------       --------

  OPERATING INCOME (LOSS)                                    (10,399)        5,569        (3,294)        3,291          3,341
   Financial expenses, net                                      (446)         (661)         (484)         (552)          (642)
                                                            --------      --------      --------      --------       --------
  INCOME (LOSS) BEFORE TAXES ON INCOME                       (10,845)        4,908        (3,778)        2,739          2,699
   Taxes on income                                                --           356            --           380            569
                                                            --------      --------      --------      --------       --------
  NET INCOME(LOSS)                                          $(10,845)     $  4,552      $ (3,778)     $  2,359       $  2,130
                                                            --------      --------      --------      --------       --------


    BASIC NET EARNINGS (LOSS)  PER SHARE                    $  (4.66)     $   0.66      $  (0.31)     $   0.17       $   0.14
    NUMBER OF SHARES USED IN COMPUTATION OF BASIC
    EARNINGS(LOSS) PER SHARE                                   2,328         6,850        12,205        13,504         14,817

    DILUTED NET EARNINGS(LOSS) PER SHARE                    $  (4.66)     $   0.49      $  (0.31)     $   0.17       $   0.14
    NUMBER OF SHARES USED IN COMPUTATION OF  DILUTED
    EARNINGS(LOSS) PER SHARE                                   2,328         9,306        12,205        13,789         15,124

SELECTED CONSOLIDATED  BALANCE SHEET DATA


                                                                                   AS OF DECEMBER 31
                                                                                  ------------------
                                                                1997           1998          1999          2000          2001
                                                               ------         ------        ------         ------      ------
                                                                                     (IN THOUSANDS)
  CASH AND CASH  EQUIVALENTS                                   $8,229         $3,463        $5,457         $8,647      $9,814
  SHORT-TERM BANK DEPOSIT                                          $0             $0            $0             $0      $1,941
  WORKING CAPITAL(DEFICIENCY)                                  ($692)         $9,154       $15,346        $10,860     $17,237
  TOTAL ASSETS                                                $47,883        $46,135       $66,165        $79,761     $99,186
  CURRENT DEBT                                                 $1,288         $2,228        $5,073         $8,186      $7,038
  NOTE PAYABLE                                                 $9,500             $0            $0             $0      $6,318
  BRIDGE LOAN  PAYABLE                                        $12,000             $0            $0             $0          $0
  LONG TERM DEBTS(EXCLUDING CURRENT MATURITIES)                  $483            $39        $4,665         $1,483      $5,099
  CONVERTIBLE LOAN                                                 $0             $0            $0             $0      $8,000
  TOTAL  SHAREHOLDERS'  EQUITY                                 $2,640        $26,697       $35,468        $46,469     $49,075

CASH FLOW  DATA

  CASH  PROVIDED BY (USED IN) OPERATING ACTIVITIES             $1,633       ($1,773)      ($1,089)        $12,628      $2,854
  CASH  PROVIDED BY (USED IN) INVESTING ACTIVITIES          ($11,594)       ($4,516)     ($15,401)       ($9,442)   ($10,991)
  CASH  PROVIDED BY (USED IN) FINANCING ACTIVITIES            $11,077         $1,674       $19,068         ($126)      $9,597



B.       CAPITALIZATION AND INDEBTEDNESS

         Not applicable

C.       REASONS FOR THE OFFER AND USE OF PROCEEDS

         Not applicable

D.       RISK FACTORS

         We believe that the occurrence of any or some combination of the following factors could have a material adverse effect on our business, financial condition and results of operations.

GLOBAL ECONOMIC AND MARKET CONDITIONS, PARTICULARLY THOSE THAT IMPACT THE OIL SERVICES INDUSTRY, MAY REDUCE DEMAND FOR OUR PRODUCTS AND SERVICES AND ADVERSELY AFFECT OUR BUSINESS

         Developments in the oil services industry, such as the impact of general global economic conditions, volatility of the oil price, instability in demand for oil and oil products and continuing industry consolidation, has materially affected our customers and could continue to materially affect our existing or potential customers. The impact of these conditions on the oil services industry has reduced demand for our products and services, and the revenue growth rates that we have achieved in recent years. As a result, we may be unable to effectively market and sell our products and services.

         The September 11, 2001 terrorist attacks on the United States and the declared objective to fight global terrorism have had, and we expect will continue for some time to have, a negative effect on the global economy. These events and any similar acts of violence or war may negatively affect the oil services industry, our revenue and our profitability and could also result in a disruption of our business or the businesses of our customers.

IF THE PROPOSED MERGER IS NOT CONSUMMATED, OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION WILL BE MATERIALLY ADVERSELY AFFECTED.

         We have incurred substantial legal, accounting and other costs in connection with the proposed merger. Additionally, our senior management has expended significant time and attention on the merger which has diverted their time and attention away from our day-to-day operations. If the proposed merger is not consummated, our results of operations and financial condition for the six-month and nine-month periods ending June 30, 2002, and September 30, 2002, respectively, and for the fiscal year ending December 31, 2002, will be materially adversely affected. Additionally, in the event the proposed merger is not consummated for certain reasons, we will be obligated to pay to Paradigm B.V. a termination fee of $3.0 million plus up to $1.5 million of the documented out-of-pocket expenses incurred by Paradigm B.V. and its affiliates in connection with the merger agreement and the transactions contemplated thereby. Such payment, if required, would materially adversely affect our results of operations and financial condition.

IF ACTUAL EXPENDITURES BY OUR CUSTOMERS VARY FROM THEIR ANTICIPATED EXPENDITURES, OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION MAY BE MATERIALLY ADVERSELY AFFECTED.

         Our business and operations are substantially dependent upon the condition of the global oil and gas industry. The oil and gas industry is highly cyclical and has been subject to significant economic fluctuations at various times as a result of numerous factors affecting the supply of and demand for oil and natural gas, including the level of capital expenditures of the oil and gas industry, the level of drilling activity, the level of production activity, market prices of oil and gas, worldwide economic conditions, interest rates and the cost of capital, environmental regulations, tax policies, the political stability and political risk exposure in some of the oil producing countries, political requirements of national governments, coordination by the Organization of Petroleum Exporting Countries or, OPEC, market behavior of oil producers who are not members of OPEC, cost of producing oil and natural gas, and technological advances.

         The budgets of our customers, who are principally oil and gas exploration and production companies and companies that provide data processing services to these companies, vary with the state of each customer's financial condition, the opportunities identified by it for the use of its resources, and its expectations of future short- and medium-term financial performance. While surveys are published that are indicative of expected budget expenditures of oil and gas exploration and production companies over the course of the budget year, there is a significant variance in actual expenditures by individual companies, sub-segments of the oil and gas industry and the industry as a whole.

         In addition, fluctuations in the international price of oil, and regional gas prices, may also affect the budgeted capital expenditures of our customers. Consequently, there may be significant variations by our customers in adjusting their level of expenditure to correspond to the short- and medium-term outlook of the impact of international oil prices and/or regional gas prices on their performance.

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

IF WE ARE UNABLE TO COMPETE EFFECTIVELY IN THE MARKETPLACE, WE MAY SUFFER A DECREASE IN MARKET SHARE, REVENUES AND PROFITABILITY.

         Competition in our industry is intense and we expect competition to increase. Some of our competitors are divisions or subsidiaries of companies that have greater financial and other resources, greater name and brand recognition, and more extensive and diversified operations than we do. We also face competition from a number of smaller companies that provide products that serve niche portions of our markets and from smaller service bureaus providing seismic data processing and reservoir analysis services. Finally, many oil exploration companies have their own in-house capabilities for seismic data processing and analysis. Some of these in-house service groups are customers for both our software solutions and our data processing services, as a supplement for their internal capacity.

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

OUR SUCCESS DEPENDS ON OUR ABILITY TO CONTINUALLY ENHANCE AND MARKET TECHNOLOGICALLY SOPHISTICATED PRODUCTS AND SERVICES.

         We believe that our future success will largely depend upon our ability to continue to enhance our existing products and services and to successfully develop, market and introduce new products and services to meet the requirements of our customers. We are currently devoting significant resources to refining and expanding the range of products and services offered by us to our customers.

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

WE MAY SEEK TO EXPAND OUR BUSINESS THROUGH ACQUISITIONS THAT COULD RESULT IN DIVERSION OF RESOURCES AND ADDITIONAL EXPENSES, WHICH COULD DISRUPT OUR BUSINESS AND HARM OUR FINANCIAL CONDITION.

         We have pursued, and may continue to pursue, acquisitions of business, products, technologies and service providers, or the establishment of joint venture arrangements, that could expand our business. For example, in April 2001, we acquired the GeoScene(R) product line from Oilfield Systems Limited. In addition, in May 2001, we acquired Sysdrill(R) Limited, a provider of software solutions for drilling engineering and well operations.

         The negotiation of potential acquisitions or joint ventures and the integration of an acquired or jointly developed business, technology, product or services offering could cause diversion of management's attention from the day-to-day operation of our business. Future acquisitions could result in:

      -   potentially dilutive issuances of equity securities;

      -   the incurrence of debt and contingent liabilities;

      -   amortization of acquired technologies and other intangibles;

      -   research and development write-offs;

      -   restructuring costs; and

      -   other acquisition-related expenses.



         We may also acquire other companies where we believe that we can acquire new products or services or otherwise enhance our market position or strategic strengths. However, there can be no assurance that suitable acquisition candidates can be found, that potential acquisitions can be consummated on terms favorable to us or that the acquisitions made will significantly enhance our products or strengthen our competitive position.

         Acquired businesses or joint ventures may not be successfully integrated with our operations or with our technology. In addition, we may not receive the intended benefits of the acquisition or joint venture. Potential acquisitions or joint ventures may not materialize. Due diligence expenses and expenses involved in negotiations would have a negative impact on our operating results. Potential acquisitions or joint ventures that ultimately are not consummated could have a long term negative impact as we may be unable to obtain products, technologies or services that are necessary to achieve our strategic growth objectives.

IF WE FAIL TO ATTRACT AND RETAIN SKILLED EMPLOYEES, WE WILL NOT BE ABLE TO IMPLEMENT OUR BUSINESS STRATEGY OR OPERATE OUR BUSINESS EFFECTIVELY.

         Our business requires highly qualified personnel for research and development, sales and marketing, software programming, technical customer support, seismic data processing and analysis services, and reservoir studies. Our success depends in large part on our ability to attract, train, motivate and retain highly skilled scientists and technology professionals, including geologists, geophysicists, petrophysicists, drilling and reservoir engineers, mathematicians and software programmers. Qualified personnel in these areas are in demand and are likely to remain a limited resource for the foreseeable future.

         Our ability to expand our business is dependent upon our success in recruiting such personnel and our ability to manage and coordinate our worldwide development program, customer support and services delivery. We may be unable to continue to attract and retain the skilled employees we require and any inability to do so could adversely impact our ability to manage and complete our existing projects and to compete for new customer contracts. In addition, the resources required to attract and retain such personnel may adversely affect our operating margins. The failure to attract and retain qualified personnel may have a material adverse effect on our business, results of operations and financial condition.

         Our success also depends, to a certain extent, upon the continued active participation of a relatively small group of senior management personnel who have been with us, or with the companies we have acquired, for many years. The loss of the services of some or all of these employees could have a material adverse effect on our business.

DUE TO THE FIXED NATURE OF CERTAIN OF OUR COSTS, ANY SIGNIFICANT DECLINE IN OUR REVENUES COULD DISRUPT OUR BUSINESS AND HARM OUR FINANCIAL CONDITION.

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

       -  changes in expenses;

       -  changes in our strategy;

       -  personnel changes;

       -  foreign currency exchange rates;

       -  factors impacting oil and gas industry expenditure decisions;

       - risks of regional military conflict, threats and acts of domestic and international terror, and civil unrest;

       -  changes in clients' budgeted and/or spending decisions; and

       - country, region specific and general economic and political risk factors.


         Due to the relatively fixed nature of certain of our costs, a decline of revenue in any period would result in lower profitability for that period.

BECAUSE SUBSTANTIALLY ALL OF OUR REVENUES ARE GENERATED INTERNATIONALLY, OUR RESULTS OF OPERATIONS COULD SUFFER IF WE ARE UNABLE TO MANAGE INTERNATIONAL OPERATIONS EFFECTIVELY.

         During 2001, approximately 55% of our revenues were generated from customers in North America, Europe, the Middle East and Africa with the balance derived from customers in the former Soviet Union, the Asia-Pacific region, China and Latin America. Our strategy is to continue to broaden our existing customer base in the different regions in which we operate and to expand into new international markets as the opportunities arise. The expansion of our operations and entry into new markets, primarily in emerging economies, will require significant management attention and financial resources, and will entail an increased relative exposure to political and commercial risk (as discussed below). We currently maintain development facilities in Israel, the United States, Australia, Russia, France, the United Kingdom and Canada, and we have sales and operations offices and service centers in North America, Europe, the former Soviet Union, the Middle East, Africa, Latin America, China and the Asia-Pacific region.

         In addition, conducting our business increasingly with, and expanding our operating locations into emerging markets subjects us to certain risks including:


       -  legal and cultural differences in the conduct of business;

       -  infringement of intellectual property rights and copyrights;

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

       -  economic collapse or instability;

       -  political instability; and


       -  potentially adverse tax consequences.

         One or more of these factors could have a material adverse effect on our international operations.

FLUCTUATIONS IN EXCHANGE RATES MAY ADVERSELY AFFECT OUR BUSINESS.

         Although most of our revenues are denominated in dollars, a significant portion of our operating costs are incurred outside the United States. As a result, fluctuations in exchange rates between the currencies in which these costs are incurred and the U.S. dollar may have a material adverse effect on our results of operations and financial condition. The cost of our operations in the different countries in which we operate, as expressed in U.S. dollars, could be adversely affected by the extent to which any increase in the operating costs in the local currency of those countries is not offset (or is offset with a time delay) by a devaluation of the currencies in those countries in relation to the U.S. dollar. As a result of this differential, from time to time we experience increases in the costs of our operations in the countries in which we operate, as expressed in U.S. dollars, which have had and could have in the future a material adverse effect on our results of operations and financial condition.

         The cost of our operations in Israel, as expressed in dollars, could be adversely affected by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset with a time delay) by a devaluation of the Israeli currency in relation to the dollar.

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

         Our success and ability to compete depends substantially upon our internally developed and acquired technologies. Any misappropriation of our technology could seriously harm our business. We regard a substantial portion of our software products and systems as proprietary and rely on a combination of statutory and common law copyright, trademark and trade secret laws, customer licensing agreements, employee and third party non-disclosure agreements and other methods to protect our proprietary rights.

          Our software is licensed for use and is not sold, thereby enabling us to protect our intellectual property in that software through the use of license manager mechanisms to prevent or inhibit unauthorized use. These mechanisms can be violated by sophisticated users. Our license agreement for the software includes clauses that protect our intellectual property rights. Further, we generally enter into confidentiality agreements with our employees, consultants, and our software and systems development partners, and limit access to and distribution of proprietary information.

         Despite our efforts to protect our intellectual property rights, unauthorized parties may attempt to bypass our license manager, copy or otherwise obtain our software or technology or develop software with the same functionality. We cannot be certain that the steps we have taken will prevent misappropriation, particularly in those foreign countries where the laws may not protect our intellectual property to the same extent as the laws of the United States. If we have to resort to legal proceedings to enforce our intellectual property rights, the proceedings may be burdensome and expensive and may involve a high degree of risk. These events could seriously harm our business.

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

WE CURRENTLY PARTICIPATE IN OR ARE ENTITLED TO RECEIVE TAX BENEFITS FROM GOVERNMENT PROGRAMS. THESE PROGRAMS REQUIRE US TO MEET CERTAIN CONDITIONS AND THESE PROGRAMS AND BENEFITS MAY BE TERMINATED OR REDUCED IN THE FUTURE.

         We are entitled to receive benefits from certain Israeli government investment incentive programs and tax benefits. For example, we are entitled to receive tax benefits under Israeli law for capital investments that are designated as "Approved Enterprises." To maintain our eligibility for these programs and tax benefits, we must continue to meet certain conditions. If we fail to comply with these conditions, the tax benefits received could be cancelled and/or we could be required to refund tax benefits already received. Additionally, some of these programs and the related tax benefits are available to us for a limited number of years, and these benefits expire from time to time.

         Any of the following could have a material effect on our business, financial condition and result of operations:


       -  some programs in which we participate may be discontinued;

       - we may be unable to meet the requirements in order to continue to qualify for some programs;

       - these programs and tax benefits may be unavailable in the future, either at all, or at their current levels;

       - upon expiration of a particular benefit, we may not be eligible to participate in a new program or qualify for a new tax benefit that would offset the loss of the expiring tax benefit; and

       - we may be required to refund previously accredited tax benefits received if we are found to be in violation of the stipulated conditions.

         For more information, see Item 10. "Additional Information - Taxation".

FROM TIME TO TIME, OUR SOFTWARE MAY CONTAIN UNDETECTED ERRORS, PRODUCT DEFECTS OR SOFTWARE ERRORS. THIS MAY CAUSE US TO EXPERIENCE A DECREASE IN MARKET ACCEPTANCE AND USE OF OUR SOFTWARE PRODUCTS AND WE MAY BE SUBJECT TO WARRANTY CLAIMS AND OTHER LIABILITY.

         Our software products are highly complex and may, from time to time, contain design defects or software errors that may be difficult to detect and correct. This may cause delays in software product releases or damage customer satisfaction and may have a material adverse effect on our business, results of operations and financial condition.

         Since our products are generally used by our customers to perform important business functions, design defects, software errors, misuse of our products, incorrect data from external sources or other potential problems within or out of our control may arise from the use of our products, and may result in financial or other damages to our customers. Our failure or inability to meet a customer's expectations in providing products or performing data processing and interpretation projects using our products may result in the termination of our relationship with that customer or could give rise to claims against us. Although we have agreements with our customers that contain provisions designed to limit our exposure to potential claims and liabilities arising from the type of problems described, these provisions may not fully or effectively protect us against such claims in all cases. Claims and liabilities arising from customer issues could damage our reputation, resulting in loss of existing or future customers or loss of or delay in revenue. These events may adversely affect our business, results of operations and financial condition.

WE MAY BE ADVERSELY AFFECTED BY POLITICAL AND ECONOMIC CONDITIONS IN ISRAEL, ITS ADJACENT TERRITORIES AND COUNTRIES, AND IN THE MIDDLE EAST GENERALLY.

         We are organized under the laws of the State of Israel. As of December 31, 2001, approximately 17% of our total staff, our principal research and development facility and our principal executive offices were located in Israel. Our operations, financial condition and results of operations are directly influenced by economic, political and military conditions in and affecting Israel.

         Terrorist attacks in Israel and the hostilities between the State of Israel and the Palestinians increased during the past year and have intensified in the past several months. The future of peace efforts between Israel and its neighbors remains uncertain and the peace process between Israel and the Palestinian Authority has seriously deteriorated due to increased violence between Israel and Palestinians. We cannot predict the effect on the region or us of the increase in the degree of violence between Israel and the Palestinians or of any individual act of violence. Some of our officers and employees in Israel are obligated to perform annual military reserve duty. In the event of a military conflict, including the ongoing conflict with the Palestinians, these persons could be required to serve in the military for extended periods of time. This could disrupt our operations and harm our business. Furthermore, several countries restrict doing business with Israel and Israeli companies, and additional companies may restrict doing business with Israel and Israeli companies, as a result of the recent increase in hostilities. Some of the companies that are significant suppliers of hydrocarbon products are located in countries that may participate in boycotts of products and service of Israeli origin. This may also seriously harm our operating results, financial condition and the expansion of our business.

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

       - shortfalls in our operating results from the levels forecast by securities analysts and from the levels we announce from time to time as guidance to the investment community;

       -  public announcements concerning us or our competitors;

       -  changes in pricing policies by us or our competitors;

       -  market conditions in our industry; and

       -  the general state of the publicly traded securities market.

         We have no control over any of these matters and any of them may adversely affect our business internationally. In addition, trading in shares of companies listed on the Nasdaq National Market in general and trading in shares of technology companies in particular has been subject to extreme price and volume fluctuations that in some cases have been unrelated or disproportionate to operating performance. These broad market and industry factors may depress our share price, regardless of our actual operating results.

IT MAY BE DIFFICULT TO ENFORCE A U.S. JUDGMENT AGAINST US, OUR OFFICERS AND DIRECTORS AND OUR ISRAELI AUDITORS OR TO ASSERT U.S. SECURITIES LAW CLAIMS IN ISRAEL.

         Service of process upon our directors and officers and our Israeli auditors may be difficult to effect in the United States because almost all these parties reside outside the United States and a substantial portion of our assets and the assets of these persons are located outside the United States. Any judgment obtained in the United States against such parties may be unenforceable outside the United States.

         It is not clear whether civil liabilities under the Securities Act and the Securities Exchange Act can be enforced in Israel. However, subject to time limitations, Israeli courts may enforce a U.S. judgment in a civil matter, if:


       - the application for enforcement was filed within five years after the judgment;

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

PROVISIONS OF ISRAELI LAW MAY DELAY, PREVENT OR MAKE MORE DIFFICULT AN ACQUISITION OF OUR COMPANY, WHICH COULD DEPRESS OUR SHARE PRICE.

         Provisions of our Articles of Association restricting business combinations with interested shareholders and provisions of Israeli law may delay, prevent or make difficult an acquisition of our company, which could prevent a change of control and therefore depress the price of our stock. Israeli corporate law regulates mergers and acquisitions of shares through tender offers in certain circumstances, requires special approvals for transactions involving significant shareholders and regulates other matters that may be relevant to these types of transactions. For further details see Item 10 "Anti-Takeover Provisions; Mergers and Acquisitions under Israeli Law."

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

         Our principal executive offices are located at Shenkar St. 9, Gav Yam Center No.3, Herzlia 46120, Israel and our telephone number is + 972-9-9709300.

         Our agent in the United States is Paradigm Geophysical Corp. and its principal offices are located at Two Memorial Plaza, 820 Gessner, Houston, TX 77024.

         Our business is conducted through subsidiaries and representative offices in several locations worldwide and aims to provide technical information solutions, including software products and product-driven services to companies involved in the exploration and production of oil and gas and to oilfield service companies.

DEVELOPMENTS SINCE JANUARY 1, 2001

         In May 2001, we acquired Sysdrill Limited, a Scottish company, for a cash consideration and ordinary shares of Paradigm in the aggregate amount of $8.5 million. Its primary operations are located in Aberdeen, Scotland. Sysdrill is one of the leading software and service providers of drilling engineering and well operations solutions. The cash portion of the Sysdrill transaction was financed mainly through a note payable to the Sysdrill proprietor which was redeemed in May 2002.

         Aside from the capital utilized for the above acquisitions, our principal capital expenditures in 2001 were for computer and peripheral equipment. These purchases totaled $8.7 million in 2001 and resulted in a significant expansion in computer capacity for our geophysical services operations worldwide.

         During the fourth quarter of 2001, we commenced a resource rationalization and restructuring program, focused primarily on the consolidation of our operations (acquired through the Flagship acquisition) in Pau, France, rather than continuing full operations in both Paris, France and in Pau. In addition, certain service operations which were not providing adequate profitability were closed and others were expanded. We have also strengthened operational management in the United States, in our Europe, Africa and Middle East regional offices, and in our Canadian operations. We recorded a restructuring charge of approximately $0.5 million in the fourth quarter of 2001 and approximately $0.8 million in the first quarter of 2002 in connection with this program.

DEVELOPMENTS SINCE JANUARY 1, 2002

         On May 22, 2002, we announced a definitive merger agreement pursuant to which we would be acquired by Paradigm B.V. in a merger transaction. Paradigm B.V., a company formed to invest in energy related technology and service firms, will be indirectly owned as of the merger by a non-U.S. limited partnership being organized by Fox Paine & Company, LLC, a San Francisco-based private equity firm. If the proposed merger is consummated, we will cease to be a publicly traded company.

         On June 13, 2002, the holders of 98.2% of our shares present (in person or by proxy) at a Special Meeting of Shareholders voted in favor of the merger agreement, the merger and the transactions contemplated thereby.

         The proposed merger transaction remains subject to the satisfaction or waiver of a number of conditions, including:

       -  the absence of any legal order prohibiting or restraining the merger;

       - receipt of certain governmental consents, and the expiration of the 70-day statutory waiting period under the Israeli Companies Law, which will expire on or about August 1, 2002;


       - absence of the occurrence of any event since May 21, 2002 that would reasonably be likely to have a Material Adverse Effect (as defined in the merger agreement) on us;

       - the performance of each party's obligations under the merger agreement and the accuracy of each party's representations and warranties contained in the merger agreement; and


       -  other closing conditions specified in the merger agreement.

        For more information, see Part I. - "Recent Developments."

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

       - RESERVOIR STUDIES - Advanced reservoir characterization and integrated studies based on our software solutions using our interpretation and reservoir characterization experts.

         We operate a global network of sales, users' support and services with 21 offices in 18 countries, serving all major oil-and gas-producing provinces in the world.

THE OIL AND GAS INDUSTRY BACKGROUND

         Our business and operations are substantially dependent upon the condition of the global oil and gas industry. The oil and gas industry is highly cyclical and has been subject to significant economic fluctuations at various times as a result of numerous factors affecting the supply of and demand for oil and natural gas, including the level of capital expenditures of the oil and gas industry, the level of drilling activity, the level of production activity, market prices of oil and gas, worldwide economic conditions, interest rates and the cost of capital, environmental regulations, tax policies, the political stability and political risk exposure in some of the oil producing countries, political requirements of national governments, coordination by members of OPEC, political requirements of national governments, market behavior of oil producers who are not members of OPEC, cost of producing oil and natural gas and technological advances.

         Crude oil prices remained relatively stable for the first nine months of 2001, although well below the high prices of 2000. The softening and increased volatility of oil prices following September 11, 2001 resulted in an average oil price in the last quarter of 2001 significantly below the 2001 oil price assumptions of oil companies generally. By the end of 2001, oil prices were at about 60% of the 2000 peak prices. U.S. natural gas prices also faced a steady decline from the high levels of 2000, declining by the end of

2001 to about 50% of the price at the commencement of 2001. The oil and gas prices, and the events of September 11, 2001, materially affected the capital budget execution of the major international oil companies, and those operating primarily within the U.S. and Canada.

         Due to the steady oil price in the first nine months of 2001, rig counts rose in the U.S. and capital spending in the U.S. and Canada were reported in the capital spending surveys of the oil companies to be greater than originally budgeted, with resources moved from international (outside of North America) investment into North America. Following the events of September 11, 2001, capital spending was reported to have ceased in most projects, continuing selectively in some on-going projects and a handful of new initiatives.

THE OIL AND GAS EXPLORATION SECTOR - EVENTS IN 2002 TO  DATE

         Since the beginning of 2002, oil and gas prices have risen steadily. The political uncertainty resulting from continuing Middle East hostilities has impacted oil prices. Rig counts in the U.S. have continued to decline while international rig counts have risen.

OUR PRODUCTS

         In line with the technological advances in the geoscience knowledge industry and a changing focus in the use of high-end geoscience solutions for hydrocarbon exploration and production, in 2001 we further enhanced our solutions based on our existing product modules and the product modules we acquired in recent acquisitions.

          - MORE PETROPHYSICS AND GEOLOGY: We have enhanced our product suite through further integration, and the addition of new tool-sets, such as the geological solutions from the Flagship and Geoscene acquisitions, and the new petrophysical and geological modules from Chevron and TotalFinaElf.

          - MORE KNOWLEDGE FROM EXISTING DATA: We have further advanced the concept of "interoperability" -- a computer science development that permits our solutions to use all the corporate prospect data bases in whatever format they exist and without the need to reformat or undertake large "data management" efforts.

          - NEW WORKFLOWS: We have combined our software modules into industry-standard cost-effective workflows. While these are offered as the seven primary industry-standard workflows, our integrated software is structured such that any combination of modules can be tailor-made for workflows specific to the analysis needs for each prospect. We released our "PG2" suite of software to the industry in early September 2001. This release is a significant technological advance to provide fully integrated workflows for a range of seismic data processing methodologies. We announced that our "PG3" suite would be released in the second half of 2002. This is planned to integrate seismic data processing, petrophysics and geology, with visualization.

          - EXPANDED GLOBAL SERVICE CAPACITY: We have expanded our global service capacity with additional super computer power in Houston and expanded computing capacity and staff in Asia Pacific, Russia and Latin America, to meet the demand for out-sourced seismic data processing.

         - RESERVOIR STUDIES: We have expanded our service offering to include reservoir studies -- the search for the smaller reservoirs within the larger producing fields.

         We currently offer the following software workflow solutions:

         - SEISMIC DATA PROCESSING & IMAGING SOLUTIONS for customers that are using our products for production seismic data processing. This solution integrates Focus(R) and Geodepth(R) Power(TM) and Probe(TM) products.

          - SEISMIC DATA ANALYSIS AND QUALITY CONTROL SOLUTIONS based on Geodepth(R), Power(TM), Probe(TM), Vanguard(TM) and Earthstudy(TM) as standalone and integrated workflows including industry standard techniques, such as interpretive AVO (amplitude velocity offset) analysis, seismic modeling and velocity analysis.

         - PROSPECT GENERATION INTERPRETATION SOLUTIONS for customers that are using our interpretation products for rapid, production-oriented generation of prospects. This solution combines our latest visual data management and large volume roaming with the new Reservoir Navigator(R), SeisX(TM) and Voxelgeo(R), for prospect generation, with workflows from Stratimagic(R) for seismic facies classification, and Geoscene(R) for geological interpretation.

          - RESERVOIR EVALUATION INTERPRETATION SOLUTIONS for customers that are using our products for quantitative interpretation and delineation of the reservoir framework. This uses the capabilities of Reservoir Navigator(R), Voxelgeo(R), SeisFacies(TM), Nexmodel(TM) and Geosec(TM) workflows.

          - RESERVOIR CHARACTERIZATION & SIMULATION SOLUTIONS for customers that are using our products for analysis and modeling of reservoir properties using seismic data inversion, petrophysical analysis and rock physics in our Vanguard(TM), GeoLog(R), Stratimagic(R) and Voxelgeo(R) based workflows.

         - PETROPHYSICAL ANALYSIS & ROCK PHYSICS SOLUTIONS for customers that are using our products for analysis and modeling of rock properties based on Geolog(R), for formation evaluation and petrophysical analysis.

          - WELL PLANNING & DRILLING SOLUTIONS for customers that are using our products for well planning, drilling design and monitoring. We have integrated our geological and geophysical solutions with Sysdrill's engineering solutions. The introduction of the Sysdrill product line and DirectorGeo(R) move our solutions further downstream into the well operations area and provide a critical link between drilling engineering, well planning and the geosciences.

         We offer the following service solutions:

         - Our service centers worldwide offer the skills and knowledge of specialist and experienced geoscientists in partnership with our customers expert teams, together with super computing resources utilizing our software solutions.

         - SEISMIC DATA IMAGING SERVICES - for customers that require production seismic data processing services we offer delivery of large-scale seismic data imaging projects.

         - RESERVOIR STUDIES SERVICES - for customers that require integrated reservoir studies services we offer quality delivery of large-scale integrated studies and reservoir characterization and simulation projects.

POST-CONTRACT CUSTOMER SUPPORT

         We employ geoscientists and computer scientists to provide installation and user training, online support, on-call problem prevention and resolution and on-site troubleshooting. On-line product support enables customers to download product enhancement and support packs and product documentation and to submit technical support incident reports or questions to the customer support group. We have initiated on-line discussion forums. A typical software license agreement provides the customer's first year of support in conjunction with the initial purchase of the software license. Most of our customers have entered into post-contract maintenance and support agreements, which entitles them to receive product updates as well as the professional and technical support described above. These agreements are renewable annually.

MARKETING AND SALES

         We market and sell our products and services to the oil and gas industry, primarily through local sales offices, and to a lesser extent, sales agents and representatives in a small number of markets in which we do not have a regional or local sales presence. Our local offices are staffed with a sales force, technical experts and operating managers. Our sales and marketing strategy is to maintain and enhance our local presence in the markets in which we operate by acquiring significant in-house professional expertise on the local geology and hydrocarbon conditions, and commercial knowledge of the local markets.

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

       -  advertising on a regular basis in trade and technical magazines.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES ETC.

         We believe that significant investment in research and development is essential to maintaining our technological expertise in the market for geoscience knowledge solutions for the oil and gas industry, and to our strategy of being a leading provider of innovative geoscience software products and services.

         Net research and development expenses were $9.3 million, $11.2 million and $12.9 million in 1999, 2000 and 2001, representing between 17%-18% of annual revenues.

         We have launched six major new products between October 1997, when we acquired CogniSeis Development Inc., and the end of 2001. The products include Probe, Vanguard, GeoSec3D, DirectorGeo (a new product within the Sysdrill family of solutions), Volume Navigator, and the "Common Reflection Angle Migration" system for advanced seismic data processing. The latter three products were provided to the industry during 2001 as beta-site products.

         Our products and modules are enhanced and upgraded on an ongoing basis to provide new analysis features and, in some cases, re-engineered, to keep pace with advances in computer operating systems, data base systems, computer graphics and changes in hardware. We have introduced "interoperability" within our systems platform which is planned to be a common element for all our products. Interoperability enables our software to access our clients' technical data bases irrespective of the format of any specific data-set, and without the need for data conversion or reformatting prior to use with our software.

         Each of our acquisitions has added new technologies and products to our existing range of products and solutions. We have invested in the full integration of these products into the overall Paradigm solutions offering.

         Our research and development efforts are focused both on the immediate competitiveness of our current solutions and products and on expected leading edge requirements and competitiveness over the next several years. We believe that our product development sights must be set far ahead not only to anticipate industry requirements, but to also ensure that today's products remain viable over the long run, thereby providing continuing added value to our customers.

         Research and development continues to be managed as an integrated global team with seven centers in Israel, Houston, Pau, Aberdeen, Moscow, Calgary and Brisbane. Each center has its areas of specialization and expertise while product commercialization, integration and delivery are the responsibility of the research and development group in Israel.

         In the fourth quarter of 2001 and the first quarter of 2002, we streamlined our research and development department following the release of PG2. At the end of May 2002, the research and development staff numbered 150 persons worldwide, compared to 137 at the end of 2000, after taking into account the addition of 11 research and development personnel from the acquisitions of Geoscence and Sysdrill Limited.

INTELLECTUAL PROPERTY

         We believe that our patents, trademarks and other intellectual property rights are an important factor in maintaining our technological advantage, although no one patent is considered essential to our success. Typically, we seek to protect our intellectual technology in all jurisdictions where we believe that the cost of such protection is warranted. While we have patented certain key technologies, we have not patented all of our proprietary technology even where we regard such technology as patentable. We also protect our intellectual property and trade secrets through confidentiality agreements with staff and customers. We have licensed certain technology from third parties, including software or modules which are incorporated into Paradigm-developed software or which we use in our service centers. The intellectual property rights of the vendors are protected by appropriate license agreements.

CUSTOMERS AND COMPETITION

         Our installed base of customers consists of approximately 550 customers and about 3,750 multi-user licenses, representing a full range of the high-end users in the industry worldwide. We are not dependant on any single customer and, in 2001, only one customer represented over 5% of our total revenues (approximately 5.2%).

         In certain aspects of our activities we are both a supplier and a competitor with our peer group in the oilfield service companies.

         The oilfield service industry is led by three conglomerates, Schlumberger, Halliburton and Baker Hughes, each of which provides vertically-integrated oilfield services including in various mixes, seismic data acquisition and processing, related software, wire line data gathering and analysis, drilling, well completion and design and supply of oil field infrastructure. Schlumberger and Halliburton own and operate geoscience and data management software divisions with significant installed bases. GeoQuest is a division of Schlumberger and Landmark Graphics Corporation is a subsidiary of Halliburton. We compete with these two companies and a number of smaller niche technology providers providing geoscience software solutions to the oil and gas industry.

         Seismic data acquisition, processing and analysis are provided by several large companies, including WesternGeco, a joint-venture of Schlumberger and BakerHughes, Compagnie Generale Geophysique, a major shareholder in Paradigm, and the recently announced proposed joint venture between Petroleum Geo-Services and Veritas DGC Inc. We compete with these companies and a range of smaller companies in providing seismic data processing services and, to a lesser extent, in connection with services related to reservoir studies. Some of our competitors in this field have purchased software licenses from us.

         Many oil exploration companies have their own in-house capabilities for seismic data processing and analysis. Some of these in-house service groups are customers for both our software solutions, and our data processing services, as a supplement for their internal capacity.

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

 GEOGRAPHICAL AND OPERATIONAL DISTRIBUTION OF REVENUES

         Set forth below is a summary of our revenues by category and our total revenues in the major geographical regions in which we operate.

REVENUES - PRODUCTS  ($ MILLIONS)

                                        2001       2000       1999
                                        --------------------------

North and South America                 20.7      21.3       16.6
Europe, Africa, Middle East             19.7      14.8       11.9
Far East and China                      10.4      10.3       14.5
                                       ---------------------------
TOTAL                                  $50.8     $46.4      $43.0
                                       ===========================

REVENUES - SERVICES ($ MILLIONS)

North and South America                 12.8       10.8       7.7
Europe, Africa, Middle East              5.5        4.4       2.7
Far East and China                       3.7        1.7       1.1
                                       ---------------------------
TOTAL                                  $22.0      $16.9     $11.5
                                       ===========================

REVENUES - TOTAL ($ MILLIONS)

North and South America                 33.5      32.1       24.3
Europe, Africa, Middle East             25.2      19.2       14.6
Far East and China                      14.1       2.0       15.6
                                       ---------------------------
TOTAL                                  $72.8     $63.3      $54.5
                                       ===========================



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

       -  Sysdrill Limited, incorporated in the United Kingdom

       -  Paradigm Geophysical Canada Ltd., incorporated in Canada

       -  Paradigm Geophysical Pty Ltd., incorporated in Australia

       -  PT Paradigm Geophysical (Indonesia), incorporated in Indonesia

       -  Paradigm Geophysical Sdn Bhd., incorporated in Malaysia

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

       -  Paradigm Geophysical do Brasil LTDA, incorporated in Brazil

       -  Paradigm Geophysical Holdings EURL, incorporated in France

       -  Paradigm Geophysical (France) SA, incorporated in France

       - Paradigm Geophysical (Hungary) Group Financing LLC, incorporated in Hungary

       -  Paradigm Geophysical LLC, incorporated in Russia

       -  Paradigm Geophysical (Luxembourg) SARL, incorporated in Luxembourg

       -  Paradigm Geophysical (Nigeria) Limited, incorporated in Nigeria

D.       PROPERTY PLANTS AND EQUIPMENT

         Our headquarters are located in Herzlia, Israel. Set forth below is a summary of locations of our principal facilities, the facility activities and their square footage for our continuing operations. All of our facilities are leased.


          Location                             Activities                 Floor area
                                                                             Sq.ft
          Herzlia, Israel                Corporate headquarters             33,000
                                                   R&D

          Houston, Texas                      Sales office                  59,000
                                             Service center
                                                   R&D

          Woking, U.K.                        Sales office                  13,000
                                             Service center

          Calgary, Canada                     Sales office                  16,000
                                             Service center
                                                   R&D

          Moscow, Russia                      Sales office                  13,000
                                             Service center
                                                   R&D

          Pau, France                         Sales Office                   5,000
                                                   R&D

          Perth, Australia                    Sales office                   6,500
                                             Service center


          Brisbane, Australia                      R&D                       6,000

          Aberdeen, Scotland                  Sales office                   5,000
                                                   R&D

         In addition to the above principal facilities, we also lease premises in Beijing, Jakarta, Kuala Lumpur, Bahrain, Caracas, Buenos Aries, Rio de Janeiro and Almaty. We also lease premises near Paris which we have recently vacated following restructuring of our French operations. We are currently seeking to sublet the vacated premises. We believe that the facilities we currently occupy are suitable and adequate for our current needs.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

         Statements in this Annual Report concerning our business outlook or future economic performance; anticipated revenues, expenses or other financial items; introductions and advancements in development of products, and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, and/or statements preceded by, followed by or that include the words "believes," "could," "expects," "anticipates," "intends," "projects," or similar expressions, are "forward-looking statements" as that term is defined under the United States Federal Securities Laws. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stated in such statements. Factors that could cause or contribute to such differences include, but are not limited to, those set forth under "Risk Factors" in this Annual Report as well as those discussed elsewhere in this Annual Report and in our other filings with the Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this Annual Report.

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

         Our business solution comprises scientifically advanced software solutions, technical services, data processing services and reservoir studies services. Our products include:

- SOFTWARE SOLUTIONS- Software products and add-on packs, designed to accommodate a customer's technical workflow for analysis of hydrocarbon prospects.

- TECHNICAL SERVICES - On-site support, post-contract support and technical training designed to complement our software solutions in order to maximize the added value of the customer investment in our software solutions.

- DATA PROCESSING SERVICES - Advanced seismic data processing based on our software and our seismic data analysis experts.

- RESERVOIR STUDIES SERVICES - Advanced reservoir characterization and integrated studies based on our software solutions and utilizing our interpretation and reservoir characterization experts.

         We operate a global network of sales, users' support and services with 21 offices in 18 countries, serving all major oil-and gas-producing countries in the world.

MARKET CONDITIONS IN 2001

         Our results in 2001 should be viewed within the context of the developments and trends in the oil field services sector in which we operate. This sector is directly affected by the overall macroeconomics of oil and gas supply and demand, international oil prices and the worldwide and domestic capital investments by the oil and gas companies.

         Surveys issued near the end of 2000 by industry analysts indicated that capital spending by oil and gas companies on exploration and production would increase in early 2001. Increased spending did take place during the first eight months of 2001 at the levels predicted in the 2000 surveys. However, industry surveys in late 2001 showed that the geographic distribution of these capital expenditures differed significantly from earlier expectations and budget plans, with higher emphasis on investments in North America and Canada than in the international arena. The events of September 11, 2001 and the subsequent military operations caused many oil and gas companies to curtail their capital spending for the remainder of 2001.

         Crude oil prices remained relatively stable for the first nine months of 2001, although below the highs experienced in 2000, but within the survey-reported price range assumptions by oil companies generally for their 2001 budgets. The softening and increased volatility of oil prices post September 11, 2001, resulted in an average oil price in the last quarter of 2001 significantly below the aforementioned survey-reported price range assumptions for 2001 budgets. By year-end 2001, oil prices were about 60% below 2000 peak prices. U.S. natural gas prices faced a steady decline from 2000 highs, declining at the end of 2001 to about 50% of the price at the start of the year. These oil and gas prices, and the events of September 11, 2001, significantly impacted the capital budget execution, particularly of the largest of the international oil companies, and those operating primarily within the U.S. and Canada.

IMPACT ON PARADIGM

         In the first half of 2001, we experienced demand for products and services in line with expectations and in line with the overall increases in industry spending.

         The oil and gas industry's reaction to the events of September 11, 2001 and its aftermath resulted in a significant slowdown of software license purchases in the second half of 2001, as capital spending within the oil and gas companies was broadly reduced, if not completely suspended. Demand for our seismic data analysis and reservoir studies services continued, much as anticipated.

INDUSTRY TRENDS AND THEIR SIGNIFICANCE FOR FUTURE MARKET DEVELOPMENT

         There remains a shortage of skilled geoscience-knowledge staff to provide reservoir-related data analysis and interpretation and we continue to believe that this will create an increased demand for more resource-effective workflows and for outsourced services by oil and gas companies.

         Within the seismic data processing industry, the trends identified in 1999 and 2000 continued - i.e., to extract more geoscience knowledge from existing data sets. There is an increasing review and reprocessing of archived corporate data of hydrocarbon prospects, and the purchase and reprocessing of library data on hydrocarbon fields. This reprocessing is being done with the more advanced processing tools now available from data processing service companies.

         Looking forward, we believe that there will be an increase in new seismic 4D and 4C surveys to enable better-informed decisions on on-going production, rather than for exploration decisions. Such new survey datasets will require high-end processing solutions and services, and, therefore, we believe this trend to utilize seismic data for prospect development and production decisions may increase the demand for out-sourced services for analysis of the new 4D and 4C seismic surveys, integrated with well-log and production data for reservoir studies.

         Recent industry surveys indicate that exploration activity will expand to areas with complex geological structures and operating environments, such as sub-salt and ultra deep sea. Exploration and development in these types of prospects may increase the demand for high value-added software solutions and out-sourced data analysis services, such as depth inversion and AVO seismic data processing with volume and structural interpretation solutions, integrated with petrophysical and geological data and related model building. Our announcement in September 2001 of our Common Reflection Angle Migration solution, which enables a target-oriented approach to depth imaging in seismic data analysis, could become of increasing significance for these new exploration frontiers.

         Drilling , both for exploration and production, in such structures will require improved well-path and well bore engineering, and examination of drilling programs in the context of the geology between the surface and the reservoir and the areas immediately surrounding the hydrocarbon targets. With the technology acquired from Sysdrill we are now developing software that integrates geophysics, geology and well engineering.

         For 2002, industry capital expenditure surveys of the oil companies issued towards the end of 2001, indicate planned budgeted increases for 2002 in seismic survey and analysis spending, especially outside of North America. This could translate into increased demand for our services and products later in 2002 and 2003 as the seismic survey data requires more refined analyses.

ACQUISITIONS

ACQUISITION  IN 1999

ACQUISITION OF PTM:

         On March 31, 1999, we acquired the net assets of the Petroleum Technology Division of Mincom Limited ("PTM"), an Australian entity, for $8.4 million in cash (including $0.3 million in acquisition costs). PTM is the developer of the Geolog product, which is an information software tool for log analysis and petrophysics.

         The transaction has been accounted for using the purchase method of accounting, and accordingly, the purchase price has been allocated to the assets acquired and liabilities assumed, based upon their fair values. The excess of the purchase price over the fair value of the tangible assets acquired and liabilities assumed has been allocated to identifiable intangible assets including acquired technology of $ 5.1 million, assembled work-force of $0.9 million and goodwill of $ 2.7 million.

ACQUISITION IN 2000

THE FLAGSHIP ACQUISITION

         On October 4, 2000, we acquired all the assets and assumed all liabilities of Flagship S.A., a French based company, and Flagship LLC, a U.S. based company (together "Flagship"), wholly owned subsidiaries of Compagnie Generale de Geophysique ("CGG"). Flagship products provide structural geological interpretation and reservoir characterization. The total consideration paid by Paradigm in the acquisition was $14.2 million (including $1.1 million of costs related to the acquisition), which included the issuance of 1,500,000 of our ordinary shares and a $5.1 million cash payment.

         The transaction has been accounted for using the purchase method of accounting, and accordingly, the purchase price has been allocated to the assets acquired and liabilities assumed based upon their fair values. The excess of the purchase price over the fair value of the tangible assets acquired and liabilities assumed has been allocated to identifiable intangible assets including acquired technology of $3.4 million, assembled work-force of $1.2 million, customer base of $2.4 million and goodwill of $ 7.1 million.

         The Flagship products, Stratimagic(R) and Integral Plus(R), continue to be supported by Paradigm, and are being integrated into the full suite of Paradigm's product offerings.

ACQUISITION IN 2001

SYSDRILL ACQUISITION

         On May 15, 2001, we acquired all the outstanding capital stock of Sysdrill Ltd. ("Sysdrill"), a Scottish based company. Sysdrill's solutions provide well planning and drilling engineering products. The total consideration paid by Paradigm in the acquisition was $8.5 million (including $0.3 million of costs related to the acquisition), which included the issuance of 200,000 ordinary shares valued at $1.1 million, $0.9 million paid in cash and an additional $6.3 million through the issuance of an interest bearing note, which was paid in full on May 1, 2002.

         The transaction has been accounted for using the purchase method of accounting and, accordingly, the purchase price has been allocated to the assets acquired and liabilities assumed based upon their fair values. The excess of the purchase price over the fair value of the tangible assets acquired and liabilities assumed has been allocated to identifiable intangible assets including acquired technology of $3.0 million and goodwill of $3.2 million.

         With the acquisition of Sysdrill, we are able to combine our technologies with those of Sysdrill to offer technical solutions that integrate geoscience knowledge with drilling and well operations solutions. The first product combining these technologies was introduced in beta version during 2001, and will be delivered in commercial versions in 2002.

ANALYSIS AND COMPARISONS OF ANNUAL OPERATING RESULTS

         The following table sets forth for the fiscal years ended December 31, 2001, 2000 and 1999, our consolidated statements of operations reflected as a percentage of total revenues:


                                              1999           2000            2001
                                              -----          -----          -----
REVENUES:

   Products                                    78.9%          73.3%          69.8%
   Services                                    21.1%          26.7%          30.2%
                                              -------------------------------------
                 TOTAL REVENUES               100.0%         100.0%         100.0%
                                              -------------------------------------


OPERATING EXPENSES:

   Cost of products                            22.8%          17.1%          14.6%
   Cost of services                            10.6%          10.0%          13.5%
   Research and development                    17.1%          17.7%          17.7%
   Selling and marketing, general and          37.9%          37.2%          36.9%
      administrative
   Depreciation                                 7.1%           7.5%           7.7%
   Amortization of intangible assets            5.6%           5.3%           4.4%
   Restructuring charges                        0.0%           0.0%           0.7%
   Non recurring expenses                       5.0%           0.0%           0.0%
                                              -------------------------------------
      TOTAL OPERATING EXPENSES                106.1%          94.8%          95.4%
                                              -------------------------------------

  OPERATING INCOME (LOSS)                      (6.0%)          5.2%           4.6%
   Financial expenses, net                     (0.9%)         (0.9%)         (0.9%)
                                              -------------------------------------
  INCOME (LOSS) BEFORE TAXES ON INCOME         (6.9%)          4.3%           3.7%
                                              -------------------------------------
   Taxes on income                              0.0%           0.6%           0.8%
  NET INCOME(LOSS)                             (6.9%)          3.7%           2.9%
                                              -------------------------------------


         The results of operations for the year ended December 31, 2001 described in this Annual Report include 12 months of operations of Paradigm, consolidated with seven and a half months of Sysdrill operations.

         The results for the period ending December 31, 2000, include three months of post-acquisition operations (October through December) of Flagship. The results of operations for the year ended December 31, 1999 described in this Annual Report include 12 months of operations of Paradigm, consolidated with nine months of post-acquisition operations (April through December) of PTM.

         Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimations and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. We evaluate our estimates on an on-going basis, including those related to revenue recognition, bad debts, goodwill and other intangible assets, income taxes and legal contingencies. We base our estimates on our historical experience and various other assumptions that we believe to be reasonable and which form the basis for our judgment regarding the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

         We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue recognition

         We recognize revenue in accordance with Statement of Position 97-2 "Software Revenue Recognition" (SOP 97-2) and the SEC Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (SAB 101), as amended. SAB 101 requires four basic criteria to be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured. Determination of criteria (3) and (4) are based on our judgment regarding the fixed nature of the fee charged for services rendered or products delivered and the collectibility of those fees. Should changes in conditions cause us to determine that these criteria are not being met for certain future transactions, revenue recognized for a reporting period could be adversely affected.

         Our seismic data processing, interpretation, reservoir-studies and significant customization of software business derives revenue from fixed price contracts, which require the accurate estimation of the cost, scope and duration of each project. Revenue and related cost for these services are recognized on a percentage of completion basis, using the input and output measure to assess the percentage completed with revisions to estimates reflected in the period in which changes become known. If we do not accurately estimate the resources required and the scope of work to be performed, or we do not manage the project efficiently in connection with the utilization of resources or satisfy our contractual obligations to our customers, project margins may be significantly and negatively effected or we may not make a profit. Any such resulting reductions in our margins or losses could have a material adverse effect on our operating results.

Allowance for doubtful accounts and provision for bad debts

         We maintain allowances for doubtful accounts and for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Goodwill and other identifiable intangible assets

         Goodwill associated with the excess purchase price over the fair value of assets acquired and other identifiable intangible assets, such as acquired technology, assembled workforce, customer base etc., are currently amortized on the straight-line method over their estimated useful lives.

         These assets are currently reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

         The Financial Accounting Standards Board issued SFAS 141 and SFAS 142 in June 2001. SFAS 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting and broadens the criteria for recording intangible assets separate from goodwill. SFAS 142 requires the use of a non-amortization approach to account for purchased goodwill and certain intangibles. We plan to adopt these pronouncements effective January 1, 2002. At such time we anticipate that amortization associated with purchased goodwill will cease.

Income taxes

         We operate within multiple taxing jurisdictions and we are subject to audit in these jurisdictions. These audits can involve complex issues, which may require an extended period of time to resolve. In our opinion, adequate provisions for income taxes have been made for all years.

Legal contingencies

         We are currently involved in certain legal proceedings and claims, including those discussed in Item 8 of this Annual Report. As discussed in Note 12 and 15 of our consolidated financial statements, as of December 31, 2001, we have estimated the probable costs for the resolution of these claims in consultation with outside counsel handling our defense in these matters and such costs are based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. We do not believe these proceedings will have a material adverse effect on our consolidated financial condition. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially affected by changes in our assumptions, of the effectiveness of our strategies, related to these proceedings.

Impact of acquisitions on comparisons

         We believe that the contribution of Sysdrill, Flagship and PTM products and operations, and their integration with our activities, cannot be adequately portrayed in a typical year-by-year discussion. As a consequence, the financial results described in this annual report for these periods are not directly comparable.

         Note 1 to our audited financial statements for the year ended December 31, 2001 includes:

  - the pro-forma unaudited results of operations of Paradigm and Sysdrill for the years ended December 31, 2000 and 2001, assuming that the Sysdrill acquisition had been completed on January 1 2000 and 2001, respectively;

  - the pro-forma unaudited results of operations of Paradigm and Flagship for the years ended December 31, 1999 and 2000, assuming that the Flagship acquisition had been completed on January 1 1999 and 2000, respectively;

  - the pro-forma unaudited results of operations of Paradigm and PTM for the year ended December 31, 1999, assuming that the Flagship acquisition had been completed on January 1 1999.

     Where we have considered it relevant to an understanding of our results of operations for the years ended December 31, 1999, 2000 and 2001, we have referred to the consolidated pro forma results.

REVENUES

         "PRODUCT REVENUES" are derived mainly from the sale of software-use perpetual licenses and period-specific rentals, and related software maintenance and customer support contracts (including user-training). Maintenance and support revenues provide a predictable revenue stream, as generally these are contracts that are renewable annually.

         "SERVICES REVENUES" are derived mainly from providing seismic data processing and reservoir studies services.

         In choosing to market both products and services, we aim to diversify revenue sources to try to minimize risk in seasonal and regional downturns. Service contracts provide visibility during the year due to their multi-month implementation.

         Total revenues in 2001 increased by 15% over 2000 resulting from increased volume of sales from core products and services and the positive impact of acquisitions.

         Total revenues in 2000 increased by 16% over 1999. The increase attributable to increased volume of sales from core products and services is 8% when comparing pro-forma 2000 (assuming that the Flagship acquisition had not taken place ) total revenues to pro-forma 1999 total revenues, assuming that the PTM acquisition had been completed as of January 1 1999.

         In 2001, the relative proportion of revenues derived from services increased to 30% of total revenues, compared to 27% of total revenue in 2000 and 21% in 1999. The increase over this three-year period is due principally to our decision to respond to growth in demand for outsourced seismic data processing services with increased computing capacity and staff capabilities in our offices.

PRODUCT REVENUES

         This revenue category includes the sale of perpetual licenses for software usage, annual rentals of software, the annual maintenance and support charges for this software and the occasional sale of hardware. See Note 2h to our consolidated financial statements for details of our accounting policy on revenue recognition of products.

         Product revenues in 2001 increased by 9% over 2000, due to increased volume of sales from core products and the positive impact of acquisitions. The Sysdrill business acquired in May 2001 contributed $ 1.1 million of total product revenues in 2001, which constituted approximately 2.2% of total product revenues for the year.

         Within the limits of the analysis of pro-forma estimates and assuming that the Sysdrill acquisition had been completed on January 1, 2000, pro-forma product revenues in 2001 increased by 6% over 2000.

         We have experienced an increase in demand for new software licenses on a period-over-same-period basis. However the impact of the September 11 events resulted in an immediate slowdown in new license purchases, especially in the North American and European markets, while the larger oil companies reassessed their capital spending decisions. At that time many software purchase decisions were postponed into the 2002 budget year. The modest fourth quarter recovery of software license revenues when compared to the third quarter can be attributed to year-end budget utilization by some of our customers although in 2001 this was not as prevalent as in previous years.

         The capital budget surveys for 2002 indicate that the oil companies plans to increase capital spending internationally, and cut back in North America. This created expectations by industry analysts that the turnaround in the international markets would become visible early in 2002. To date, this has not been observed to the level expected, and analyst expectations have been modified during the course of the first quarter of 2002, and they now place recovery into the second half of 2002 and into 2003.

SERVICE REVENUES

         The services revenue category includes seismic data processing and reservoir studies services. See Note 2h of our consolidated financial statements for details of our accounting policy on recognition of revenues from services.

         Revenues from services in 2001 increased by 30% over 2000, which was 47% higher than in 1999. In 2001, we continued to see growth in high-end seismic data processing.

         We continued to expand capacity in our service centers in response to growing regional demand (see discussion below on Regional Service Revenues Distribution).

         In response to advancing capabilities in the computer cluster configurations that, in time, could represent a significant savings in computer hardware costs (at current price relationships between the cluster configuration and mainframes), we installed and tested our first cluster configuration in the U.S. in 2001. This configuration was placed into production early in 2002.

REGIONAL DISTRIBUTION OF REVENUES

         The following table presents the geographic distribution of our revenues.


                                  2001        2000        1999
                                  ----        ----        ----
REVENUES - PRODUCTS

North and South America             41%         46%         39%
Europe, Africa, Middle East         39%         32%         28%
Far East and China                  20%         22%         34%
                                  ------------------------------
    TOTAL                          100%        100%        100%

REVENUES - SERVICES

North and South America             58%         64%         66%
Europe, Africa, Middle East         25%         27%         23%
Far East and China                  17%         10%         10%
                                  ------------------------------
    TOTAL                          100%        100%        100%

REVENUES - TOTAL

North and South America             46%         51%         44%
Europe, Africa, Middle East         35%         30%         27%
Far East and China                  19%         19%         29%
                                  ------------------------------
    TOTAL                          100%        100%        100%

         The changes in regional distribution of revenues for the period 1999 to 2001 for our two revenue segments reflects the relative impact of annual changes in each of the regions general economic situation, the impact of changes in international prices of oil, merger activity in oil companies and the regionally different growth in outsourcing demand for services.

          This change in distribution also reflects our deliberate strategy to expand into the emerging economies' hydrocarbon markets and provide solutions and services to the national and regional producers of oil and gas worldwide.

         The tables above demonstrates the importance of our global presence as a significant contributing factor to our revenue growth, as well as the geographic risk-balancing achieved by maintaining a presence in multiple markets with a consequent wide customer spread.

         REGIONAL PRODUCTS REVENUE DISTRIBUTION: 2001 regional distribution changes over 2000 reflect both the growth of our market penetration into the emerging economies, particularly Russia and Latin America, the increased activity of the state owned oil companies and some of the international activities of the major oil companies. It also reflects the slowdown in exploration and production capital spending by the major oil companies in their more traditional activities in the lower 48 states in the U.S. (except for activity in the Gulf of Mexico - see Services discussion below), and in the North Sea.

         REGIONAL SERVICES REVENUE DISTRIBUTION: Our regional distribution is primarily influenced by the significantly larger size of the computer installation in the U.S. than in any other region, and the rapid growth of demand for services at this center since 1999. With the purchase of the super computer for the

U.S. operations at the commencement of 1999, our position in that market has since improved consistently. The U.S. services center has in 2001 processed not only new seismic data from Gulf of Mexico surveys, but also other U.S. land and marine seismic data, as well as international hydrocarbon prospects.

         Recovery of energy prices from mid-2000 through 2001 has had a positive impact on demand for our services, and has contributed to the relative growth in demand for our services in Latin America, the former Soviet Union, and, in 2001, in the Asia-Pacific region. As a consequence of this growth in demand outside of the U.S. market, we have increased our service capacity in these markets, in line with our strategy of diversifying revenue sources. Looking forward, we believe that this could result in a reduction in our dependency on the U.S. market for a high proportion of our service revenues.

OPERATING COSTS

COST OF REVENUES & MARGINS:

COST OF REVENUES


($ millions)                                1999             2000             2001
PRODUCT COSTS                            $  12.4          $  10.8          $  10.6
year-over-year increase (decrease)                            (13%)             (2%)

SERVICE COSTS                            $   5.8          $   6.4          $   9.8
year-over-year increase                                         9%              53%

TOTAL COSTS                              $  18.2          $  17.2          $  20.4
year-over-year increase (decrease)                             (6%)             19%


GROSS MARGINS

($ millions)                                1999             2000             2001

PRODUCT MARGIN                           $  30.6          $  35.6          $  40.2
% margin                                      71%              77%              79%

SERVICE MARGIN                           $   5.7          $  10.6          $  12.2
% margin                                      49%              62%              55%

GROSS MARGIN                             $  36.3          $  46.1          $  52.4
% margin                                      67%              73%              72%


           PRODUCT COSTS comprise software production and distribution costs, personnel costs associated with providing maintenance and support, third party software royalties, agents commissions, hardware costs for turnkey solutions and the maintenance of production equipment.

         SERVICE COSTS comprise personnel costs associated with providing services, cost of materials, the operation and maintenance of equipment, lease of premises and the cost of utilities.

         Depreciation of capital equipment and amortization of product research and development and acquired technology costs are accounted for as separate line items in our Statement of Operations.

         The material differences between 2001 and 2000 in connection with the components of our cost of revenues, and the margins, are attributable to:

     - PRODUCTS: (i) the lower levels of hardware expenses in 2001 compared to 2000 ($0.6 million in 2001 compared to $2.4 million in 2000), and (ii) an increasing proportion of customer maintenance and support revenues, and therefore a higher proportion of associated support costs in total cost of product revenues.

     - SERVICES: The decline in service margins reflects (i) increasing impact of service centers outside the U.S., where computers are significantly smaller than the supercomputer in use in our U.S. center resulting in relatively slower and less efficient data throughput compared to the U.S. and relatively less efficient use of personnel, (ii) a significant increase in computer capacity and personnel in the Asia Pacific region in anticipation of receiving significant projects which commenced only in the fourth quarter of 2001, and (iii) a significant increase in computer capacity and personnel in our Latin America operation in anticipation of receiving significant projects, which commenced only in the in the first quarter of 2002 .

         Looking forward we envisage a continuing negative impact on service operating margins due primarily to :


     - the expected continuing difficult labor markets, almost worldwide, for high caliber geoscience staff that we need in order to expand the delivery of our service solutions; and


     - the opening or expansion of smaller centers that do not have the economies of scale of the large U.S. center, and whose relative significance in the cost structure mix may increase over time.

           This downward pressure on service operating margins may be offset by efficiency gains from changes in our software to utilize the expected systems, computational and data handling efficiencies of the new generation of computers and new computer configurations (e.g. the use of "cluster configurations") and the current downward price pressure on the unit cost of new computing hardware.

RESEARCH AND DEVELOPMENT EXPENSES

($ millions)                             1999        2000        2001
RESEARCH AND DEVELOPMENT EXPENSES        $9.3        $11.2    $12.8
As a % of Total Revenue                    17%          18%      18%
year-over-year increase                                 21%      15%

YEAR END RESEARCH AND DEVELOPMENT
STAFF                                      98          137      157
year-over-year increase                                 40%      15%



         Research and development expenses consist primarily of salaries and other related expenses and the operating cost of facilities. In 2001, expenditures on research and development increased, reflecting primarily the acquisition of the research and development personnel of Sysdrill .

         In the fourth quarter of 2001 and the first quarter of 2002 we streamlined our research and development department following the release of PG2. At the end of May 2002, the research and development staff numbered 150 persons worldwide, seven persons less than at the end of 2001.

         Research and development continues to be managed as an integrated global team with centers in our Israel headquarters, Houston, Pau, Moscow, Brisbane and Calgary, with the addition this year of Aberdeen, and the closing of Paris. Each center has its areas of specialization and expertise. The global research and development function is managed and coordinated at our corporate headquarters in Israel, which is also responsible for the integration and commercialization of product releases.

         Competition for high caliber research and development staff is likely to be a permanent feature of the various labor markets in which we operate. We continue to face labor market pressures on computer engineering skills and similar pressures on retaining and recruiting high caliber geoscience research staff. The present moderation in the labor market (due to the decline of the high-tech sector, the past layoffs by the major oil companies and current uncertainties in the energy sector) is expected to be temporary . Those labor markets that have, up to now, not been impacted by the upward pressures on salaries and benefit packages we believe will begin to feel this impact as more companies establish globally distributed research and development centers, and the demand for high caliber geoscientists increases with the recovery of the global economy in general and the energy sector in particular.

         We believe that high levels of reinvestment in new product development remains an essential element of our competitive strategy in order to sustain and to further improve our market position, with continuing delivery of innovative technologically advanced solutions. The expected demands of the industry for an expanded set of solutions, scalable to the range of computing devices from NT through UNIX and LINUX to supercomputers, also sets the level of our product development expenditures.

         We continue with our efforts to provide truly integrated software across all our applications, serviced from a common data base, transparent to each application. This effort is also a necessary component in our product acquisition strategy, and ensures that, each newly acquired product will work with our existing offerings, and on our and other industry standard databases - referred to as our "interoperability" features. Because of the open-architecture expected by the industry, we are continuing to expend efforts that permit our software to work on our competitors' databases, and to interact with our competitors' software. We also provide our customers with tool-kits that permit the incorporation of their proprietary workflows and algorithms into our software.

         Looking forward, excluding consideration of any future acquisitions, we would expect to continue the levels of research and development expenditures at similar absolute levels with adjustments for (i) the impact of the restructuring in the fourth quarter of 2001 and the first quarter of 2002, (ii) competitive labor market conditions, and (iii) minor expansions in very selected specialized areas where we consider the need to expand our geoscience or computing engineering scope. At the same time, we continue to seek efficiencies in the development and production of software, especially in the area of common infrastructure and utilities for the integrated solutions suite.

SALES AND MARKETING, GENERAL AND ADMINISTRATIVE EXPENSES

($ millions)                             1999       2000       2001
SALES AND MARKETING, GENERAL AND
ADMINISTRATIVE EXPENSES                 $20.6      $23.5      $26.9
As a % of Total Revenue                    38%        37%        37%
Year-over-year increase                               14%        14%




         Sales and marketing, general and administrative expenses consist primarily of salaries, commissions on sales, advertising, trade shows, outside professional fees, cost of facilities and other related expenses. Sales and marketing, general and administrative expenses in 2001 remained at the same proportion of revenues as in 2000, and were slightly lower as a proportion compared to 1999. This was achieved while integrating acquisitions that included sales and marketing, general and administrative staff resources and other costs.

DEPRECIATION  AND AMORTIZATION

($ millions)                            1999        2000             2001

DEPRECIATION                             $3.9        $4.7         $   5.6
As a % of Total Revenue                     7%          7%              8%
year-over-year increase                                23%             18%

AMORTIZATION                             $3.1        $3.4         $   3.2
As a % of Total Revenue                     6%          5%              4%
year-over-year increase(decrease)                      10%             (4%)

TOTAL DEPRECIATION AND
AMORTIZATION                             $6.9        $8.1         $   8.8
As a % of Total Revenue                    13%         13%             12%
year-over-year increase                                17%              9%

         Depreciation expense consists of the depreciation of capital equipment and leasehold improvements . See note 2f of our consolidated financial statements for details of our accounting policy on depreciation.

         Amortization expense consists of amortization of acquired developed technology, assembled work force, customer base, capitalized research and development costs and amortization of goodwill. See note 2g of our consolidated financial statements for details of our accounting policy on amortization of acquired developed technology and goodwill, and note 2i for details of our accounting policy on amortization of capitalized research and development costs.

         The overall decrease in amortization in 2001 resulted from the decrease in the annual amortization charge following review of the useful life of acquired technologies. Amortization was increased resulting from the additions to goodwill and acquired developed technology attributable to the acquisition of Sysdrill (in May 2001), as well as the full year impact of the amortization resulting from the acquisition of Flagship in October 2000.

         In the future, if we are successful in acquiring complementary businesses, accounted for using the purchase method of accounting, further increases in the amortization expense can be expected due to the addition of acquired technology.

         Under SFAS 142, effective for fiscal years beginning after December 15, 2001, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the statement. The goodwill portion of the amortization charge was $0.3 million, $0.5 million and $0.7 million in 1999, 2000 and 2001, respectively.

RESTRUCTURING CHARGES

         In the fourth quarter of 2001, we recorded $0.5 million in restructuring charges, associated primarily with the rationalization of our operations in France. We expect that the full cost of this restructuring program will be about $1.6 million. In the first quarter of 2002, we recorded a restructuring charge of $0.8 million. We expect to complete the restructuring program in the second quarter of 2002.

FINANCIAL EXPENSES, NET

($ millions)                   1999       2000          2001
FINANCIAL EXPENSES             $0.48      $0.55      $0.64
As a % of Total Revenue            1%         1%         1%
year-over-year increase                      14%        16%

         These expenses result from (i) interest expenses from the use of bank lines of credit and capital lease obligations and interest income on cash balances, and (ii) bank charges, including commitment fees for lines of bank credit.

OPERATING INCOME AND NET INCOME

($ millions)                      1999             2000            2001

OPERATING INCOME(LOSS)           $(3.3)            $3.3            $3.3
As a % of Total Revenue             (6%)              5%              5%

NET INCOME(LOSS)                 $(3.8)            $2.4            $2.1
As a % of Total Revenue             (7%)              4%              3%



         Our operating income and net income have recovered since 1999. In 2001 our net income was less than that achieved in 2000, primarily due to the post-September 11 impact on operations, and the restructuring charge in the fourth quarter of 2001 (continued into 2002 as noted above). Net income before restructuring charge was $2.7 million in 2001 compared with $ 2.4 million in 2000, where there was no restructuring charge.

 B.     LIQUIDITY, CAPITAL RESOURCES AND FINANCING

($ millions)                          1999            2000             2001

Cash from(used) in operations        $ (0.9)         $12.6           $  2.8
Cash (used) in investments           $(15.4)         $(9.4)          $(10.9)
Cash from(used) in financing         $ 18.9          $(0.1)          $  9.6
Exchange rate impact                 $ (0.6)         $ 0.1           $ (0.3)
                                     -------         -------         -------
Net cash flow                        $  2.0          $ 3.2           $  1.2

Opening cash balance                 $3.5            $5.5            $8.6
                                     ----            ----            ----
Closing cash balance                 $5.5            $8.7            $9.8
                                     ====            ====            ====

CASH FROM OPERATIONS, DAYS SALES OUTSTANDING, OR DSO, AND WORKING CAPITAL

         Our operating activities generated cash in the amount of $2.8 million in 2001, compared $12.6 million in 2000. This decline over 2000 is due (i) to the high level of collections in 2000 resulting from the turnkey project income from which was recognized in 1999 and (ii) a deterioration of the DSOs from 115 days in 2000 to 160 days in 2001.


($ millions)                                1999          2000            2001

Trade receivables                           $21.6         $22.7          $28.3
year-over-year increase(decrease)                             5%            25%

Accrued income                               $9.0          $4.1          $ 5.5
year-over-year increase(decrease)                           (54%)           34%

DSO(at December 31) - number of days          167           115            160
year-over-year increase(decrease)                           (31%)           39%



         As at December 31, 2001, our net working capital was $17.2 million (of which $11.8 was in cash and cash equivalents and short term bank deposits), compared to working capital of $10.9 million (of which $8.6 million was in cash and cash equivalents) as at December 31, 2000. This increase in net working capital is attributable primarily to an increase in cash holdings and accounts receivable and a decrease in the trade payables and current maturities of long term debt.

($ millions)                                  1999             2000            2001

Current assets                               $38.5            $39.5           $51.2
Current liabilities                          $23.2            $28.7           $34.0
                                             ----------------------------------------
Net working capital                          $15.3            $10.9           $17.2
                                             ----------------------------------------
year-over-year increase(decrease)                               (29%)            59%

Cash, cash equivalents and short term
deposits                                     $ 5.5            $ 8.6           $11.8

year-over-year increase(decrease)                                56%             37%


DEBT FINANCING

         We finance our operations and capital requirements mainly through internal cash generated from operations, and bank credit facilities.

         On October 10, 2001, we entered into a convertible loan agreement (the "Convertible Loan Agreement") with The Israel Mezzanine Fund, L.P., The Israel Mezzanine Fund (in Israel), Limited Partnership and The Jordan (Bermuda) Investment Company Ltd. (collectively, "FIMI") pursuant to which we issued FIMI an aggregate of $8.0 million principal amount convertible debentures (the "Convertible Loan"), with the option to purchase an additional $3.0 million on the same terms under certain conditions. The terms of the Convertible Loan provide for an annual interest rate of three months LIBOR minus 1% payable quarterly. The Convertible Loan is convertible into ordinary shares by FIMI at any time at $7.50 per share (the "Conversion Price").

         In the event that the average closing price of our ordinary shares as recorded on the Nasdaq over the sixty consecutive trading days immediately preceding Nov. 7, 2003 (the "2003 Market Price") is lower than $7.50 per share, the Conversion Price will be adjusted to the 2003 Market Price, provided that the Conversion Price will not be adjusted to less than $3.26 per share. In the event that the average closing price of our ordinary shares as recorded on the Nasdaq over the sixty consecutive trading days immediately preceding Nov. 7, 2004 (the "2004 Market Price") is less than the 2003 Market Price, the Conversion Price will be adjusted to the 2004 Market Price, provided that the Conversion Price will not be adjusted to less than $3.26 per share. In the event that the average closing prices of our ordinary shares as recorded on the Nasdaq in the sixty consecutive trading days immediately preceding any date on which convertible debentures, or any portion thereof, are converted into our ordinary shares (the "Conversion Closing Price") is equal to or higher than $20 but less than $30, the adjusted Conversion Price in respect of such convertible debentures so converted shall be $9.00 per share. Further, in the event that the Conversion Closing Price is equal to or higher than $30, the adjusted Conversion Price in respect of such convertible debentures so converted shall be $12.00 per share.

         The outstanding convertible loan amount is repayable in three equal annual payments commencing on Nov. 7, 2003; provided, however, that prior to each payment date, FIMI, at its sole discretion, may elect, by giving an irrevocable written notice to have any portion of the principal deferred and repaid on the fifth anniversary of the agreement closing date. The agreement provides for certain covenants, including, that as long as the Convertible Loan has not been repaid, our shareholders' equity will not be less than (i) our shareholders' equity as of June 30, 2001 and (ii) 40% of our total assets, as reflected in certain financial statements.

         Upon the closing of a merger or consolidation or a sale of our securities which results in our shareholders, prior to the transaction, owning less than 51% of the surviving entity, FIMI has the right to require that we repay the Convertible Loan. In addition, we are required to repay the Convertible Loan upon the acquisition of 90% or more of our securities by a third party. Consequently, we will repay the Convertible Loan upon the acquisition of 100% of our ordinary shares by Paradigm B.V. in the proposed merger, if consummated.

         On May 28, 2002, following the public announcement of the merger, FIMI notified us that: (a) pursuant to the Convertible Loan Agreement, it was electing to have the outstanding convertible debentures repaid in full as a result of the proposed merger, (b) it believes we have been in default under
Section 4(b) of the Convertible Loan Agreement (which contains our obligation to maintain certain levels of shareholders' equity) since the date the convertible debentures were issued, and that it believes we continue to be in such default, (c) as a result of such alleged default, FIMI is demanding immediate repayment of the outstanding convertible debentures, and (d) FIMI believes its right to purchase the additional $3.0 million of convertible debentures will remain in full force and effect notwithstanding repayment of the outstanding convertible debentures in connection with the merger.

         We have advised FIMI that we reject any claim by FIMI that we are in default under the Convertible Loan Agreement. We have also advised FIMI that its right to purchase the additional $3.0 million of convertible debentures will expire upon repayment of the outstanding convertible debentures, which we intend to repay at the closing of the merger. Although the continued existence of a right to purchase additional convertible debentures following repayment would be a breach of the merger agreement, we do not believe that any such right will continue to exist or that we are (or will be) in breach of the merger agreement with respect to the Convertible Loan Agreement.

         On December 31, 2001, short term bank debt, including current maturities of long term loans, was $6.8 million, and long term loans (including the Convertible Loan ) was $13.1 million, compared to $7.6 million and $1.3 million, respectively, as at December 31, 2000. As at December 31, 2001, our aggregate obligations under equipment leases were $0.3 million compared to $0.8 million as at December 31, 2000.

         On March 31, 2002, cash and cash equivalents were $12.3 million, short term bank debt, including current maturities of long term loans, was $7.3 million, long term bank loans and convertible debentures totaled $12.6 million and total lease obligations were $0.4 million.

         In 2001, we increased our bank credit facilities for short-term and long-term borrowings from an unsecured bank facility of about $20.0 million to a secured bank facility of $22.0 million, of which an aggregate amount of $ 11.9 million was utilized as at December 31, 2001. The current interest rate on these borrowings is the London Inter Bank Offer Rate ("LIBOR") for three to six months, plus 1.0% to 1.5% . As security for the banks' credit facilities, we have registered a floating charge on all of our assets in favor of the banks. Additionally, we are required to maintain certain covenants according to which,
(i) our shareholders' equity will not be less than 40% of our total assets, and
(ii) our net profit excluding one time expenses will be positive on an annual basis.

         Part of the purchase price of Sysdrill was financed with a twelve month note payable with a due date of May 1, 2002. This note was repaid in May 2002 partly with cash generated from operations, and the balance from the available medium term bank credit lines.

USES OF AVAILABLE CASH RESOURCES

         We used cash in investing activities of $ $15.4 million in 1999, $9.4 million in 2000, and $10.9 million in 2001. Our principal investing activities were the purchase of computer hardware, and the acquisitions made by us in 1999, 2000 and 2001, including the PTM, Flagship and, in 2001, the Sysdrill acquisition (the latter initially funded through a one year note payable).

         In 2001, capital equipment purchases totaled $8.7 million, primarily for computer resources. Our anticipated capital expenditure budget for 2002 for ongoing equipment replacement and intrinsic growth needs is estimated at approximately $6.0 million, of which $1.3. million had been spent as of March 31, 2002 , and a further $1.0 million is committed by the end of June 2002.

         Where appropriate, we have availed ourselves of equipment leasing facilities for the acquisition of fixed assets and may continue to do so in the future.

         Our ability to increase our operating income and cash flow is dependent upon continued capital spending and investment. Looking forward, we believe that our cash flow from operations, the convertible debenture and our available bank credit facilities are adequate for any immediate financing requirements arising from normal operations, working capital and capital expenditures. However, a more ambitious expansion program for our operations and acquisitions may have to be financed from external sources either as additional leverage on the balance sheet or through a range of equity related financing instruments or otherwise.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       Directors and Senior Management

         The following table sets forth certain information regarding our executive officers and directors as of May 31, 2002.

                 NAME:                             AGE:                         POSITION:
                 ----                              ---                          --------
Eldad Weiss (2)                                     46            Chairman of the Board and Chief
                                                                  Executive Officer
Yehezkel Marueli                                    48            President and Chief Operating Officer
Brian W. Berman                                     56            Chief Financial Officer
Elie Barr (1)                                       55            Director
Jacob Dunietz (2)                                   46            Director
Michael Geiger (2)                                  64            Director
Thierry LeRoux                                      48            Director
Jay Seid (1)                                        41            Director
General (Res.) Zvi Zamir (1)                        77            External Director
Mary Safrai (1) (2)                                 58            External Director
Jonathan Keller                                     50            Corporate Secretary

(1)      Member of the Audit Committee

(2)      Member of the Compensation Committee

         The background of each of our directors and executive officers is as follows:

ELDAD WEISS has served as our Chief Executive Officer and as a Director since the commencement of Paradigm's operations in 1988 and as Chairman since July 1999. From July 1992 to July 1993, Mr. Weiss served as the Vice President of Grant-Tensor Geophysical Corporation, a Houston based geophysical services company, where he was Senior Vice President in charge of the computer aided exploration division. From June 1985 until February 1988, Mr. Weiss was employed in the research and development department of Scitex Corporation Ltd. Mr. Weiss holds a Bachelors and a Masters degree in Electrical Engineering from Tel Aviv University.

YEHEZKEL MARUELI has served as our Chief Operating Officer since April 1997 and as President since January 2000. From November 1995 until December 1996,
Mr. Marueli served as the Vice President of Business Operations at Scitex Europe S.A., and from January 1991 until November 1995, he served as Scitex Corporation Ltd.'s Vice President of Corporate Logistics. Mr. Marueli holds a Bachelor degree in Economics, with honors, from Tel Aviv University.

BRIAN W. BERMAN has served as our Chief Financial Officer since April 1998. From February 1993 until April 1998, Mr. Berman served in various capacities at the World Bank, including a position as the head of a strategy and advisory group on agribusiness investments. Prior to that time, Mr. Berman served as a consultant for Israeli high technology start-up companies. Mr. Berman holds a Bachelors degree in Chemistry and Physics and a Masters degree in Chemistry from the University of Natal in South Africa. In addition, Mr. Berman holds an M.B.A. from the Columbia University Graduate School of Business in New York.

ELIE BARR has served as a Director since June 1996. Mr. Barr has been a Managing Partner of Mofet Israel Technology Fund since 1996. Prior to that, Mr. Barr was a consultant to high-tech companies and certain governmental entities. From 1992 to 1996, Mr. Barr was an Executive Vice President of Teledata Communications Ltd., a telecommunications company, whose securities were publicly traded on the Nasdaq National Market and which was subsequently acquired by Agree Reality Corporation (ADC). Mr. Barr has a Bachelors degree in Economics and Political Sciences from Tel Aviv University and a Bachelors degree in Philosophy from Bar-Ilan University.

JACOB DUNIETZ has served as a Director since July 1993 and served as Chairman of our Board of Directors from July 1993 until July 1999. Mr. Dunietz is the President of Ai Research and Development in Artificial Intelligence Ltd., an international privately owned company. Mr. Dunietz is also Chairman of the Board of Directors of Dunietz Brothers Ltd., a construction and real estate company, whose securities are publicly traded on the Tel Aviv Stock Exchange, and he also serves as a member of the Board of Directors of all of its subsidiaries. Until December 2000, Mr. Dunietz was Chief Executive Officer and a director of Magic Software Enterprises Ltd., an Israeli software company whose securities are publicly-traded on the Nasdaq National Market, and a member of the Board of Directors of BVR Systems Ltd., a holding company, whose securities are publicly traded on the Nasdaq National Market. Until December 1999, Mr. Dunietz was Chief Executive Officer and a director of Mashov Computers Ltd. Mr. Dunietz holds a Bachelors degree in Computer Science from The Technion - Israel Institute of Technology.

MICHAEL GEIGER has served as a Director since May 1999. Mr. Geiger has been a senior international consultant to the Shamrock International Group since 1987. Prior to that, Mr. Geiger served as a consultant to Occidental Petroleum Corporation for their energy and chemical industry activities in Israel.
Mr. Geiger holds a Bachelors degree in Economics from Tel-Aviv University, of which he is a Governor, and a Masters degree in Economics from the University of California in Los Angeles.

THIERRY LE ROUX has served as a Director since November 2000. Mr.Le Roux has served as Senior Executive Vice-President of Compagnie Generale de Geophysique ("CGG"), a French company, whose securities are publicly quoted on the New York Stock Exchange and the Paris Stock Exchange, since October 1998. From January 1995 until September 1998, Mr. Le Roux served as Executive Vice-President of CGG. Mr. Le Roux has served as Chairman and Chief Executive Officer of Sercel S.A , a French company which is a subsidiary of CGG since June 1995. Mr. Le Roux currently serves as a director of

Consotium Francais de Localisation S.A., Interactive Network Technologies Inc. and Tronics Microsystems S.A. From 1996 until 1998, Mr. Le Roux was a director of Dassault Sercel Navigation Positionnement S.A. From 1995 until 1999, Mr. Le Roux was a director of Mobiloc S.A.S. Mr. Le Roux holds an Engineering degree from Ecole Nationale des Ponts et Chaussees, Paris and a Business degree from Centre de Perfectionnement aux Affaires (CPA), Paris.

JAY SEID has served as a Director since April 1999. Mr. Seid is a Managing Director of Bachow & Associates Inc. Prior to joining Bachow & Associates Inc. in December 1992, Mr. Seid was President of Judicate, Inc., a publicly traded nationwide provider of alternative dispute resolution (mediation and arbitration) services. Previously, he was an attorney specializing in mergers and acquisitions at Wolf, Block, Schorr and Solis-Cohen in Philadelphia.
Mr. Seid is a member of the Board of Directors of Berger Holdings, Ltd. Mr. Seid also serves on the Boards of Directors of several privately-held companies.
Mr. Seid holds a Bachelors degree, Summa Cum Laude, from Rutgers University and a J.D., with honors, from New York University School of Law.

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

MARY D. SAFRAI has served as an External Director since November 2000. From 1984 until 1991 and from 1996 until 2000, Ms. Safrai was an advisor in corporate finance and an analyst of oil exploration and production companies and oil service companies at Carl H. Phorzheimer & Co. in New York. Ms. Safrai is a Chartered Financial Analyst, a member, and former officer of the National Association of Petroleum Analysts, a member of the Oil Analysts of New York and of the New York Society of Security Analysts where she chaired the energy committee. Ms. Safrai holds a Master of Business Administration in finance and economics from New York University, a Masters degree in English Literature from Boston College, and a Bachelors degree from Syracuse University.

JONATHAN KELLER has served as our Corporate Secretary since January 1994. From January 1994 until August 1997, Mr. Keller served as our Financial Controller. Prior to January 1994, Mr. Keller was a self employed Certified Public Accountant and in this capacity provided financial services to Paradigm.
Mr. Keller is a qualified Israeli Certified Public Accountant and is a Fellow of the Institute of Chartered Accountants in England and Wales. Mr. Keller holds an accounting degree from London Guildhall University.


AGREEMENTS FOR NOMINATION OF DIRECTORS

         Pursuant to our agreement with Shamrock Holdings Inc., or Shamrock, dated March 12, 1999, we undertook that as long as Shamrock holds more than three and a half percent (3.5%) of our issued and outstanding shares , we will recommend to our shareholders prior to any general meeting of shareholders at which directors may be proposed to be elected, to elect a representative of Shamrock to our Board of Directors and will take all lawful actions to solicit such election.

         Pursuant to our agreement with Jerusalem Venture Partners, or JVP, dated March 12, 1999 , we undertook to use our best efforts to ensure that as long as JVP holds more than three and a half percent (3.5%) of our issued and outstanding shares , at least one of two members of our Board of Directors who will be individuals who have expertise in our field of operations , and who are not employed by us and who have no material economic connection to any of our shareholders , will be nominated for election by agreement between us and JVP. As long as JVP holds more than three and a half percent (3.5%) of our issued and outstanding shares , we will recommend to our shareholders at the annual general meeting of shareholders to elect Mr. Erel Margalit to our Board of Directors. JVP no longer holds more than 3.5% of our outstanding ordinary shares. In December 2000, Mr. Margalit, who served as a director since May 1995, resigned.

         Pursuant to our agreement with Compagnie Generale de Geophysique ("CGG") dated October 4, 2000, as long as CGG and its affiliates hold in the aggregate more than 5% of our ordinary shares, we undertook to recommend to our shareholders prior to any general meeting of shareholders, at which directors may be proposed to be elected, to elect a representative of CGG (the "CGG Representative") to our board of directors, and to take all lawful actions to solicit such election provided that:

(i) the CGG Representative is not directly involved in any business in competition with any of our material businesses (defined in the agreement as geoscience software and data processing and interpretation); and

(ii) prior to the third anniversary date of the agreement, without the approval of our Board of Directors, CGG and its Affiliates have not acquired additional ordinary shares causing them to then hold in the aggregate in excess of 10.2% of our outstanding ordinary shares.

EXTERNAL AND INDEPENDENT DIRECTORS

         The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint at least two external directors. No person may be appointed as an external director if the person or the person's relative, partner, employer or any entity under the person's control as of the date of appointment as an external director, has or had, within the two-year period preceding the date of appointment, any affiliation with the company, any entity controlling the company, or any entity controlled by or under common control with the company. The term affiliation includes:

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

         The initial term of an external director is three years and may be extended for an additional three years. External directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then only if the external director ceases to meet the statutory qualifications for his or her appointment or if he or she violates his or her fiduciary duty to the company. Each committee of a company's board of directors must include at least one external director. An external director is entitled to compensation as provided in the regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with service provided as an external director. Our shareholders have elected General(res.) Zvi Zamir and Ms. Mary Safrai as external directors at our annual general meeting in November 2000.

         In addition, the Nasdaq National Market requires us to have at least three independent directors on our board of directors and to establish an audit committee, at least a majority of whose members are independent of management. We have three directors who qualify as independent directors under the Nasdaq National Market requirements.

B.    COMPENSATION OF DIRECTORS AND OFFICERS

         The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2001.


                                                               Salaries, fees,       Pension, retirement
                                                           commissions and bonuses   and similar benefits
                                                           -----------------------   -------------------

All directors and executive officers
 as a group consisting of 11 persons ....................  $  817,000                $ 105,000

        During the fiscal year ended December 31, 2001, the aggregate remuneration paid to all persons who served in the capacity of executive officer or director in 2001 was approximately $922,000. This does not include amounts expended by us for automobiles made available to our officers, expenses including business, travel, professional and business association dues and expenses reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel.

        As of May 31, 2002, we had granted options under various 1994 Stock Option Plans to certain directors and officers to purchase an aggregate of 139,439 ordinary shares at exercise prices ranging from $.59 to $7.00 per share all of which are fully vested, and under various 1997 Stock Option Plans to purchase an aggregate of 546,934 ordinary shares at exercise prices ranging from $5.00 to $7.00 per share, of which 445,324 options are vested. In each case, the option exercise price was equal to the fair market value of the ordinary shares on the date of grant, as determined by the Board of Directors.

C.  BOARD PRACTICES

APPROVAL OF RELATED PARTY TRANSACTIONS UNDER ISRAELI LAW

FIDUCIARY DUTIES OF OFFICE HOLDERS

         Israeli Companies Law codifies the fiduciary duties that "office holders", including directors and executive officers, owe to a company. An "office holder" as defined in the Israeli Companies Law is a director, general manager, chief business manager, deputy general manager, vice general manager, chief business manager, executive vice president, vice president, other manager directly subordinate to the managing director or any other person assuming the responsibilities of any of the foregoing positions without regard to such person's title. An office holder's fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act at a level of care which a reasonable office holder in the same position would employ under the same circumstances. This includes the duty to utilize reasonable means to obtain :

         - information regarding the appropriateness of a given action brought for his approval or performed by him by virtue of his position; and

         - all other information of importance pertaining to the foregoing actions.

         The duty of loyalty includes avoiding any conflict of interest between the office holder's position in the company and his personal affairs, avoiding any competition with the company, avoiding exploiting any business opportunity of the company in order to receive personal gain for the office holder or others, and disclosing to the company any information or documents relating to the company's affairs which the office holder has received due to his position as an office holder. Each person listed as a director or executive officer in the table under " -- E. Beneficial Ownership of Executive Officers and Directors " below is an office holder.

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

         However, under the Companies Regulations (Relief From Related Party Transactions), 5760-2000, promulgated under the Companies Law and amended in January 2002, certain transactions between a company and its controlling shareholder(s) do not require shareholder approval.

         In addition, pursuant to the recent amendment to these regulations, directors' compensation and employment arrangements do not require the approval of the shareholders if both the audit committee and the board of directors agree that such arrangements are for the benefit of the company. If the director or the office holder is a controlling shareholder of the company, then the employment and compensation arrangements of such director or office holder do not require the approval of the shareholders provided that certain criteria are met.

         The above exemptions will not apply if one or more shareholders, holding at least 1% of the issued and outstanding share capital of the company or of the company's voting rights, objects to the grant of such relief, provided that such objection is submitted to the company in writing not later than seven
(7) days from the date of the filing of a report regarding the adoption of such resolution by the company pursuant to the requirements of the Israeli Securities Law. If such objection is duly and timely submitted, then the compensation arrangement of the directors will require shareholders' approval as detailed above.

         The Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company. This rule does not apply if there is already another 25% shareholder of the company. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% shareholder of the company, unless there is a 50% shareholder of the company. Regulations under the Israeli Companies Law provide that the Israeli Companies Law's tender offer rules do not apply to a company whose shares are publicly traded outside of Israel, if pursuant to the applicable foreign securities laws and stock exchange rules there is a restriction on the acquisition of any level of control of the company, or if the acquisition of any level of control of the company requires the purchaser to make a tender offer to the public shareholders.

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

ELECTION OF DIRECTORS

         Pursuant to our Articles of Association, our Board of Directors shall consist of a minimum of two and a maximum of eleven directors and all of our directors (except for our Chief Executive Officer and external directors as detailed below) are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting. All the members of our Board of Directors (except the external directors as detailed below) may be re-elected upon completion of their term of office. Our Articles of Association provide that, subject to the limitation on the number of directors, the Board of Directors may appoint another person as a director, whether to fill a vacancy or to add to their number; any directors so appointed shall hold office until the next annual general meeting and may be re-elected. Our Articles of Association also provide that our Chief Executive Officer shall by virtue of his office always serve as a director and his term of office shall expire automatically and immediately upon the effective date of the termination of his employment as Chief Executive Officer. Of the eight directors currently in office, five were elected by our shareholders at our annual general meeting of shareholders in December 2001.

EMPLOYMENT AGREEMENTS

      We have not entered into employment or service agreements with directors other than our Chairman and Chief Executive Officer, Mr. Eldad Weiss, details of which are provided below.

      We have entered into an employment agreement with Mr. Eldad Weiss for an initial term of three years commencing in March 1997 which was automatically renewed after the expiration of the initial term and remains in force unless and until either party terminates the agreement, by giving the other party twelve months prior written notice, for any reason and without explanation. Pursuant to his employment agreement, Mr. Weiss receives an annual base salary and may, at the discretion of the Board of Directors, receive a bonus based on achieving annual targets set by the Board of Directors. The employment agreement provides that if after a change in ownership of Paradigm or a change in Mr. Weiss' title or office or other specified changes, he may voluntarily terminate his employment and receive twelve months of base salary and use of company vehicle. Furthermore, Mr. Weiss has received options to purchase 368,440 of our ordinary shares. Mr. Weiss's employment agreement also contains confidentiality and non-competition provisions.

      We entered into an employment agreement with Mr. Hezi Marueli in April 1997 which is terminable by either party upon twelve months prior written notice. Pursuant to his employment agreement, Mr. Marueli receives an annual base salary and may, at the discretion of the Board of Directors, receive a bonus based on achieving annual targets set by the Board of Directors. Furthermore, Mr. Marueli has received options to purchase 125,000 of our ordinary shares. Mr. Marueli's employment agreement also contains confidentiality and non-competition provisions.

      We entered into an employment agreement with Mr. Brian Berman in April 1998 which is terminable by either party upon nine months prior written notice. Pursuant to his employment agreement, Mr. Berman receives an annual base salary and may, at the discretion of the Board of Directors, receive a bonus based on achieving targets set by the Board of Directors. Furthermore, Mr. Berman has received options to purchase 70,000 of our ordinary shares. Mr. Berman's employment agreement also contains confidentiality and non-competition provisions.

      If the employment of all of our executive officers were to terminate under circumstances requiring the provision of severance benefits (during a "notice period" or otherwise), we would be obligated to pay them an aggregate of approximately $1.8 million (of which approximately $0.4 million has been paid by Paradigm into segregated accounts for the benefit of such executive officers).

AUDIT COMMITTEE

      The Israeli Companies Law provides that public companies must appoint an audit committee. The responsibilities of the audit committee include identifying irregularities in the management of a company's business and approving related-party transactions as required by law. Under the Israeli Companies Law, an audit committee must consist of at least three members, and include all of the company's external directors. However, the chairman of the board of directors, any director employed by the company or providing services to the company on a regular basis, any controlling shareholder and any relative of a controlling shareholder may not be a member of the audit committee. An audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two external directors are serving as members of the audit committee and at least one of the external directors was present at the meeting in which an approval was granted. Our audit committee is currently composed of Messrs. Barr, Said, Gen.(res.) Zamir and Ms. Safrai. It is currently contemplated that the audit committee meet at least four times each year.

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

     D.       EMPLOYEES.


                                   MAY 31,       DECEMBER 31,      DECEMBER 31,
                                     2002           2001              1999
  Research and Development           150             157             137
     Sales and Marketing              83              96             105
      Customer Support                97              96              76
          Services                    86              97              69
Management and Administration         77              78              67
                                     -------------------------------------------
            TOTAL                    493             524             454
                                     -------------------------------------------


   North and South America           161             172             158
 Europe, Africa, Middle East         250             273             219
     Far East and China               82              79              77
                                     -------------------------------------------
            TOTAL                    493             524             454
                                     -------------------------------------------

         We have to comply with various labor and immigration laws throughout the world, including laws and regulations in Argentina, Australia, Brazil, Canada, China, France, Indonesia, Israel, Kazakhstan, Malaysia, Russia, the United Kingdom, the United States and Venezuela. To date, compliance with such laws has not been a material burden for us. If, however, the number of our employees increases materially over time, our compliance with such regulations could become more burdensome.

         Our principal operating subsidiaries are not party to any collective bargaining agreements. However, Paradigm is subject to certain labor-related statutes and to certain provisions of collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordinating Bureau of Economic Organizations (including the Industrialists' Association), which are applicable to our Israeli employees by virtue of expansion orders of the Israeli Ministry of Labor and Welfare. A significant provision applicable to all employees in Israel under collective bargaining agreements and expansion orders is the automatic adjustment of wages in relation to increases in the consumer price index, or CPI. The amount and frequency of these adjustments are modified from time to time. We consider our relationship with our employees to be good and have never experienced a labor dispute, strike or work stoppage. All employees in France are represented by unions.

E.       SHARE OWNERSHIP

     BENEFICIAL OWNERSHIP OF EXECUTIVE OFFICERS AND DIRECTORS

      As of May 31, 2002, 14,891,902 ordinary shares of Paradigm were issued and outstanding.

      The following table sets forth, as of May 31, 2002, certain information with respect to the beneficial ownership of our ordinary shares, by all directors and officers. Except as otherwise specified the named beneficial owner has the sole voting and investment power over the shares listed.


     NAME                                    NO. OF SHARES(1)      PERCENTAGE      OPTIONS TO PURCHASE
                                                                                    ORDINARY SHARES(2)

     Eldad Weiss                                 577,722              3.90%              368,440         (3)
     Yehezkel Marueli                            124,370                *                125,000         (4)
     Brian W. Berman                             47,486                 *                 70,000         (5)
     Elie Barr                                   30,000                 *                 30,000         (6)
     Jacob Dunietz                               68,900                 *                 30,000         (6)
     Michael Geiger                                 -                   *                   -
     Thierry LeRoux                                 -                   *                   -
     Jay Seid                                       -                   *                   -
     General (Res.) Zvi Zamir                    12,000                 *                 12,000         (6)
     Mary Safrai                                 12,000                 *                 12,000         (6)
     Jonathan Keller                             43,933                 *                 38,933         (7)
     All  directors and officers as a            916,411              6.2%               686,373
     group (11 persons)

     * The percentage of shares beneficially owned does not exceed 1% of the outstanding Paradigm ordinary shares.


(1) Includes options exercisable within 60 days of May 31, 2002.
(2) Includes all options whether vested or unvested.
(3) The exercise price of the options ranges between $4.00 and $7.00 per share and the options expire between 2004-2006.
(4) The exercise price of the options ranges between $3.66 and $7.00 per share and the options expire between 2005-2006.
(5) The exercise price of the options ranges between $3.66 and $7.00 per share and the options expire between 2006-2008.
(6) The exercise price of the options is $4.00 per share and the options expire in 2003.
(7) The exercise price of the options ranges between $0.59 and $7.00 per share and the options expire between 2004-2006.

Stock Option Plans

         Our 1994 and 1997 Stock Option Plans (the "Plans") provide for the grant of stock options to our directors, employees (including officers) and consultants. The purpose of the Plans is to attract and retain qualified personnel and to motivate such persons by providing them with an equity interest in Paradigm. Of the 2,300,000 ordinary shares originally available for issuance under the Plans, options to purchase 1,917,028 ordinary shares have been granted as of May 31, 2002, of which 1,821,680 are outstanding.

         The Plans are administered by our Board of Directors and its Compensation Committee which have broad discretion, subject to certain limitations, to determine the persons entitled to receive options, the terms and conditions on which the options are granted and the number of shares subject to each grant. Generally, the option exercise price per ordinary share shall not be less than the fair market value of each option share at the date of the option grant, unless otherwise determined by the Board or the Compensation Committee. The option exercise price is payable in cash, by check or by any other form of payment that is satisfactory to the Board of Directors or Compensation Committee.

         Options granted under the Plans are not transferable by the option holder, other than by will or pursuant to the laws of descent and distribution. The options expire immediately upon the termination of the option holder's employment, unless the Board of Directors or the Compensation Committee authorizes an extension of the exercise term beyond the holder's employees termination date. In the event of a termination of employment without cause, any unexpired vested options may be exercised up to 90 days following the date of termination, but only with respect to the number of shares purchasable at the time of the option holder's termination of employment. In the event of the termination of employment as a result of death or disability of the option holder, any unexpired vested options may be exercisable up to six months from the date of such termination but only with respect to the number of shares purchasable at the time of such termination. In the event of the option holder's retirement, any outstanding options shall, at the discretion of the Board of Directors or Compensation Committee, accelerate and become immediately exercisable as of the later of the date of retirement or one year following the date of the grant.

THE 1994 STOCK OPTION PLANS

         The 1994 Stock Option Plans (the "1994 Plans") consist of three separate plans. (i) the stock option plan for key employees (the "Key Employee Plan"), (ii) the May 1994 Stock Option Plan (the "May 1994 Plan"); and the 1994 General Stock Option Plan (the "1994 General Plan"). Options granted under the May 1994 Plan and 1994 General Plan, if unexercised, expire ten years from the date of grant.

         Under the Key Employee Plan, we granted options to six of our key employees to purchase a total of 63,336 Ordinary Shares, exercisable at $.59 per ordinary share, with the purchase price of the ordinary shares payable in full against issuance of the ordinary shares. The options issued pursuant to the Key Employee Plan are vested and became exercisable immediately upon the grant of such options. As of May 31, 2002, options to purchase a total of 63,336 ordinary shares were outstanding under the Key Employee Plan.

         Under the May 1994 Plan, we granted options to purchase a total of 226,184 ordinary shares. The option exercise price for 114,678 ordinary shares is $2.50 per ordinary share, and for 111,506 ordinary shares is $4.00 per ordinary share. As at May 31, 2002, 200,696 options under the May 1994 Plan were outstanding. All outstanding options are vested and are currently exercisable.

         Under the 1994 General Plan, we granted options to purchase a total of 60,176 ordinary shares. The option exercise price is $7.00 per ordinary share. As at May 31, 2002, 48,352 options were outstanding. All outstanding options are vested and are currently exercisable.

THE 1997 STOCK OPTION PLANS

         Under the 1997 Stock Option Plan for Qualifying Israel Employees, the 1997 Executive Stock Option Plan and the 1997 Stock Option Plan for U.S. Employees (collectively, the "1997 Plans"), we have reserved for issuance an aggregate of 1,950,000 ordinary shares. The 1997 Plans will terminate on January 4, 2005. The majority of options granted under the 1997 Plans vest as to 25% of the options granted after a period of employment with us or our subsidiaries of 12 consecutive months from the date of the grant. The remaining 75% of the options granted vest in 12 equal quarterly installments commencing from the end of the first 12 month vesting period. Options expire eight years from the date of grant. The shares underlying any options which expire or are cancelled prior to exercise are subject to future options grants under the 1997 Plans.

         As of May 31, 2002, options to purchase a total of 1,528,458 ordinary shares under the 1997 Plans were outstanding at exercise prices ranging from $3.66 to $7.00 per share. Of these outstanding options, 1,230,371 are vested and are currently exercisable.

         See Item 1. - "Recent Developments" for a description of the treatment of Paradigm options in connection with the proposed merger.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

     A. MAJOR SHAREHOLDERS

         As a result of the concentration of ownership of our ordinary shares, some shareholders may be able to exercise control over matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This control may have the effect of delaying or preventing a change in control of Paradigm.

         The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares as of May 31, 2002 by each person who is known by us to own beneficially more than 5% of our outstanding ordinary shares. Unless otherwise indicated, the entities identified in this table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them.

                                                                          Ordinary Shares,
Name and Address of                                                      Beneficially Owned
                                                                         ------------------
Beneficial Owner                                                  Number(1)                   Percent
----------------                                                  ---------                   -------
Shamrock Holdings Inc.                                          1,649,943(2)                     11.1%
4444 Lakeside Drive
Burbank, California 91510-7774


Mashov Gruss Investments  Ltd.                                  1,569,201(3)                     10.5%
3, Hagalim Boulevard, Herzlia, Israel 46766


Compagnie Generale de Geophysique                               1,500,000(4)                     10.1%
Tour Montparnasse,
33 Ave du Maine, BP 191 75755
Paris, Cedex 15
France

Bachow Investment Partners III L.P.                             1,399,000                         9.4%
3 Bala Plaza East, 5th floor
Bala Cynwyd, PA 19004

Harbourvest Partners,                                             973,300                         6.5%
1, Financial Center(flr.44) Boston MA

Systeia Capital Management                                        912,500                         6.1%
43-47, Avenue de Grand Armee  75116 Paris France

(1)  Includes options and warrants exercisable within 60 days of May 31, 2002.

(2) As part of a private placement in May 1999, Shamrock Holdings Inc. acquired 877,193 ordinary shares. Shamrock Holdings of California Inc., acquired a further 772,750 ordinary shares on the open market. Shamrock Holdings Inc. is a controlling person of Shamrock Holdings of California. Shamrock Holdings Inc. and Shamrock Holdings of California may be deemed to constitute a group within the meaning of Sec. 13(d)(3) of the Securities Exchange Act of 1934 as amended, with respect to the ordinary shares each owns. Accordingly, Shamrock Holdings Inc. may be deemed to beneficially own 1,649,943 ordinary shares.

(3) Includes warrants to acquire 71,435 Paradigm ordinary shares, which will be terminated at the closing of the merger pursuant to a voting agreement between Mastron and Paradigm BV, if consummated.

(4) In October 2000, Compagnie Generale de Geophysique received 1,500,000 ordinary shares as partial consideration for the acquisition of the Flagship business.

         As of May 31, 2002, 14,891,902 of our ordinary shares were outstanding, all of which carry equal voting rights. At such date, there were 10 record holders of our ordinary shares in the United States who collectively held 73.0% of our outstanding ordinary shares.

SHAREHOLDERS AGREEMENTS

         For a description of the agreements between the between us and certain of our shareholders regarding the nomination of directors, see Item 6. - "Agreement for Nomination of Directors."

REGISTRATION RIGHTS

         Shareholders holding an aggregate of 7,412,370 ordinary shares and holders of warrants exercisable into an aggregate of up to 362,862 ordinary shares (collectively, "Registrable Securities"), have certain demand and incidental registration rights with respect to those shares. The holders of up to 5,757,688 of the Registrable Securities have the right to demand that Paradigm effect an aggregate of three registrations, and two demand registrations on Form F-3, but not more than one during any six month period. Two groups of shareholders holding an aggregate of up to 877,193 and up to 1,140,351 ordinary shares, respectively, each have two demand registrations or one registration on Form F-3. Each demand and request on Form F-3 must relate to the registration of shares in a minimum amount of $3.0 million. Shareholders holding 1,500,000 ordinary shares and warrants to purchase 250,000 ordinary shares only have incidental registration rights. Holders of a convertible debenture under the Convertible Loan Agreement have demand and incidental registration rights with respect to the shares issuable upon conversion of the debentures. See Item 5.B. - "Debt Financing" for a full description of the convertible debenture.

         The demand registration rights are subject to an underwriter's right of cutback, provided that all shares of shareholders holding other than Registrable Securities are first excluded from such registration. We have undertaken not to cause any other registration of securities for our own account to become effective within 120 days after the effective date of any such demand registration. Form F-3 registration may be delayed for up to 120 days (and in some cases 180 days) in the event that we furnish the holders of Registrable Securities a certificate signed by our President or Chief Executive officer stating that, in the good faith judgment of the Board of Directors, it would be seriously detrimental to us or our shareholders for such F-3 registration to be effected at that time, provided that we may not utilize this right more than once in any 12 month period. The incidental registration rights are unlimited, subject to an underwriter's right of cutback, provided that all Registrable Securities must be included in the registration prior to the shares of any other holder (with the exception of shares issued by us to the public). All expenses incurred in connection with such registrations will be borne by us , except that participating shareholders will be obligated to pay their proportionate share of the fees, discounts or commissions payable to any underwriter.

VOTING AGREEMENTS

         In connection with the proposed merger transaction, certain of our shareholders, including our Chairman and Chief Executive Officer, who together beneficially own approximately 42% of our outstanding ordinary shares, have entered into voting agreements with Paradigm B.V. Pursuant to those agreements, those shareholders voted their ordinary shares in favor of the merger at the June 13, 2002 Special Meeting. The voting agreements impose certain restrictions on the transfer or disposition of our ordinary shares by these shareholders and prohibit these shareholders from taking certain actions, including actions that might reasonably be expected to result in a takeover proposal or that would challenge the proposed merger transaction. These voting agreements expire at the earliest to occur of the termination of the Paradigm B.V. merger, the effectiveness of our merger with Paradigm B.V., September 30, 2002 and certain other events specified in the voting agreements. See Part I "Recent Developments" for more information regarding the proposed merger transaction.

B.       RELATED PARTY TRANSACTIONS

LOANS TO OFFICERS

         We entered into two loan agreements with Mr. Yehezkel Marueli, our President and Chief Operating Officer, one in March 1999 and the second in July 1999. Under the terms of the agreements, we loaned Mr. Marueli an aggregate amount of $110,000, linked to the Israeli Consumer Price Index, with interest at the rate of 2% per annum until May 31, 2000 and 4% per annum from June 1, 2000. These loans were originally repayable on December 31, 2000, but repayment has been extended to December 31, 2002.

ITEM 8.  FINANCIAL INFORMATION

 A.      CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

         See Item 18.

         LEGAL PROCEEDINGS

         On December 11, 1997, we filed suit for a declaratory judgment in the District Court of Dallas County, Texas to determine whether we have any obligation to Geophysical Micro Computer Application (International) Ltd.("GMA") under a letter of intent (the "letter of intent"). Under the terms of the letter of intent, we and GMA contemplated a transaction in which GMA would purchase certain computer software programs and related products ("SeisX") from us, provided that we acquired the SeisX assets from a third party. On May 5, 1998, GMA filed a counterclaim for breach of contract, claiming that the letter of intent required us to sell SeisX to GMA. GMA sought compensatory, injunctive and declaratory relief. On September 11, 1998, the trial court granted summary judgment in our favor and declared that we had no obligation to sell the SeisX assets or related products to GMA, and that GMA takes nothing on its counterclaim. On December 7, 1998, GMA filed an appeal against this summary judgment. Oral arguments were presented before the Court of Appeals in April 2001. On July 30, 2001, the Dallas Court of Appeals reversed and remanded for further proceedings the trial court decision of September 1998. The Court of Appeals concluded that factual issues exist which preclude summary judgment in our favor on our claim and on GMA's counterclaim for breach of contract. On May 9, 2002, the Texas Supreme Court denied our appeals on the Texas appellate court decision. The case will be returned to the Dallas County District Court for further proceedings. We believe that the outcome of the above claim will not have a material adverse effect on our business or on our consolidated financial condition.

         On December 10 1999, our Canadian subsidiary ("Paradigm Canada") filed a claim for breach of contract, breach of obligation of confidence, breach of copyright and trademark infringement, and passing off against Zokero Incorporated, Edward Van Wieren and Shane Stogrin (the "defendants"). In addition, Paradigm Canada applied for and obtained an Anton Pillar Order on seizing certain property from the defendants and preserving it pending a trial of the action. An expert is reviewing the seized material. The defendants, Van Wieren and Stogrin, were former employees of Paradigm Canada. Paradigm Canada maintains that Van Wieren and Stogrin have, through their company, Zokero, utilized for their own commercial gain, confidential information and software and source code for software, all of which was developed by Paradigm Canada and is it's property. Paradigm Canada is seeking unspecified damages and loss of profits, as well as injunctive relief and declaratory relief, with respect to the rights to the information and software in question. The defendants filed their statement of defense on April 15, 2002 and we are in the process of preparing our affidavits of records and preparing for discovery. We believe that the outcome of the above claim will not have a material adverse effect on our business or on our consolidated financial statements.

         On April 24, 2002, Leumi & Co. Investment House filed a claim in the Tel Aviv Magistrates court against us and against Eldad Weiss, our Chairman and Chief Executive Officer, claiming a finder's fee in connection with the FIMI Convertible Loan transaction (see Item 5.B. - "Liquidity, Capital Resources and Financing") in a total amount of approximately $250,000. We and Mr. Weiss have not yet filed a Statement of Defense. This legal proceeding is in a preliminary stage but we and our legal counsel do not expect it to have a material adverse effect on our financial condition.

         On April 9, 2002, Dr. Cesar A. Egas-Teran filed a lawsuit against Mr. Cesar Yepes, our registered agent in Ecuador, and Mr. Alberto Jaramillo-De Howitt, our former registered agent in Ecuador, both individually and as representatives in Ecuador of our subsidiaries, Paradigm Geophysical de Venezuela S.A and Paradigm Geophysical B.V. and against these two companies, in the Ecuador civil courts, requesting that the judge order payment to Dr. Egas-Teran of $727,000 in commissions which he claims are allegedly owing to him in connection with contracts awarded to us in Ecuador, plus interest and legal expenses. In addition, the plaintiff asked that the judge order that this amount be retained by Petroproduccion, our customer in Ecuador, from monies owed to us. We believe that there is no basis for commissions between either Paradigm Geophysical de Venezuela S.A or Paradigm Geophysical B.V and the plaintiff.
On April 12, 2002, the judge confirmed retention of the amount by Petroproduccion and ordered the defendants to be subpoenaed for trial. Mr. Yepes has informed us that he only became aware of this lawsuit on June 12, 2002 and, therefore, he did not inform us of this action, including the order requiring retention of funds by Petroproduccion, until June 12, 2002. We are not in contact with Mr. Jaramillo-De Howitt. We are currently examining the claims against us and have not yet filed a Statement of Defense. At this time, we and our legal counsel cannot predict the outcome of this lawsuit.

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

ITEM 9.  THE OFFER AND LISTING

         A.       OFFER AND LISTING DETAILS

         Our ordinary shares have been quoted on the Nasdaq National Market under the symbol "PGEO" since June 15, 1998. Since February 19, 2001, we have also been quoted on the Tel Aviv Stock Exchange, under the symbol "PGEO", under the dual-listing legislation enabling companies that are quoted on U.S. markets to dual-list on the Tel Aviv Stock Exchange with no additional regulatory requirements.

         The following table sets forth, for the periods indicated, the high and low sale prices of our ordinary shares as reported on the Nasdaq National Market.

                        PERIOD                      HIGH              LOW
                        ------                      ----              ---
         FOR 1998                                  $7.375           $4.190
         FOR 1999                                  $7.250           $4.250
         FOR 2000                                 $10.063           $4.250
         FOR 2001                                  $6.730           $3.120

         2000

         First quarter                             $10.06            $4.50
         Second quarter                             $7.81            $5.20
         Third quarter                              $6.88            $5.56
         Fourth quarter                             $7.00            $4.25

         2001

         First quarter                              $6.00            $4.25
         Second quarter                             $6.73            $4.97
         Third quarter                              $6.70            $3.70
         Fourth quarter                             $4.59            $3.12

         December 2001                              $4.43            $3.65

         2002

         First quarter                              $4.06            $2.97
         Second quarter (through May 31)            $5.03            $3.30
         January                                    $4.06            $3.35
         February                                   $3.65            $2.97
         March                                      $3.92            $3.16
         April                                      $4.11            $3.30
         May                                        $5.03            $3.81

B.       PLAN OF DISTRIBUTION

         Not applicable.

C.       MARKETS

         Our ordinary shares have been quoted on the Nasdaq National Market under the symbol "PGEO" since June 15, 1998. Since February 19, 2001 our ordinary shares have also been quoted on the Tel Aviv Stock Exchange, under the symbol "PGEO", under the dual-listing legislation.

D.       SELLING SHAREHOLDERS

         Not applicable.

E.       DILUTION

         Not applicable.

F.       EXPENSES OF THE ISSUE

         Not applicable.

ITEM 10. ADDITIONAL INFORMATION

     A.   SHARE CAPITAL

          Not applicable.

     B.   MEMORANDUM AND ARTICLES OF ASSOCIATION

          1.   OBJECTS AND PURPOSES IN OUR  ARTICLES OF ASSOCIATION

         We were first registered under Israeli law on July 27, 1987 as a private company, and on November 11, 1997, became a public company. Our registration number with the Israeli Registrar of Companies is 52-004351-4. Our objects and purposes are specified in Section 2 of our Memorandum of Association.

         2.    PROVISIONS REGARDING DIRECTORS

         Pursuant to Article 54(b) of our Articles of Association, a transaction entered into by us in which one of our directors has a personal interest, directly or indirectly, will be valid in respect of Paradigm and the given director only if approved by our Board of Directors and, if such transactions are "irregular transactions" as defined in the Israeli Companies Law, only if approved in accordance with the requirements of the Israeli Companies Law.

         An "irregular transaction" pursuant to the Israeli Companies Law is defined as a transaction which is not in the ordinary course of business, a transaction which is not under ordinary market conditions or any transaction which might substantially affect the profitability of a company, its assets and liabilities.

         The Israeli Companies Law provides that a director who has personal interest in a given transaction with the a company, brought to the approval of that company's Board of Directors, shall not be present and vote at that meeting unless a majority of the directors have a personal interest in the transaction.
Article 55 of our Articles of Association, provides that a director who has a personal interest in a matter which is brought for discussion before the Board of Directors may participate in said discussion, provided that he shall neither vote with respect to nor attend discussions concerning the approval of the activities or the arrangements. If said director did vote or attend as aforesaid, the approval given to the aforesaid activity or arrangements shall be invalid.

         Pursuant to Article 72 of our Articles of Association, at any meeting of the Board of Directors at which a quorum is present, the board will have the authority to exercise all or part of the authorities, power of attorney and discretion invested at such time in the directors or regularly exercised by them. In respect of a legal quorum at our Board meetings the Israeli Companies Law provides that, unless determined otherwise by us , a legal quorum at the Board meetings shall consist of the majority of the Board members. We have not decided otherwise and therefore, the legal quorum at our Board meetings will consist of the majority of the Board members.

         Any transaction concerning compensation to a director requires the approval of both our Board of Directors and the shareholders .

         The Board of Directors may from time to time, in its discretion, cause us to borrow or secure the payment of any sum or sums of money for the purpose of Paradigm , and may secure or provide for the repayment of such sum or sums in such manner, at such times and upon such terms and conditions in all respects as it sees fit and in particular, by the issuance of bonds, perpetual or redeemable debentures, debenture stock, or any mortgages, charges or other securities on the undertaking, or the whole or any part of the property of Paradigm, both present and future, including units uncalled or called but unpaid capital for the time being.

         There is no mandatory retirement age for the directors under our Articles of Association or the Israeli Companies Law.

         There is no requirement concerning the number of shares one individual must hold in order to qualify him or her as a director under our Articles of Association or the Israeli Companies Law.

         3. DIVIDENDS AND LIQUIDATION RIGHTS

         Subject to any preferential, deferred, qualified or other rights, privileges or conditions attached to any special class of shares with regard to dividends, our profits available for dividend and resolved to be distributed shall be applied in payment of dividends upon our shares in proportion to the amount paid up or credited as paid up per the nominal value thereon respectively. Unless not otherwise specified in the conditions of issuance of the shares, all dividends with respect to shares which were not fully paid up within a certain period, for which dividends were paid, shall be paid proportionally to the amounts paid or credited as paid on the nominal value of the shares during any portion of the above-mentioned period.

         The Board of Directors may declare a dividend to be paid to the shareholders according to their rights and interests in the profits, and may fix the record date for eligibility and the time for payment.

         The directors may from time to time pay to our shareholders on account of the next forthcoming dividend such interim dividends as, in their judgment, our position justifies.

         A transfer of shares shall not pass the right to any dividend declared thereon after such transfer and before the registration of the transfer.

         The Board of Directors may determine that, a dividend may be paid, wholly or partly, by the distribution of our specific assets or by distribution of paid-up shares, debentures or debenture stock or any other securities of Paradigm or of any other companies or in any one or more of such ways in the manner and to the extent permitted by the Israeli Companies Law.

         4.  VOTES OF SHAREHOLDERS

         Except as otherwise provided in our Articles of Association, any resolution at a General Meeting shall be deemed adopted if approved by the holders of a majority of our voting rights represented at the meeting in person or by proxy and voting thereon. In the case of an equality of votes, either on a show of hands or a poll, the chairman of the meeting shall not be entitled to a further or casting vote.

         Subject to any rights or restrictions for the time being attached to any class or classes of shares, every shareholder shall have one vote for each share of which he is the holder. Votes may be given either personally or by proxy. A proxy need not be a shareholder of Paradigm.

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

         6   GENERAL MEETINGS

         General Meetings shall be held at least once in every calendar year at such time, not being more than fifteen months after the holding of the last preceding General Meeting, and at such time and place as may be determined by the Board of Directors. Such Annual General Meetings shall be called "Annual Meetings," and all other General Meetings of the shareholders shall be called "Special Meetings".

         Only shareholders of record as reflected on our share register at the close of business on the date fixed by the board of directors as the record date determining the then shareholders who will be entitled to vote, shall be entitled to notice of, and to vote, in person or by proxy, at a General Meeting and any postponement or adjournment thereof.

         7.  PROCEEDINGS AT GENERAL MEETINGS

         No business shall be transacted at any General Meeting unless a quorum is present when the meeting proceeds to business. The quorum at any meeting shall be two shareholders present in person or by proxy, holding or representing at least one-quarter of our total voting rights . A company being a shareholder shall be deemed to be personally present for the purposes of our Articles of Association if represented by its representative duly authorized in accordance with Article 42 of our Articles of Association.

         If, within half an hour from the time appointed for the holding of a General Meeting, a quorum is not present, the meeting shall stand adjourned to the same day in the next week at the same time and place, or any time and hour as the Board of Directors shall designate and state in a notice to the shareholders entitled to vote at the original meeting, and if, at such adjourned meeting, a quorum is not present within half an hour from the time appointed for holding the adjourned meeting any two shareholders present in person or by proxy shall constitute a quorum. Notwithstanding the aforesaid, if a General Meeting was convened at the demand of shareholders as permitted by Section 63(b) of the Israeli Companies Law, then a quorum at such adjourned meeting shall be present only if one or more shareholders are present who held in the aggregate at least 5% of our issued share capital and at least 1% of the our voting rights or one or more shareholders who hold in the aggregate at least 5% of the our voting rights.

         8.  RESTRICTION ON NON-RESIDENTS

         Our Memorandum and Articles of Association do not restrict in any way the ownership of ordinary shares by nonresidents, except with respect to subjects of countries which are in a state of war with Israel, and neither the Memorandum and Articles of Association nor Israeli law restricts the voting rights of nonresidents of the State of Israel.

         9. RESTRICTIONS ON MERGERS; TAKEOVERS AND BUSINESS COMBINATIONS

         Pursuant to our Articles of Association, a merger requires approval by the Board and by our shareholders. In accordance with the provisions of the Israeli Companies Law and our Articles of Association, the Board may delay or impede a merger in the event that, in its opinion, there is a reasonable suspicion that as a result of the merger the surviving company will not be able to meet Paradigm's obligations to its creditors.

         In addition, our current Articles of Association provide that we may not engage in any business combination with an interested shareholder (in general, the Articles of Association defines an interested shareholder as any entity or person beneficially owning 15% or more of our outstanding voting shares and any entity or person affiliated with, controlling or controlled by such entity or person) for a period of three years following the date that such shareholder became an interested shareholder, unless:

- prior to such date, the Board of Directors approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder; or

- upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 75% of our outstanding voting shares at the time the transaction commenced.

         A business combination includes:

- any merger or consolidation involving Paradigm and the interested shareholder;

- any sale, transfer, pledge or other disposition of 10% or more of our assets in a transaction involving the interested shareholder;

- subject to certain exceptions, any transaction that results in the issuance or transfer by us of any of our shares to the interested shareholder;

- subject to certain minor exceptions, any transaction involving us (or any of our direct or indirect majority owned subsidiaries ) which has the effect of increasing the proportionate shareholding or convertible securities of Paradigm (or any such subsidiary) which is owned by the interested shareholder; or

- the receipt by the interested shareholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by us.


         We have 2,000,000 special preferred shares ("Special Preferred Shares")authorized. The Board of Directors has the authority to issue the Special Preferred Shares in one or more series and to fix the rights, preferences, privileges and restrictions of such shares, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including price), liquidation preferences and the number of shares constituting any series, without further vote or action by the shareholders. The issuance of Special Preferred Shares may have the effect of delaying, deferring or preventing a change in control of Paradigm without further action by the shareholders. For example, the Board of Directors could issue Special Preferred Shares with voting and conversion rights that may adversely affect the voting power of the holders of ordinary shares, including the loss of voting control to others. We have not issued, and currently have no plans to issue, any Special Preferred Shares.

         Although Israeli law does not prohibit the issuance of preferred shares with rights which were not approved by the shareholders at the time such preferred shares were authorized, this matter has not been determined by Israeli courts, and there is substantial doubt as to the validity of such an issuance. Consequently, to the extent that the rights, preferences and privileges attached to the Special Preferred Shares, if and when issued, derogate from the rights of the our ordinary shares , there can be no assurance that, if such issuance was challenged in legal proceedings, the legality of such issuance would be upheld by an Israeli court.

         10.  APPROVAL OF SPECIAL TRANSACTIONS UNDER ISRAELI LAW

         Under the Israeli Companies Law, only the approval of the Board of Directors is required for arrangements with respect to compensation of a company's chief executive officer. Arrangements regarding the compensation of directors also require audit committee and shareholder approval.

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

         However, under the Companies Regulations (Relief From Related Party Transactions), 5760-2000, promulgated under the Israeli Companies Law and amended in January 2002, certain transactions between a company and its controlling shareholder(s) do not require shareholder approval.

         In addition, pursuant to the recent amendment to these regulations, directors' compensation and employment arrangements do not require the approval of the shareholders if both the audit committee and the board of directors agree that such arrangements are for the benefit of the company. If the director or the office holder is a controlling shareholder of the company, then the employment and compensation arrangements of such director or office holder do not require the approval of the shareholders provided that certain criteria are met.

         The above exemptions will not apply if one or more shareholders, holding at least 1% of the issued and outstanding share capital of the company or of the company's voting rights, objects to the grant of such relief, provided that such objection is submitted to the company in writing not later than seven days from the date of the filing of a report regarding the adoption of such resolution by the company pursuant to the requirements of the Israeli Securities Law. If such objection is duly and timely submitted, then the compensation arrangement of the directors will require shareholders' approval as detailed above.

11.   ANTI-TAKEOVER PROVISIONS; MERGERS AND ACQUISITIONS UNDER ISRAELI LAW

         Pursuant to the Israeli Companies Law, if following any acquisition of shares of a public company or of a class of shares of a public company the acquiror holds 90% or more of that company's shares or 90% of any class of that company's shares, respectively, then the acquiror must make a tender offer for all of the remaining shares or the particular class of shares of the company. In the event that 5% or more of the shareholders have not responded favorably to a tender offer, the offeror may not purchase more than 90% of that class of shares. According to the prevailing interpretation of the Israeli Companies Law, this rule does not apply if the acquisition is made by way of a merger by a party who is not a direct or indirect significant shareholder of the company. Furthermore, the Israeli Companies Law provides that as long as a shareholder in a public company holds more than 90% of the company's shares or of a class of shares, such shareholder shall be precluded from purchasing any additional shares of that type.

         The Israeli Companies Law further provides that if following the tender offer such acquiring shareholder holds more than 95% of the outstanding shares of any class, the holders of all the remaining shares will be obligated to transfer such shares to the acquiror at the tender offer price. The Israeli Companies Law requires that each company that is party to a merger approve the transaction by a vote of the Board of Directors and by a vote of the majority of its outstanding shares, generally excluding shares voted by the other party to the merger or any person holding at least 25% of the other party to the merger. In addition, the Israeli Companies Law does not generally require court approval of a merger. Upon the request of a creditor to either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be completed unless at least 70 days have passed from the time that a proposal for approval of the merger has been filed with the Israeli Registrar of Companies and certain notification and information have been provided to debtors.

         Notwithstanding the approval requirements set forth in the Israeli Companies Law, companies, such as ours, which have been incorporated prior to the Israeli Companies Law coming into effect, must specifically amend their articles of association to provide for the shareholder voting requirements contained in the Israeli Companies Law. We accordingly amended our articles of association on November 30, 2000.

         The Israeli Companies Law also provides that an open market acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a holder of at least 25% of the voting rights in the company. This rule does not apply if there already is another holder of at least 25% of the voting rights in the company. Similarly, the Israeli Companies Law provides that an open market acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become the holder of at least 45% of the voting rights in the company. This rule does not apply if another party already holds more than 50% of the voting rights in the company. Regulations promulgated under the Israeli Companies Law provide that these tender offer requirements do not apply to companies whose shares are listed for trading on a stock exchange or stock market outside of Israel only if, according to the laws in the country in which its shares are traded there is either a limitation on the acquisition of a specified percentage of control in the company or the acquisition of a specified percentage of control requires the purchaser to also make a tender offer to the public.

         The Israeli Companies Law extends the disclosure requirements applicable to an office holder to a shareholder that holds 25% or more of the voting rights in a public company, including an Israeli company that is publicly traded outside of Israel such as on Nasdaq. Certain transactions between a public company and a 25% shareholder, or transactions in which a 25% shareholder of the company has a personal interest but which are between a public company and another entity, require the approval of the Board of Directors and of the shareholders. Moreover, an extraordinary transaction with a 25% shareholder or the terms of compensation of a 25% shareholder must be approved by the audit committee, the Board of Directors and shareholders.

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

      C.   MATERIAL CONTRACTS

         Other than the definitive merger agreement discussed in Part I and Item 4 and the acquisition transaction agreements and related documents discussed in
Item 4. "Information on the Company - History and Development of the Company," in Item 5. "Operating and Financial Review and Prospects - Acquisitions," and in
Item 5. "Operating and Financial Review and Prospects - Debt Financing," in the past two years we have not entered into any material contracts other than contracts entered into in the ordinary course of our business.

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

    E.   TAXATION

    ISRAELI TAXATION AND INVESTMENT PROGRAMS

         The following discussion summarizes the material current tax laws of the State of Israel as they relate to us, our shareholders and ownership and disposition of our ordinary shares. This summary does not discuss all aspects of Israeli tax law that may be relevant to a particular shareholder's personal investment circumstances or to certain types of investors subject to special treatment under Israeli law (for example, traders in securities or persons that own, directly or indirectly, 10% or more of our outstanding voting shares). The following also includes a discussion of certain Israeli government programs benefiting various Israeli businesses, including Paradigm. To the extent that the discussion is based on new legislation still subject to judicial or administrative interpretation, there can be no assurance that the views expressed herein will accord with any such interpretation in the future. In addition, this discussion does not cover all possible tax consequences or situations. Investors should consult with their own tax advisors regarding their personal tax situation.

PROPOSED TAX REFORM

         In February 2002, the Minister of Finance appointed a committee to review the current Israeli tax structure and to make recommendations (the "Tax Reform Committee"). The Tax Reform Committee presented its recommendations to the Minister of Finance on June 12, 2002. If implemented, the recommendations might result in the imposition of Israeli capital gains taxes at the rate of 15% to 35% on sales of securities of Israeli companies by Israeli residents. In addition, the committee has proposed that a tax be imposed on all income of Israeli residents (individuals and corporations) regardless of the territorial source of income and tax will be imposed on income of foreign corporations controlled by Israeli residents if the majority of profits or income of such foreign company originate from "passive income", including interest, dividends, royalties and rental income. We cannot predict whether such recommendations will be adopted and eventually enacted into law.

GENERAL CORPORATE TAX STRUCTURE

         Israeli companies are generally subject to "Company Tax" at the rate of 36 % of taxable income, such rate having become effective January 1, 1996. However, the effective tax rate payable by a company which derives income from an Approved Enterprise (as further discussed below), may be considerably less. Subject to relevant tax treaties, dividends or interest received by an Israeli corporation from foreign subsidiaries are generally subject to tax regardless of its status as an Approved Enterprise.

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

         In addition, subject to certain limitations, depreciation on fixed assets and loss carry forwards are adjusted for inflation based on changes in the Israeli CPI. The net effect of the Adjustment for Inflation Law on us might be that our taxable income, as determined for Israeli corporate tax purposes, would be different from our dollar income, as reflected in our financial statements, due to the difference between the annual changes in the CPI and in the NIS exchange rate with respect to the dollar, causing changes in the actual tax rate.

CAPITAL GAINS AND INCOME TAXES APPLICABLE TO NON-ISRAELI RESIDENT SHAREHOLDERS

         Under existing regulations, any capital gain realized by an individual shareholder with respect to our ordinary shares acquired on or after the listing of such shares for trading will be exempt from Israeli capital gains tax if the ordinary shares are listed on an approved foreign securities market (which includes Nasdaq in the United States), provided that we continue to qualify as an Industrial Company under Israeli law and that the individual does not hold such shares for business purposes. If we do not maintain our status as an Industrial Company, then subject to any applicable tax treaty, the Israeli capital gains tax rates would be up to 50% for non-Israeli resident individuals, and 36% for companies, who are our shareholders. The Tax Reform Committee proposes to institute capital gains tax on the real gains from the sale of securities traded on foreign exchanges (including the securities of Israeli companies traded on Nasdaq).

         Upon a distribution of dividends other than bonus shares (stock dividends), income tax is generally withheld at source at the rate of 25% (or the lower rate payable with respect to Approved Enterprises), unless a double taxation treaty is in effect between Israel and the shareholder's country of residence that provides for a lower tax rate in Israel on dividends.

         A tax treaty between the United States and Israel (the "Treaty") provides for a maximum tax of 25% on dividends paid to a resident of the United States (as defined in the Treaty). Dividends distributed by an Israeli company and derived from the income of an Approved Enterprise are subject to a 15% dividend withholding tax. The Treaty further provides that a 12.5% Israeli dividend withholding tax applies to dividends paid to a United States corporation owning 10% or more of an Israeli company's voting shares throughout the current year to the date the dividend is paid and the preceding taxable year (as applicable). The 12.5% rate applies only on dividends from a company that does not have any projects with Approved Enterprise status in the applicable period.

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

         A non-resident of Israel who has derived or accrued dividend income in Israel from which the applicable tax was withheld at source is currently exempt from the duty to file an annual Israeli tax return with respect to such income, provided such income was not derived from a business carried on in Israel by such non-resident and that such non-resident does not derive other non-passive income from sources in Israel.

LAW FOR THE ENCOURAGEMENT OF INDUSTRY (TAXES), 1969

         We currently qualify as an "Industrial Company" within the meaning of the Law of the Encouragement of Industry (Taxes), 1969 (the "Industry Encouragement Law") According to the Industry Encouragement Law, an "Industrial Company" is a company resident in Israel, at least 90% of the income of which in any tax year, determined in Israeli currency (exclusive of income from defense loans, capital gains, interest and dividends) is derived from an "Industrial Enterprise" that it owns. An "Industrial Enterprise" is defined by that law as an enterprise whose major activity in a given tax year is industrial production activity.

         Included among the tax benefits for an Industrial Company are deductions of 12.5% per annum of the purchase price of a patent or of know-how, an election under certain conditions to file a consolidated return and accelerated depreciation rates on equipment and buildings.

         Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. No assurance can be given that we will continue to qualify as an "Industrial Company" or that the benefits described above will be available in the future.

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

         A company that has an Approved Enterprise status which was approved after April 1, 1986 may elect to forego any entitlement to the grants otherwise available under the Investment Law and, in lieu of the foregoing, participate in an alternative benefits program (the "Alternative Benefits Program"), under which the undistributed income from the Approved Enterprise is fully tax exempt for a defined period of time. The period of tax exemption ranges between 2 and 10 years, depending upon the location within Israel of the Approved Enterprise and the type of Approved Enterprise. On the expiration of the exemption period, the Approved Enterprise would be eligible for beneficial tax rates under the Investment Law for the remainder, if any, of the otherwise applicable benefits period. We elected to participate in the Alternative Benefits Program. There can be no assurance that the current Alternative Benefits Program will continue to be available or that we will qualify for the benefits under the current program.

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

          We have been granted "Approved Enterprise" status under the Investment Law with respect to four projects. Pursuant to the provisions of the Investment Law, we chose the Alternative Benefits Program which, as discussed above, provides for the waiver of grants in return for tax-exemption. Accordingly, income derived from each Approved Enterprise is tax-exempt for a period of two to four years, commencing with the year it first earns taxable income, and is then subject to Corporate Tax at the rate of 10% - 25%, dependant on the percentage of foreign investment as described above, for additional periods of six to eight years.

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

TAX BENEFITS FOR RESEARCH AND DEVELOPMENT

         Under certain conditions, Israeli tax law allows a tax deduction in the year incurred for expenditures (including depreciation on capital expenditures but excluding depreciable capital expenditures) in connection with scientific research and development projects, if the expenditures are approved by the relevant Israeli Government Ministry (determined by the field of research) and the research and development is for the promotion of the enterprise. Expenditures not so approved are deductible over a three-year period. However, expenditures made out of the proceeds of government grants are not deductible, i.e. we will be able to deduct the unfunded portion of the research and development expenditures but not the gross amount.

LAW FOR THE ENCOURAGEMENT OF INDUSTRIAL RESEARCH AND DEVELOPMENT, 1984

         Under the Law for the Encouragement of Industrial Research and Development, 1984, (the "Research Law") and the Instructions of the Director General of the Ministry of Industry and Trade, research and development programs, plans for the intermediate stage between research and development, and manufacturing and sales approved by a governmental committee of the Office of the Chief Scientist (OCS) (the "Research Committee") are eligible for grants of up to 50% of the project's expenditure, if they meet certain criteria. These grants are issued in return for the payment of royalties from the sale of products developed in accordance with the program as follows: 3% of revenues during the first three years and 3.5% of revenues in the fourth year and thereafter, with the total royalties not to exceed 100% - 150% of the dollar value of the OCS grant (or in some cases up to 300%). Following the full payment of such royalties, there is no further liability for payment.

         The Israeli government further requires that products developed with government grants are to be manufactured in Israel. However, in the event that any portion of the manufacturing is not conducted in Israel, if approval is received from the OCS, the company would be required to pay royalties that are adjusted in proportion to manufacturing outside of Israel as follows: when the manufacturing is performed outside of Israel by the company or an affiliate company in which the company has no less than 51% ownership, the royalties are to be paid as described above with the addition of 1%, and when the manufacturing outside of Israel is not performed by the company or an affiliate the royalties paid shall be equal to the ratio of the amount of grant received from the OCS divided by the amount of grant received from the OCS and the investment(s) made by the company in the project. The payback also will be adjusted to 120%, 150% or 300% of the grant if the portion of manufacturing that is performed outside of Israel is up to 50%, between 50% and 90%, or more than 90%, respectively. The technology developed pursuant to the terms of these grants may not be transferred to third parties without the prior approval of the Research Committee. Such approval is not required for the export of any products resulting from such research or development. Approval of the transfer of technology may be granted only if the recipient abides by all the provisions of the Research Law and the regulations promulgated thereunder, including the restrictions on the transfer of know-how and the obligation to pay royalties in an amount that may be increased.

         In order to meet certain conditions in connection with the grants and programs of the OCS, we have made certain representations to the Israeli government about our s future plans for our Israeli operations. From time to time, the extent of our Israeli operations has differed and may in the future differ, from our representations. If, after receiving grants under certain programs, we fail to meet certain conditions to those benefits, including, with respect to grants received from the OCS, the maintenance of a material preserve in Israel, or if there is any material deviation from the representations made by us to the Israeli government, we could be required to refund to the State of Israel funds or other benefits previously received (including interest and CPI linkage difference) and would likely be denied receipt of such grants or benefits, and participation in such programs, thereafter.

         We have participated in programs sponsored by the OCS for the support of research and development activities (See notes to the Financial Statements).

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

FUND FOR THE ENCOURAGEMENT OF MARKETING ACTIVITIES

         We have received grants relating to our overseas marketing expenses from the Marketing Fund. These grants are awarded for specific expenses incurred by us for overseas marketing and are based upon the expenses reported by us to the Marketing Fund. All marketing grants recorded from the Marketing Fund until 1997 are linked to the dollar and are repayable as royalties at the rate of 3% of the amount of increases in export sales realized by us from the Marketing Fund. Grants recorded beginning January 1, 1998 bear royalties of 4% plus interest at LIBOR rates. We will be required to pay royalties on grants from the Marketing Fund only to the extent that it actually achieves increases in export sales. The proceeds of these grants are presented in our consolidated financial statements as offsets to marketing expenses. Through December 31, 2001, we had received grants from the Marketing Fund in the amount of approximately $430,000. At May 31, 2002, royalties paid to the Marketing Fund had eliminated any contingent liability for the payment of further royalties.

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

         This summary does not deal with all aspects of U.S. Federal income taxation that may be relevant to particular U.S. Holders in light of their particular circumstances, or to U.S. Holders subject to special rules, including, without limitation, certain retirement plans, insurance companies, U.S. Holders of securities held as part of a "straddle," "synthetic security," "hedge", "conversion transaction" or other integrated investment, persons that enter into "constructive sales" involving ordinary shares or substantially identical property with other investments, U.S. Holders whose functional currency is not the United States dollar, U.S. Holders subject to the alternative minimum tax, certain expatriates or former long-term residents of the United States, financial institutions, broker-dealers, tax-exempt organizations and U.S. Holders who own (directly, indirectly or through attribution) 10% or more of our outstanding voting stock. The following discussion does not address the effect of any applicable state, local or foreign tax laws or any U.S. federal estate or gift tax laws. This summary does not consider the tax treatment of persons who own ordinary shares through a partnership or other pass-through entity, and deals only with ordinary shares held as "capital assets" as defined in Section 1221 of the Code.

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

TAXATION OF DIVIDENDS

         The gross amount of any distributions received with respect to ordinary shares, including the amount of any Israeli taxes withheld therefrom, will constitute dividends for U.S. Federal income tax purposes, to the extent of our current and accumulated earnings and profits as determined for U.S. Federal income tax principles. You will be required to include this amount of dividends in gross income as ordinary income. Distributions in excess of our earnings and profits will be treated as a non-taxable return of capital to the extent of your tax basis in the ordinary shares, and, subject to the discussion below under the heading "Passive Foreign Investment Company," any amount in excess of your tax basis will be treated as gain from the sale of ordinary shares. See "--Disposition of Ordinary shares" below for the discussion on the taxation of capital gains. Dividends will not qualify for the dividends-received deduction generally available to corporations under Section 243 of the Code.

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

         Any Israeli withholding tax imposed on such dividends will be a foreign income tax eligible for credit against a U.S. Holder's U.S. Federal income tax liability, subject to certain limitations set out in the Code (or, alternatively, for deduction against income in determining such tax liability). The limitations set out in the Code include computational rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. Federal income taxes otherwise payable with respect to each such class of income. Dividends generally will be treated as foreign-source passive income or, in the case of certain types of U.S.Holders, financial services income for United States foreign tax credit purposes. The rules relating to the determination of the foreign tax credit are complex, and you should consult with your personal tax advisors to determine whether and to what extent you would be entitled to this credit.

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

         Based on our current and projected income, assets and activities, we believe that we are not currently a PFIC nor do we expect to become a PFIC in the foreseeable future. However, because the determination of whether we are a PFIC is determined as of the end of each taxable year and is dependent on a number of factors, including the value of our assets (based on the fair market value of our ordinary shares) and the amount and type of our gross income, there can be no assurances that we will not become a PFIC for any future taxable year.

         If we are treated as a PFIC for any taxable year, then, unless you elect either to treat your investment in ordinary shares as an investment in a "qualified electing fund" (a "QEF election") or to "mark-to-market" your ordinary shares, as described below,

     - you would be required to allocate income recognized upon receiving certain distributions ("excess distributions") or gain recognized upon the disposition of ordinary shares ratably over the holding period for such ordinary shares,

     - the amount allocated to each year during which we are considered a PFIC other than the year of the excess distribution payment or disposition would be subject to tax at the highest individual or corporate tax rate, whichever is applicable, and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year,

     - gain recognized upon the disposition of ordinary shares would be taxable as ordinary income,

     - the tax basis in our ordinary shares that are acquired from a decedent who was a U.S.Holder would not receive a step-up to fair market value as of the date of the decedent's death but would instead be equal to the decedent's basis, if lower, and

     - you would be required to make an annual return on IRS Form 8621 regarding distributions received with respect to ordinary shares and any gain realized on your ordinary shares.

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

         Alternatively, if you elect to "mark-to-market" your ordinary shares, you will generally include in income any excess of the fair market value of the ordinary shares at the close of each tax year over your adjusted basis in the ordinary shares. If the fair market value of the ordinary shares had depreciated below your adjusted basis at the close of the tax year, you may generally deduct the excess of the adjusted basis of the ordinary shares over its fair market value at that time. However, such deductions generally would be limited to the net mark-to-market gains, if any, that you included in income with respect to such ordinary shares in prior years. Income recognized and deductions allowed under the mark-to-market provisions, as well as any gain or loss on the disposition of ordinary shares with respect to which the mark-to-market election is made, is treated as ordinary income or loss. If the mark-to-market election with respect to ordinary shares is in effect on the date of a U.S. Holder's death, the tax basis of the ordinary shares in the case of a U.S. Holder who acquired them from decedent will be the lesser of the decedent's tax basis or the fair market value of the ordinary shares.

BACKUP WITHHOLDING AND INFORMATION REPORTING

         Payments in respect of ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and to U.S. backup withholding tax. Backup withholding will not apply, however, if you (i) are a corporation or come within certain exempt categories, and demonstrate the fact when so required, or (ii) furnish a correct taxpayer identification number and make any other required certification. Any amount withheld under these rules may be credited against your federal income tax liability.

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

         F. DIVIDEND AND PAYING AGENTS

            Not applicable.

         G. STATEMENT BY EXPERTS

            Not applicable.


         H. DOCUMENTS ON DISPLAY

         This Annual Report and the exhibits thereto and any other document we file pursuant to the Securities Exchange Act of 1934, as amended, may be inspected without charge and copied at prescribed rates at the Securities and Exchange Commission's public reference room at 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549. You may obtain information on the operation of the Securities and Exchange Commission's public reference room in Washington, D.C. by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Exchange Act file number for our Securities and Exchange Commission filings is 0-29538.

         The documents concerning Paradigm which are referred to in this Annual Report may also be inspected at our offices located at Gav-Yam Center No 3., 9 Shenkar St., Herzlia B 46120, Israel.

         I. SUBSIDIARY INFORMATION

            Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

         CURRENCY FLUCTUATIONS

         Approximately 90% of our revenue is in dollars, or linked to the dollar, and therefore the dollar is our functional currency. Approximately 50% of our operating expenses are paid in dollars or are linked to dollars. Other significant currencies in which we receive revenue or pay expenses are Australian dollars, British pounds, Canadian dollars, the European Monetary Union currency (the "euro"), Russian Rubles and Israeli shekels. Historically, the effect of fluctuations in currency exchange rates has had a minimal impact on our operations. As we expand our operations outside of the United States and receive revenue and pay expenses in currencies other than the dollar, our exposure to fluctuations in currency exchange rates could increase. In managing our foreign exchange risk, where we believe appropriate, we enter into various foreign exchange contracts. As of December 31, 2001, we had entered into hedging transactions only in regard to our New Israeli Shekel/ dollar exposure, which was our most significant exposure.

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

         INTEREST RATE RISK

         Our interest expenses and income are sensitive to changes in interest rates, as all of our cash reserves and borrowings are subject to interest rate changes. Excess liquidity is invested in short-term interest-bearing investments, consisting primarily of short term bank deposits, which bear minimal interest rate risk. As of December 31, 2001, our total outstanding indebtedness in regard to short-term debt and current maturities of long term bank loans was approximately $ 6.8 million bearing interest of three to six months LIBOR plus 1%-1.5%, in regard to medium term bank loans was $ 5.1 million, also bearing interest of three to six months LIBOR plus 1%-1.5% and in connection with capital lease obligations our indebtedness was $ 0.3 million.

         In November 2001, we issued an aggregate of $ 8.0 million principal amount of convertible subordinated debentures pursuant to an agreement with The Israel Mezzanine Fund, L.P., The Israel Mezzanine Fund (In Israel), Limited Partnership and The Jordan (Bermuda) Investment Company Ltd. (collectively "FIMI"). The annual interest rate is three months LIBOR minus 1% payable quarterly and the outstanding loan principal amount is repayable in three equal annual payments commencing October 2004. We are required to repay the debentures upon the acquisition of 90% or more of our securities by a third party pursuant to which the convertible debentures will be repaid upon the acquisition of 100% of our outstanding ordinary shares by Paradigm Geotechnology B.V. in the proposed merger, if consummated.

         In the aggregate, the indebtedness in this "Interest Rate Risk" section bears a minimal interest rate risk.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

         Not applicable.

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

         None

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

     Not applicable.

ITEM 18 - FINANCIAL STATEMENTS AND EXHIBITS

         The following consolidated financial statements are filed as part of this Annual Report.

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

   6.   Notes to Consolidated Financial Statements....................... F-10



ITEM 19 - EXHIBITS

  The following exhibits are filed as part of this Annual Report:

         EXHIBITS  NO.                      EXHIBIT

         1.1++*           Memorandum of Association of Paradigm Geophysical Ltd.

         1.2***** Amended and Restated Articles of Association of Paradigm Geophysical Ltd.

         2.1* Form of Warrant Agreement dated as of October 10, 1997 between Paradigm Geophysical Ltd. and the Bridge Loan lenders.

         2.2* Form of Warrant Certificate by Paradigm Geophysical Ltd. in favor of the Bridge Loan lenders.

         2.3*** Registration Rights Agreement, dated March 12, 1999, by and among Paradigm Geophysical Ltd., Jerusalem Venture Partners L.P. and Jerusalem Venture Partners Israel) L.P.

         2.4*** Registration Rights Agreement by and among Paradigm Geophysical Ltd., Shamrock Holdings, Inc., Eastgate Fund L.P., Eastgate International Limited, Mr. Harris Kaplan and Berman Eastgate Growth Fund.


         4.1** Stock Purchase Agreement, dated as of September 5, 1997, as amended September 24, 1997 among Paradigm Geophysical Ltd., Paradigm Geophysical Corp. and GeoScience Corporation.

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

         4.4*              1994 General Stock Option Plan.

         4.5*              1997 Executive Stock Option Plan.

         4.6*              1997 Stock Option Plan for Qualifying Israel
                           Employees.

         4.7*              1997 Stock Option Plan for U.S. Employees.

         4.8*** Amended and Restated Asset Purchase Agreement by and among Geotech Joint Stock Company and Dr. Nikolai L. Baransky, Dr. Evgenii A. Kozlov, Mr. Dimitry V. Sulitsky, Mr. Christopher D. Kim, Paradigm Geophysical (U.K.) Ltd., Paradigm Geophysical Europe Ltd., Paradigm Geophysical Services Ltd. and Paradigm Geophysical Ltd.

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

         4.13*****         Securities Purchase Agreement by and between
                           Compagnie Generale de Geophysique and Paradigm
                           Geophysical Ltd. and Paradigm Geophysical Corp. with respect to Flagship S.A. and Flagship Geosciences LLC dated October 4,2000.

         4.14**** Share Purchase Agreement dated May 16 2001, by and between Paradigm Geophysical Ltd. and Peter David Raby regarding the purchase of the entire issued share capital of Sysdrill Ltd

         4.15# Convertible Loan Agreement dated October 10, 2001, by and between Paradigm Geophysical Ltd. and The Israel Mezzanine Fund, L.P., The Israel Mezzanine Fund (in Israel), Limited Partnership and The Jordan (Bermuda) Investment Company Ltd.

         4.16******        Agreement of Merger by and among Paradigm
                           Geotechnology B.V. (formerly Talamantes B.V.),
                           F.P. Acquisition Ltd. and Paradigm Geophysical Ltd.

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

         *** Incorporated herein by reference to Paradigm Geophysical Ltd.'s Annual Report on Form 20-F for the fiscal year ended December 31, 1998.

         **** Incorporated herein by reference to Paradigm Geophysical Ltd.'s Form 6-K Report for the month of May 16, 2001.

         ***** Incorporated herein by reference to Paradigm Geophysical Ltd.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2000.

         ****** Incorporated herein by reference to Annex A to the proxy statement of Paradigm Geophysical Ltd. set forth as
                  Exhibit 99.1 to Paradigm Geophysical Ltd.'s Form 6-K dated May 31, 2002.

         #        Filed herewith

         ++       English translations from Hebrew original.



                                   SIGNATURES

The registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                                       PARADIGM GEOPHYSICAL LTD.

                                                  /s/  Brian Berman
                                                       Chief Financial Officer

Date: July 1, 2002

                 PARADIGM GEOPHYSICAL LTD. AND ITS SUBSIDIARIES


                        CONSOLIDATED FINANCIAL STATEMENTS


                             AS OF DECEMBER 31, 2001


                                 IN U.S. DOLLARS




                                      INDEX



                                                                          PAGE
                                                                         -------

REPORT OF INDEPENDENT AUDITORS                                              2

CONSOLIDATED BALANCE SHEETS                                               3 - 4

CONSOLIDATED STATEMENTS OF OPERATIONS                                       5

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY                               6

CONSOLIDATED STATEMENTS OF CASH FLOWS                                     7 - 9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                               10 - 38



                                 - - - - - - - -

[ERNST & YOUNG LOGO]


                         REPORT OF INDEPENDENT AUDITORS

                             TO THE SHAREHOLDERS OF

                            PARADIGM GEOPHYSICAL LTD.


             We have audited the accompanying consolidated balance sheets of Paradigm Geophysical Ltd. ("the Company") and its subsidiaries as of December 31, 2000 and 2001, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of a consolidated subsidiary, which statements reflect approximately 22% of total consolidated revenues for the year ended December 31, 1999. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to data included for aforementioned subsidiaries, is based solely on the reports of other auditors.

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

             In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2000 and 2001, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.



Tel-Aviv, Israel                                          KOST FORER & GABBAY
January 29, 2002                                       A Member of Ernst & Young
                                                             International

                                  PARADIGM GEOPHYSICAL LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                  DECEMBER 31,
                                                               -----------------
                                                                2000      2001
                                                               -------   -------
       ASSETS

CURRENT ASSETS:
Cash and cash equivalents                                      $ 8,647   $ 9,814
Short-term bank deposit                                             --     1,941
Trade receivables (net of allowance for doubtful accounts of
     $2,950 in 2000 and $2,883 in 2001)                         22,707    28,306
Accrued income                                                   4,077     5,451
Other receivables and prepaid expenses                           4,110     5,686
                                                               -------   -------

Total current assets                                            39,541    51,198
                                                               -------   -------


LONG-TERM TRADE RECEIVABLES                                        221        --
                                                               -------   -------

SEVERANCE PAY FUND                                               1,076     1,525
                                                               -------   -------

PROPERTY AND EQUIPMENT, NET                                     13,318    15,902
                                                               -------   -------

OTHER ASSETS, NET                                               25,605    30,561
                                                               -------   -------

                                                               $79,761   $99,186
                                                               =======   =======

The accompanying notes are an integral part of the consolidated financial statements.

                                  PARADIGM GEOPHYSICAL LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

                                                                                       DECEMBER 31,
                                                                                   --------------------
                                                                                     2000        2001
                                                                                   --------    --------
    LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
   Short-term bank loans                                                           $  4,528    $  5,500
   Current maturities of long-term bank loans                                         3,112       1,278
   Current maturities of capital lease obligations                                      546         260
   Trade payables                                                                     5,375       3,555
   Other payables and accrued expenses                                               10,601      13,240
   Note payable                                                                          --       6,318
   Deferred revenues                                                                  4,519       3,810
                                                                                   --------    --------

Total current liabilities                                                            28,681      33,961
                                                                                   --------    --------

LONG TERM LIABILITIES:
   Long-term bank loans, net of current maturities                                    1,277       5,099
   Convertible loan                                                                      --       8,000
   Capital lease obligations, net of current maturities                                 206          --
   Accrued severance pay                                                              2,338       2,502
   Other long-term liabilities                                                          790         549
                                                                                   --------    --------

Total long-term liabilities                                                           4,611      16,150
                                                                                   --------    --------


SHAREHOLDERS' EQUITY:
   Share capital:
   Authorized - 18,000,000 Ordinary shares of NIS 0.5 par value and
     2,000,000 Preferred shares of NIS 0.5 par value
     as of December 31, 2000 and 2001
   Issued and outstanding - 0 Preferred shares as of December 31, 2000 and
      2001; 14,691,904 Ordinary shares as of December 31, 2000 and
      14,891,904 Ordinary shares as of December 31, 2001                              2,273       2,297
   Additional paid-in capital                                                        60,954      62,038
   Accumulated other comprehensive loss                                              (1,784)     (2,416)
   Accumulated deficit                                                              (14,974)    (12,844)
                                                                                   --------    --------

                                                                                     46,469      49,075
                                                                                   --------    --------

                                                                                   $ 79,761    $ 99,186
                                                                                   ========    ========

The accompanying notes are an integral part of the consolidated financial statements.

                                  PARADIGM GEOPHYSICAL LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA


                                                        YEAR ENDED DECEMBER 31,
                                                    --------------------------------
                                                      1999        2000        2001
                                                    --------    --------    --------
Revenues:
  Products                                          $ 43,023    $ 46,390    $ 50,765
  Services                                            11,483      16,908      22,001
                                                    --------    --------    --------

Total revenues                                        54,506      63,298      72,766
                                                    --------    --------    --------


Operating expenses:
  Cost of products                                    12,418      10,816      10,592
  Cost of services                                     5,804       6,352       9,793
  Research and development                             9,306      11,215      12,847
  Sales and marketing, general and administrative     20,638      23,518      26,850
  Depreciation                                         3,865       4,746       5,589
  Amortization of intangible assets                    3,064       3,360       3,214
  Non-recurring expenses                               2,705          --          --
  Restructuring charges                                   --          --         540
                                                    --------    --------    --------

Total operating expenses                              57,800      60,007      69,425
                                                    --------    --------    --------


Operating income (loss)                               (3,294)      3,291       3,341
Financial expenses, net                                 (484)       (552)       (642)
                                                    --------    --------    --------

Income (loss) before taxes on income                  (3,778)      2,739       2,699
Taxes on income                                           --         380         569
                                                    --------    --------    --------

Net income (loss)                                   $ (3,778)   $  2,359    $  2,130
                                                    ========    ========    ========

Basic net earnings (loss) per share                 $  (0.31)   $   0.17    $   0.14
                                                    ========    ========    ========

Diluted net earnings (loss) per share               $  (0.31)   $   0.17    $   0.14
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

                                                                                               ACCUMULATED
                                                              ORDINARY SHARES     ADDITIONAL      OTHER
                                                          ---------------------    PAID IN    COMPREHENSIVE  ACCUMULATED
                                                             SHARES      AMOUNT    CAPITAL        LOSS         DEFICIT
                                                          ------------   ------   ----------  -------------  -----------
Balance as of January 1, 1999                               10,514,484   $1,758     $39,236      $  (742)      $(13,555)
Comprehensive loss:
  Net loss                                                          --       --          --           --         (3,778)
  Foreign currency translation adjustments                          --       --          --         (424)            --
  Total comprehensive loss
  Issuance of Ordinary shares, net                           2,017,544      246      10,736           --             --
  Issuance of shares upon exercise of warrants                 479,908       58       1,861           --             --
  Issuance of shares upon exercise of stock options             14,400        2          70           --             --
                                                          ------------   ------     -------      -------       --------

Balance as of December 31, 1999                             13,026,336    2,064      51,903       (1,166)       (17,333)
Comprehensive income:
  Net income                                                        --       --          --           --          2,359
  Foreign currency translation
    adjustments                                                     --       --          --         (618)            --
  Total comprehensive income
  Issuance of shares upon acquisition of Flagship            1,500,000      186       8,889           --             --
  Issuance of shares upon exercise of warrants                 119,782       15          --           --             --
  Issuance of shares upon exercise of stock options, net        45,786        8         162           --             --
                                                          ------------   ------     -------      -------       --------

Balance as of December 31, 2000                             14,691,904    2,273      60,954       (1,784)       (14,974)

Comprehensive income:
  Net income                                                        --       --          --           --          2,130
  Foreign currency translation adjustments                          --       --          --         (632)            --
  Total comprehensive income
  Issuance of shares upon acquisition of Sysdrill              200,000       24       1,084           --             --
                                                          ------------   ------     -------      -------       --------

Balance as of December 31, 2001                             14,891,904   $2,297     $62,038      $(2,416)      $(12,844)
                                                          ============   ======     =======      =======       ========


                                                              TOTAL
                                                           SHAREHOLDERS'
                                                              EQUITY
                                                           -------------
Balance as of January 1, 1999                                $ 26,697
Comprehensive loss:
  Net loss                                                     (3,778)
  Foreign currency translation adjustments                       (424)
                                                             --------
  Total comprehensive loss                                   $ (4,202)
                                                             ========
  Issuance of Ordinary shares, net                           $ 10,982
  Issuance of shares upon exercise of warrants                  1,919
  Issuance of shares upon exercise of stock options                72
                                                             --------

Balance as of December 31, 1999                                35,468
Comprehensive income:
  Net income                                                    2,359
  Foreign currency translation adjustments                       (618)
                                                             --------
  Total comprehensive income                                 $  1,741
                                                             ========
  Issuance of shares upon acquisition of Flagship            $  9,075
  Issuance of shares upon exercise of warrants                     15
  Issuance of shares upon exercise of stock options, net          170
                                                             --------

Balance as of December 31, 2000                                46,469

Comprehensive income:
  Net income                                                    2,130
  Foreign currency translation adjustments                       (632)
                                                             --------
  Total comprehensive income                                 $  1,498
                                                             ========
  Issuance of shares upon acquisition of Sysdrill            $  1,108
                                                             --------

Balance as of December 31, 2001                              $ 49,075
                                                             ========

The accompanying notes are an integral part of the consolidated financial statements.

                                  PARADIGM GEOPHYSICAL LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                             YEAR ENDED DECEMBER 31,
                                                                       ------------------------------------
                                                                         1999          2000          2001
                                                                       --------      --------      --------
Cash flows from operating activities:
Net income (loss)                                                      $ (3,778)     $  2,359      $  2,130
Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities:
    Depreciation and amortization                                         6,929         8,106         8,803
    Impairment of developed technology                                    1,595            --            --
    Decrease (increase) in trade receivables, accrued income
       and long-term trade receivables                                   (8,866)       10,081        (5,677)
    Decrease (increase) in other receivables and prepaid expenses           (98)          441        (1,299)
    Increase (decrease) in deferred income
       taxes, net                                                           203          (171)           --
    Increase (decrease) in trade and other payables and
       accrued expenses                                                   1,795        (4,561)         (364)
    Increase (decrease) in deferred revenues                              1,004        (2,522)         (468)
    Accrued severance pay, net                                              243        (1,083)         (271)
    Other                                                                    84           (22)           --
                                                                       --------      --------      --------
Net cash provided by (used in) operating activities                        (889)       12,628         2,854
                                                                       --------      --------      --------

 Cash flows from investing activities:
Purchase of property and equipment                                       (5,847)       (5,331)       (8,677)
Proceeds from sale of property and equipment                                 --            39           453
Purchase of developed technology                                         (1,175)         (170)         (685)
Purchase of a short-term bank deposit                                        --            --        (1,941)
Payment for acquisition of a consolidated subsidiary, PTM (1)            (8,379)           --            --
Payment for acquisition of a consolidated subsidiary, Flagship (2)           --        (3,980)           --
Payment for acquisition of a consolidated subsidiary, Sysdrill (3)           --            --          (141)
                                                                       --------      --------      --------
Net cash used in investing activities                                   (15,401)       (9,442)      (10,991)
                                                                       --------      --------      --------

Cash flows from financing activities:
Proceeds from short-term bank loans                                       2,000         7,506         4,500
Principal payment of short-term bank loans                               (1,778)       (4,978)       (3,528)
Principal payments of capital lease obligations                            (200)         (424)         (519)
Proceeds from long-term bank loans                                        6,500            --         5,100
Principal payment of long-term bank loans                                  (427)       (2,173)       (3,112)
Issuance of a convertible loan, net of issuance expenses of $615             --            --         7,385
Payment of other lease obligations                                         (200)         (242)         (229)
Issuance of share capital, net                                           10,982            --            --
Proceeds from exercise of warrants and stock options                      1,991           185            --
                                                                       --------      --------      --------
Net cash provided by (used in) financing activities                      18,868          (126)        9,597
                                                                       --------      --------      --------

Effect of exchange rate changes on cash and cash equivalents               (584)          130          (293)
                                                                       --------      --------      --------

Increase in cash and cash equivalents                                     1,994         3,190         1,167
Cash and cash equivalents at the beginning of the year                    3,463         5,457         8,647
                                                                       --------      --------      --------

Cash and cash equivalents at the end of the year                       $  5,457      $  8,647      $  9,814
                                                                       ========      ========      ========

The accompanying notes are an integral part of the consolidated financial statements.

                                  PARADIGM GEOPHYSICAL LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                                        YEAR ENDED DECEMBER 31,
                                                                                    ---------------------------------
                                                                                     1999          2000        2001
                                                                                    -------      --------     -------
(1)    Payment for acquisition of a consolidated subsidiary, PTM, estimated fair values of assets acquired and liabilities assumed at the date of acquisition:
          Working capital deficiency, excluding cash and cash equivalents           $  (672)
          Property and equipment                                                        318
          Acquired technology                                                         5,146
          Assembled work-force                                                          851
          Goodwill                                                                    2,736
                                                                                    -------

                                                                                    $ 8,379
                                                                                    =======
(2)    Payment for acquisition of a consolidated subsidiary, Flagship, estimated fair values of assets acquired and liabilities assumed at the date of acquisition:
          Working capital deficiency, excluding cash and cash equivalents                        $(1,014)
          Property and equipment                                                                     743
          Acquired technology                                                                      3,430
          Assembled work-force                                                                     1,180
          Customer base                                                                            2,410
          Goodwill                                                                                 7,056
                                                                                                 -------

                                                                                                  13,805
       Less - amount financed by issuance of shares, net                                          (9,075)
       Less - accrued prepaid acquisition expenses                                                  (750)
                                                                                                 -------

                                                                                                 $ 3,980
                                                                                                 =======
(3)    Payment for acquisition of a consolidated subsidiary Sysdrill, estimated fair values of assets acquired and liabilities assumed at the date of acquisition:
          Working capital, excluding cash and cash equivalents                                                $ 1,477
          Property and equipment                                                                                  140
          Acquired technology                                                                                   2,948
          Goodwill                                                                                              3,249
                                                                                                              -------


                                                                                                                7,814
         Less - amount financed by issuance of shares, net                                                     (1,108)
         Less - accrued prepaid acquisition expenses                                                             (283)
         Less - amount financed by a note payable                                                              (6,282)
                                                                                                              -------

                                                                                                              $   141
                                                                                                              =======
Supplemental disclosure of cash flow activities: Cash paid during the year for:
     Interest                                                                       $    42      $    949     $   745
                                                                                    =======      ========     =======

     Income taxes                                                                   $   379      $     --     $   642
                                                                                    =======      ========     =======

                                  PARADIGM GEOPHYSICAL LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                             YEAR ENDED DECEMBER 31,
                                                                         ------------------------------
                                                                           1999       2000       2001
                                                                         --------   --------   --------
Non-cash activities:
   Purchase of leased property and equipment in  capital leases          $  1,376   $     --
                                                                         ========   ========   ========

   Note payable issued in respect of acquisition of Sysdrill             $     --   $     --   $  6,282
                                                                         ========   ========   ========

   Accrued prepaid acquisition expenses associated with the Flagship
     acquisition                                                         $     --   $    750   $     --
                                                                         ========   ========   ========

The accompanying notes are an integral part of the consolidated financial statements.

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1:- BUSINESS AND ORGANIZATION

         a.       General:

                  Paradigm Geophysical Ltd. ("Paradigm" or the "Company") was incorporated under the laws of Israel. The Company provides Geoscience knowledge solutions for the oil and gas industry, which facilitate the exploration and development of oil and gas reserves. Paradigm provides exploration and production Geoscience software solutions, technical training, data processing, interpretation and reservoir-studies services, adding value to the oil and gas industry's reservoir assets.

                  Paradigm operates worldwide through wholly-owned subsidiaries in the United States, Canada, Venezuela, Argentina, Brazil, the Netherlands, United Kingdom, France, Australia, Indonesia, Scotland and Singapore and through representative offices in Russia, Bahrain and China. These subsidiaries and representative offices coordinate the activities of the Company's direct sales force and its network of representative agents in the Far East, Near East, Pacific Rim, Africa and South America.

         b.       Acquisition of Sysdrill:

                  On May 15, 2001, the Company acquired all the outstanding capital stock of Sysdrill Ltd ("Sysdrill"), a Scottish based company. Sysdrill's solutions provide well planning and drilling engineering products. The total consideration of the acquisition was $8,533,000 (including $283,000 of costs related to the acquisition), which was financed by an issuance of 200,000 Ordinary shares of the Company valued at $1,108,000, $860,000 paid in cash and additional $6,282,000 through an issuance of a note, which shall be paid in British Pound by May 15, 2002 and will bear six months LIBOR interest (see Note 8d).

                  The transaction has been accounted for using the purchase method of accounting, and accordingly, the purchase price has been allocated to the assets acquired and liabilities assumed based upon their fair values. The excess of the purchase price over the fair value of the tangible assets acquired and liabilities assumed has been allocated to identifiable intangible assets including acquired technology and goodwill, as follows (U.S. dollars in thousands):

                         Acquired technology     $2,948
                         Goodwill                 3,249
                                                 ------

                         Total                   $6,197
                                                 ======

                  The acquired technology and goodwill are being amortized over their expected useful lives, which is estimated at ten years for the acquired technology and twenty years for the goodwill (see Note 2g).

                  The financial statements of Sysdrill were consolidated with the accounts of the Company, commencing May 15, 2001.

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1:- BUSINESS AND ORGANIZATION (CONT.)

                  The following represents the unaudited pro-forma results of operations for the years ended December 31, 2000 and 2001, assuming that the Sysdrill acquisition had been consummated as of January 1, 2000 and January 1, 2001, respectively:

                                                           DECEMBER 31,
                                                     ------------------------
                                                        2000          2001
                                                     ----------    ----------
                                                           IN THOUSANDS,
                                                      EXCEPT PER SHARE DATA
                  Revenues                           $   65,739    $   73,896
                                                     ==========    ==========

                  Net income                         $    2,248    $    2,293
                                                     ==========    ==========

                  Basic net earnings per share       $     0.16    $     0.15
                                                     ==========    ==========

                  Diluted net earnings per share     $     0.16    $     0.15
                                                     ==========    ==========

         c.       Acquisition of Flagship:

                  On October 4, 2000, the Company acquired all assets and assumed all liabilities of Flagship S.A., a France based company, and Flagship LLC, a U.S. based company (together "Flagship"), wholly owned subsidiaries of Compagnie Generale de Geophysique ("CGG"). Flagship products provide structural geological interpretation and reservoir characterization. The total consideration of the acquisition was $14,219,000 (including $1,055,000 of costs related to the acquisition), which was financed by an issuance of 1,500,000 Ordinary shares of the Company valued at $9,075,000 (net of $89,000 issuance expenses) and $5,055,000 in cash (of which $4,305,000 was paid and $750,000 was recorded as accrued expenses as of December 31, 2000).

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

                        Acquired technology      $ 3,430
                        Assembled work-force       1,180
                        Customer base              2,410
                        Goodwill                   7,056
                                                 -------

                        Total                    $14,076
                                                 =======

                  The acquired assembled work-force and the acquired technology are being amortized over their expected useful lives, which is estimated at ten years for the acquired technology and customer base and twenty years for the goodwill (see Note 2g).

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1:- BUSINESS AND ORGANIZATION (CONT.)

                  The financial statements of Flagship were consolidated with the accounts of the Company, commencing October 4, 2000.

                  The following represents the unaudited pro-forma results of operations for the years ended December 31, 1999 and 2000, assuming that the Flagship acquisition had been consummated as of January 1, 1999 and January 1, 2000, respectively:

                                                      DECEMBER 31,
                                               ----------------------------
                                                  1999             2000
                                               -----------      -----------
                                                      IN THOUSANDS,
                                                 EXCEPT PER SHARE DATA
     Revenues                                  $    72,514      $    75,033
                                               ===========      ===========

     Net income (loss)                         $    (5,359)     $       457
                                               ===========      ===========

     Basic net earnings (loss) per share       $     (0.39)     $      0.03
                                               ===========      ===========

     Diluted net earnings (loss) per share     $     (0.39)     $      0.03
                                               ===========      ===========

         d.       Acquisition of PTM:

                  On March 31, 1999, Paradigm acquired the net assets of the Petroleum Technology Division of Mincom Limited ("PTM"), an Australian entity for $8,379,000 in cash, including $317,000 acquisition costs. PTM's is the developer of the Geolog product, which is an information software tool for log analysis and petrophysics.

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

                        Acquired technology      $5,146
                        Assembled work-force        851
                        Goodwill                  2,736
                                                 ------

                                                 $8,733
                                                 ======

                  The acquired assembled work-force and the acquired technology are being amortized over their expected useful lives, which is estimated at ten years, goodwill is being amortized over a twenty years period. In prior years, goodwill has been amortized over a ten years period (see Notes 2g and 6c).

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 1:- BUSINESS AND ORGANIZATION (CONT.)

                  The financial statements of PTM were consolidated with the accounts of the Company, commencing March 31, 1999.

                  The following are pro-forma unaudited results of operations for the year ended December 31, 1999, assuming that the PTM acquisition had been consummated as of January 1, 1999:

                                                     DECEMBER 31,
                                                         1999
                                               ------------------------
                                               IN THOUSANDS, EXCEPT PER
                                                      SHARE DATA
                   Revenues                           $   56,105
                                                      ==========

                   Net loss                           $   (3,867)
                                                      ==========

                   Basic net loss per share           $    (0.32)
                                                      ==========

                   Diluted net loss per share         $    (0.32)
                                                      ==========

         e.       Restructuring costs

                  During December 2001, the Company recorded restructuring charges of approximately $540,000, which were accrued as a short-term liability as of December 31, 2001. The restructuring costs consist of employee termination benefits associated with involuntary terminations of approximately 20 employees in France and the United States and accounted for in accordance with EITF 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)" ("EITF 94-3") and SAB 100, "Restructuring and Impairment Charges" ("SAB 100"). The terminations resulted from the Company's strategy to reduce costs and restore profitability.

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

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

         b.       Financial statements in U.S. dollars:

                  A majority of the Company's revenues is generated in U.S. dollars ("dollar"). In addition, a substantial portion of its costs is incurred in dollars. Since the dollar is the primary currency in the economic environment in which the Company operates, the dollar is its functional and reporting currency. Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation" ("SFAS No. 52"). All transactions gains and losses from remeasurement of monetary balance sheet items are reflected in the consolidated statements of operations as financial income or expenses, as appropriate.

                  Total foreign currency translation net income (expenses) included in financial income (expenses), net amounted to $(6,000), $(53,000) and $83,000 for the years ended December 31, 1999, 2000 and 2001, respectively.

                  The functional and reporting currency of certain subsidiaries has been determined to be their local currency. For those subsidiaries assets and liabilities are translated at year-end exchange rate and statement of operations items are translated at the average rates prevailing during the year. These translation adjustments are recorded as accumulated other comprehensive income (loss), in the statement of changes in shareholders' equity.

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

         e.       Short-term bank deposits:

                  Bank deposits with maturities of more than three months but less than one year are included in short-term bank deposits. Such bank deposits are stated at cost.

         f.       Property and Equipment:

                  Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

                                                                  %
                                                      --------------------------
                  Computers and peripheral equipment           16 - 33
                  Office furniture and equipment                6 - 15
                  Motor vehicles                                  15
                  Leasehold improvements              over the term of the lease

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

                  The Company and its subsidiaries periodically assess the recoverability of the carrying amount of property and equipment and provide for any possible impairment loss based upon the difference between the carrying amount and fair value of such assets in accordance with Statement of Financial Accounting Standard No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS No. 121"). As of December 31, 2001, no impairment losses have been identified.

         g.       Other assets:

                  Other assets are stated at cost less accumulated amortization. Amortization is computed using the straight-line method over their expected useful lives, as follows:

                                                       YEARS
                                                       -----
                  Acquired technology                  10
                  Assembled work-force                 5-10
                  Customer base                        20
                  Goodwill                             20
                  Issuance costs of convertible loan   3-5 (over the period from issuance to maturity)
                  Other                                5

                  The carrying value of intangible assets is periodically reviewed by management, based on the expected future undiscounted operating cash flows over the remaining amortization period. If this review indicates that the intangible assets will not be recoverable, the carrying value of the intangible assets is reduced to estimated fair value. In 1999, following the PTM acquisition such impairment was indicated, and the Company recognized an impairment loss in the amount of $1,595,000 related to developed technology. In 2000 and 2001 the Company did not recognize any impairment loss in relation to intangible assets.

         h.       Revenue recognition:

                  The Company and its subsidiaries generate revenues mainly from licensing the rights to use their software products, from consulting services and from sales of professional services of seismic data processing, interpretation and reservoir-studies services. The Company and its subsidiaries also generate revenues from maintenance and technical support, training, installation and hardware sales. The Company and its subsidiaries sell their products primarily through their direct sales force.

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

                  The Company and its subsidiaries implement Statement of Position 97-2, "Software Revenue Recognition", SOP 97-2 as amended. Revenues from software arrangements are recognized upon delivery of the product, when collection is probable, the product fee is otherwise fixed or determinable, persuasive evidence of an arrangement exists, collectibility is probable and no further obligation remains. SOP 97-2 requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair value of the elements. The Company has also adopted "Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions," SOP 98-9, for all transactions entered into after January 1, 2000. The Company's Vendor Specific Objective Evidence ("VSOE") used to allocate the sales price to maintenance, support, technical training and installation is based on the price charges when these elements are sold separately. SOP 98-9 requires that revenue be recognized under the "residual method" when (1) VSOE of fair value exists for all undelivered elements and no VSOE exists for the delivered elements, and (2) all revenue recognition criteria of SOP 97-2, as amended, are satisfied. Under the residual method any discount in the arrangement is allocated to the delivered element. The Company and its subsidiaries do not grant a right of return to their customers.

                  SOP 97-2 specifies that extended payment terms in a software licensing arrangement may indicate that the software license fees are not deemed to be fixed or determinable. In addition, if payment of a significant portion of the software license fees is not due until more than twelve months after delivery, the software license fees should be presumed not to be fixed or determinable, and thus should be recognized as the payments become due. However, SOP 97-2 specifies that if the Company has a standard business practice of using extended payment terms in software licensing arrangements and has a history of successfully collecting the software license fees under the original terms of the software licensing arrangement without making concessions, the Company overcomes the presumption that the software license fees are not fixed or determinable. Thus, revenues should be recognized when all other SOP 97-2 revenue recognition criteria are met. The Company has concluded that for certain software arrangements with extended payment terms, the "fixed or determinable" presumption has been overcome and software license fees have been recognized upon meeting the remaining SOP 97-2 revenue recognition criteria.

                  Arrangements that include installation services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. When services are considered essential, the entire revenue under the arrangement is recognized using the contract accounting under the percentage of completion method. When services are not considered essential, the service revenue is recognized when the services are performed.

                  Maintenance and support revenue included is deferred and recognized on a straight-line basis over the term of the maintenance and support agreement.

                  Revenues from technical training and installation and from consulting services are recognized at the time they are rendered.

                  Revenues from hardware sales are recognized in accordance with Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" ("SAB No. 101"), when shipment has occurred, persuasive evidence of an arrangement exists, the vendor's fee is fixed or determinable, no further obligation remains and collectibility is probable.

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

                  Revenues from seismic data processing, interpretation, reservoir-studies services and significant customization of software are recognized based on "Accounting for Performance of Construction Type and Certain Production Type Contracts", ("SOP 81-1"), using contract accounting on a percentage of completion method. The percentage of completion for software licenses arrangements that require significant customization is determined based on the relationship of actual costs incurred to total costs estimated to be incurred over the duration of the contract. The percentage of completion for seismic data processing, interpretation and reservoir-studies services is determined based on the amount of data interpreted or processed to the total amount of data to be interpreted or processed. A provision for estimated losses on uncompleted contracts is recorded in the period in which such losses are first identified, in the amount of the estimated loss on the entire contract. As of December 31, 2001, no provisions for losses have been recorded.

                  Deferred revenue includes unearned amounts received under maintenance and support contracts, and amounts received from customers but not yet recognized as revenues.

         i.       Research and development costs:

                  Research and development costs incurred in the process of developing product improvements or new products, are generally charged to expenses as incurred.

                  Statement of Financial Accounting Standards No. 86 "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed, ("SFAS No. 86") requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company and its subsidiaries product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company and its subsidiaries between completion of the working model and the point at which the product is ready for general release which are insignificant, have been capitalized.

                  Capitalized software costs are amortized by the greater of the amount computed using the: (i) ratio that current gross revenues from sales of the software to the total of current and anticipated future gross revenues from sales of that software, or (ii) the straight-line method over the estimated useful life of the product (not to exceed three years). The Company assesses the recoverability of this intangible asset on a regular basis by determining whether the amortization of the asset over its remaining life can be recovered through undiscounted future operating cash flows from the specific software product sold.

         j.       Income taxes:

                  The Company and its subsidiaries account for income taxes in accordance with Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes, ("SFAS No. 109"). This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

         k.       Concentrations of credit risks:

                  Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, trade receivables, accrued income and long-term trade receivables.

                  Cash and cash equivalents and a short-term deposit are invested in U.S. dollars with major banks in the United States, France and in Israel. Such investments in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company and its subsidiaries investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

                  The Company and its subsidiaries' trade receivables, long-term trade receivables and accrued income are generally derived from sales of products and services rendered to large and solid organizations located primarily in Europe, the Middle East and Asia ("EMEA"), North and South America, and the Far East. The Company and its subsidiaries perform ongoing credit evaluations of its customers. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection and a general allowance is provided to cover additional potential exposures. As of December 31, 2001, the Company has not incurred significant losses.

         l.       Accounting for stock-based compensation:

                  The Company has elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB No. 25") and FASB Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation" ("FIN 44") in accounting for its employee stock option plans. Under APB No. 25, when the exercise price of the Company's share options is less than the market price of the underlying shares on the date of grant, compensation expense is recognized. The pro forma disclosures required by SFAS No. 123 "Accounting for Stock-Based Compensation" ("SFAS No. 123") are provided in
                  Note 10g.

                  The Company applies SFAS No. 123 and EITF 96-18 "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services" ("EITF No. 96-18") with respect to warrants and options issued to non-employees. SFAS No. 123 requires use of an option valuation model to measure the fair value of the options at the grant date.

         m.       Severance pay:

                  The Company's liability for severance pay for its Israeli employees, is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Israeli employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for all of these employees, is fully provided by monthly deposits with severance pay funds, insurance policies and by an accrual.

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

                  The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the Company's obligation pursuant to Israeli severance pay law and labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

         n.       Fair value of financial instruments:

                  The following methods and assumptions were used by the Company and its subsidiaries in estimating their fair value disclosures for financial instruments:

                  The carrying amounts of cash and cash equivalents, short-term deposits, trade receivables, short-term bank loans, trade payables and note payable approximate their fair value due to the short-term maturity of such instruments.

                  Long-term trade receivables, long-term bank loans, long-term lease obligations and convertible loan are estimated by discounting the future cash flows using current interest rates for borrowings and lending of similar terms and maturities. The carrying amount of the long-term trade receivables, long-term bank loans, long-term lease obligations and convertible loan approximates their fair value.

         o.       Derivatives and hedging:

                  The Company accounts for derivatives and hedging based on Financial Accounting Standards Board Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended ("SFAS No. 133"). SFAS No. 133 requires companies to recognize all of its derivative instruments on the balance sheet at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

                  For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in the same line item associated with the hedged item in current earnings during the period of the change in fair values.

                  The Company entered into forward exchange contract to minimize the short term impact of foreign currency fluctuation on the note payable denominated in British Pound (see Note 8d). This is highly correlated to the hedge item and is designated as, and considered effective as hedge of the underlying liability. Gains and losses on this contract are included in net financial expenses, and off set foreign exchange gains and losses from the revaluation of the note payable denominated in British Pound.

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

                  The Company entered into additional forward exchange contracts to hedge certain transactions denominated in foreign currencies. The purpose of the Company's foreign currency hedging activities is to protect the Company from risk that the eventual dollar cash flows from the sale of products to international customers will be adversely affected by changes in the exchange rates. The Company's forward contracts did not qualify as hedging instruments and the changes in the forward fair value are reflected in the statement of operations as financial income or expense.

         p.       Advertising expenses:

                  Advertising expenses are charged to the statements of operations as incurred. Advertising expenses for the years ended December 31, 1999, 2000 and 2001 were $587,000, $536,000 and $171,000, respectively.

         q.       Basic and diluted net earnings (loss) per share:

                  Basic net earnings (loss) per share are computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share". ("SFAS No. 128").

                  The total weighted average number of shares related to outstanding options and warrants excluded from the calculation of diluted net earnings (loss) per share, because these securities are anti-dilutive, was 46,000, 1,230,590 and 1,834,808 for the years ended December 31, 1999, 2000 and 2001, respectively

         r.       Impact of recently issued accounting standards:

                  In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, Business Combinations and No. 142, Goodwill and other Intangible Assets. ("SFAS No. 141" and "SFAS No. 142"). SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001.

                  SFAS No. 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combination completed after June 30, 2001. SFAS No. 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives. SFAS No. 142 requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives.

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

                  The Company will apply Statement No. 142 beginning in January 1, 2002. The Company will test the goodwill for impairment using the two-step process prescribed in SFAS No. 142. The first step is a screen for potential impairment, while the second step measures the amount of the impairment, if any. The Company expects to perform the first of the required impairment tests of goodwill and identified lived intangible assets as of January 1, 2002 in the first half of 2002. Any impairment charge resulting from these transitional impairment tests will be reflected as cumulative effect of a change in accounting principle in the first half of 2002. Application of the non-amortization of the SFAS is expected to result in an increase in net income of approximately $1,453,000 ($0.1 per year). The Company will reclassify an assembled workforce intangible asset with an unamortized balance of $1,957,000 to goodwill at the date of adoption.

                  In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No.144"), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and superseded SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations for a Disposal of a Segment of a Business". SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged.

                  The Company expects to adopt SFAS No. 144 as of January 1, 2002 and it has not determined the effect, if any, the adoption of SFAS No. 144 will have on the Company's financial position and results of operations.

         s.       Reclassification:

                  Certain prior years amounts have been reclassified to conform to the current year's presentation.

NOTE 3: SHORT-TERM BANK DEPOSIT

                  Short-term bank deposit is maintained with a bank as security for the note payable (see Note 8a). The deposit bears an annual interest of 3.75% and is linked to the British Pound.

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 4:- OTHER RECEIVABLES AND PREPAID EXPENSES

                                                DECEMBER 31,
                                          -------------------------
                                           2000               2001
                                          ------             ------
                                          U.S. DOLLARS IN THOUSANDS
                                          -------------------------
                Government authorities    $1,481             $1,741
                Prepaid expenses           1,350              1,608
                Other (1)                  1,279              2,337
                                          ------             ------

                                          $4,110             $5,686
                                          ======             ======

         (1) Includes two loans to the Company's officer, amounted to $110,000, linked to the Israeli Consumer Price Index, with interest at the rate of 2% per annum until May 31, 2000 and 4% per annum from June 1, 2000. These loans were originally repayable on December 31, 2000. Repayment has been extended to December 31, 2002.

NOTE 5:- PROPERTY AND EQUIPMENT, NET

         a.       Comprised as follows:

                                                               DECEMBER 31,
                                                        -------------------------
                                                         2000               2001
                                                        -------           -------
                                                        U.S. DOLLARS IN THOUSANDS
                                                        -------------------------
                  Cost:
                    Computers and peripheral equipment  $26,180           $27,877
                    Office furniture and equipment        2,604             3,365
                    Motor vehicles                           48               139
                    Leasehold improvements                3,301             6,240
                                                        -------           -------
                                                         32,133            37,621

                  Accumulated depreciation               18,815            21,719
                                                        -------           -------

                  Depreciated cost                      $13,318           $15,902
                                                        =======           =======

         b. Effective October 1, 2001, the Company changed the estimated useful life of some of its computer equipment from mainly 4 years to 6 years. The effect of this change of estimate on the net income and the net earning per share for the year ended December 31, 2001, has been immaterial.

         c. The equipment acquired under capital lease in accordance with Statement of Financial Accounting Standards No. 13, "Accounting for Leases" ("SFAS No. 13"), in the amount of $1,300,000 is included in property and equipment. Depreciation expense relating to this equipment was approximately $115,000, $275,000 and $381,000 for the years ended December 31, 1999, 2000 and 2001, respectively (see also Note 12c).

         d.       As for charges, see Note 12e.

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 6: - OTHER ASSETS, NET

         a.       Comprised as follows:

                                                                        DECEMBER 31,
                                                                 -------------------------
                                                                    2000           2001
                                                                   -------        -------
                                                                 U.S. DOLLARS IN THOUSANDS
                                                                 -------------------------
Acquired technology (net of accumulated amortization
   of $3,724,000 in 2000 and $6,154,000 in 2001)                   $11,171        $12,123
Assembled work-force (net of accumulated amortization
   of $1,012,000 in 2000 and $1,463,000 in 2001)                     2,408          1,957
Customer base (net of accumulated amortization of $30,000 in
   2000 and $151,000 in 2001)                                        2,380          2,259
Goodwill (net of accumulated amortization of $992,000 in 2000
   and $1,641,000 in 2001)                                           9,499         12,985
Issuance costs of convertible loan (net of accumulated
   amortization of $0 in 2000 and $18,000 in 2001 (see Note 9)          --            597
Other (net of accumulated amortization of $1,499,000 in 2000
   and $1,650,000 in 2001)                                             147            640
                                                                   -------        -------

                                                                   $25,605        $30,561
                                                                   =======        =======

         b. Effective April 1, 2001, the Company changed the estimated useful life of the remaining acquire technology, workforce and goodwill acquired in connection with Canada acquisition and certain other acquisitions from 5 to 10 years. The effect of change of estimate on the net income and net earnings per share for the year ended December 31, 2001, is an increase of approximately $975,000 and $0.07, respectively.

                  The expected effect of this change of estimate for the following eight years is an increase of approximately $1.3 million and $0.09 on the net income and on the net earnings per share per annum, respectively.

         c. Effective October 1, 2000, the Company changed the estimated useful life of the remaining goodwill acquired in connection with the PTM acquisition from 10 to 20 years. The effect of change of estimate on the net income and net earnings per share for the year ended December 31, 2000, has been immaterial.

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 7:- OTHER PAYABLES AND ACCRUED EXPENSES

                                                      DECEMBER 31,
                                                -------------------------
                                                 2000              2001
                                                -------           -------
                                                U.S. DOLLARS IN THOUSANDS
                                                -------------------------
        Accrued expenses                        $ 2,493           $ 3,975
        Employees and payroll accruals            2,585             3,428
        Royalties                                 1,473             1,682
        Employees termination expense               136               540
        Income taxes and other taxes              2,093             2,545
        Other                                     1,821             1,070
                                                -------           -------

                                                $10,601           $13,240
                                                =======           =======

NOTE 8:- FINANCING ARRANGEMENTS

         a. The Company has available unsecured revolving credit line facilities for borrowings of up to a total of approximately $ 22 million as of December 31, 2001, which are available until August to November, 2002. Additionally, the Company is required to maintain certain covenants according to which, (1) its shareholders' equity will not be less than 40% of its total assets and (2) the net profit excluding one time expenses will be positive on an annual basis. Borrowings under these agreements bear interest at rates LIBOR for three to six months, plus 1%-1.5%. The Company had an unused credit facility in the amount of approximately $10 million as of December 31, 2001. A portion of the Company's short-term bank loans require that the Company pledges cash and places floating charge as collateral for its borrowings (see Note
                  12e).

         b. Short-term bank loans consist of loans under the above discussed facility, linked to the US dollar. The interest rate on these borrowings is the London Inter Bank Offer Rate ("LIBOR") for three to six months, plus 1%. The weighted average interest rate as of December 31, 2000 and 2001, was approximately 7.5% and 4.5% respectively.

         c. Long-term bank loans under the above discussed facility, represent other bank loans which are linked to the U.S. dollar. The interest rate on these borrowings is the LIBOR for three months, plus 1%-1.5%.

                         Aggregate maturities of long-term loans:

                                                      DECEMBER 31,
                                                -------------------------
                                                  2000            2001
                                                 ------          ------
                                                U.S. DOLLARS IN THOUSANDS
                                                -------------------------
        First year (current maturities)          $3,112          $1,278
        Second year                               1,277           1,300
        Third year                                   --           3,799
                                                 ------          ------

                                                 $4,389          $6,377
                                                 ======          ======

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 8:- FINANCING ARRANGEMENTS (CONT.)

         d. In May 2001, the Company issued a note payable amounting $6,282,000, in respect of the acquisition of Sysdrill, to the previous owner of Sysdrill ("the lender"). The note shall be paid in British Pound by May 15, 2002 and bears six months LIBOR interest. The lender shall be entitled, by given 90 day notice, to require a redemption of up to one million British Pound (see Note 1b).

NOTE 9:- CONVERTIBLE LOAN

         On October 11, 2001, the Company entered into an agreement with The Israel Mezzanine Fund, L.P., The Israel Mezzanine Fund (In Israel), Limited Partnership and The Jordan (Bermuda) Investment Company Ltd. (collectively "FIMI") pursuant to which the Company would issue FIMI $8 million convertible debentures ("Convertible loan"), with the option to increase to $11 million under certain conditions. Annual interest rate is three months LIBOR minus 1% payable quarterly. The outstanding loan principal amount shall be repaid in three equal annual payments commencing October 2004.

         The loan shall be convertible into Ordinary shares by FIMI at any time at $7.5 per share ("Conversion Price").

         The Conversion Price shall be subject to adjustment in the event that the average closing prices of the Company's Ordinary shares, sixty trading days immediately preceding the second and the third anniversaries of the agreement ("Market Price") is lower than $7.5 per share. The Conversion Price shall be adjusted to the Market Price, provided that it shall not be lower than $3.26 per share. In the event that the Market Price shall be equal to or lower than $3.26 per share, the conversion price shall be $3.26 per share.

         In the event that the average closing prices of the Company's Ordinary shares, sixty trading days immediately preceding a conversion date ("Conversion Closing Price") is equal to or higher than $20 but lower than $30, the adjusted Conversion Price, shall be $9 per share. Further, in the event that the Conversion Closing Price is equal to or higher than $30, the adjusted Conversion Price, shall be $12. As of December 31, 2001, no conversion of the loan took place.

         The outstanding convertible loan amount shall be repaid in three equal annual payments commencing on the third anniversary of the agreement closing date; provided, however, that prior to each payment date, FIMI, at its sole discretion, may elect, by giving an irrevocable written notice to the Company, to have any portion of the principal deferred and repaid on the fifth anniversary of the agreement closing date. The parties agreed to certain covenants, such that as long as the loan has not been repaid, the Company's shareholders' equity will not be less than (i) its shareholders' equity as of June 30, 2001 and (ii) 40% of its total assets.

         Upon the closing of a merger or consolidation of the Company, or a sale of securities of the Company, which results in shareholders, prior to the transaction, owning less than 51% of the surviving entity, FIMI has the right to require that the Company repay the Convertible loan. In addition, the Company is required to repay the Convertible loan upon the acquisition of 90% or more of the securities of the Company by a third party.

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 9:- CONVERTIBLE LOAN (CONT.)

         As of December 31, 2001, no beneficial conversion feature value was required in respect of the convertible loan, in accordance with Emerging Issues Task Force ("EITF") 98-5 "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios" and EITF 00-27 "Application of Issue No. 98-5 to Certain Convertible Instruments".

NOTE 10:- SHAREHOLDERS' EQUITY

         a.       Ordinary shares:

                  Ordinary shares confer upon their holders voting rights, the right to receive cash dividends, and the right to a share in excess assets upon liquidation of the Company.

                       As for charges, see Note 12(e)(1).

         b.       Preferred shares:

                  All the issued and outstanding Preferred shares were automatically converted into Ordinary shares at the time of the Company's Initial Public Offering ("IPO"), which took place in 1998. Since then, the Ordinary shares have been traded on NASDAQ in the U.S. In February 2001, under the provisions of the Tel-Aviv Stock exchange regulations for dual listings, the Company's shares commence trading on the Tel-Aviv Stock exchange.

         c. In May 2001, the Company issued 200,000 Ordinary shares in connection with the acquisition of Sysdrill (see Note 1b).

         d. In October 2000, the Company issued 1,500,000 Ordinary shares to CGG as part of the consideration in regarding to the Flagship acquisition (see Note 1c).

         e. In April and May 1999, the Company completed through a private placement, a share issuance of 2,017,544 Ordinary shares to new and existing investors, and raised approximately $11 million.

         f.       Stock options:

                  Under the Company's 1994 and 1997 Stock Option Plans ("the Plans"), options may be granted to employees, officers, directors and consultants who provide services to the Company or any of its subsidiaries. Pursuant to the Plans, a total of 2,300,000 Ordinary shares of the Company are reserved for issuance. Options granted under the 1994 and 1997 Plans, if unexercised, expire ten and eight years from the date of grant, respectively. The exercise price of these options may not be less than 100% of the market price of the share at the date of grant. Options granted under the Plans are generally exercisable in installments over the vesting period which is generally four years. Options, which are canceled or forfeited before expiration become available for future grants. All options were granted with an exercise price equal to the fair market value at the date of grant. Total amount of options available for future grants as of December 31, 2001 amounted to 391,000.

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 10:- SHAREHOLDERS' EQUITY (CONT.)

                  The following is a summary of the options granted among the various Plans.

                                                             YEAR ENDED DECEMBER 31,
                            ---------------------------------------------------------------------------------------
                                       1999                          2000                          2001
                            --------------------------     --------------------------    --------------------------
                                             WEIGHTED                       WEIGHTED                      WEIGHTED
                                              AVERAGE                        AVERAGE                       AVERAGE
                                             EXERCISE                       EXERCISE                      EXERCISE
                              NUMBER           PRICE         NUMBER           PRICE        NUMBER           PRICE
                            ----------      ----------     ----------      ----------    ----------      ----------
Outstanding at the
  beginning of the year      1,592,616      $     5.65      1,603,216      $     5.67     1,845,156      $     6.01
  Granted                      121,500      $        7        598,350      $        7       101,000      $     3.88
  Canceled or forfeited        (96,500)     $        7       (310,624)     $     6.49       (98,314)     $      6.9
  Exercised                    (14,400)     $        5        (45,786)     $     3.84            --      $       --
                            ----------      ----------     ----------      ----------    ----------      ----------

Outstanding at the
  end of the year            1,603,216      $     5.67      1,845,156      $     6.01     1,847,842      $     5.85
                            ==========      ==========     ==========      ==========    ==========      ==========
 Exercisable at the
  end of the year            1,013,064      $     5.18      1,079,435      $     5.31     1,236,108      $     5.53
                            ==========      ==========     ==========      ==========    ==========      ==========

                  The options outstanding as of December 31, 2001, have been separated into ranges of exercise price as follows:

                                                                                 WEIGHTED
                    OPTIONS          WEIGHTED                    OPTIONS         AVERAGE
                  OUTSTANDING         AVERAGE      WEIGHTED    EXERCISABLE       EXERCISE
   RANGE OF          AS OF           REMAINING      AVERAGE       AS OF          PRICE OF
   EXERCISE       DECEMBER 31,      CONTRACTUAL    EXERCISE    DECEMBER 31,      OPTIONS
    PRICE             2001         LIFE (YEARS)      PRICE         2001        EXERCISABLE
--------------    ------------     ------------    --------    ------------    -----------
$ 0.59               63,336            0.33         $ 0.59         63,336         $ 0.59
$ 2.5 - $ 3.67      174,190            4.03         $ 3.07         89,190         $  2.5
$ 4 - $ 6           473,026            3.15         $ 4.64        457,026         $  4.8
$ 7               1,137,290            5.67         $    7        626,556         $    7
                  ---------                         ------      ---------         ------

                  1,847,842                         $ 5.85      1,236,108         $ 5.53
                  =========                         ======      =========         ======

         g. Pro-forma information regarding net income (loss) and net earnings (loss) per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the grant date using a Black and Scholes option pricing model with the following weighted-average assumptions for each of the three years in the period ended December 31, 1999, 2000 and 2001, respectively: risk-free interest rates of 6%, 6% and 2%-5% for the years ended December 31, 1999, 2000 and 2001, respectively; dividend yields of 0% for each year; a volatility factor of the expected market price of the Company's Ordinary shares of 0.567, 0.621 and 0.547 for the years ended December 31, 1999, 2000 and 2001, respectively and a weighted-average expected life of the option of eight years for each year. For pro forma purposes, deferred compensation is being amortized over the vesting period.

                  The weighted average fair value of the options at their dates of grant in 1999, 2000 and 2001 was $4.38, $4.82 and $2.51, respectively.

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 10:- SHAREHOLDERS' EQUITY (CONT.)

                  Pro-forma information under SFAS No. 123 (in thousands, except per share data):

                                                     YEAR ENDED DECEMBER 31,
                                                 --------------------------------
                                                   1999        2000       2001
                                                 ---------   ---------  ---------
Net income (loss) as reported                    $  (3,778)  $   2,359  $   2,130
                                                 =========   =========  =========
Pro-forma net income (loss)                      $  (5,035)  $     744  $     957
                                                 =========   =========  =========
Pro-forma basic net earnings (loss) per share    $   (0.41)  $    0.06  $    0.06
                                                 =========   =========  =========
Pro-forma diluted net earnings (loss) per share  $   (0.41)  $    0.06  $    0.06
                                                 =========   =========  =========

         h.       Warrants:

                  In 1994, the Company issued 539,244 warrants to purchase Ordinary shares of the Company to various shareholders, in connection with their loan guarantees to the Company. These warrants were exercisable over five years, and terminated on July 21, 1999, at an exercise price of the lower of either:
                  (i) 80% of the price of the last private placement, or (ii) 80% of the IPO price of the Company's shares. In the year ended December 31, 1999, 479,908 warrants were exercised at an exercise price of $4 per share and as of December 31, 1999, all of the warrants were exercised.

                  In October 1997, the Company issued 720,000 warrants in connection with bridge loans received in relation with the acquisition of CogneSeis Development Inc. ("CogneSeis"), at an exercise price of $6.00 per Ordinary share. These warrants are exercisable over seven years. The fair value of these warrants was estimated using a Black and Scholes option pricing model with the following weighted-average assumptions: risk-free interest rate of 6%; dividend yields of 0%; a volatility factor of the expected market price of the Company's Ordinary shares of 0.285; and a weighted-average expected life of the warrants of one year; The fair value of these warrants in the amount of $600,000 was amortized as additional interest expense in 1997 and 1998, amounting to $125,000 and $475,000, respectively. In April 2000, 360,000 warrants were exercised to 119,782 of the Company's Ordinary shares at an exercise price equal to the par value of NIS 0.5, due to a cashless exercise mechanism. As of December 31, 2001, 363,000 warrants are exercisable.

                  In 1999, as compensation for services provided to the Company in connection with the share issuance (see Note 10e), investment bankers received 250,000 warrants exercisable during a three year period at an exercise price of $5.70 per Ordinary share. As of December 31, 2001, 250,000 warrants are exercisable. These warrants will expire on May 15, 2002.

         i.       Dividends:

                  Dividends, if any, will be paid in NIS. Dividends paid to shareholders outside Israel may be converted to U.S. dollars on the basis of the exchange rate prevailing at the date of the conversion. The Company does not intend to pay cash dividends in the foreseeable future.

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 11:- INCOME TAXES

         a.       Israeli income tax:

                  The Company's production facilities in Israel have been granted an "Approved Enterprise" status for four investment programs approved in 1988, 1993, 1996 and 1999 by the Israeli Government under the Law for the Encouragement of Capital Investments, 1959. The main benefit arising from such status is the reduction in tax rates on income derived from "Approved Enterprise". Consequently, the Company is entitled to two to four years of tax exempt and three to five years of reduced tax rate (10% - 25%).

                  Additionally, the Company is a "foreign investors' company", as defined by that law and, as such, is entitled to additional reduction of the tax to 10% - 25% (based on the percentage of foreign ownership in each taxable year) and extension of above 3-5 years of the benefit period.

                  As the Company has no taxable income, the benefit periods have not yet commenced for all programs.

                  The Company has completed implementation of three investment programs and currently implements the fourth investment program.

                  The period of tax benefits, detailed above, is subject to limit of 12 years from the commencement of production, or 14 years from the approval date, whichever is earlier. Given the above-mentioned conditions, under the various investment programs, the period of benefits for the production facilities will terminate in the years from 2002 thorough 2013.

                  The entitlement to the above benefits is conditional upon the Company's fulfilling the conditions stipulated by the above law, regulations published thereunder and the instruments of approval for the specific investments in "Approved Enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2001, the Company is in compliance with all the conditions required by law.

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

                  As of December 31, 2001, the accumulated deficit of the Company does not include any tax-exempt profits earned by the Company's "Approved Enterprise".

                  Income from sources other than "Approved Enterprise" is taxed at the regular rate of 36%.

                  By right of this law, the Company is entitled to claim accelerated depreciation on equipment used in the "Approved Enterprise" during five tax years.

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 11:- INCOME TAXES (CONT.)

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

                  The Company is an "Industrial Company", as defined by the Law for the Encouragement of Industry (Taxes), 1969 and, as such, is entitled to certain tax benefits, mainly accelerated depreciation of machinery and equipment, as prescribed by regulations published under the Inflationary Adjustments Law, the right to claim public issuance expenses and amortization of other intangible property rights as a deduction for tax purposes.

         b.       Deferred income taxes:

                  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company and its subsidiaries deferred tax liabilities and assets are as follows:

                                                                    DECEMBER 31,
                                                             -------------------------
                                                              2000              2001
                                                             -------           -------
                                                             U.S. DOLLARS IN THOUSANDS
                                                             -------------------------
Deferred income tax assets:
  Operating loss carryforward                                $ 1,200           $   946
  Other                                                          300               187
                                                             -------           -------

  Net deferred income tax asset before valuation allowance     1,500             1,133
  Valuation allowance                                          (1500)           (1,133)
                                                             -------           -------

  Net deferred income tax asset                              $    --           $    --
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

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 11:- INCOME TAXES (CONT.)

         c.       Net operating losses carryforwards:

                  The Company has accumulated losses for tax purposes as of December 31, 2001, in the amount of approximately $1 million, which may be carried forward and offset against taxable income in the future for an indefinite period.

                  Through December 31, 2001, the Company has accumulated losses for tax purposes in the amounts of approximately $3.5 million related to certain subsidiaries.

         d. Reconciliation of the theoretical tax expense (benefit) to the actual tax expense (benefit):

                  A reconciliation of the theoretical tax expense, assuming all income is taxed at the statutory rate applicable to income of the Company, and the actual tax expense are as follows:

                                                 YEAR ENDED DECEMBER 31,
                                                -------------------------
                                                  1999     2000    2001
                                                 -------   -----   -----
                                                U.S. DOLLARS IN THOUSANDS
                                                -------------------------
       Theoretical tax (benefit) computed
             at the statutory rate of 36%        $(1,360)  $ 986   $ 972
          Increase (decrease) in income
             taxes resulting from:
             Carryforward losses for which a
              valuation allowance was provided        --    (500)   (254)
            Losses for which benefits
              are not recognized                   2,878      --      --
             Prior year income tax benefit          (258)     --      --
             Other                                (1,260)   (106)   (149)
                                                 -------   -----   -----

         Taxes on income                         $    --   $ 380   $ 569
                                                 =======   =====   =====

         e.       Income taxes consist of the following:

                                   YEAR ENDED DECEMBER 31,
                                 --------------------------
                                 1999       2000       2001
                                 -----      -----      ----
                                 U.S. DOLLARS IN THOUSANDS
                                 --------------------------
                  Current        $ 725      $ 552      $569
                  Deferred        (467)      (172)       --
                  Prior year      (258)        --        --
                                 -----      -----      ----

                                 $  --      $ 380      $569
                                 =====      =====      ====

                  Domestic       $  --      $ 123      $ 44
                  Foreign           --        257       525
                                 -----      -----      ----

                                 $  --      $ 380      $569
                                 =====      =====      ====

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 11:- INCOME TAXES (CONT.)

         f. Income (loss) before income taxes from continued operation consists of the following :

                                   YEAR ENDED DECEMBER 31,
                               ------------------------------
                                1999         2000       2001
                               -------      ------     ------
                                 U.S. DOLLARS IN THOUSANDS
                               ------------------------------
                  Domestic     $(3,465)     $  874     $1,400
                  Foreign         (313)      1,865      1,299
                               -------      ------     ------

                               $(3,778)     $2,739     $2,699
                               =======      ======     ======

NOTE 12:- COMMITMENTS AND CONTINGENT LIABILITIES

         a. Royalty obligation to the Office of the Chief Scientist ("OCS") of the Government of Israel:

                  Under the Company's research and development agreements with the OCS and pursuant to applicable laws, the Company is required to pay royalties at the rate of 3% of sales of products developed with funds provided by the Office of the Chief Scientist, up to an amount equal to 100% - 150% of the Office of the Chief Scientist's research and development grants (dollar-linked) related to such projects. The Company is obligated to repay the Government for the grants received only to the extent that there are sales of the funded product. The Company did not receive grants for the years ended December 31, 1999, 2000 and 2001.

                  The Company has paid or accrued royalties in the amounts of $100,000, $100,000 and $236,000 for the years ended December 31, 1999, 2000 and 2001, respectively, relating to the repayment of such grants.

                  As of December 31, 2001, the Company had a contingent obligation to pay royalties in the amount of approximately $303,000.

         b.       Royalty obligation to the Marketing Fund of the Government of
                  Israel:

                  The Israeli Government, through the Fund for the Encouragement of Marketing Activities, awarded the Company grants for participation in foreign marketing expenses. The Company is committed to pay royalties at the rate of 3% of the increase in foreign sales. Total royalties are not to exceed the amounts of grants received by the Company (dollar-linked). The Company did not receive grants for the years ended December 31, 1999, 2000 and 2001.

                  As of December 31, 2001, the Company had a contingent obligation to pay royalties in the amount of approximately $391,000.

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 12:- COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

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

                  Future minimum rental commitments under non-cancelable operating and capital leases as of December 31, 2001, are as follows:

                                                OPERATING          CAPITAL
     YEAR ENDED DECEMBER 31,                      LEASES           LEASES
                                                 --------          -------
                                                 U.S. DOLLARS IN THOUSANDS
                                                 -------------------------
     2002                                        $  2,883          $   325
     2003                                           3,363                -
     2004                                           3,343                -
     2005                                           3,056                -
     2006 and thereafter                            8,736                -
                                                 --------          -------

     Total minimum lease payments                $ 21,381              325
                                                 ========

     Less - amount representing  interest                              (65)
                                                                   -------

     Present value of capital lease obligation                     $   260
                                                                   =======

                  Total rent expenses for the years ended December 31, 1999, 2000 and 2001, amounted to $2,020,000, $2,930,000 and
                  $3,601,000, respectively.

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 12:- COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

         d.       Legal:

                  On December 11, 1997, the Company filed a lawsuit for a declaratory judgment to determine whether it has any obligation to Geophysical Micro Computer Application (international) Ltd.("GMA") under a letter of intent (the "letter of intent"). Under the terms of the letter of intent, the company and GMA contemplated a transaction in which GMA would purchase certain computer software programs and related products ("SeisX") from the Company, provided that the Company acquired the SeisX assets from a third party. On May 5, 1998, GMA filed a counterclaim for breach of contract, claiming that the letter of intent required the Company to sell SeisX to GMA. GMA sought compensatory, injunctive and declaratory relief. On September 11, 1998, the trial court granted summary judgment in favor of the Company and declared that the Company has no obligation to sell the SeisX assets or related products to GMA, and that GMA lost its counterclaim. On December 7, 1998, GMA filed the an appeal. As for subsequent events see
                  Note 15c.

         e.       Charges:

                  1. The Company has a floating charge on all of its assets and on its outstanding share capital, with respect to its short-term and long-term bank loans, and credit lines in favor of two individual banks and to FIMI.

                  2. All financed equipment is pledged in favor of the related financial institution.

                  3. The Company has pledged $1.9 million of its short term bank deposit in favor of one of its Banks as collateral for the note payable repayment (see Note
                           8d).

NOTE 13:- SEGMENTS, CUSTOMERS AND GEOGRAPHICS INFORMATION

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

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 13:- SEGMENTS, CUSTOMERS AND GEOGRAPHICS INFORMATION (CONT.)

                  The information evaluated by the Company's decision makers in deciding how to allocate resources to these segments are total revenues, cost of revenues, depreciation of property and equipment, segment profit and segments property and equipment as presented in the consolidated statements of operations and balance sheets.

                  In prior years, the Company operated and reported in its management internal reporting in a single segment - providing of software licenses, seismic data processing and interpretation services.

                  Prior years have been restated in order to reflect the new internal reporting form.

                  The accounting policy of the segments is in accordance with the requirements of Statement of Financial Accounting Standards No. 131 Disclosure about Segments of an Enterprise and Related Information", ("SFAS No. 131").

                  Segments revenues, cost of revenues, depreciation, assets and other data are as follows:

                                      YEAR ENDED DECEMBER 31, 2001
                            ---------------------------------------------------
                            PRODUCTS    SERVICES  RECONCILIATION   CONSOLIDATED
                            --------    --------  --------------   ------------
                                        U.S. DOLLARS IN THOUSANDS
                            ---------------------------------------------------
       Revenues             $50,765     $22,001       $    --        $72,766
       Cost of revenues      10,592       9,793            --         20,385
       Depreciation             718       2,151         2,720          5,589
                            -------     -------       -------        -------

       Segment profit       $39,455     $10,057       $(2,720)       $46,792
                            =======     =======       =======        =======

                                      YEAR ENDED DECEMBER 31, 2000
                            ---------------------------------------------------
                            PRODUCTS    SERVICES  RECONCILIATION   CONSOLIDATED
                            --------    --------  --------------   ------------
                                        U.S. DOLLARS IN THOUSANDS
                            ---------------------------------------------------
       Revenues             $46,390     $16,908       $    --        $63,298
       Cost of revenues      10,816       6,352            --         17,168
       Depreciation             609       1,827         2,310          4,746
                            -------     -------       -------        -------

       Segment profit       $34,965     $ 8,729       $(2,310)       $41,384
                            =======     =======       =======        =======

                                      YEAR ENDED DECEMBER 31, 1999
                            ---------------------------------------------------
                            PRODUCTS    SERVICES  RECONCILIATION   CONSOLIDATED
                            --------    --------  --------------   ------------
                                        U.S. DOLLARS IN THOUSANDS
                            ---------------------------------------------------
       Revenues             $43,023     $11,483       $    --        $54,506
       Cost of revenues      12,418       5,804            --         18,222
       Depreciation             448       1,395         2,022          3,865
                            -------     -------       -------        -------

       Segment profit       $30,157     $ 4,284       $(2,022)       $32,419
                            =======     =======       =======        =======

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 13:- SEGMENTS, CUSTOMERS AND GEOGRAPHICS INFORMATION (CONT.)

                  Segments assets, net are as follows:

                                               DECEMBER 31,
                                     -------------------------------
                                      1999        2000        2001
                                     -------     -------     -------
                                       U.S. DOLLARS IN THOUSANDS
                                     -------------------------------
            Products                 $ 2,264     $ 2,622     $ 1,101
            Services                   6,692       8,520       7,826
            Other                      3,051       2,176       6,975
                                     -------     -------     -------

            Total segment assets     $12,007     $13,318     $15,902
                                     =======     =======     =======

         b.       Geographic operational information:


                  Revenues attributed to countries based on the location of the end customers are as follows:

                                          YEAR ENDED DECEMBER 31,
                                      -------------------------------
                                       1999        2000        2001
                                      -------     -------     -------
                                         U.S. DOLLARS IN THOUSANDS
                                      -------------------------------
          North and South America     $24,219     $32,104     $33,531
          EMEA                         14,604      19,240      25,121
          Far East                     15,683      11,954      14,114
                                      -------     -------     -------

                                      $54,506     $63,298     $72,766
                                      =======     =======     =======

                  Long-lived assets are as follows:

                                                DECEMBER 31,
                                      -------------------------------
                                       1999        2000        2001
                                      -------     -------     -------
                                         U.S. DOLLARS IN THOUSANDS
                                      -------------------------------
          North and South America     $ 7,932     $ 7,232     $ 8,951
          EMEA                          1,704      17,270      17,103
          Far East                      1,074       1,029       2,133
          Israel                       16,016      13,392      18,276
                                      -------     -------     -------

                                      $26,726     $38,923     $46,463
                                      =======     =======     =======

         c.       Major customers:

                  The Company had one major customer, which accounted for approximately 0%, 12% and 0% of the Company's revenues, for the years ended December 31, 1999, 2000 and 2001, respectively.

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 14:- SELECTED STATEMENTS OF OPERATIONS DATA

         a.       Non-recurring expenses:

                                                                YEAR ENDED
                                                               DECEMBER 31,
                                                                   1999
                                                              ---------------
                                                              U.S. DOLLARS IN
                                                                 THOUSANDS
                                                              ---------------
                   Lease termination costs                       $   763
                   Impairment of developed technology              1,595
                   Other                                             347
                                                                 -------

                                                                 $ 2,705
                                                                 =======

         b. The following table sets forth the reconciliation of basic and diluted net earnings (loss) per share:

                                                   YEAR ENDED DECEMBER 31,
                                             ----------------------------------
                                               1999         2000         2001
                                             --------      -------      -------
                                                  U.S. DOLLARS IN THOUSANDS
                                             ----------------------------------
Numerator:

Net earnings (loss) for basic net earnings
(loss) per share                             $ (3,778)     $ 2,359      $ 2,130
                                             ========      =======      =======
Numerator for diluted net earnings (loss)
   per share -
  Net earning (loss) available to
   shareholders of Ordinary shares           $ (3,778)     $ 2,359      $ 2,162
                                             ========      =======      =======

Denominator (in thousands):
Weighted average number of Ordinary
   shares (denominator for basic net
   earnings (loss) per share)                  12,205       13,504       14,817
                                             --------      -------      -------
Effect of securities:
   Employee stock options                      *)  --          225          149
   Warrants issued to third parties            *)  --           60       *)  --
   Convertible loan                                --           --          158
                                             --------      -------      -------

Dilutive potential of Ordinary shares          *)  --          285          307
                                             --------      -------      -------
Denominator for diluted net earnings
   (loss) per share -                          12,205       13,789       15,124
                                             ========      =======      =======

*) Anti-dilutive.

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 15:- SUBSEQUENT EVENTS (UNAUDITED)

         a. The Company has been approached by and is currently in the final stages of negotiation with a private investment firm regarding the acquisition of the entire share capital of Company by way of merger, for consideration of $5.15 per share. The parties have not yet signed an agreement. The Company expects such an agreement to be signed in the near future. The closing of the transaction contemplated by the agreement, if signed, is subject to shareholders approval and other customary closing conditions. There can be no assurance that the transaction will be completed.

         b. On April 24, 2002, Leumi &.Co. Investment House filed a claim in the Tel Aviv Magistrates court against the Company and Eldad Weiss, the Company's Chairman and Chief Executive Officer, claiming a finders fee in connection with the FIMI Convertible note transaction (see Note 9) in a total amount of approximately $250,000. The Company and Mr. Weiss have not yet filed a Statement of Defense. This legal proceeding is in a preliminary stage and the Company and its legal counselors can not predict its outcome.

         c. On May 9, 2002, in connection with GMA case (see Note 12d), the Texas Supreme Court denied appeals by the Company from a Texas appellate court decision reversing and remanding for further proceedings a trial court decision in September 1998, under the terms of a Letter of Intent with GMA. The case will be returned to the Dallas County District Court for further proceedings. The Company believes that the outcome of the above claim will not have an adverse effect on the Company's consolidated financial statements.

         d. On April 9, 2002, Dr. Cesar A. Egas-Teran filed a lawsuit against Mr. Cesar Yepes, Paradigm's Geophysical de Venezuela S.A. and Paradigm's Geophysical B.V. ("the Venezuelan and Netherlands subsidiaries"), registered agent in Ecuador, and Mr. Alberto Jaramillo-De Howitt, the Venezuelan and Netherlands subsidiaries' former registered agent in Ecuador, both individually and as representatives in Ecuador of the Venezuelan and Netherlands subsidiaries', and against the Venezuelan and Netherlands subsidiaries', in the Ecuador civil courts, requesting that the judge order payment to Dr. Egas-Teran of $727,000 in commissions which Mr. Egas-Teran claims are allegedly owing to him in connection with contracts awarded to the Venezuelan and Netherlands subsidiaries' in Ecuador, plus interest and legal expenses. In addition, the plaintiff asked that the judge order that this amount be retained by Petroproduccion, the Venezuelan and Netherlands subsidiaries' customer in Ecuador, from monies owned to the Venezuelan and the Netherlands subsidiaries'. The Company believes that there is no basis for commissions between either Paradigm Geophysical de Venezuela S.A. or Paradigm Geophysical B.V and the plaintiff. On April 12, 2002, the judge confirmed retention of the amount by Petroproduccion and ordered the defendants to be subpoenaed for trial. Mr. Yepes has informed the Company that he only became aware of this lawsuit on June 12, 2002 and, therefore, he did not inform the Company of this action, including, the order requiring retention of funds by Petroproduccion, until June 12, 2002. The Company is not in contact with Mr. Jaramillo-De Howitt. The Company is currently examining the claims against it and has not yet filed a Statement of Defense. At this time, the Company and its legal counsel cannot predict the outcome of this lawsuit.

                           - - - - - - - - - - - - -

                                 EXHIBIT INDEX

EXHIBIT NO.                         EXHIBIT                            PAGE

4.15 Convertible Loan Agreement dated October 10, 2001 between Paradigm Geophysical Ltd. and The Israel Mezzanine Fund, L.P., The Israel Mezzanine Fund (in Israel), Limited Partnership and The Jordan (Bermuda) Investment Company Ltd.

8.1            Subsidiaries of Paradigm Geophysical Ltd.

10.1           Consent of Kost Forer and Gabbay.